As filed with the Securities and Exchange Commission on October 29, 2026

Registration No. 333-__________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SFS AUTO FUNDING, LLC

as depositor to the issuing entities described herein

(Exact name of registrant as specified in its charter)

Delaware	92-1721391
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-_______

Central Index Key Number of depositor: 0002042809

Central Index Key Number of sponsor: 0001980666

Stellantis Financial Services, Inc.

(Exact name of sponsor as specified in its charter)

5757 Woodway Drive

Houston, Texas 77057

(713) 273-5116

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bennie H. Duck

Stellantis Financial Services, Inc.

5757 Woodway Drive

Houston, Texas 77057

(713) 273-5116

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Stuart M. Litwin, Esq. Mayer Brown LLP 71 S. Wacker Drive Chicago, Illinois 60606 (312) 782-0600	James J. Antonopoulos, Esq. Mayer Brown LLP 71 S. Wacker Drive Chicago, Illinois 60606 (312) 782-0600	Jim Murphy Stellantis Financial Services, Inc. 5757 Woodway Drive Houston, Texas 77057 (203) 252-0614

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not deliver the notes described in this preliminary prospectus until we deliver a final prospectus. This preliminary prospectus is not an offer to sell the notes and is not soliciting an offer to buy the notes and there shall not be any sale of the notes in any jurisdiction where such offer, solicitation or sale is not permitted.

Subject to Completion, dated [    ] [●], 20[●]

PROSPECTUS

$[●]

SFS Auto Receivables Securitization Trust 20[●]-[●]

Issuing Entity

Central Index Key Number: [ ]

SFS Auto Funding, LLC	Stellantis Financial Services, Inc.
Depositor	Sponsor, Originator and Servicer
Central Index Key Number: 0002042809	Central Index Key Number: 0001980666

SFS Auto Receivables Securitization Trust 20[●]-[●] will issue the following asset-backed notes:

You should carefully read
the risk factors set forth
under “Risk Factors”
beginning on page [ ] of
this prospectus.

The notes are asset backed
securities. The notes will be
the obligation solely of the
issuing entity and will not be
obligations of or guaranteed
by Stellantis Financial
Services, Inc., SFS Auto
Funding, LLC, the
underwriters or any of their
affiliates.

		Initial Principal Amount(1)(2)	Interest Rate(3)	Final Scheduled Payment Date
Class A-1 notes		$[●]	[●]%	[●]
Class A-2[-A] notes(4) [Class A-2-B notes(4)]	}	$[●]	[●]% [SOFR Rate][Insert Other Benchmark Rate] + [●]%(5)	[●]
Class A-3 notes		$[●]	[●]%	[●]
Class A-4 notes		$[●]	[●]%	[●]
[Class B notes]		$[●]	[●]%	[●]
[Class C notes]		$[●]	[●]%	[●]

Total		$[●]

		Price to Public(6)	Underwriting Discount	Proceeds to the Depositor
Per Class A-1 note		[●]%	[●]%	[●]%
Per Class A-2[-A] note		[●]%	[●]%	[●]%
[Per Class A-2-B note]		[●]%	[●]%	[●]%
Per Class A-3 note		[●]%	[●]%	[●]%
Per Class A-4 note		[●]%	[●]%	[●]%
[Per Class B note	]	[●]%	[●]%	[●]%
[Per Class C note	]	[●]%	[●]%	[●]%

Total		$[●]	$[●]	$[●]

(1)  [All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.]

(2)  [Approximately [5]% of each class of notes will be retained by the depositor or one or more majority-owned affiliates of the sponsor.]

(3)  The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.

(4)  [The allocation of the principal amount between the Class A-2-A notes and the Class A-2-B notes will be determined no later than the day of pricing, although the principal amount of the Class A-2-B notes may not exceed [●]% of the aggregate principal amount of the Class A-2 notes.]

(5)  [The Class A-2-B notes will accrue interest at a floating rate based on a benchmark plus a spread. The benchmark initially will be [the “SOFR Rate”][Insert Other Benchmark Rate]. However, the benchmark may change in certain situations. For more information on how interest will be calculated on the Class A-2-B notes and the circumstances under which the benchmark may change, see “The Notes—Payments of Interest” in this prospectus. [If the sum of [the SOFR Rate][Insert Other Benchmark Rate] + [●]% is less than 0.00% for any interest accrual period, then the interest rate for the Class A-2-B notes for such interest accrual period will be deemed to be 0.00%. For a description of how interest will be calculated on the Class A-2-B notes, see “The Notes—Payments of Interest” in this prospectus.] [NOTE: For illustrative purposes, the prospectus contemplates that the Class A-2-B notes will accrue interest at a floating rate based on 30-day average secured overnight financing rate (the “SOFR Rate”). In a particular transaction, there may be no floating rate notes issued or different classes of notes may accrue interest at a floating rate and that floating rate of interest may be based on an alternative index (other than LIBOR), including, for example, another SOFR-based rate such as Term SOFR or SOFR in arrears.]

(6)  Plus accrued interest, if any, from the closing date.

•

The notes are payable solely from the assets of the issuing entity, which consist primarily of motor vehicle retail installment sale contracts that are secured by new and used automobiles, light-duty trucks, minivans and sport utility vehicles [and funds on deposit in the reserve account] [and funds on deposit in the risk retention reserve account].

•	The issuing entity will pay interest and principal on the notes on the [●] day of each month, or, if the [●] day is not a business day, the next business day, starting on [__________][●], 20[●].
•

Credit enhancement for the notes offered hereby will consist of [a reserve account funded with an initial deposit of an amount equal to at least [●]% of the [adjusted] pool balance as of the closing date,] [overcollateralization (in addition to the yield supplement overcollateralization amount)] [and the yield supplement overcollateralization amount,] [excess interest on the receivables,] and [the yield supplement account], and, in the case of [the Class A notes and the Class B notes], the subordination of certain payments to the noteholders of less senior classes of notes.

•	The issuing entity will also issue a non-interest bearing certificate representing an equity interest in the issuing entity, which is not being offered hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UNDERWRITERS
[●]	[●]	[●]

The date of this prospectus is [__________] [●], 20[●].

i

(continued)

(continued)

(continued)

CAPITALIZED TERMS

The capitalized terms used in this prospectus, unless defined elsewhere in this prospectus, have the meanings set forth in the glossary at the end of this prospectus.

WHERE TO FIND INFORMATION IN THIS PROSPECTUS

This prospectus provides information about the issuing entity and the notes offered by this prospectus.

You should rely only on the information contained in this prospectus or information expressly incorporated by reference into this prospectus, including all appendices hereto. We have not authorized anyone to provide you with other or different information. If you receive any other information, you should not rely on it. We are not offering the notes in any jurisdiction where the offer is not permitted. We do not claim that the information in this prospectus is accurate on any date other than the date stated on the front cover page.

We have started with two introductory sections in this prospectus describing the notes and the issuing entity in abbreviated form, followed by a more complete description of the terms of the offering of the notes. The introductory sections are:

•

Summary of Terms—provides important information concerning the amounts and the payment terms of each class of notes and gives a brief introduction to the key structural features of the issuing entity; and

•	Risk Factors—describes briefly some of the risks to investors in the notes.

We include cross-references in this prospectus to captions where you can find additional related information. You can find the page numbers on which these captions are located under the Table of Contents in this prospectus. You can also find a listing of the pages where the principal terms are defined under “Index of Principal Terms” beginning on page I-1 of this prospectus.

In this prospectus, the terms “we”, “us” and “our” refer to SFS Auto Funding, LLC.

REPORTS TO NOTEHOLDERS

After the notes are issued, unaudited monthly servicing reports containing information concerning the issuing entity, the notes and the receivables will be prepared by Stellantis Financial Services, Inc. (“Stellantis Financial Services”) and sent on behalf of the issuing entity to the indenture trustee.

The indenture trustee will also make such reports (and, at its option, any additional files containing the same information in an alternative format) available to noteholders each month via its Internet website, which is presently located at [•]. The indenture trustee will forward a hard copy of the reports to each noteholder promptly upon request. Assistance in using this Internet website may be obtained by calling the indenture trustee’s customer service desk at [•]. The indenture trustee is obligated to notify the noteholders in writing of any changes in the address or means of access to the Internet website where the reports are accessible.

The reports do not constitute financial statements prepared in accordance with generally accepted accounting principles. Stellantis Financial Services, the depositor and the issuing entity do not intend to send any of their financial reports to the beneficial owners of the notes.

v

WHERE YOU CAN FIND MORE INFORMATION ABOUT YOUR NOTES

The Issuing Entity

The issuing entity will file with the SEC all required annual reports on Form 10-K, distribution reports on Form 10-D, monthly asset data files on Form ABS-EE and current reports on Form 8-K. Those reports will be filed with the SEC under the name “SFS Auto Receivables Securitization Trust 20[•]-[•]” and file number [•]-[•]-[•].

The Depositor

The depositor has filed a Registration Statement on Form SF-3 with the SEC that includes this prospectus and certain amendments and exhibits under the Securities Act of 1933, as amended, relating to the offering of the notes described herein. This prospectus does not contain all of the information in the Registration Statement. The SEC maintains a website (http://www.sec.gov) that contains reports, registration statements, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus from the dates of filing of the documents. Such information that we file later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the most recently printed information rather than contradictory information included in this prospectus. Any information that has been so updated by more recent information shall not, except as so updated, constitute part of this prospectus. We incorporate by reference any current reports on Form 8-K subsequently filed by or on behalf of the issuing entity prior to the termination of the offering.

NOTICE TO INVESTORS: UNITED KINGDOM

PROHIBITION ON SALES TO UK RETAIL INVESTORS

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD, DISTRIBUTED OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD, DISTRIBUTED OR OTHERWISE MADE AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UNITED KINGDOM (“UK”). FOR THESE PURPOSES, A “UK RETAIL INVESTOR” MEANS A PERSON WHO IS EITHER ONE (OR BOTH) OF THE FOLLOWING: (I) NOT A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014, AS IT FORMS PART OF UK DOMESTIC LAW AND AS AMENDED (“UK MIFIR”) OR (II) NOT A QUALIFIED INVESTOR (A “UK QUALIFIED INVESTOR”) AS DEFINED IN PARAGRAPH 15 OF SCHEDULE 1 TO THE POATRS. CONSEQUENTLY NO DISCLOSURE DOCUMENT REQUIRED BY THE PRODUCT DISCLOSURE SOURCEBOOK (“DISC”) OF THE HANDBOOK OF RULES AND GUIDANCE ADOPTED BY THE UK FINANCIAL CONDUCT AUTHORITY FOR OFFERING, SELLING OR DISTRIBUTING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO UK RETAIL INVESTORS IN THE UK HAS BEEN PREPARED AND THEREFORE OFFERING, SELLING OR DISTRIBUTING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UK MAY BE UNLAWFUL UNDER DISC AND THE CONSUMER COMPOSITE INVESTMENTS (DESIGNATED ACTIVITIES) REGULATIONS 2024 (AS AMENDED), AS APPLICABLE. IN THIS PROSPECTUS, “POATRS” MEANS THE PUBLIC OFFERS AND ADMISSIONS TO TRADING REGULATIONS 2024 (AS AMENDED).

[THE CLASS A-1 NOTES HAVE NOT BEEN AND WILL NOT BE OFFERED IN THE UK OR TO UK PERSONS AND NO PROCEEDS OF ANY CLASS A-1 NOTES WILL BE RECEIVED IN THE UK.]

OTHER UK OFFERING RESTRICTIONS

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSE OF THE POATRS. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFERS OF NOTES IN THE UK WILL BE MADE ONLY TO A UK QUALIFIED INVESTOR. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THE UK OF NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO TO ONE OR MORE UK QUALIFIED INVESTORS. NONE OF THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF NOTES IN THE UK OTHER THAN TO UK QUALIFIED INVESTORS.

OTHER UK REGULATORY RESTRICTIONS

THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UK (I) TO PERSONS HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFYING AS INVESTMENT PROFESSIONALS UNDER ARTICLE 19 (INVESTMENT PROFESSIONALS) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”), OR (II) TO PERSONS WHO FALL WITHIN ARTICLE 49(2)(A)-(D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.) OF THE ORDER OR (III) TO ANY OTHER PERSON TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED. NEITHER THIS PROSPECTUS NOR THE NOTES ARE OR WILL BE AVAILABLE TO OTHER CATEGORIES OF PERSONS IN THE UK AND NO ONE IN THE UK FALLING OUTSIDE SUCH CATEGORIES IS ENTITLED TO RELY ON, AND THEY MUST NOT ACT ON, ANY INFORMATION IN THIS PROSPECTUS. THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UK OTHER THAN PERSONS IN THE CATEGORIES STATED ABOVE IS UNAUTHORIZED AND MAY CONTRAVENE THE FINANCIAL SERVICES AND MARKETS ACT 2000 (AS AMENDED, THE “FSMA”).

NOTICE TO INVESTORS: EUROPEAN ECONOMIC AREA

PROHIBITION ON SALES TO EU RETAIL INVESTORS

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD, DISTRIBUTED OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD, DISTRIBUTED OR OTHERWISE MADE AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (THE “EEA”). FOR THESE PURPOSES, AN “EU RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”); (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (III) NOT A QUALIFIED INVESTOR (AN “EU QUALIFIED INVESTOR”) AS DEFINED IN ARTICLE 2 OF REGULATION (EU) 2017/1129 (AS AMENDED) (THE “EU PROSPECTUS REGULATION”). CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE “EU PRIIPS REGULATION”) FOR OFFERING, SELLING OR DISTRIBUTING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO EU RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED AND THEREFORE OFFERING, SELLING OR DISTRIBUTING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE EU PRIIPS REGULATION.

OTHER EEA OFFERING RESTRICTIONS

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSE OF THE EU PROSPECTUS REGULATION. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFERS OF NOTES IN THE EEA WILL BE MADE ONLY TO AN EU QUALIFIED INVESTOR. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THE EEA OF NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO TO ONE OR MORE EU QUALIFIED INVESTORS. NONE OF THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF NOTES IN THE EEA OTHER THAN TO EU QUALIFIED INVESTORS.

SUMMARY OF STRUCTURE AND FLOW OF FUNDS

This structural summary briefly describes certain major structural components, the relationship among the parties, the flow of funds prior to an acceleration after an event of default and certain other material features of the transaction. This structural summary does not contain all of the information that you need to consider in making your investment decision. You should carefully read this entire prospectus to understand all the terms of this offering.

Structural Diagram

(1)

The certificate, which represents an equity interest in the issuing entity, will initially be issued to the depositor and is not being offered hereby. [The depositor intends to sell [a portion][the majority][all] of the certificate on or after the closing date [to a majority-owned affiliate of the sponsor].]

(2)	[All or a portion of one or more classes of notes may be initially retained by the depositor or an affiliate thereof.]

Flow of Funds(1)

(Prior to an Acceleration after an Event of Default)

(1)	For more information regarding priority of payments, see “Description of the Transaction Documents—Priority of Payments.”

x

SUMMARY OF TERMS

This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. This summary provides an overview of certain information to aid your understanding. You should carefully read this entire prospectus to understand all of the terms of the offering.

THE PARTIES*

Issuing Entity

SFS Auto Receivables Securitization Trust 20[•]-[•], a Delaware statutory trust, will be the “issuing entity” of the notes. The primary asset of the issuing entity will be a pool of receivables which are motor vehicle retail installment sale contracts that are secured by new and used automobiles, light-duty trucks, minivans and sport utility vehicles.

Depositor

SFS Auto Funding, LLC, a Delaware limited liability company and a wholly owned special purpose subsidiary of Stellantis Financial Services, Inc., is the “depositor” of the issuing entity. The depositor will sell the receivables to the issuing entity. The depositor or an affiliate of the depositor will be the initial holder of the issuing entity’s certificate.

You may contact the depositor by mail at 5757 Woodway Drive, Suite 400, Houston, Texas 77057 [or by calling [•]].

Servicer and Sponsor

Stellantis Financial Services, Inc., a Texas corporation, referred to as “Stellantis Financial Services” or the “servicer”, will service the receivables held by the issuing entity and is the “sponsor” of the transaction described in this prospectus. The servicer will be entitled to receive a servicing fee for each collection period. The “servicing fee” for any payment date will be an amount equal to the product of (1) [•]%, (2) one-twelfth and (3) the net pool balance as of the first day of the related collection period (or as of the cut-off date, in the case of the first payment date). As additional compensation, the servicer will be entitled to retain all supplemental servicing fees and investment income from amounts on deposit in the collection account, the reserve account and the principal distribution account. The servicing fee, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be payable on each payment date from funds on deposit in the collection account with respect to the collection period preceding such payment date, including funds, if any, deposited into the collection account from the reserve account[ or the risk retention reserve account; provided, however, that available funds from the risk retention reserve account may not be used for this purpose so long as Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer].

The servicer, in its sole discretion, may elect to make a payment with respect to the aggregate scheduled monthly payments due on the receivables but not received during and prior to the related collection period that remained unpaid at the end of such collection period. We refer to such a payment herein as an “advance”. The servicer will not make an advance with respect to any defaulted receivable. Advances made by the servicer with respect to any receivable will be repaid, if not otherwise reimbursed, from available funds in the collection account and any amounts available from the reserve account. The servicer will not charge interest on amounts so advanced.

As described in “Description of the Transaction Documents—Collection and Other Servicing Procedures,” subject to certain conditions, the servicer will be obligated to purchase any receivables affected by breaches by the servicer of certain of its duties and covenants with respect to those receivables. This repurchase obligation will constitute the sole remedy available to the noteholders or the issuing entity for any uncured breach by the servicer of those duties and covenants.

[To the extent not described in this prospectus, identify any servicer contemplated by Item 1108(a)(2) and provide the information required by paragraphs (b), (c) and (d) of Item 1108, as applicable, for each servicer contemplated by paragraphs (a)(2)(i), (ii) and (iv) of Item 1108 and each unaffiliated servicer identified in paragraph

*	NOTE: Disclose transactions that are not arm’s length or transactions that are outside the ordinary course between sponsor, depositor or issuing entity and any other transaction party.

(a)(2)(iii) of Item 1108 that services 20% or more of the pool assets.]

Originator

[Stellantis Financial Services originated the receivables, which Stellantis Financial Services will sell to the depositor. We refer to Stellantis Financial Services as the “originator”. Stellantis Financial Services will sell all of the receivables to be included in the receivables pool to the depositor and the depositor will sell those receivables to the issuing entity.]

[Insert the disclosure required by Item 1110 regarding (a) any originator or group of originators that originated, or is expected to originate, 10% or more of the pool assets and (b) any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets.] [Insert the disclosure required by Item 1110(b) regarding any originator or group of affiliated originators, that originated, or is expected to originate, 20% or more of the pool assets.]

Administrator

Stellantis Financial Services will be the “administrator” of the issuing entity, and in such capacity will provide administrative and ministerial services for the issuing entity.

Trustees

[____], a [____], will be the “indenture trustee”.

[____], a [____], will be the “owner trustee”.

[[____], a [____], will be the “issuer Delaware trustee”.]

Asset Representations Reviewer

[____], a [____], will be the “asset representations reviewer”.

THE OFFERED NOTES

The issuing entity will issue and offer the following notes:

Class of Notes		Principal Amount(1)(2)	Interest Rate(3)	Final Scheduled Payment Date (Payment Date In)
Class A-1 notes		$[•]	[•]%	[•]
Class A-2-A notes(4)	}	$[•]	[•]%	[•] [•]
Class A-2-B notes(4)			[SOFR Rate] + [•]%(5)
Class A-3 notes		$[•]	[•]%	[•]
Class A-4 notes		$[•]	[•]%	[•]
[Class B notes]		$[•]	[•]%	[•]
[Class C notes]		$[•]	[•]%	[•]

(1)	[All or a portion of one or more classes of notes may be initially retained by the depositor or an affiliate thereof.]
(2)	[Approximately [5]% of each class of notes will be retained by the depositor or one or more majority-owned affiliates of Stellantis Financial Services.]
(3)

The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.

(4)

[The allocation of the principal amount between the Class A-2-A notes and the Class A-2-B notes will be determined no later than the day of pricing, although the principal amount of the Class A-2-B notes may not exceed [•]% of the aggregate principal amount of the Class A-2 notes.]

(5)

The Class A-2-B notes will accrue interest at a floating rate based on a benchmark, which initially will be [the “SOFR Rate”][Insert Other Benchmark Rate] plus a spread. [The SOFR Rate][Insert Other Benchmark Rate] will be determined by the calculation agent using the method described in “The Notes—Calculation of Floating Rate Interest.” If the sum of [the SOFR Rate][Insert Other Benchmark Rate] + •% is less than 0.00% for any interest period, then the interest rate for the Class A-2-B notes for such interest period will be deemed to be 0.00%. For a description of how interest will be calculated on the Class A-2-B notes, see “The Notes—Calculation of Floating Rate Interest.” For a description of how the benchmark may change in certain situations after the closing date, see “The Notes—Calculation of Floating Rate Interest—Effect of Benchmark Transition Event.”

[The Class A-2-A notes and the Class A-2-B notes are sometimes together referred to as the “Class A-2 notes”. The Class A-2-A notes rank pari passu with the Class A-2-B notes.] We refer to the Class A-1 notes, the Class A-2 notes, the Class A-3 notes and the Class A-4 notes as the “Class A notes”. [We refer to the Class A notes, the Class B notes and the Class C notes, collectively, as the “notes”.]

[The allocation of the principal amount between the Class A-2-A notes and Class A-2-B notes will be determined no later than the day of pricing, although the principal amount of the Class A-2-B notes may not exceed [•]% of the aggregate principal amount of the Class A-2 notes. Consequently, the allocation of the principal amount between the Class A-2-A notes and Class A-2-B notes may result in any number of possible allocation scenarios, including a scenario in which the entire aggregate principal amount of the Class A-2 notes is allocated to the fixed rate Class A-2-A notes and none of the principal amount is allocated to the floating rate Class A-2-B notes.]

The interest rate for each class of notes will be a fixed rate[, a floating rate or a combination of a fixed and floating rate if that class has both a fixed rate tranche and a floating rate tranche]. [For example, the Class A-2 notes are divided into a fixed rate tranche and a floating rate tranche, in which the Class A-2-A notes are the fixed rate notes and the Class A-2-B notes are the floating rate notes. We refer in this prospectus to notes that bear interest at a floating rate as “floating rate notes”, and to notes that bear interest at a fixed rate as “fixed rate notes”.]

[For a description of how interest will be calculated on the floating rate notes, see “The Notes—Calculation of Floating Rate Interest” in this prospectus.]

The offered notes are issuable in a minimum denomination of $[ ] and integral multiples of $[1,000] in excess thereof (except for one note of each class which may be issued in a denomination other than an integral multiple of $1,000).

The issuing entity expects to issue the notes on or about [•], which we refer to as the “closing date”.

THE CERTIFICATE

The issuing entity will also issue a subordinated and non-interest bearing “certificate” which represents an equity interest in the issuing entity and is not offered hereby. The holders of the certificate, each a “certificateholder”, or collectively, “certificateholders”, will be entitled on each payment date only to amounts remaining after payments on the notes and payments of issuing entity expenses and other required amounts on such payment date.

INTEREST AND PRINCIPAL

The issuing entity will pay interest on the notes monthly, on the [•] day of each month (or, if that day is not a business day, on the next business day), which we refer to as the “payment date”. The first payment date is the payment date in [•] 20[•]. On each payment date, payments on the notes will be made to holders of record as of the close of business on the last business day preceding that payment date (except in limited circumstances where definitive notes are issued), which we refer to as the “record date”.

Interest Payments

Interest on [the Class A-1 notes] [and the Class A-2-B notes] will accrue from and including the prior payment date (or, with respect to the first payment date, from and including the closing date) to but excluding the related payment date.

Interest on the Class A-2[-A] notes, the Class A-3 notes, the Class A-4 notes, [the Class B notes] [and the Class C notes] will accrue from and including the [•] day of the calendar month preceding each payment date (or, with respect to the first payment date, from and including the closing date) to but excluding the [•] day of the month in which such payment date occurs.

Interest accrued as of any payment date but not paid on such payment date will be due on the next payment date, together with interest on such unpaid amount at the applicable interest rate (to the extent lawful).

The issuing entity will pay interest on [the Class A-1 notes] [and the Class A-2-B notes] on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year. This means that the interest due on each payment date for [the Class A-1 notes] [and Class A-2-B notes] will be the product of (i) the outstanding principal amount of the related class of notes before giving effect to any payments made on that payment date, (ii) the applicable interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, from and including the closing date) to but excluding the current payment date divided by 360.

The issuing entity will pay interest on the Class A-2-A notes, the Class A-3 notes, the Class A-4 notes, [the Class B notes] [and the Class C notes] on the basis of a 360-day year consisting of twelve 30-day months. This means that the interest due on each payment date for the Class A-2[-A] notes, the Class A-3 notes, the Class A-4 notes, [the Class B notes] [and the Class C notes] will be the product of (i) the outstanding principal amount of the related class of notes before giving effect to any payments made on that payment date, (ii) the applicable interest rate and (iii) 30 (or in the case of the first payment date, the number of days from and including the closing date to but excluding the [•] day of the month in which the first payment date occurs (assuming a 30 day calendar month)), divided by 360.

[The calculation agent will determine the SOFR Rate for the Class A-2-B notes using the method as described under “The Notes—Calculation of Floating Rate Interest.” If the administrator has determined prior to the relevant Reference Time that a benchmark transition event and its related benchmark replacement date have occurred, the administrator will determine an alternative benchmark in accordance with the benchmark replacement provisions described under “The Notes—Calculation of Floating Rate Interest—Effect of Benchmark Transition Event.”]

[If the sum of the SOFR Rate and the applicable spread set forth on the front cover of this prospectus is less than 0.00% for any interest period, then the interest rate for the Class A-2-B notes for such interest period will be deemed to be 0.00%.]

[A failure to pay the interest due on the notes of the Controlling Class (i.e., the senior most class of notes outstanding, with the Class A notes being the most senior and the Class [C] notes being the most junior) on any payment date that continues for a period of five business days or more will result in an event of default.]

Principal Payments

The issuing entity will generally pay principal on the notes monthly on each payment date in accordance with the payment priorities described below under “—Priority of Payments.”

The issuing entity will make principal payments of the notes based on the amount of collections and defaults on the receivables during the prior collection period.

This prospectus describes how available funds and amounts on deposit in the reserve account are allocated to principal payments of the notes.

On each payment date, the issuing entity will make principal payments on the notes in the following order of priority:

(1)	first, to the Class A-1 notes, until the Class A-1 notes are paid in full;

(2)	second, to the Class A-2[-A] notes [and the Class A-2-B notes, ratably], until the Class A-2 notes are paid in full;

(3)	third, to the Class A-3 notes, until the Class A-3 notes are paid in full; [and]

(4)	fourth, to the Class A-4 notes, until the Class A-4 notes are paid in full;
[(5)	fifth, to the Class B notes, until the Class B notes are paid in full; and]

[(6)	sixth, to the Class C notes, until the Class C notes are paid in full.]

The outstanding principal amount of a class of notes will be due on the final scheduled payment date for that class.

[If the Class A-2 notes are issued as Class A-2-A notes and Class A-2-B notes, such classes will be treated as a single class for the purpose of principal payments.]

Interest and Principal Payments after an Event of Default

After an event of default under the indenture occurs and the notes are accelerated, the priority of payments of principal will change from the description in “ —Interest Payments” and “ —Principal Payments” above and “Priority of Payments” below.

On each payment date after an event of default under the indenture occurs and the notes are accelerated, after payment of certain amounts to the indenture trustee, the owner trustee, [the issuer Delaware trustee,] the asset representations reviewer and the servicer, interest on the Class A notes will be paid ratably to each class of the Class A notes without regard to numerical designation and then payments of principal will be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full. Next, payments of principal will be made to each class of Class A-2 notes, ratably, based on the outstanding principal amount of each class of Class A-2 notes, until each class of Class A-2 notes is paid in full. Next, payments of principal will be made to the Class A-3 notes until the Class A-3 notes are paid in full. Next, payments of principal will be made to the Class A-4 notes until the Class A-4 notes are paid in full. After interest on and principal of all of the Class A notes are paid in full, interest and principal payments will be made to noteholders of the Class B notes. After interest on and principal of all of the Class B notes are paid in full, interest and principal payments will be made to noteholders of the Class C notes. Payments of the foregoing amounts will be made from available funds and other amounts, including all amounts held on deposit in the reserve account. See “Description of the Transaction Documents—Rights Upon Event of Default” in this prospectus.

If an event of default has occurred but the notes have not been accelerated, then interest and principal payments will be made in the priority set forth below under “ —Priority of Payments.”

Optional Redemption of the Notes

If Stellantis Financial Services is the servicer, then the servicer will have the right at its option to exercise a “clean-up call” and to purchase the receivables and the other issuing entity property (other than the reserve account) from the issuing entity on any payment date if the net pool balance as of the last day of the related collection period is less than or equal to [10]% of the net pool balance as of the cut-off date. We use the term “net pool balance” to mean, as of any date, the aggregate outstanding principal balance of all receivables (other than defaulted receivables) of the issuing entity on such date. If the servicer purchases the receivables and other issuing entity property (other than the reserve account), the purchase price will equal all amounts owed in accordance with clauses first through [third] set forth in “ —Priority of Payments” below plus the aggregate outstanding principal amount of the notes plus accrued and unpaid interest thereon (after giving effect to all distributions due on that payment date) at the applicable interest rate up to but excluding that payment date. It is expected that at the time this clean-up call option becomes available to the servicer, only the Class [•] notes will be outstanding.

Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which the sum of the amounts on deposit in the reserve account and the remaining available funds after the payments under clauses first through [ninth] (without regard to any caps set forth therein) set forth in “—Priority of Payments” below would be sufficient to pay in full the aggregate outstanding principal amount of all of the outstanding notes as determined by the servicer. On such payment date, (i) the indenture trustee upon written direction from the servicer will transfer all amounts on deposit in the reserve account to the collection account and (ii) the outstanding notes will be redeemed in whole, but not in part.

Notice of redemption under the indenture must be given by the indenture trustee not later than 5 days prior to the applicable redemption date to each registered holder of notes. All notices of redemption will state: (i) the redemption date; (ii) the redemption price; (iii) that the record date otherwise applicable to that redemption date is not applicable and that payments will be made only upon presentation and surrender of those notes, and the place where those notes are to be surrendered for payment of the redemption price; (iv) that interest on the notes will cease to accrue on the redemption date; and (v) the CUSIP numbers (if applicable) for the notes.

EVENTS OF DEFAULT

The occurrence and continuation of any one of the following events will constitute an “event of default” under the indenture:

•	a default in the payment of any interest on any note [of the Controlling Class] when the same becomes due and payable, and such default continues for a period of five business days or more;

•	a default in the payment of principal of any note on the related final scheduled payment date or the redemption date;

•

any failure by the issuing entity to duly observe or perform in any material respect any of its material covenants or agreements made in the indenture, which failure materially and adversely affects the interests of the noteholders, and which continues unremedied for a period of 90 days after receipt by the issuing entity of written notice thereof from the indenture trustee or from the noteholders evidencing at least a majority of the aggregate outstanding principal amount of the notes then outstanding;

•

any representation or warranty of the issuing entity made in the indenture proves to have been incorrect in any material respect when made, which failure materially and adversely affects the interests of the noteholders, and which failure continues unremedied for 90 days after receipt by the issuing entity of written notice thereof from the indenture trustee or from the noteholders evidencing at least a majority of the aggregate outstanding principal amount of the notes then outstanding; and

•	the occurrence of certain events (which, if involuntary, remain unstayed for more than 90 consecutive days) of bankruptcy, insolvency, receivership or liquidation of the issuing entity.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first four bullet points above for a period of 120 days will not constitute an event of default if that delay or failure was caused by force majeure or other similar occurrence.

The amount of principal required to be paid to noteholders under the indenture, however, generally will be limited to amounts available to make such payments in accordance with the priority of payments. Thus, the failure to pay principal of a class of notes due to a lack of amounts available to make such a payment will not result in the occurrence of an event of default until the final scheduled payment date or the redemption date for that class of notes.

ISSUING ENTITY PROPERTY

The primary asset of the issuing entity will be a pool of motor vehicle retail installment sale contracts secured by a combination of new and used automobiles, light-duty trucks, minivans and sport utility vehicles. We refer to these contracts as “receivables”, to the pool of those receivables as the “receivables pool” and to the persons who financed their purchases or refinanced existing obligations with these contracts as “obligors”. The receivables were underwritten in accordance with the originator’s underwriting criteria.

The receivables identified on the schedule of receivables delivered by Stellantis Financial Services on the closing date will be transferred from Stellantis Financial Services to the depositor and then transferred by the depositor to the issuing entity. The issuing entity will grant a security interest in the receivables and the other issuing entity property to the indenture trustee on behalf of the noteholders.

The “issuing entity property” will include the following:

•

the receivables, including collections on the receivables after the cut-off date (the cut-off date for the receivables sold to the issuing entity on the closing date is [•], 20[•], which we refer to as the “cut-off date”);

•	the security interests in the vehicles financed by the receivables, which we refer to as the “financed vehicles”;

•	all receivable files relating to the original motor vehicle retail installment sale contracts and/or loans evidencing the receivables;

•	any other property securing the receivables;
•	all proceeds from rights of the originator under agreements with the dealers relating to receivables;

•	the rights to proceeds under insurance policies that cover the obligors under the receivables or the financed vehicles;

•

the rights to amounts on deposit in the collection account, the reserve account, [the risk retention reserve account,] [the yield supplement account,] the principal distribution account and permitted investments of those accounts;

•	the rights of the issuing entity under the sale and servicing agreement and the administration agreement and of the depositor, as purchaser, under the purchase agreement; and

•	the proceeds of any and all of the above.

STATISTICAL INFORMATION

The statistical information in this prospectus is based on the pool of receivables [as of the statistical cut-off date] [in the pool as of [ ]], which we refer to as the “[statistical] cut-off date”.

[As of the close of business on the statistical cut-off date, the receivables in the pool had an aggregate initial principal balance of $[•]. [The receivables transferred to the issuing entity on the closing date will be the same receivables included in the pool described in this prospectus as of the statistical cut-off date except for those receivables (i) that no longer satisfy the eligibility criteria specified in the transaction documents or do not otherwise satisfy the selection criterion used by Stellantis Financial Services to determine eligibility of a receivable for inclusion in the pool, (ii) for which payment in full has been received or (iii) for which Stellantis Financial Services is unable to verify all of the required asset-level information for filing by the issuing entity on Form ABS-EE, in each case as of the cut-off date.][The receivables transferred to the issuing entity on the closing date may vary somewhat from the receivables in the statistical pool described in this prospectus because the actual pool will be selected from (i) receivables in the statistical pool, (ii) receivables originated after the statistical cut-off date and/or (iii) receivables originated prior to the statistical cut-off date but that were not included in the statistical pool, which, in each case, satisfy the eligibility criteria as of the cut-off date.]]

[As of the close of business on the cut-off date, the receivables in the pool had an aggregate initial principal balance of $[•].]

[The characteristics of the receivables transferred to the issuing entity as of the closing date may vary somewhat from the characteristics of the receivables in the pool described in this prospectus as of the statistical cut-off date, although such variance is not expected to be material. The issuing entity has provided asset-level information as of the cut-off date with respect to the receivables pool on Form ABS-EE. See “The Receivables Pool—Asset Level Information” in this prospectus.]

As of the close of business on the [statistical] cut-off date, the receivables in the [statistical] pool described in this prospectus had:

•	an aggregate outstanding principal balance of $[•];

•	a weighted average contract rate(1) of [•]%;

•	a weighted average original term to maturity(1) of [•] months; and

•	a weighted average remaining term to maturity(1) of [•] months.

(1)	Weighted average by principal balance as of the cut-off date.

For more information about the characteristics of the receivables in the pool [as of the statistical cut-off date], see “The Receivables Pool” in this prospectus. In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool [as of the initial statistical cut-off date] and certain disclosure in this prospectus relating to the receivables, as described under “The Receivables Pool—Review of Pool Assets” in this prospectus.

[Insert information on the nature of any exceptions made to the underwriting criteria, if any, and provide data regarding the number of such receivables that represent an exception to the underwriting criteria in the receivables pool.]

In addition to the purchase of receivables from the issuing entity in connection with the servicer’s exercise of its “clean-up call” option as described above under “—Interest and Principal—Optional Redemption of the Notes,” receivables may be repurchased from the issuing entity by the sponsor in connection with the breach of certain representations and warranties concerning the characteristics of the receivables, or purchased by the servicer in connection with the breach of certain servicing covenants, as described under “Description of the Transaction Documents—Collection, Extensions and Modifications of Receivables” in this prospectus.

RECEIVABLES REPRESENTATIONS AND WARRANTIES

Stellantis Financial Services will make certain representations and warranties regarding the characteristics of the receivables as of the cut-off date. A breach of these representations may, subject to certain conditions, result in Stellantis Financial Services being obligated to repurchase the related receivable. Any inaccuracy in the representations or warranties will be deemed not to constitute a breach if such inaccuracy does not affect the ability of the issuing entity to receive or retain payment in full on the receivable. See “Description of the Transaction Documents—Sale and Assignment of Receivables and Related Security Interests.” This repurchase obligation will constitute the sole remedy available to the noteholders or the issuing entity for any uncured breach by Stellantis Financial Services of those representations and warranties.

If the depositor, the issuing entity, the owner trustee (in its discretion or at the direction of the certificateholder) or the indenture trustee (in its discretion or at the direction of an investor) requests that Stellantis Financial Services repurchase any receivable due to a breach of a representation or warranty as described above, and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by Stellantis Financial Services, the requesting party will have the right to refer the matter, at its discretion, to either mediation (including nonbinding arbitration) or arbitration. The terms of the mediation or arbitration, as applicable, are described under “Description of the Transaction Documents— Requests to Repurchase and Dispute Resolution” in this prospectus.

Review of Asset Representations

As more fully described in “Description of the Transaction Documents—Asset Representations Review” in this prospectus, if the aggregate amount of 60-day delinquent receivables exceeds a specified threshold, then investors holding at least 5% of the aggregate outstanding principal amount of the notes may elect to initiate a vote to determine whether the asset representations reviewer will conduct a review. If investors representing at least a majority of the voting investors vote in favor of directing a review, then the asset representations reviewer will perform a review of specified delinquent receivables for compliance with the representations and warranties made by Stellantis Financial Services. See “Description of the Transaction Documents—Asset Representations Review” in this prospectus.

PRIORITY OF PAYMENTS

On each payment date, except after the acceleration of the notes following an event of default, the indenture trustee will make the following payments and deposits from available funds in the collection account (including funds, if any, deposited into the collection account from the reserve account [and the risk retention reserve account]) in the following amounts and order of priority:

•	first, to the servicer (or any predecessor servicer, if applicable), for reimbursement of all outstanding advances [except that available funds from the risk retention reserve account will not be used for this purpose as long as Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer];

•	second, to the servicer, the servicing fee and all unpaid servicing fees with respect to prior collection periods [except that available funds from the risk retention reserve account will not be used for this purpose as long as Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer];

•	third, pro rata, to the indenture trustee, the owner trustee, [the issuer Delaware trustee] and the asset representations reviewer, fees and expenses (including indemnification amounts) due and owing under the trust agreement, the sale and servicing agreement and the indenture, as applicable, which have not been previously paid, provided, that such accrued and unpaid fees and expenses (including indemnification amounts) payable (A) to the indenture trustee pursuant to this clause third may not exceed $[ ] per annum, (B) to the owner trustee [and the issuer Delaware trustee] pursuant to this clause third may not exceed[, in the aggregate,] $[ ] per annum and (C) to the asset representations reviewer pursuant to this clause third may not exceed $[ ] per annum; provided further that if the accrued and unpaid fees and expenses (including indemnification amounts) payable to any of the indenture trustee, the owner trustee, [the issuer Delaware trustee] and the asset representations reviewer exceeds such cap, such party will receive any unused amount of the other parties’ cap up to an amount not to exceed, in the aggregate, $[ ] per annum, payable on the last payment date of the related calendar year;

•	fourth, to the Class A noteholders, ratably, accrued interest on the Class A notes; provided, that if there are not sufficient funds available to pay the entire amount of accrued interest on the Class A notes, the amount will be applied to the payment of such interest on a pro rata basis based on the amount of interest owing;

•	fifth, to the noteholders, the First Allocation of Principal, if any;

•	[sixth, to the Class B noteholders, accrued interest on the Class B notes;]

•	[seventh, to the noteholders, the Second Allocation of Principal, if any;]

•	[eighth, to the Class C noteholders, accrued interest on the Class C notes;]

•	[ninth, to the noteholders, the Third Allocation of Principal, if any;]

•	[tenth,] to the reserve account, any additional amounts required to increase the amount on deposit in the reserve account up to the specified reserve account balance;

•	[eleventh,] to the noteholders, the Regular Allocation of Principal, if any;

•	[twelfth,] pro rata, to the indenture trustee, the owner trustee, [the issuer Delaware trustee] and the asset representations reviewer, all amounts due pursuant to clause third above to the extent not paid in such clause; and

•	[thirteenth,] any funds remaining, to the certificateholders, pro rata based on the percentage interest of each certificateholder.

The final distribution to any noteholder will be made only upon surrender and cancellation of the physical certificate representing that noteholder’s notes at an office or agency of the indenture trustee specified in a notice from the indenture trustee, in the name of and on behalf of the issuing entity.

The First Allocation of Principal, [Second Allocation of Principal, Third Allocation of Principal] and Regular Allocation of Principal will be paid to the noteholders as described under “The Notes—Payments of Principal” in this prospectus.

For a description of the priority of payments following an event of default and acceleration of the notes, see “Description of the Transaction Documents—Priority of Payments May Change Upon an Event of Default.”

CREDIT ENHANCEMENT

The credit enhancement provides protection for the notes against losses and delays in payment or other shortfalls of cash flow. The credit enhancement for the notes will be as follows:

Class A notes	Subordination of the certificate, [subordination of the Class B notes], [subordination of the Class C notes], the reserve account, [the risk retention reserve account,] [the yield supplement account,] [overcollateralization (in addition to the yield supplement overcollateralization amount)], the yield supplement overcollateralization amount [and the excess interest on the receivables].

Class B notes	Subordination of the certificate, [subordination of the Class C notes], the reserve account, [the risk retention reserve account,] [the yield supplement account,] [overcollateralization (in addition to the yield supplement overcollateralization amount)], the yield supplement overcollateralization amount [and the excess interest on the receivables].

Class C notes	Subordination of the certificate, the reserve account, [the risk retention reserve account,] [the yield supplement account,] [overcollateralization (in addition to the yield supplement overcollateralization amount)], the yield supplement overcollateralization amount [and the excess interest on the receivables].

If the credit enhancement is not sufficient to cover all amounts payable on the notes, notes having a later final scheduled payment date generally will bear a greater risk of loss than notes having an earlier final scheduled payment date. See also “Risk Factors—Risks Relating to the Notes—Your share of possible losses may not be proportional” and “Description of the Transaction Documents—Priority of Payments.”

Subordination of Principal and Interest

Subordination is a credit enhancement mechanism by which payments are allocated first to more senior classes, thereby increasing the likelihood of payment on such classes.

As long as the Class A notes remain outstanding:

•	payments of interest on the Class B notes and the Class C notes will be subordinated to payments of interest on the Class A notes and, in certain circumstances, payments of principal of the Class A notes; and

•	payments of principal of the Class B notes and the Class C notes will be subordinated to payments of principal of and interest on the Class A notes.

As long as the Class A notes and the Class B notes remain outstanding:

•	payments of interest on the Class C notes will be subordinated to payments of interest on the Class A notes and the Class B notes and, in certain circumstances, payments of principal of the Class A notes and the Class B notes; and

•	payments of principal of the Class C notes will be subordinated to payments of principal of and interest on the Class A notes and the Class B notes.

See “The Notes—Payments of Interest” and “ —Payments of Principal.”

Reserve Account

On the closing date, the depositor will deposit from the proceeds of the sale of the notes an amount equal to at least [•]% of the adjusted pool balance as of the closing date in cash into the reserve account [and this amount is expected to increase up to an amount equal to the specified reserve account balance].

On each payment date, available funds will be deposited in the reserve account in accordance with the priority of payments described above until the amount on deposit in the reserve account equals the specified reserve account balance. The “specified reserve account balance” is, on any payment date [prior to [•], 20[•], an amount equal to at least [•]% and on any payment date after [•] 20[•]], an amount equal to at least [•]% of the adjusted pool balance as of the closing date.

On each payment date, the indenture trustee will withdraw funds from the reserve account to cover any shortfalls in the amounts required to be paid on that payment date with respect to clauses first through [ninth] of the priority of payments described under “Priority of Payments” above.

On any payment date, if the amount in the reserve account, after giving effect to all deposits to and withdrawals from the reserve account on that payment date, exceeds the specified reserve account balance, the excess will be transferred to the collection account and distributed on that payment date as available funds. See “Description of the Transaction Documents—The Accounts—Reserve Account” in this prospectus.

Overcollateralization

Overcollateralization is the amount by which the adjusted pool balance exceeds the aggregate outstanding principal amount of the notes. Overcollateralization means that there will be additional assets (in addition to the yield supplement overcollateralization amount described below) generating collections that will be available to cover credit losses on the receivables and any shortfalls due to any receivables with low contract rates. The initial amount of overcollateralization on the closing date will be approximately [•]% of the adjusted pool balance as of the closing date, and the target overcollateralization amount on each payment date will be the greater of (i) [•]% of the adjusted pool balance as of the last day of the related collection period and (ii) [•]% of the adjusted pool balance as of the closing date. There can be no assurance that the target overcollateralization amount will be reached and maintained.

[Yield Supplement Overcollateralization Amount

The “yield supplement overcollateralization amount” approximates the present value of the amount by which future payments on the receivables owned by the issuing entity (other than defaulted receivables) with contract rates below a required rate are less than future payments would be on those receivables as of the last day of the related collection period or the cut-off date, as applicable, if their contract rates were equal to the required rate.

The yield supplement overcollateralization amount for any payment date is equal to the sum of the amount for each receivable equal to the excess, if any, of (x) the scheduled payments due on the receivable for each future collection period discounted to present value as of the end of the preceding collection period at the contract rate of that receivable over (y) the scheduled payments due on the receivable for each future collection period discounted to present value as of the end of the preceding collection period at a discount rate equal to the greater of the contract rate of that receivable and [ ]%.

As of the closing date, the yield supplement overcollateralization amount will equal $[ ], which is approximately [ ]% of the adjusted pool balance as of the closing date. The yield supplement overcollateralization amount will decline on each payment date. The yield supplement overcollateralization amount is intended to compensate for low contract rates on some of the receivables and is in addition to the overcollateralization referred to above.

Because the receivables include a substantial number of low contract rate receivables, the receivables could generate less collections of interest than the sum of the amount necessary to pay the servicing fee, interest on the notes, fees, expenses and indemnification amounts required to be paid to the trustees and any required deposits into the reserve account if low contract rate receivables are not adequately offset by high contract rate receivables. The yield supplement overcollateralization amount is intended to compensate for low contract rates on some of the receivables and is in addition to the overcollateralization referred to above.

See “Description of the Transaction Documents—Yield Supplement Overcollateralization Amount” in this prospectus for more information about the yield supplement overcollateralization amount.]

[Yield Supplement Account

On the closing date, the depositor will cause to be deposited into the yield supplement account an amount equal to $[•], which will be an amount determined at the time of pricing based on the interest rate of the notes and will be structured to achieve at least [•]% estimated excess spread per annum as of the closing date. Neither the depositor nor the servicer will make any additional deposits to the yield supplement account after the closing date.

On or before each payment date, the indenture trustee will withdraw from funds on deposit in the yield supplement account and deposit in the collection account the aggregate amount by which (1) one month’s interest on the principal balance of each discount receivable (other than a discount receivable that is a defaulted receivable) at a rate equal to [•]% exceeds (2) one month’s interest on the principal balance of each such discount receivable at the annual percentage rate of that receivable. Discount receivables are those receivables that have interest rates which are less than the required rate.

See “Description of the Transaction Documents—Yield Supplement Account” in this prospectus for more information about the yield supplement account.]

[Risk Retention Reserve Account

On or prior to the closing date, an eligible horizontal cash reserve account, which we refer to herein as the risk retention reserve account, will be established and fully funded on the closing date in an amount equal to $[ ], which is the amount required to be deposited therein under Regulation RR. The risk retention reserve account will be an eligible account held by the indenture trustee, and will be pledged to the indenture trustee for the benefit of the noteholders.

All amounts on deposit in the risk retention reserve account on any payment date serve as credit enhancement since those amounts will be available to make up shortfalls in the amounts payable to the noteholders on such payment date to the extent described herein.

Amounts on deposit in the risk retention reserve account will be invested as provided in the sale and servicing agreement in eligible investments. Any amounts held on deposit in the risk retention reserve account and any investment earnings thereon will be the property of the issuing entity and will be held by the indenture trustee for the benefit of the noteholders as provided in the sale and servicing agreement.]

[Excess Interest

Because more interest is expected to be paid by the obligors in respect of the receivables than is necessary to pay the related servicing fee, trustee fees, expenses and indemnity amounts, asset representations reviewer fees, expenses and indemnity amounts (to the extent not otherwise paid by the sponsor), amounts required to be deposited in the reserve account, if any, and interest on the notes each month, there is expected to be “excess interest”. Any excess interest will be applied on each payment date as an additional source of available funds for distribution in accordance with the “Priority of Payments” described above.]

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

TAX STATUS

On the closing date and subject to certain assumptions and qualifications, [•], special federal tax counsel to the depositor, will deliver an opinion, subject to the assumptions and qualifications therein, to the effect that (A) for U.S. federal income tax purposes, the issuing entity will not be classified as an association taxable as a corporation and the issuing entity will not be treated as a publicly traded partnership taxable as a corporation and (B) the notes (other than notes, if any, owned by: (i) the issuing entity or a person considered to be the same person as the issuing entity for United States federal income tax purposes, (ii) a member of an expanded group (as defined in Treasury Regulation Section 1.385-1(c)(4) or any successor regulation then in effect) that includes the issuing entity (or a person considered to be the same person as the issuing entity for United States federal income tax purposes), (iii) a “controlled partnership” (as defined in Treasury Regulation Section 1.385-1(c)(1) or any successor regulation then in effect) of such expanded group or (iv) a disregarded entity owned directly or indirectly by a person described in preceding clause (ii) or (iii)), will be treated as debt for U.S. federal income tax purposes.

Each holder of a note, by acceptance of a note, will agree to treat the note as indebtedness for federal, state and local income and franchise tax purposes.

We encourage you to consult your own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes and the tax consequences arising under the laws of any state or other taxing jurisdiction.

See “Material U.S. Federal Income Tax Consequences” in this prospectus.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. BENEFIT PLANS

Subject to the considerations disclosed in “Certain Considerations for ERISA and Other U.S. Benefit Plans” in this prospectus, the notes may be purchased by employee benefit plans and accounts. An employee benefit plan, any other retirement plan, and any entity or account deemed to hold “plan assets” of any employee benefit plan or other plan should consult with its counsel before purchasing the notes.

See “Certain Considerations for ERISA and Other U.S. Benefit Plans” in this prospectus.

[MONEY MARKET INVESTMENT

The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(11) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including additional requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. If you are a money market fund contemplating a purchase of Class A-1 notes, you or your advisor should consider these requirements before making a purchase.]

[CERTAIN INVESTMENT CONSIDERATIONS

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in [Section [ ]][Rule [ ]] of the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013 implementing the statutory provision known as the “Volcker Rule” (Section 619 of the Dodd–Frank Wall Street Reform and Consumer Protection Act).]

RATINGS

The depositor expects that the notes will receive credit ratings from two nationally recognized statistical rating organizations hired by the sponsor to rate the notes (the “Hired Agencies”).

Although the Hired Agencies are not contractually obligated to monitor the ratings on the notes, we believe that the Hired Agencies will continue to monitor the transaction while the notes are outstanding. The Hired Agencies’ ratings on the notes may be lowered, qualified or withdrawn at any time. In addition, it is possible that a rating agency not hired by the sponsor to rate the transaction may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the Hired Agencies. A rating is based on each rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or a withdrawal of a rating, from any other rating agency. See “Risk Factors—Risks Relating to the Nature of the Notes and the Structure of the Transaction—The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes” in this prospectus. Any changes to the rating of the notes provided by Hired Agencies, or any unsolicited ratings provided by other rating agencies, may have an adverse effect on the liquidity or the market price of the notes in this prospectus.

CREDIT RISK RETENTION

Pursuant to the SEC’s credit risk retention rules, 17 C.F.R. Part 246 (“Regulation RR”), Stellantis Financial Services, as sponsor, is required to retain an economic interest in the credit risk of the receivables, either directly or through a majority-owned affiliate. Stellantis Financial Services intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of [a combination of] an [“eligible vertical interest”] [and an] [“eligible horizontal residual interest”] in an [aggregate] amount equal to at least 5% of [the fair value, as of] the closing date, of the notes and the certificate issued by the issuing entity on the closing date.

[Insert description of any retained notes.]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

[Retained vertical interest: The eligible vertical interest retained by the depositor will take the form of [at least [•]% of each class of notes and certificate issued by the issuing entity][a single vertical security], though the depositor may retain more than [•]%, of one or more classes of notes or certificate. As of the closing date, Stellantis Financial Services expects that the certificate will have a face amount of $[______], which is equal to approximately [___]% of the initial pool balance. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificate are described in this prospectus under “The Certificate.”]

[Retained horizontal interest: The eligible horizontal residual interest retained by the depositor will take the form of the issuing entity’s certificate. Stellantis Financial Services expects the certificate to have a fair value of [between $[ ] and] $[ ], which is [between [ ]% and] [ ]% of the fair value, as of the closing date, of the notes and the certificate issued by the issuing entity on the closing date. The certificate represents 100% of the beneficial interest in the issuing entity. Stellantis Financial Services will recalculate the fair value of the notes and the issuing entity’s certificate following the closing date to reflect the issuance of the notes and any material changes in the methodology or inputs and assumptions described below under “The Sponsor—Credit Risk Retention.” For a description of the valuation methodology used to calculate the fair values of the notes and the certificate and of the eligible horizontal residual interest set forth in the preceding sentence, see “The Sponsor—Credit Risk Retention” in this prospectus. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificate are described in this prospectus under “The Issuing Entity—Capitalization and Liabilities of the Issuing Entity.”]

[In addition, the depositor or an affiliate thereof may initially retain all or a portion of one or more classes of notes.]

[Either of Stellantis Financial Services or the depositor may transfer all or a portion of [the eligible vertical interest] [and] [the eligible horizontal residual interest] to another majority-owned affiliate of Stellantis Financial Services [on or] after the closing date.]

[Risk Retention Reserve Account: On or prior to the closing date, Stellantis Financial Services will cause to be established a risk retention reserve account for the benefit of the noteholders. The risk retention reserve account will be fully funded on the closing date by a deposit of a portion of the proceeds of the sale of the notes in an amount equal to $[ ]. The risk retention reserve account will be an eligible account held by the indenture trustee, and will be pledged to the indenture trustee for the benefit of the noteholders. To the extent that funds from principal and interest collections on the receivables are not sufficient to pay the amounts that are prior to the deposits into the reserve account as described under “Description of the Transaction Documents—Priority of Payments” in this prospectus, the amount previously deposited in the risk retention reserve account will provide an additional source of funds for those payments; provided, however that available funds from the risk retention reserve account will not be used for payments to the servicer so long as Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer. For further discussion, see “The Sponsor—Credit Risk Retention” in this prospectus.]

The portion of the depositor’s retained economic interest that is intended to satisfy the requirements of Regulation RR will not be transferred or hedged except as permitted by applicable law.

EU SECURITIZATION REGULATION AND UK SECURITIZATION FRAMEWORK

None of the sponsor, the depositor, the servicer, the underwriters nor any other party to the transaction described in this prospectus, or any of their respective affiliates, will retain or commit to retain a 5% material net economic interest in the securitization constituted by the issuance of the notes in accordance with the EU Securitization Regulation or the UK Securitization Framework or makes or intends to make any representation or agreement that it or any other party is undertaking or will undertake to take any other action or refrain from taking any action to facilitate or enable compliance by EU Affected Investors with the EU Due Diligence Requirements or by UK Affected Investors with the UK Due Diligence Requirements, or any person’s compliance with the requirements of any other law or regulation now or hereafter in effect in the European Union (“EU”), any EEA member state or the UK, in relation to risk retention, due diligence and monitoring, transparency, credit granting standards or any other conditions with respect to investments in securitization transactions.

The arrangements described under “The Sponsor—Credit Risk Retention” in this prospectus have not been structured with the objective of ensuring compliance with the requirements of the EU Securitization Regulation or the UK Securitization Framework by any person.

Any failure by an EU Affected Investor to comply with the EU Due Diligence Requirements or failure by a UK Affected Investor to comply with the UK Due Diligence Requirements, in each case with respect to an investment in the notes, may result in the imposition of a penalty regulatory capital charge on such investment or other regulatory sanctions and/or remedial measures being taken or imposed by the relevant regulatory authority of such EU Affected Investor or UK Affected Investor, or a requirement to take corrective action.

The transaction described in this prospectus is structured in a way that is unlikely to allow EU Affected Investors to comply with the EU Due Diligence Requirements or UK Affected Investors to comply with the UK Due Diligence Requirements. Consequently, the notes may not be a suitable investment for EU Affected Investors or UK Affected Investors. This may have an adverse impact on the value and liquidity of the notes.

Prospective investors are responsible for analyzing their own legal and regulatory position, and are encouraged to consult with their own investment and legal advisors regarding the application of and compliance with the EU Securitization Regulation, the UK Securitization Framework or other applicable regulations and the suitability of the notes for investment.

For further information, see “Legal Investment—Requirements for Certain European Regulated Investors, UK Regulated Investors and Affiliates” in this prospectus.

REGISTRATION UNDER THE SECURITIES ACT

The depositor has filed a registration statement relating to the notes on Form SF-3 with the SEC. The depositor has met the requirements for registration on Form SF-3 contained in General Instruction I.A.1 to Form SF-3.

[SUMMARY OF RISK FACTORS]1

The notes are subject to certain risks that you should consider before making a decision to purchase any notes. This summary is included to provide an overview of the potential risks. It does not contain all of the information regarding the risks that you should consider in making your decision to purchase any notes. To understand these risks fully, you should read “Risk Factors” beginning on page [•].

Risks Relating to Economic Conditions and Other Factors Could Result in Delays in Payment or Losses on your Notes.

•	Stellantis Financial Services has limited captive finance operating history, which may have an adverse effect on the receivables and your notes.

•	Recent and future economic developments may adversely affect the performance of the receivables, which could result in losses on your notes.

•	The geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes.

•	The return on your notes could be reduced by shortfalls due to extreme weather conditions, natural disasters and public health concerns.

Risks Relating to the Receivables, the Obligors and the Related Financed Vehicles Could Result in Delays in Payment or Losses on your Notes.

•	Credit scores and historical loss experience may not accurately predict the likelihood of losses on the receivables.

•	The rate of depreciation of certain financed vehicles could exceed the amortization of the outstanding principal balance of the related receivables, which may result in losses.

•	Declines in the value of used vehicles may result in losses on the notes.

•	You must rely for repayment only upon the issuing entity’s assets, so you may experience a loss if defaults on the receivables and related losses exceed the available credit enhancement.

•	You may suffer losses due to receivables with low contract rates.

•	Inadequate insurance on financed vehicles may cause losses on your investment.

•	Vehicle recalls may have an adverse effect on the receivables and your notes.

•	Climate related events and climate change risks may cause losses on your notes.

Risks Relating to the Transaction Parties Could Result in Delays in Payment or Losses on your Notes.

•	Adverse legal or regulatory developments with respect to Stellantis Financial Services or its affiliates could have an adverse effect on your notes.

•

Adverse events with respect to Stellantis Financial Services or its affiliates or third party providers to whom Stellantis Financial Services outsources its activities could affect the timing of payments on your notes or have other adverse effects on your notes.

•	The servicer’s commingling of funds with its own funds could result in a loss.

•	The servicer’s discretion over the servicing of the receivables may impact the amount and timing of funds available to make payments on the notes.

Risks Relating to Certain Legal Aspects Could Result in Delays in Payment or Losses on your Notes.

•	The issuing entity’s interest in the receivables could be defeated because the contracts will not be delivered to the issuing entity.

•	Interests of other persons in the receivables and financed vehicles could be superior to the issuing entity’s interest, which may result in reduced payments on your notes.

•	The issuing entity’s security interest in the financed vehicles will not be noted on the certificates of title, which may cause losses on your notes.

•	A depositor or sponsor bankruptcy could delay or limit payments to you.

Risks Relating to Regulatory Developments Could Result in Delays in Payment or Losses on your Notes.

•

Federal and state financial regulatory reform could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

•	Failure to comply with consumer protection laws could result in a loss.

•

Changes to federal or state bankruptcy or debtor relief laws may impede collection efforts or alter the timing and amount of collections, which may result in acceleration of or reduction in payment on your notes.

•	The return on your notes could be reduced by shortfalls due to application of the Servicemembers Civil Relief Act.

Risks Relating to the Aspects of the Notes Could Result in Delays in Payment or Losses on your Notes.

•	Extensions and deferrals of payments on receivables could increase the average life of the notes.

[1]	Summary of Risk Factors (not to exceed 2 pages) to be included if the Risk Factors exceed 15 pages.

•	Prepayments on contracts may affect the average life of the notes.

•	Returns on your notes may be reduced by prepayments on the receivables, events of default, optional redemption of the notes or repurchases of receivables from the issuing entity.

•	The originator, the servicer and the depositor have limited obligations to the issuing entity and will not make payments on the notes.

•	Retention of any notes by the depositor or an affiliate of the depositor could adversely affect the market value of your notes and/or limit your ability to resell your notes.

•

[If you own Class B notes or Class C notes you are subject to greater credit risk because the Class B notes are subordinate to the Class A notes and the Class C notes are subordinate to the Class A notes and the Class B notes, and failure to pay interest on the subordinated classes of notes is not an event of default.]

•	The acceleration of the notes following the occurrence of an event of default under the indenture may delay payments on the notes with a lower payment priority.

•	[Holders of the Class B notes and the Class C notes may suffer losses because they have limited control over actions of the issuing entity and conflicts between classes of notes may occur.]

•	Your share of possible losses may not be proportional.

Risks Relating to the Nature of the Notes and the Structure of the Transaction Could Result in Delays in Payment or Losses on your Notes.

•	Risk of loss or delay in payment may result from delays in the transfer of servicing due to the servicing fee structure.

•	You may experience a loss or a delay in receiving payments on the notes if the assets of the issuing entity are liquidated.

•	Prepayments, potential losses and a change in the order of priority of principal payments may result from an event of default under the indenture.

•	You may not be able to resell your notes.

•	The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes.

•

The unknown aggregate initial principal amount of the notes [and unknown allocation of the Class A-2-A and Class A-2-B notes] could adversely affect the market value and liquidity of your notes and/or limit your ability to resell your notes.

•

[This prospectus provides information regarding the receivables in the [statistical] pool of receivables as of the [statistical] cut-off date, which may differ from the characteristics of the receivables in the pool of receivables on the closing date.]

•	Potential rating agency conflict of interest and regulatory scrutiny.

•	Because the notes are in book-entry form, your rights can only be exercised indirectly.

•	The notes may not be a suitable investment for you.

Risks Relating to Tax Treatment of the Notes Could Result in Delays in Payment or Losses on your Notes.

•	There is a risk of a taxable deemed exchange of the notes if the transaction documents are amended.

•	One or more classes of notes may be issued with original issue discount for federal tax purposes.

•	Foreign Persons investing in notes could be treated as engaged in a U.S. trade or business for United States federal income tax purposes on account of their own activities.

•	If the certificate is sold in the future, violation of prohibitions on transfer restrictions could result in withholding obligations on the issuing entity.

[Risks Relating to the Issuance of a Floating Rate Class of Notes and the Uncertainty Regarding the SOFR Rate Could Adversely Affect the Ability of the Issuing Entity to Make Payments and the Return on your Notes.

•	SOFR is a relatively new reference rate and its composition and characteristics are not the same as LIBOR.

•	Any failure of [SOFR][Insert Other Benchmark Rate] to gain market acceptance could adversely affect the Class A-2-B notes.

•	A decrease in [SOFR Rate][Insert Other Benchmark Rate], including a negative SOFR Rate would reduce the rate of interest on the Class A-2-B notes.

•

The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps or interest rate caps and you may suffer losses on your notes if interest rates rise.

•	Risks related to [Compounded] SOFR may adversely affect the liquidity, market value and yield of the Class A-2-B notes.

•	Changes to or elimination of SOFR or the determinations made by the administrator may adversely affect the Class A-2-B notes.]

RISK FACTORS

An investment in the notes involves significant risks. Before you decide to invest, we recommend that you carefully consider the following risk factors.

RISKS RELATING TO ECONOMIC CONDITIONS AND OTHER FACTORS

Stellantis Financial Services has limited captive finance operating history, which may have an adverse effect on the receivables and your notes.

Stellantis Financial Services commenced its operations as a captive finance company purchasing retail installment sales contracts from Chrysler®, Dodge®, Jeep®, RAM®, Alfa Romeo® and FIAT® dealers in the U.S. under the Stellantis Financial Services brand in March 2022. Stellantis Financial Services therefore has limited historical data with respect to its originations, managed pool performance or financial operations and results. Stellantis Financial Services is subject to the risks inherent in the establishment of any new business and must, among other things, establish and implement successful business strategies.

Further, because Stellantis Financial Services has limited operating history and is continuing to grow, historical loss and delinquency information may not be representative of the loss and delinquency performance of the receivables pool because the loss and delinquency information with respect to the managed portfolio set forth in this prospectus under “The Receivables Pool” reflects a relatively unseasoned portfolio of contracts and the denominator used for calculating delinquency and loss percentages is growing rapidly and therefore lowers the percentages relative to a more stable portfolio.

Stellantis Financial Services requires a substantial amount of liquidity to implement its business strategy, including, without limitation, liquidity to: (i) finance the purchase of retail installment sales contracts and leases from originating dealers and (ii) satisfy working capital requirements. These liquidity requirements, which have been satisfied primarily through operational cash flows, equity contributions from its parent company and warehouse borrowing arrangements, will likely increase as Stellantis Financial Services’ loan and lease originations and acquisitions increase. Stellantis Financial Services will seek to have access to the capital markets in the future for securitizations and financing through equity contributions and borrowing arrangements as available to satisfy Stellantis Financial Services’ liquidity requirements.

Recent and future economic developments may adversely affect the performance of the receivables, which could result in losses on your notes.

A deterioration in economic conditions and certain economic factors, such as reduced business activity, high unemployment, volatile interest rates, rising or falling oil prices, housing prices, increased state, local or federal taxation, lack of available credit, the rate of inflation and consumer perceptions of the economy, the imposition of tariffs and any retaliatory tariffs, and other factors, such as terrorist events, civil unrest, cyber-attacks, labor strikes, public health emergencies (such as epidemics and pandemics) or extreme weather conditions, or significant changes in the political environment, armed conflicts and/or public policy, or an increase of obligors’ payment obligations under other indebtedness incurred by the obligors, could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables. Obligors may be unable to make timely payments or the servicer may elect to, or be required to, implement forbearance programs in connection with obligors suffering a hardship. Further, labor shortages could result in staffing problems in various industries and businesses, including industries critical to the business and operations of Stellantis Financial Services and the servicing of the receivables, which could adversely affect the ability of Stellantis Financial Services and other transaction parties to perform their respective obligations under the transaction documents. All of the foregoing could affect the issuing entity’s ability to make payments on your notes.

The U.S. has in the past experienced, and may in the future experience, periods of economic contraction or volatility. The outlook for the U.S. economy remains uncertain, including with respect to further increases in the level of unemployment claims, economic volatility, the rate of inflation and consumer confidence and spending and diminished availability of credit. In recent years, consumer prices in the U.S. have experienced steep increases. Changes in international trade policy, especially related to additional or new tariffs, have the potential to disrupt existing supply chains, impose additional costs on businesses and adversely affect consumer spending. The general effects of inflation on the economy of the U.S. may be wide ranging, evidenced by rising wages or rising costs of consumer goods and services. For example, if an obligor’s income growth fails to keep pace with the rising costs of goods and services, then such obligor may have less funds available to make payments on its receivable, resulting in an increased risk of delinquency, default, repossession and loss on the receivable. Further, changes and instability in the macroeconomic environment may also be accompanied by temporary or prolonged decreased consumer demand for motor vehicles and declining used vehicle prices. Significant increases in the inventory of used automobiles during periods of economic contraction, slowdown, volatility or recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales, adversely impacting recovery values and which may result in potential losses on the receivables.

An economic downturn that is experienced for a prolonged period of time may cause an increase in delinquencies, defaults and repossessions and losses on the receivables could increase, which could result in losses on your notes. Additionally, an improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the receivables. As a result, you may receive principal payments of your notes earlier than anticipated.

No prediction or assurance can be made as to the effect of an economic downturn or economic growth on the rate of delinquencies, prepayments and/or losses on the receivables, and all of these factors could result in losses on your notes.

The geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes.

The concentration of the receivables in specific geographic areas may increase the risk of loss. As of the cut-off date, based on the billing addresses of the obligors, approximately [•]%, [•]%, [•]% and [•]% of the aggregate outstanding principal balance of the receivables in the [statistical] pool of the receivables as of the [statistical] cut-off date were located in [•], [•], [•] and [•], respectively. No other state accounts for more than 5.00% of the net pool balance in the [statistical] pool of receivables as of the cut-off date. Economic factors such as unemployment, interest rates, the price of gasoline, the rate of inflation and consumer perceptions of the economy may affect the rate of prepayments and defaults on the receivables. Further, the effect of natural disasters or extreme weather conditions, such as hurricanes, wildfires and floods, on the performance of the receivables, is unclear, but there may be a significant adverse effect on general economic conditions, consumer confidence and general market liquidity. Because of the concentration of the obligors in certain states, any adverse economic conditions, natural disasters, extreme weather conditions, periods of civil unrest or other factors affecting these states in particular may have a greater effect on the performance of the notes than if the concentration did not exist.

A deterioration in economic conditions regardless of reason, including a general curtailment of business activity, the imposition of tariffs, rising interest rates and unemployment, natural or manmade disasters, extreme weather conditions, local or regional effects of public health concerns (including pandemics) or civil unrest in the states where obligors reside could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables and may consequently affect the delinquency, loss and repossession experience of the issuing entity with respect to the receivables. See “ —Recent and future economic developments may adversely affect the performance of the receivables, which could result in losses on your notes.” As a result, you may experience payment delays or losses on your notes. An improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the receivables. As a result, you may receive principal payments of your notes earlier than anticipated. No prediction can be made and no assurance can be given as to the effect of any economic growth or economic decline on the rate of delinquencies, prepayments and/or losses on the receivables. See “—Risks Relating to the Notes—Returns on your notes may be reduced by prepayments on the receivables, events of default, optional redemption of the notes or repurchases of receivables from the issuing entity” below.

Additionally, during periods of economic slowdown or recession, delinquencies, defaults, repossessions and losses generally increase. These periods may also be accompanied by decreased consumer demand for SUVs or other vehicles and declining values of automobiles securing outstanding automobile loan contracts, which weakens collateral coverage and increases the amount of a loss in the event of default by an obligor. Significant increases in the inventory of used automobiles, especially during periods of economic slowdown or recession, may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales, which may delay and reduce the amount of recoveries and increase net losses. All of these factors could result in losses on your notes.

The return on your notes could be reduced by shortfalls due to extreme weather conditions, natural disasters and public health concerns.

Extreme weather conditions, natural disasters and public health concerns could cause substantial business disruptions, economic losses, unemployment and/or an economic downturn. As a result, the related obligors’ ability to make payments on the receivables could be adversely affected. The issuing entity’s ability to make payments on the notes could be adversely affected if the related obligors were unable to make timely payments.

RISKS RELATING TO THE RECEIVABLES, THE OBLIGORS AND THE RELATED FINANCED VEHICLES

Credit scores and historical loss experience may not accurately predict the likelihood of losses on the receivables.

Information regarding credit scores for the obligors obtained at the time of acquisition from the originating dealer of their contracts is presented in “The Receivables Pool” in this prospectus. A credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. Neither the depositor, the sponsor nor any other party makes any representations or warranties as to any obligor’s current credit score or the actual performance of any motor vehicle receivable or that a particular credit score should be relied upon as a basis for an expectation that a receivable will be paid in accordance with its terms.

Additionally, historical loss and delinquency information set forth in this prospectus under “The Receivables Pool—Delinquency Experience [and Credit Loss Experience]” was affected by several variables, including general economic conditions and market interest rates, that are expected to differ in the immediate future, and are likely to differ in the longer term future. The sponsor may experience variability (including increases) in delinquencies and repossessions on its motor vehicle retail installment sale contract portfolio, including as a result of the U.S. economy, global financial markets and the business or operations of the originator or the servicer. Further, the prices of used vehicles, including the prices at which the servicer is able to sell repossessed vehicles, are variable, and declines in used vehicle prices will result in increased credit losses on defaulted receivables. The recoveries obtained by the servicer in the past and presented under “The Receivables Pool—Delinquency Experience [and Credit Loss Experience]” in this prospectus may not reflect the prices of used vehicles at which the servicer is able to sell repossessed vehicles related to the receivables in the receivables pool. Delinquencies and losses with respect to receivables generally have trended higher during periods of economic uncertainty, and these negative trends may continue. Therefore, there can be no assurance that the future delinquency or net loss experience calculated and presented in this prospectus with respect to Stellantis Financial Services’ managed portfolio of contracts will reflect actual experience with respect to the receivables in the receivables pool.

The rate of depreciation of certain financed vehicles could exceed the amortization of the outstanding principal balance of the related receivables, which may result in losses.

There can be no assurance at any time that the value of any financed vehicle will be greater than the outstanding principal balance of the related receivable. For example, new vehicles normally experience an immediate decline in value after purchase because they are no longer considered new. As a result, it is highly likely that the principal balance of a receivable will exceed the value of the related financed vehicle during the early years of a receivable’s term. The lack of significant equity in a vehicle may make it more likely that an obligor will default in their payment obligations if their personal financial conditions change. Defaults during these earlier years are likely to result in losses because the proceeds of repossession of the related financed vehicle are less likely to pay the full amount of interest and principal owed on the related receivable. Further, the frequency and amount of losses may be greater for receivables with longer terms, because these receivables tend to have a somewhat greater frequency of delinquencies and defaults and because the slower rate of amortization of the principal balance of a longer term receivable may result in a longer period during which the value of the related financed vehicle is less than the remaining principal balance of the receivable. Additionally, although the frequency of delinquencies and defaults tends to be greater for receivables secured by used vehicles, loss severity tends to be greater with respect to receivables secured by new vehicles because of the higher rate of depreciation described above. Similarly, receivables with a higher loan-to-value ratio tend to have a higher severity of loss. Furthermore, specific models and vehicle types may experience a higher rate of depreciation and a greater than anticipated decline in used vehicle prices under certain market conditions.

Declines in the value of used vehicles may result in losses on the notes.

The pricing of used vehicles is affected by the supply and demand for those vehicles, which, in turn, is affected by consumer tastes, economic factors and conditions, fuel costs, legislation relating to emissions and fuel efficiency, manufacturer decisions on the introduction and pricing of new vehicle models, the volume of vehicles whose lease terms are expiring and other factors, including the impact of vehicle recalls or the discontinuation of vehicle models or brands. Decisions by a manufacturer with respect to new vehicle production, pricing and incentives may reduce used vehicle prices, particularly those for the same or similar models. If programs are implemented by the U.S. government to stimulate the sale of new vehicles, this may have the effect of further reducing the values of used vehicles, resulting in increased losses that may result in losses on your notes. Further, the insolvency of a manufacturer or ratings downgrade of a manufacturer may negatively affect used vehicle prices for vehicles manufactured by that company. The imposition of increased tariffs on imported vehicles may also affect the pricing and availability of both new and used vehicles. An increase in supply or a decrease in the demand for used vehicles may adversely impact the resale value of the financed vehicles securing the receivables. Decreases in the value of those vehicles may, in turn, reduce the incentive of obligors to make payments on the receivables and decrease the proceeds realized by the issuing entity from repossessions of financed vehicles which could result in losses on your notes. Additionally, constraints in production and supply chain factors, including a shortage of key components for the production of new vehicles, may have an adverse effect on the supply and demand of both new and used vehicles. Increased vehicle inventories may result from new vehicle supply returning and increased repossessions, which could adversely affect resale values. Economic factors will influence the affordability of used vehicles. Obligor behavior may also be influenced by working from home arrangements, including the risk that working from home reduces the demand for new or used vehicles. All of these factors could have a negative impact on the resale value of a vehicle.

In any of the foregoing cases, the delinquency and net loss figures shown in the tables appearing under “The Receivables Pool” in this prospectus might be a less reliable indicator of the rates of delinquencies, repossessions and losses that could occur on the receivables than would otherwise be the case.

You must rely for repayment only upon the issuing entity’s assets, so you may experience a loss if defaults on the receivables and related losses exceed the available credit enhancement.

Your notes are secured solely by the assets of the issuing entity. The issuing entity does not have, nor is it permitted or expected to have, any significant assets or sources of funds other than the receivables together with credit enhancement and available funds in certain accounts. The notes represent obligations solely of the issuing entity and will not be insured or guaranteed by any entity or by the U.S. or any governmental entity. Your notes will not represent an interest in, or obligation of, Stellantis Financial Services, the depositor or any other person. Stellantis Financial Services may have a limited obligation to repurchase some receivables under certain circumstances as described in this prospectus. Accordingly, distributions on the notes will depend solely on the amount of and timing of payments and other collections on the receivables and, to the extent available, any credit enhancement for the notes specified in this prospectus, including amounts on deposit in the reserve account [and the risk retention reserve account] [and the yield supplement account]. Funds on deposit in the reserve account will cover shortfalls due to delinquencies and losses on the receivables up to some level. However, if delinquencies and losses create shortfalls which exceed the available credit enhancement, you may experience delays in payments due to you and you could suffer a loss. You will have no claim to any amounts properly distributed to the depositor or others from time to time.

You may suffer losses due to receivables with low contract rates.

The receivables pool includes receivables that have contract rates that are lower than the interest rates on your notes. Interest paid on the higher contract rate receivables compensates for the lower contract rate receivables to the extent such interest is paid by the issuing entity as principal on your notes and additional overcollateralization is created. Excessive prepayments on the higher contract rate receivables may adversely impact your notes by reducing the interest payments available.

Inadequate insurance on financed vehicles may cause losses on your investment.

Each retail installment sale contract requires the obligor to obtain and maintain physical damage insurance on the financed vehicle with Stellantis Financial Services named as the loss payee. The obligors select their own insurers to provide the required coverage, so the specific terms and conditions of their insurance policies vary.

[Although Stellantis Financial Services typically assures that the obligor’s insurance requirement is satisfied at the inception of a contract,] Stellantis Financial Services is not obligated to monitor whether an obligor continues to satisfy its insurance requirement after the contract is acquired by Stellantis Financial Services. In the event insurance coverage is not maintained by obligors, then insurance recoveries may not be available in the event of losses or damages to financed vehicles included in the pool, and you could suffer a loss on your investment.

Vehicle recalls may have an adverse effect on the receivables and your notes.

From time to time, automobile manufacturers or their suppliers may discover an element in a vehicle which might possibly affect the safety or other features of the vehicle, including compliance with applicable safety or emissions standards. In such cases the manufacturer in consultation with the National Highway Traffic Safety Administration may recall the affected vehicles for repair or other necessary service. In certain cases, such a recall may give rise to the obligor having the right to rescind or terminate its contract or an obligation of the related vehicle manufacturer to repurchase the related recalled vehicle. In addition, recalls or other service campaigns could cause a temporary suspension of sales of the affected vehicles until completion of any necessary repairs, which may cause a delay of the timing of the sales of returned or repossessed vehicles in the used car markets. Recalls or other service campaigns, including as a result of the failure of a particular model to comply with applicable safety or emissions standards, may also cause a decrease in demand for the affected vehicles in the used vehicle market, which may cause a decline in values of those vehicles. Declines in values of used vehicles could cause an increase in credit losses. If any of these events materially affect collections on the receivables securing your notes, you may experience delays in payments or principal losses on your notes if the available credit enhancement has been exhausted.

Climate related events and climate change risks may cause losses on your notes.

The effects of climate change such as natural disasters or extreme weather conditions (including any increase in the frequency and range of natural disasters and extreme weather conditions as a result of climate change) and the ongoing efforts to mitigate its impact, including through climate change-related legislation and regulation, may have a negative effect on the issuing entity.

Significant physical effects of climate change, such as extreme weather and natural disasters, may affect the obligors of the receivables. For example, obligors living in areas affected by extreme weather and natural disasters may suffer financial harm, reducing their ability to make timely payments on their receivables. The auto dealerships and physical auctions that facilitate the disposition of the financed vehicles after repossession are also subject to disruption as a result of extreme weather and natural disasters, which could result in an inability to sell repossessed vehicles or a temporary or permanent decline in the market value of those vehicles. In addition, extreme weather and natural disasters may have industry- or economy-wide effects due to the interdependence of market actors. If such extreme weather or a natural disaster were to occur in a geographic region in which a large number of obligors are located, these risks would be exacerbated. See “ —Risks Relating to Economic Conditions and Other Factors—The geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes.”

Changes to laws or regulations enacted to address the potential impacts of climate change (including laws which may adversely impact the auto industry in particular as a result of efforts to mitigate the factors contributing to climate change) could have an adverse impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

Any of those effects or their confluence could adversely affect the performance of the receivables or the market value of the vehicles securing the receivables, which could result in losses or affect the timing of payments on your notes.

RISKS RELATING TO THE TRANSACTION PARTIES

Adverse legal or regulatory developments with respect to Stellantis Financial Services or its affiliates could have an adverse effect on your notes.

The sponsor and its affiliates (including Stellantis N.V., the sponsor’s ultimate parent) are party to, or are periodically involved in, reviews, investigations, examinations and proceedings (both formal and informal), and information-gathering requests, by government and self-regulatory agencies, including the Bureau of Consumer Financial Protection, known as the Consumer Financial Protection Bureau (the “CFPB”), the Department of Justice, the SEC, and various state authorities. Examinations can include various focal points, such as fair lending, servicing of accounts, and evaluations of compliance management systems. The findings of these examinations may result in the repurchase of receivables. See “ —Risks Relating to Regulatory Developments—Federal and state financial regulatory reform could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.”

Stellantis is party to other legal actions and investigations in and outside the U.S., and further regulatory proceedings, environmental, consumer, product-related and investor claims could be raised against Stellantis in the future in various jurisdictions worldwide. These proceedings and actions and the publicity surrounding them could have an adverse effect on your notes, even in circumstances where neither we nor the sponsor is a party to or otherwise involved in the proceedings or other actions. For example, regulatory and legal actions against Stellantis, the sponsor or other affiliates of the sponsor related to the manufacture and sale of affected vehicles may result in reputational damage to Stellantis, as well as to its automobile brands. The pricing of used vehicles is affected by the supply and demand for those vehicles. Any reviews, investigations, examinations and proceedings (whether formal or informal) and/or information-gathering requests that the sponsor or any of its subsidiaries or affiliates are involved in, or may become involved in, may result in adverse consequences to the sponsor including, without limitation, adverse judgments, settlements, fines, penalties, injunctions, or other actions and may affect the ability of the sponsor or any of its subsidiaries or affiliates to perform its duties under the transaction documents.

Adverse events with respect to Stellantis Financial Services or its affiliates or third party providers to whom Stellantis Financial Services outsources its activities could affect the timing of payments on your notes or have other adverse effects on your notes.

Adverse events with respect to Stellantis Financial Services or any of its affiliates or a third party provider to whom Stellantis Financial Services outsources its activities could result in servicing disruptions or reduce the market value of your notes. For example, servicing disruptions could result from unanticipated events beyond Stellantis Financial Services’ control, such as natural disasters, terrorist events, civil unrest, political instability, labor strikes, cyber-attacks, public health emergencies (such as epidemics and pandemics), the imposition of tariffs, economic disruptions and staffing issues related to labor shortages, particularly to the extent such events affected Stellantis Financial Services’ business or operations. In addition, in the event of a termination and replacement of Stellantis Financial Services as the servicer, there may be some disruption of the collection activity with respect to delinquent loans and therefore delinquencies and credit losses could increase. Similarly, if Stellantis Financial Services becomes unable to repurchase any receivables which do not comply with representations and warranties about the receivables made by Stellantis Financial Services in the purchase agreement (for example, representations relating to the compliance of the receivables with applicable laws), then investors could suffer losses.

In addition, adverse corporate developments with respect to servicers of asset-backed securities or their affiliates have in some cases also resulted in a reduction in the market value of the related asset-backed securities. For example, Stellantis Financial Services is an indirect wholly-owned subsidiary of Stellantis N.V. Although Stellantis N.V. is not guaranteeing the obligations of the issuing entity, if Stellantis N.V.’s manufacturing subsidiaries ceased to manufacture vehicles or support the sale of vehicles or if Stellantis N.V. or its manufacturing subsidiaries faced financial or operational difficulties or issued recall notices with respect to vehicles it manufactured, such events may reduce the market value of the notes and/or reduce the market value of such vehicles, and ultimately the amount realized on any such vehicle repossessed following an obligor’s default under the related receivable.

Further, Stellantis Financial Services relies upon its ability to raise capital and access various credit facilities to fund its operations. If Stellantis Financial Services’ access to funding is reduced or if its costs to obtain such funding significantly increases, its business, financial condition and results of operations could be materially and adversely affected which could adversely affect its ability to perform its obligations under the transaction documents.

Additionally, the ability of the servicer to perform its obligations under the transaction documents will depend, in part, on the ability of Stellantis Financial Services to store, retrieve, process and manage substantial amounts of information. If Stellantis Financial Services experiences any interruptions or losses in its information systems or any third party information systems or its information processing capabilities as a result of inadequate or failed processes or systems, human errors, employee negligence or misconduct, catastrophic events, network outages, utility outages, electronic or physical infrastructure outages, external or internal security breaches, acts of vandalism, hardware or software failures, computer viruses, malware, ransomware, misplaced or lost data or other events, it could disrupt the servicer’s normal operating procedures, could damage its reputation, could lead to significant costs to remediate and could have an adverse effect on its business, results of operations and financial condition, and you may experience losses on your notes or delays in payments on your notes.

From time to time, Stellantis Financial Services may update its servicing systems in order to improve operating efficiency, update technology and enhance customer services. In connection with any system updates, Stellantis Financial Services may experience disruptions in servicing activities caused by, among other things, system failures, human errors, periods of system down-time and periods devoted to user training. These and other implementation related difficulties may contribute to payment delays, higher delinquencies, servicing inefficiencies, data processing issues and manual intervention to supplement or correct systems issues. It is not possible to predict with any degree of certainty all of the potential adverse consequences that may be experienced, and there can also be no assurance that any such disruptions in servicing activities will not adversely affect Stellantis Financial Services’ ability to service the receivables, which could have an adverse effect on your notes.

Further, many companies (including Stellantis Financial Services) have seen an increase in the number and range of cyber-attacks, which, if successful, could give rise to the loss of significant amounts of sensitive information and the disablement of the information technology systems used to service obligors on the receivables and other customers. Stellantis Financial Services may incur significant costs in attempting to protect against such attacks or remediate any vulnerability or resulting breach. If Stellantis Financial Services fails to effectively manage cybersecurity risk or is required to devote significant resources towards doing so, this could materially and adversely affect its business, financial condition and results of operation, as well as its ability to service the receivables, which could result in losses on your notes.

The servicer’s commingling of funds with its own funds could result in a loss.

Subject to the satisfaction of certain conditions, Stellantis Financial Services, as the servicer, may be able to commingle funds relating to a transaction such as collections from the loans and proceeds from the disposition of any repossessed financed vehicles with its own funds during each collection period and may make a single deposit to the collection account on each payment date. Commingled funds may be used or invested by the servicer at its own risk and for its own benefit. If the servicer were unable to remit those funds or the servicer were to become a debtor under any insolvency laws, delays or reductions in distributions to you may occur.

The servicer’s discretion over the servicing of the receivables may impact the amount and timing of funds available to make payments on the notes.

The servicer is obligated to service the receivables in accordance with its customary practices. The servicer has discretion in servicing the receivables including the ability to grant payment extensions and to determine the timing and method of collection and liquidation procedures. In addition, the servicer’s customary practices may change from time to time and those changes could reduce collections on the receivables. Although the servicer’s customary practices at any time will apply to all receivables serviced by the servicer, without regard to whether a receivable has been sold to the issuing entity, the servicer is not obligated to maximize collections from receivables. Consequently, the manner in which the servicer exercises its servicing discretion or changes its customary practices could have an impact on the amount and timing of collections on the receivables, which may impact the amount and timing of funds available to make payments on the notes.

The servicer, in its own discretion, may permit an extension on, or a deferral of, scheduled payments due or halt repossession activity on a case-by-case basis or more broadly in accordance with its customary servicing practices, for example, in connection with a natural disaster or public health emergency affecting a large group of obligors. Payment extensions, other modifications to the receivables or delays in initiating repossession activity may extend the maturity of the receivable, increase the weighted average life of any class of notes and reduce the yield on your notes. See “Description of the Transaction Documents—Representations and Warranties; Remedies” and “The Servicer— Extensions” in this prospectus.

RISKS RELATING TO CERTAIN LEGAL ASPECTS

The issuing entity’s interest in the receivables could be defeated because the contracts will not be delivered to the issuing entity.

The servicer, as custodian of the receivables, will maintain possession of the original contracts for each of the receivables and the original contracts will not be segregated or marked as belonging to the issuing entity. If the servicer sells or pledges and delivers the original contracts for the receivables to another party, in violation of its contractual obligations, this party could acquire an interest in the receivable having a priority over the issuing entity’s interest.

In addition, another person could acquire an interest in a receivable that is superior to the issuing entity’s interest in the receivable if the receivable is evidenced by an electronic contract and the originator loses, or never obtains, control over the authoritative copy of the contract and another party purchases the receivable evidenced by the contract without knowledge of the issuing entity’s interest. If the originator loses, or never obtains, control over the contract through fraud, forgery, negligence or error, or as a result of a computer virus or a hacker’s actions or otherwise, a person other than the issuing entity may be able to modify or duplicate the authoritative copy of the contract.

As a result of any of the above events, the issuing entity may not have a perfected security interest in the receivables which may, in turn, affect the issuing entity’s ability to repossess and sell the underlying financed vehicles. Therefore, you may be subject to delays in payment and may incur losses on your investment in the notes.

Furthermore, if the originator, as custodian of the receivables, becomes the subject of a bankruptcy proceeding, competing claims to ownership or security interests in the receivables could arise. These claims, even if unsuccessful, could result in delays in payments on the notes. If successful, these claims could result in losses or delays in payments to you or an acceleration of the repayment of the notes.

Interests of other persons in the receivables and financed vehicles could be superior to the issuing entity’s interest, which may result in reduced payments on your notes.

The issuing entity could lose the priority of its security interest in a financed vehicle due to, among other things, liens for repairs or storage of a financed vehicle or for unpaid taxes of an obligor. Neither the servicer nor the originator will have any obligation to purchase or repurchase, respectively, a receivable if these liens result in the loss of the priority of the security interest in the financed vehicle after the cut-off date. Generally, no action will be taken to perfect the rights of the issuing entity in proceeds of any insurance policies covering individual financed vehicles or obligors. Therefore, the rights of a third party with an interest in the proceeds could prevail against the rights of the issuing entity prior to the time the proceeds are deposited by the servicer into an account controlled by the indenture trustee. See “Material Legal Aspects of the Receivables—Security Interests in the Financed Vehicles” in this prospectus.

The issuing entity’s security interest in the financed vehicles will not be noted on the certificates of title, which may cause losses on your notes.

Upon the origination of a receivable, the originator or its predecessor in interest or affiliate, as applicable, takes a security interest in the financed vehicle by placing a lien on the title to the financed vehicle. In connection with each sale of receivables to the depositor, the originator will assign its security interests in the financed vehicles to the depositor, who will further assign them to the issuing entity. Finally, the issuing entity will pledge its interest in the financed vehicles as collateral for the notes. The lien certificates or certificates of title relating to the financed vehicles will not be amended or reissued to identify the issuing entity as the new secured party. In the absence of an amendment or reissuance, the issuing entity may not have a perfected security interest in the financed vehicles securing the receivables in some states.

The originator may be obligated to repurchase any receivable sold to the issuing entity which did not have a perfected security interest in the name of the originator or an affiliate, as applicable, in the financed vehicle, and the servicer may be obligated to purchase any receivable as to which it fails to maintain a perfected security interest in the financed vehicle securing the receivable. All of these purchases and repurchases are limited to breaches that materially and adversely affect the interests of the noteholders in the receivable and are subject to the expiration of a cure period. If the issuing entity has failed to obtain or maintain a perfected security interest in a financed vehicle, its security interest would be subordinate to, among others, a bankruptcy trustee of the obligor, a subsequent purchaser of the financed vehicle or a holder of a perfected security interest in the financed vehicle or a bankruptcy trustee of such holder. If the issuing entity attempts to repossess the related financed vehicle, it might not be able to realize any liquidation proceeds on the financed vehicle and, as a result, you may suffer a loss on your investment in the notes.

A depositor or sponsor bankruptcy could delay or limit payments to you.

Following a bankruptcy or insolvency of the sponsor or the depositor, a court could conclude that the receivables are owned by the sponsor or the depositor, instead of the issuing entity. This conclusion could be either because the transfer of the receivables from Stellantis Financial Services to the depositor or from the depositor to the issuing entity was not a true sale or because the court concluded that the depositor or the issuing entity should be treated as the same entity as the sponsor or the depositor for bankruptcy purposes. Stellantis Financial Services will not treat the sale of receivables to the depositor as a sale for financial statement reporting purposes, and this fact could make a court more likely to reach that conclusion than if such sale were treated as a sale by Stellantis Financial Services for financial statement reporting purposes. If this were to occur, you could experience delays in payments due to you or you may not ultimately receive all amounts due to you as a result of:

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the automatic stay, which prevents a secured creditor from exercising remedies against a debtor in bankruptcy without permission from the court, and provisions of the United States Bankruptcy Code that permit substitution of collateral in limited circumstances;

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tax or government liens on the sponsor’s or depositor’s property (that arose prior to the transfer of the receivables to the issuing entity) having a prior claim on collections before the collections are used to make payments on the notes; or

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the fact that the issuing entity and the indenture trustee may not have a perfected security interest in any cash collections of the receivables held by the servicer at the time that a bankruptcy proceeding begins.

For a discussion of how a bankruptcy proceeding of the sponsor or the depositor may affect the issuing entity and the notes, you should refer to “Material Legal Aspects of the Receivables—Certain Matters Relating to Bankruptcy and Insolvency” in this prospectus.

RISKS RELATING TO REGULATORY DEVELOPMENTS

Federal and state financial regulatory reform could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted. Although the Dodd-Frank Act itself took effect on July 22, 2010, many of its provisions had delayed implementation dates or required implementing regulations to be issued. Some of these implementing regulations still have not been issued in final form. The Dodd-Frank Act is extensive and significant legislation that, among other things:

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created a framework for the liquidation of certain bank holding companies and other nonbank financial companies, determined to be “covered financial companies”, in the event such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States, and also for the liquidation of certain of their respective subsidiaries, defined as “covered subsidiaries”, in the event such a subsidiary also determined to be a “covered financial company” because it is, among other things, in default or in danger of default and the liquidation of such subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States;

•	created a new framework for the regulation of over-the-counter derivatives activities;

•	expanded the regulatory oversight of securities and capital markets activities by the SEC; and

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created the CFPB, an agency responsible for, among other things, administering and enforcing the laws and regulations for consumer financial products and services and conducting examinations of large banks and their affiliates and certain non-bank financial services companies for purposes of assessing compliance with the requirements of consumer financial laws.

The CFPB has supervisory, examination and enforcement authority over certain non-depository institutions, including those entities that are larger participants of a market for consumer financial products or services as defined by the rule. Stellantis Financial Services is subject to the CFPB’s supervision with respect to Stellantis Financial Services’ compliance with applicable consumer protection laws. On August 7, 2025, the CFPB issued an advance notice of proposed rulemaking seeking information to assist in its consideration of whether to propose a rule to amend the test defining larger participants in the automobile financing markets. Comments were due by September 22, 2025. There is considerable uncertainty as to the operating status of federal agencies (including the CFPB) and the future policies that the current U.S. administration may pursue in areas impacting financial regulation and consumer protection. Federal consumer financial regulation is in a period of extended transition for a variety of reasons, including that nominations for federal agency leadership remain open (including the director of the CFPB), executive orders impacting the operations of federal agencies are being issued (with uncertainty around the scope of their application and timing of their implementation), and reductions of personnel are occurring across federal agencies. Many of the current U.S. administration’s executive orders are being challenged in court, with initial requests for injunctions being granted, denied, or extended, and the ultimate resolution of the legality of the executive orders is expected to take an extended period of time. Further, in pending litigation challenges to rules, federal agencies have sought to suspend or dismiss the litigation in some cases. It is also uncertain how other federal and state regulators will respond to any changes at the CFPB, which may include increasing or decreasing enforcement activity. See “Material Legal Aspects of the Receivables—Consumer Financial Protection Bureau” in this prospectus.

The CFPB has successfully asserted the power to investigate and bring enforcement actions directly against securitization special purpose entities. On December 13, 2021, in an action brought by the CFPB, the U.S. District Court for the District of Delaware denied a motion to dismiss filed by securitization trusts by holding that the trusts are “covered persons” under the Dodd-Frank Act because they engage in the servicing of loans, even if through servicers and subservicers. CFPB v. Nat’l Collegiate Master Student Loan Trust, No. 1:17-cv-1323-SB (D. Del.). On February 11, 2022, the district court granted the defendant trusts’ motion to certify that order for an immediate interlocutory appeal and stayed the case pending resolution of any appeal. On March 19, 2024, the Third Circuit Court of Appeals issued its decision on the interlocutory appeal holding that the defendant trusts are “covered persons” under the Dodd-Frank Act and subject to the CFPB’s enforcement authority. On August 16, 2024, the defendant trusts filed a petition for a writ of certiorari to the U.S. Supreme Court, which was denied on December 16, 2024. On January 16, 2025, the CFPB announced a proposed settlement of the action with the defendant trusts, but the settlement was not entered by the district court. On April 25, 2025, the CFPB and the defendant trusts filed a joint notice of dismissal and the district court dismissed the case with prejudice on April 28, 2025. Despite these outcomes, the CFPB and state regulators and attorneys general, who have independent authority to enforce the Dodd-Frank Act, may rely on the decision of the Third Circuit Court of Appeals in the future as precedent in investigating and bringing enforcement actions against other trusts, including the issuing entity.

In February 2022, the CFPB issued a compliance bulletin stating its position that automobile loan holders and servicers are responsible for ensuring that their repossession-related practices, and the practices of their service providers, do not violate the law, and the CFPB also described its intention to hold automobile loan holders and servicers liable for unfair, deceptive, or abusive acts or practices related to the repossession of automobiles. This compliance bulletin was subsequently withdrawn by the CFPB on May 12, 2025. In the Fall of 2024, the CFPB issued a special edition of Supervisory Highlights focused on automobile finance concerns, including deceptive advertising related to available loan terms, misapplied payments or incorrect information about payment history reported to credit reporting agencies, unlawful repossession and the handling of add-on product and refunds after events such as repossession or early payoff of the account. The CFPB entered into consent orders with a large national bank and a finance company related to certain servicing practices. Among other things, the CFPB determined that the large national bank engaged in unfair automobile loan servicing acts and practices by incorrectly applying consumer payments, charging borrowers incorrect fees, interest or other amounts, wrongly repossessing borrowers’ automobiles and failing to ensure consumers received refunds for certain premiums the consumers paid dealers at origination relating to retail installment sale contracts purchased by such large national bank. In particular, the consent order stated that such large national bank did not ensure that unearned guaranteed asset protection contract premiums were refunded to all borrowers who paid off their accounts early. It is possible that the CFPB may bring enforcement actions against securitization trusts holding motor vehicle retail installment sale contracts, such as the issuing entity, and servicers in the future.

In October 2020, the CFPB issued a final rule governing the activities of third-party debt collectors, which was effective November 29, 2021. While the final rule did not address first-party debt collectors, the CFPB has previously indicated that it would address this activity in a later rule. It is unclear what effect, if any, this final rule or subsequent changes would have on the receivables or the servicer’s customary servicing practices and other servicing activities relating to the receivables in ways that could reduce the associated recoveries.

The Federal Trade Commission (“FTC”), state attorneys general and the CFPB have announced various enforcement actions against lenders beginning in 2012 involving significant penalties, cease and desist orders, and similar remedies that, if applicable to auto finance providers and to products, services and operations of the nature offered by the originators, may require such entity to cease or alter certain business practices, which could have a material effect on its financial condition and results of operations. In particular, state regulators, the FTC and state attorneys general have over the past few years increased their scrutiny of motor vehicle dealers and auto lending, particularly with respect to antidiscrimination and deception concerns related to the prices of and fees charged in connection with automobile financing, including add-on products such as guaranteed asset protection (“GAP”) and extended warranties and refunds associated with these ancillary products. In addition, California has enacted a law governing the sale, offering or administration of GAP in connection with retail installments contracts. Furthermore, in July 2023, the New York Department of Financial Services issued a letter to regulated auto lenders and servicers reminding them to credit certain rebates to consumers for ancillary products when automobiles are repossessed or declared a total loss. Finally, on December 12, 2023, the FTC issued a final rule that would have (i) prohibited motor vehicle dealers from making certain misrepresentations in the course of selling, leasing, or arranging financing for motor vehicles, (ii) required accurate pricing disclosures in dealers’ advertising and sales discussions, (iii) required dealers to obtain consumers’ express, informed consent for charges, (iv) prohibited the sale of any add-on product or service that confers no benefit to the consumer, and (v) required dealers to keep records of advertisements and customer transactions. The final rule had an effective date of July 30, 2024, but the FTC subsequently issued an order postponing the effective date while a legal challenge against the final rule was pending. On January 27, 2025, the Fifth Circuit Court of Appeals held that the final rule was invalid on procedural grounds and vacated the final rule. At this stage, it is unknown whether the FTC will reissue the rule, particularly in light of changes in leadership at the agency.

The Dodd-Frank Act also increased the regulation of the securitization markets. For example, it gives broader powers to the SEC to regulate credit rating agencies and adopt regulations governing these organizations and their activities.

Compliance with the implementing regulations under the Dodd-Frank Act or the oversight of the SEC, CFPB or other government entities, as applicable, may impose costs on, create operational constraints for, or place limits on pricing with respect to finance companies such as Stellantis Financial Services. In particular, no assurance can be given that these new requirements imposed, or to be imposed after implementing regulations are issued, by the Dodd-Frank Act will not have a significant impact on the servicing of the receivables, and on the regulation and supervision of the servicer, the sponsor, the administrator, the depositor, the issuing entity and/or their respective affiliates.

In addition, no assurances can be given that the framework for the liquidation of “covered financial companies” or their “covered subsidiaries” would not apply to Stellantis Financial Services or its affiliates, including the issuing entity and the depositor, or, if it were to apply, would not result in a repudiation of any of the transaction documents where further performance is required or an automatic stay or similar power preventing the indenture trustee or other transaction parties from exercising their rights. This repudiation power could also affect certain transfers of receivables pursuant to the transaction documents as described in “Material Legal Aspects of the Receivables—Certain Matters Relating to Bankruptcy and Insolvency—Dodd-Frank Orderly Liquidation Framework—FDIC’s Repudiation Power Under OLA” in this prospectus. Application of this framework could materially adversely affect the timing and amount of payments of principal and interest on your notes.

Failure to comply with consumer protection laws could result in a loss.

Federal and state consumer protection laws impose requirements on retail installment sale contracts such as the receivables. These laws impose specific statutory liabilities upon creditors who fail to comply with the provisions of these laws. Although the liability of the issuing entity to the obligor for violations of applicable federal and state consumer laws may be limited, these laws may make an assignee of a receivable, such as the issuing entity, liable to the obligor for any violation by the lender. Under certain circumstances, the liability of the issuing entity to the obligor for violations of applicable federal and state consumer protection laws may be limited by the applicable law. In some cases, this liability could affect an assignee’s ability to enforce its rights related to secured loans such as the receivables. The failure by Stellantis Financial Services to comply with applicable law may give rise to liabilities on the part of the issuing entity.

The originator will represent and warrant that each receivable complies with applicable law in all material respects as of the cut-off date. If that representation and warranty relating to any receivable proves incorrect, materially and adversely affects the interests of the issuing entity or the noteholders and is not timely cured, Stellantis Financial Services will be required to repurchase the noncompliant receivable from the issuing entity. To the extent that the originator fails to make such a repurchase, or to the extent that a court holds the issuing entity liable for violating consumer protection laws regardless of such a repurchase, a failure to comply with consumer protection laws could result in required payments by the issuing entity. If sufficient funds are not available to make both payments to obligors and on your notes, you may suffer a loss on your investment in the notes.

For a discussion of federal and state consumer protection laws which may affect the receivables, you should refer to “Material Legal Aspects of the Receivables—Consumer Protection Law” in this prospectus.

Changes to federal or state bankruptcy or debtor relief laws may impede collection efforts or alter the timing and amount of collections, which may result in acceleration of or reduction in payment on your notes.

If an obligor sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the obligor’s obligations to repay amounts due on its receivable. As a result, that receivable would be written off as uncollectible. You could suffer a loss if no funds are available from credit enhancement or other sources and finance charge amounts allocated to the notes are insufficient to cover the applicable default amount.

The return on your notes could be reduced by shortfalls due to application of the Servicemembers Civil Relief Act.

The Servicemembers Civil Relief Act, as amended (the “Relief Act”) and similar state legislation may limit the interest payable on a receivable or the ability of the servicer to repossess a vehicle during an obligor’s period of active military duty, including reservists or national guard members. This legislation could adversely affect the ability of the servicer to collect full amounts of interest on a receivable as well as to foreclose on an affected receivable during and, in certain circumstances, after the obligor’s period of active military duty. This legislation may thus result in delays in payments and losses to the noteholders. See “Material Legal Aspects of the Receivables—Servicemembers Civil Relief Act” in this prospectus.

RISKS RELATING TO THE NOTES

Extensions and deferrals of payments on receivables could increase the average life of the notes.

In some circumstances, the servicer may permit an extension on payments due on receivables on a case-by-case basis. In addition, the servicer may from time to time offer obligors an opportunity to defer payments. Any of these extensions or deferrals may extend the maturity of the receivables and increase the weighted average life of the notes. However, the servicer will be required to purchase a receivable from the issuing entity if it extends the term of the receivable beyond the last day of the collection period prior to the final scheduled payment date for the latest maturing class of notes.

Prepayments on contracts may affect the average life of the notes.

If an obligor on a simple interest contract makes a payment on the contract ahead of schedule, the weighted average life of the notes could be affected. This is because the additional scheduled payments will be treated as a principal prepayment and applied to reduce the principal balance of the related contract and the obligor will generally not be required to make any scheduled payments during the period for which it has paid ahead. During this prepayment period, interest will continue to accrue on the principal balance of the contract, as reduced by the application of the additional scheduled payments, but the obligor’s contract would not be considered delinquent. While the servicer may elect to make interest advances during this period, no principal advances will be made. In addition, if any advances are not recovered from an obligor or the liquidation proceeds, they will be paid to the servicer from collections on the contracts and reduce amounts payable to the notes. Furthermore, when the obligor resumes the required payments, the payments so paid may be insufficient to cover the interest that has accrued since the last payment by the obligor. This situation will continue until the regularly scheduled payments are once again sufficient to cover all accrued interest and to reduce the principal balance of the contract.

The payment by the issuing entity of the prepaid principal amount on the notes will generally shorten the weighted average life of the notes. However, depending on the length of time during which a prepaid contract is not amortizing as described above, the weighted average life of the notes may be extended.

Returns on your notes may be reduced by prepayments on the receivables, events of default, optional redemption of the notes or repurchases of receivables from the issuing entity.

You may receive payments on your notes earlier than you expected for the reasons set forth below. You may not be able to invest the amounts paid to you earlier than you expected at a rate of return that is equal to or greater than the rate of return on your notes.

•

The rate of return of principal is uncertain. The amount of distributions of principal of your notes and the time when you receive those distributions depend on the amount in which and times at which obligors make principal payments on the receivables. Those principal payments may be regularly scheduled payments or unscheduled payments resulting from prepayments or defaults of the receivables.

Additionally, if the originator or the servicer is required to repurchase receivables from the issuing entity because of a breach of a representation, warranty or covenant, as applicable, payment of principal on the notes will be accelerated.

•

You may be unable to reinvest distributions in comparable investments. The occurrence of an optional redemption or event of default resulting in acceleration may require repayment of the notes prior to the expected principal payment date for the notes. Asset backed securities, like the notes, usually produce a faster return of principal to investors if market interest rates fall below the interest rates on the receivables and produce a slower return of principal when market interest rates are above the interest rates on the receivables. As a result, you are likely to receive more money to reinvest at a time when other investments generally are producing a lower yield than that on your notes, and are likely to receive less money to reinvest when other investments generally are producing a higher yield than that on your notes. You will bear the risk that the timing and amount of distributions on your notes will prevent you from attaining your desired yield.

•

An early redemption of the notes from an optional redemption will shorten the life of your investment which may reduce your yield to maturity. If the receivables are sold upon exercise of a “clean-up call” by the servicer, the issuing entity will redeem the notes and you will receive the remaining principal amount of your notes plus any other amounts due to noteholders, such as accrued interest through the related payment date. Because your notes will no longer be outstanding, you will not receive the additional interest payments or other distributions that you would have received had the notes remained outstanding. If you bought your notes at par or at a premium, your yield to maturity will be lower than it would have been if the optional redemption had not been exercised. See “Description of the Transaction Documents—Optional Redemption” in this prospectus for a more detailed description of the servicer’s “clean-up call” option.

The originator, the servicer and the depositor have limited obligations to the issuing entity and will not make payments on the notes.

The originator, the servicer, the depositor and their affiliates are not obligated to make any payments to you or on your notes. The originator, the servicer, the depositor and their affiliates do not guarantee payments on the receivables or your notes. However, the originator and the depositor make representations and warranties about certain characteristics of the receivables. The depositor and Stellantis Financial Services will represent that each receivable is secured by a financed vehicle and that each receivable has been originated or acquired by Stellantis Financial Services. The depositor and Stellantis Financial Services will make warranties with respect to the perfection and priority of the security interests in the financed vehicles other than any statutory liens arising on or after the closing date which may have priority even over perfected security interests in the financed vehicles. If a representation or warranty made by the originator with respect to a receivable is untrue, then the originator may be required to repurchase that receivable. In addition, in some circumstances, the servicer may be required to purchase receivables if certain covenants made by the servicer with respect to the receivables are breached.

While Stellantis Financial Services and the servicer are obligated to repurchase any receivable if there is a breach of any of their respective representations and warranties regarding the eligibility of such receivable or a breach of certain covenants, as applicable (and if such breach is not cured and materially and adversely affects the interest of the issuing entity or the noteholders), there can be no assurance that any entity will financially be in a position to fund its repurchase obligation. In particular, the depositor has limited assets and is likely not to have sufficient resources to repurchase a receivable if Stellantis Financial Services fails to repurchase such receivable from the depositor. If the originator or servicer fails to repurchase that receivable, you might experience delays and/or reductions in payments on your notes. See “Description of the Transaction Documents—Representations and Warranties; Remedies” in this prospectus.

Retention of any notes by the depositor or an affiliate of the depositor could adversely affect the market value of your notes and/or limit your ability to resell your notes.

The depositor, or an affiliate of the depositor, initially may retain all or a portion of one or more other classes of notes on the closing date. As a result, the market for such a retained class of notes may be less liquid than would otherwise be the case and, if any retained notes are subsequently sold in the secondary market, it could reduce demand for notes of that class already in the market, which could adversely affect the market value of your notes and/or limit your ability to resell your notes. Additionally, if any retained notes are subsequently sold in the secondary market, the voting power of the noteholders of the outstanding notes may be diluted.

[If you own Class B notes or Class C notes you are subject to greater credit risk because the Class B notes are subordinate to the Class A notes and the Class C notes are subordinate to the Class A notes and the Class B notes, and failure to pay interest on the subordinated classes of notes is not an event of default.

The Class B notes and the Class C notes bear greater risk than the Class A notes because payments of interest and principal on the Class B notes are subordinate, to the extent described in this prospectus under “The Notes—Payments of Interest,” to payments of interest and principal on the Class A notes, and payments of interest and principal on the Class C notes are subordinate, to the extent described below, to the payments of interest and principal on the Class A notes and the Class B notes.

Principal payments on the Class B notes will be fully subordinated to principal payments on the Class A notes, and no principal will be paid to the Class B notes until the Class A notes have been paid in full. Principal payments on the Class C notes will be fully subordinated to principal payments on the Class A notes and Class B notes, and no principal will be paid on the Class C notes until the Class A notes and Class B notes have been paid in full. As a result, a more junior class of notes may absorb more losses than a more senior class of notes.

Additionally, the indenture provides that failure to pay interest when due on the outstanding subordinated class or classes of notes — for example, for so long as any of the Class A notes are outstanding, the Class B notes and the Class C notes — will not be an event of default under the indenture. Under these circumstances, the holders of the subordinated classes of notes which are not the Controlling Class (which will be the class of outstanding notes with the highest alphabetical designation) will not have any right to declare an event of default, to cause the maturity of the notes to be accelerated or to direct or consent to any remedial action under the indenture. The amount of principal required to be paid on a note prior to the applicable final scheduled payment date generally will be limited to amounts available for those purposes. Therefore, the failure to pay principal of a note generally will not result in an event of default under the indenture until the applicable final scheduled payment date for the applicable notes.]

The acceleration of the notes following the occurrence of an event of default under the indenture may delay payments on the notes with a lower payment priority.

If the notes are accelerated following the occurrence of an event of default under the indenture, the issuing entity will not make any distributions of principal or interest on the Class B notes or the Class C notes until payment in full of principal and interest on the outstanding senior class(es) of notes. This may result in a delay or default in making payments on the Class B notes or the Class C notes.

In addition, if the notes are accelerated following the occurrence of an event of default under the indenture, the issuing entity will not make any distributions of principal on any class of Class A notes (other than the Class A-1 notes) until the other classes of Class A notes with a higher principal payment priority are paid in full. This may result in a delay or default in making payments on the classes of Class A notes with a lower principal payment priority.

[Holders of the Class B notes and the Class C notes may suffer losses because they have limited control over actions of the issuing entity and conflicts between classes of notes may occur.

Because the issuing entity has pledged the issuing entity property to the indenture trustee to secure payment on the notes, the indenture trustee may, and at the direction of the required percentage of the Controlling Class will, take one or more of the actions specified in the indenture.

The rights of the Controlling Class will include the following:

•	to direct the indenture trustee to exercise one or more of the remedies relating to the issuing entity property, including a sale of the assets of the issuing entity following an event of default;

•	to waive events of servicer termination or terminate the servicer following a servicer replacement event;

•	to remove the indenture trustee and appoint a successor; and

•	to consent to specified types of amendments to the transaction documents.

If certain events of default occur under the indenture, only the holders of the Controlling Class of notes may waive that event of default, accelerate the payment dates of the notes or direct or consent to any action under the indenture. The holders of any outstanding subordinate class or classes of notes will not have any rights to direct or to consent to any action until each of the more senior class or classes of notes have been repaid in full.

In exercising any rights or remedies under the indenture, the Controlling Class may act solely in its own interests. Therefore, holders of the Class B notes or the Class C notes that are subordinated to the Controlling Class will not be able to participate in the determination of any proposed actions that are within the purview of the Controlling Class, and the Controlling Class could take actions that would adversely affect the Class B notes or the Class C notes.

The holders of the Class B notes and the Class C notes will not have the ability to take actions with regard to the above actions until the more senior class or classes of notes have been paid in full.]

Your share of possible losses may not be proportional.

Principal payments on the notes generally will be made to the noteholders sequentially so that no principal will be paid on any class of notes until each class of notes with an earlier final scheduled payment date has been paid in full. As a result, a more junior class of notes may absorb more losses than a more senior class of notes.

RISKS RELATING TO THE NATURE OF THE NOTES AND THE STRUCTURE OF THE TRANSACTION

Risk of loss or delay in payment may result from delays in the transfer of servicing due to the servicing fee structure.

Because the servicing fee is structured as a percentage of the net pool balance, the amount of the servicing fee payable to the servicer may be considered insufficient by potential replacement servicers if servicing is required to be transferred at a time when much of the net pool balance has been repaid. Due to the reduction in servicing fee as described in the foregoing sentence, it may be difficult to find a replacement servicer. Consequently, the time it takes to effect the transfer of servicing to a replacement servicer under such circumstances may result in delays and/or reductions in the interest and principal payments on your notes.

You may experience a loss or a delay in receiving payments on the notes if the assets of the issuing entity are liquidated.

If certain events of default under the indenture occur and the notes are accelerated, the indenture trustee may liquidate the assets of the issuing entity. If a liquidation occurs close to the date when any class otherwise would have been paid in full, repayment of that class might be delayed while liquidation of the assets is occurring. The issuing entity cannot predict the length of time that will be required for liquidation of the assets of the issuing entity to be completed. In addition, liquidation proceeds may not be sufficient to repay the notes in full. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the outstanding principal amount of a class of notes to be paid before the related final scheduled payment date will involve the prepayment risks described under “—Risks Relating to the Notes—Returns on your notes may be reduced by prepayments on the receivables, events of default, optional redemption of the notes or repurchases of receivables from the issuing entity” in this prospectus.

Prepayments, potential losses and a change in the order of priority of principal payments may result from an event of default under the indenture.

An event of default under the indenture may result in payments on your notes being accelerated. As a result:

•	you may suffer losses on your notes if the assets of the issuing entity are insufficient to pay the amounts owed on your notes;

•	payments on your notes may be delayed until more senior classes of notes are repaid; and

•	your notes may be repaid earlier than scheduled, which may require you to reinvest your principal at a lower rate of return.

You may not be able to resell your notes.

The securities will not be listed on any securities exchange. If you want to sell your notes you must locate a willing purchaser. The underwriters intend to make a secondary market for the notes by offering to buy the notes from investors that wish to sell. However, the underwriters will not be obligated to make offers to buy the notes or otherwise make a market for any class of notes, and may stop making offers at any time. Further, the underwriters and other broker-dealers may be unable, unwilling or restricted from making a market in the notes due to regulatory requirements or otherwise. There is no assurance that a market for the notes will develop, or if one does develop, that it will continue or that it will provide sufficient liquidity. In addition, the prices offered, if any, may not reflect prices that other potential purchasers would be willing to pay, were they to be given the opportunity. In addition, because the notes will be in book-entry form, this may reduce their liquidity in the secondary market since certain potential investors may be unwilling to purchase notes for which they cannot obtain physical notes.

Further, events in the domestic and global financial markets (including rising inflation and potential instability and volatility as a result of global political and economic events) could affect the performance or market value of your notes and your ability to sell your notes in the secondary market. Recent and, in some cases, continuing events in the global financial markets, including the failure, acquisition or government seizure of several major financial institutions, the establishment of government bailout programs for financial institutions, problems related to subprime mortgages and other financial assets, the de-valuation of various assets in secondary markets, the forced sale of asset-backed and other securities as a result of the de-leveraging of structured investment vehicles, hedge funds, financial institutions and other entities and the lowering of rates on certain asset-backed securities, have caused, and may again cause, a significant reduction in liquidity in the secondary market for asset-backed securities. In particular, asset-backed securities backed by sub-prime receivables and asset-backed securities in the form of subordinate notes have experienced, and may in the future experience, periods of reduced liquidity which may occur rapidly and persist for extended periods of time. Such illiquidity can have a severely adverse effect on the prices of securities that are especially sensitive to prepayment, credit or interest rate risk, such as the notes. As a result, you may not be able to sell your notes when you want to do so or you may not be able to obtain the price that you wish to receive.

There have been periods in the past where there have been very few buyers of asset-backed securities, and these market conditions may occur again in the future. As a result, you may not be able to sell your notes when you want to do so or you may not be able to obtain the price that you wish to receive.

The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes.

Ratings are not recommendations to buy, sell or hold the notes. Rather, ratings are an assessment by the applicable rating agency of the likelihood that any interest on the notes will be paid on a timely basis and that a note will be paid in full by its final scheduled payment date. Ratings do not consider to what extent the notes will be subject to prepayment or that the principal of any note will be paid prior to its final scheduled payment date, nor do the ratings consider the prices of the notes or their suitability to a particular investor. A rating agency may revise or withdraw the ratings at any time in its sole discretion, including as a result of a failure by the sponsor to comply with its obligation to post information provided to the Hired Agencies on a website that is accessible by a rating agency that is not a Hired Agency. The ratings of any notes may be lowered by a rating agency (including the Hired Agencies) following the initial issuance of the notes as a result of, among other things, losses on the related receivables in excess of the levels contemplated by a rating agency at the time of its initial rating analysis. Neither the depositor nor the sponsor nor any of their respective affiliates will have any obligation to replace or supplement any credit support, or to take any other action to maintain any ratings of the notes.

Accordingly, there is no assurance that the ratings assigned to any note on the closing date will not be lowered or withdrawn by any rating agency at any time thereafter. If any rating with respect to the notes is revised or withdrawn, the liquidity or the market value of your notes may be adversely affected.

It is possible that other rating agencies not hired by the sponsor may provide an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Agencies. As of the date of this prospectus, the depositor was not aware of the existence of any unsolicited rating provided (or to be provided at a future time) by any rating agency not hired to rate the transaction. However, there can be no assurance that an unsolicited rating will not be issued prior to or after the closing date, and none of the sponsor, the depositor nor any underwriter is obligated to inform investors (or potential investors) in the notes if an unsolicited rating is issued after the date of this prospectus. Consequently, if you intend to purchase any notes, you should monitor whether an unsolicited rating of the notes has been issued by a non-hired rating agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on a class of notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Agencies, the liquidity or the market value of your notes may be adversely affected.

The unknown aggregate initial principal amount of the notes [and unknown allocation of the Class A-2-A and Class A-2-B notes] could adversely affect the market value and liquidity of your notes and/or limit your ability to resell your notes.

[Whether the issuing entity will issue notes with an aggregate initial principal amount of $[•] or $[•] is not expected to be known until the day of pricing. Stellantis Financial Services will make the determination regarding the aggregate initial principal amount of the notes based on, among other considerations, market conditions at the time of pricing. The size of a class of notes may affect liquidity of that class, with smaller classes being less liquid than a larger class may be. In addition, if your class of notes is larger than you expected, then you will hold a smaller percentage of that class of notes and the voting power of your notes will be diluted.]

[The allocation of the principal amount between the Class A-2-A notes and the Class A-2-B notes will be determined no later than the day of pricing. Consequently, the allocation of the principal amount between the Class A-2-A notes and the Class A-2-B notes may result in any number of possible allocation scenarios, including a scenario in which the entire aggregate principal amount of the Class A-2 notes is allocated to the fixed rate Class A-2-A notes and none of the principal amount is allocated to the floating rate Class A-2-B notes, although the principal amount of the Class A-2-B notes may not exceed [•]% of the aggregate principal amount of the Class A-2 notes.]

[As the allocated principal amount of the floating rate Class A-2-B notes is increased (relative to the corresponding principal amount of the fixed rate Class A-2-A notes), there will be a greater amount of floating rate securities issued by the issuing entity, and therefore the issuing entity will have a greater exposure to increases in the floating rate payable on the floating rate notes. For more information on the risks associated with the issuance of floating rate notes, please see “—Risks relating to the issuance of a floating rate class of notes and the uncertainty regarding the SOFR rate could adversely affect the ability of the issuing entity to make payments and the return on your notes—The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps or interest rate caps and you may suffer losses on your notes if interest rates rise” below.]

[In addition, the division of the aggregate principal amount of the Class A-2 notes between the Class A-2-A notes and the Class A-2-B notes may result in the Class A-2-B notes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

[This prospectus provides information regarding the receivables in the receivables pool as of the statistical cut-off date, which may differ from the characteristics of the receivables in the receivables pool as of the cut-off date.

This prospectus describes the characteristics of the receivables in the receivables pool as of the statistical cut-off date. [The receivables transferred to the issuing entity on the closing date will be the same receivables included in the pool described in this prospectus as of the statistical cut-off date except for those receivables (i) that no longer satisfy the eligibility criteria specified in the transaction documents or do not otherwise satisfy the selection criterion used by Stellantis Financial Services to determine eligibility of a receivable for inclusion in the pool, (ii) for which payment in full has been received or (iii) for which Stellantis Financial Services is unable to verify all of the required asset-level information for filing by the issuing entity on Form ABS-EE, in each case as of the cut-off date.][The receivables transferred to the issuing entity on the closing date may vary somewhat from the receivables in the statistical pool described in this prospectus because the actual pool will be selected from (i) receivables in the statistical pool, (ii) receivables originated after the statistical cut-off date and/or (iii) receivables originated prior to the statistical cut-off date but that were not included in the statistical pool, which, in each case, satisfy the eligibility criteria as of the cut-off date.] The receivables transferred to the issuing entity on the closing date may have characteristics that differ somewhat from the characteristics of the receivables in the pool as of the statistical cut-off date described in this prospectus. The characteristics (as of the cut-off date) of the receivables transferred to the issuing entity on the closing date will not differ materially from the characteristics (as of the statistical cut-off date) of the receivables in the pool described in this prospectus, and each receivable must satisfy the eligibility criteria specified in the transaction documents. Further, the issuing entity has provided asset-level information as of the cut-off date with respect to the receivables that will be transferred to the issuing entity on the closing date on Form ABS-EE. See “The Receivables Pool—Asset Level Information” in this prospectus. If you purchase a note, you should review such asset-level information provided on Form ABS-EE and you should not assume that the characteristics of the receivables transferred to the issuing entity on the closing date will be identical to the characteristics of the receivables in the pool as of the statistical cut-off date described in this prospectus.]

Potential rating agency conflict of interest and regulatory scrutiny.

The Hired Agencies have been hired by the sponsor to provide their ratings on the notes. We note that a rating agency may have a conflict of interest where, as is the case with the ratings of the notes by the Hired Agencies, the sponsor or the issuer of a security pays the fee charged by the rating agency for its rating services. Furthermore, rating agencies, including the Hired Agencies, have been and may continue to be under scrutiny by federal and state legislative and regulatory bodies for their roles in the financial crisis and such scrutiny and any actions such legislative and regulatory bodies may take as a result thereof may also have an adverse effect on the market value of the notes and your ability to resell your notes.

Because the notes are in book-entry form, your rights can only be exercised indirectly.

Because the notes will initially be issued in book-entry form, you will be required to hold your interest in your notes through The Depository Trust Company or Clearstream Banking, société anonyme (“Clearstream”). Transfers of interests in the notes within The Depository Trust Company or Clearstream must be made in accordance with the usual rules and operating procedures of those systems. So long as the notes are in book-entry form, you will not be entitled to receive a definitive note representing your interest. The notes will remain in book-entry form except in the limited circumstances described under the caption “The Notes—Definitive Notes” in this prospectus. Unless and until the notes cease to be held in book-entry form, the transaction parties will not recognize you as a holder of the notes.

As a result, you will only be able to exercise the rights as a noteholder indirectly through DTC (if in the U.S.) and its participating organizations or Clearstream and its participating organizations. Holding the notes in book-entry form could also limit your ability to pledge or transfer your notes to persons or entities that do not participate in The Depository Trust Company or Clearstream. In addition, having the notes in book-entry form may reduce their liquidity in the secondary market since certain potential investors may be unwilling to purchase securities for which they cannot obtain physical notes.

Interest on and principal of the notes will be paid by the issuing entity to The Depository Trust Company as the record holder of those notes while they are held in book-entry form. The Depository Trust Company will credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants. This process may delay your receipt of principal and interest payments from the issuing entity.

The notes may not be a suitable investment for you.

The notes are not a suitable investment for you if you require a regular or predictable schedule of payments or payment on any specific date. The notes are complex investments that should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, default and market risks, the tax consequences of an investment in the notes and the interaction of these factors.

RISKS RELATING TO TAX TREATMENT

There is a risk of a taxable deemed exchange of the notes if the transaction documents are amended.

The transaction documents, under certain circumstances, allow for supplemental indentures and amendments. It is possible that such supplemental indentures or amendments, if they were treated as “significant modifications,” could result in a taxable deemed exchange of the notes for U.S. federal income tax purposes. This could result in gain or loss recognition for noteholders, and could potentially result in original issue discount with respect to the notes following such modification.

One or more classes of notes may be issued with original issue discount for federal tax purposes.

One or more classes of notes may be issued with original issue discount (“OID”) for U.S. federal income tax purposes. A U.S. noteholder generally will be required to accrue OID on a current basis as ordinary income and pay tax accordingly, even before such U.S. noteholder receives cash attributable to that income and regardless of such U.S. noteholder’s method of tax accounting. In addition, if the issuing entity was to become subject to a bankruptcy, holders of any note issued with OID may receive a lesser amount for their claim than they would have been entitled to receive under the indenture. Any such claim by the holder of such note may be limited to an amount equal to the sum of (i) the original issue price for such note and (ii) that portion of the OID that does not constitute “unmatured interest” for purposes of the Bankruptcy Code. As such, any OID that was not amortized as of the date of such bankruptcy filing may constitute unmatured interest that is not available for payment to the holder of such note. Additionally, it is unclear whether the rules of Section 1272(a)(6) of the Internal Revenue Code of 1986, as amended (the “Code”) would apply to notes that were issued with OID, and it is possible that the issuing entity may use these rules in constructing an OID schedule. See “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Considerations for U.S. Holders of the Notes—Treatment of Interest and Original Discount.”

Foreign Persons investing in notes could be treated as engaged in a U.S. trade or business for United States federal income tax purposes on account of their own activities.

As discussed under “Material U.S. Federal Income Tax Consequences” in this prospectus, the U.S. federal income tax treatment of the notes to a beneficial owner that is a Foreign Person turns on a number of facts, including whether interest on the notes paid to or accrued by the Foreign Person is effectively connected with the conduct of a trade or business within the United States by the Foreign Person. The determination of whether a Foreign Person is engaged in a trade or business within the United States with respect to its acquisition of debt is based on a highly factual analysis that takes into account all facts and circumstances relating to such Foreign Person, which are necessarily unique to that Foreign Person. No direct guidance expressly addresses which activities constitute being engaged in a trade or business within the United States or whether (or under which circumstances) the acquisition of newly issued debt, such as a note offered hereby, could give rise to a trade or business or could contribute to such a conclusion when coupled with other facts and circumstances. In addition, certain activities undertaken or performed by or for a Foreign Person through agents and other third parties could be attributed to the Foreign Person in determining whether the Foreign Person is engaged in a trade or business within the United States. Furthermore, the precise contours of the so-called “securities trading safe harbor” under Section 864(b)(2) of the Code is similarly unclear. Nothing herein provides any advice or assurance concerning the tax treatment with respect to any person in this regard or otherwise or considers in any way the facts unique to any particular person that acquires a note. Therefore, you are urged to consult your own tax advisors to determine your treatment under these rules in respect of the acquisition of a note and taking into account your own particular facts relating to such acquisition.

If the certificate is sold in the future, violation of prohibitions on transfer restrictions could result in withholding obligations on the issuing entity.

The certificate will be subject to acquisition and transfer restrictions that prohibit its transfer to anyone other than a U.S. person in order to minimize risks of any withholding tax obligations being imposed on the issuing entity. However, the certificate may nonetheless be transferred to non-U.S. persons in violation of these restrictions. If the depositor or any affiliates thereof sell the certificate in the future, and a certificate is owned by a non-U.S. person, although no withholding is expected, it is possible the IRS could successfully assert that the issuing entity would be required to withhold tax (including interest and penalties for any past noncompliance) in respect of income allocable for U.S. federal income tax purposes to such person (the issuing entity could be required to withhold on distributions to a transferee of an interest in its equity if the transferee fails to withhold on the amount realized by the transferor on the disposition of the interest). Such taxation could reduce the cash available to make other payments, including payments on the notes.

[RISKS RELATING TO THE ISSUANCE OF A FLOATING RATE CLASS OF NOTES AND THE UNCERTAINTY REGARDING THE SOFR RATE COULD ADVERSELY AFFECT THE ABILITY OF THE ISSUING ENTITY TO MAKE PAYMENTS AND THE RETURN ON YOUR NOTES]

[SOFR is a relatively new reference rate and its composition and characteristics are not the same as LIBOR.

The secured overnight financing rate published for any day by the Federal Reserve Bank of New York (“FRBNY”) (or a successor administrator), as the administrator of the benchmark, on the FRBNY’s website (or such successor administrator’s website) (such rate, “SOFR”) is a relatively new interest rate index and may not become widely established in the market or could eventually be eliminated. Further, the way that SOFR, including any market accepted adjustments to SOFR, are determined may change over time.

SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities, and has been published by the FRBNY since April 2018. SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through The Fixed Income Clearing Corporation’s delivery-versus-payment service. The FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC. The FRBNY states on its publication page for SOFR that the use of SOFR is subject to important limitations and disclaimers, including that the FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

SOFR is published by the FRBNY based on data received from sources outside of the sponsor and the issuing entity’s control or direction and neither the sponsor nor the issuing entity has control over its determination, calculation or publication. The activities of the FRBNY may directly affect prevailing SOFR rates in ways the issuing entity is unable to predict. There can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of the holders in the Class A-2-B notes. Potential investors should not rely on any historical changes or trends in SOFR as an indicator of future changes or trends in SOFR. If the manner in which SOFR is calculated is changed or if SOFR is discontinued, that change or discontinuance may result in a reduction of the amount of interest payable on and the trading prices of the Class A-2-B notes.

The FRBNY began to publish SOFR in April 2018. The FRBNY has also been publishing historical indicative secured overnight financing rates going back to 2014. Potential investors should not rely on any historical changes or trends in SOFR as an indicator of future changes or trends in SOFR. As an overnight lending rate, SOFR may be subject to higher levels of volatility relative to other interest rate benchmarks. Also, since SOFR is a relatively new market index, the Class A-2-B notes may not have an established trading market when issued, and an established trading market may not develop or may not provide significant liquidity. Market terms for the Class A-2-B notes, such as the spread over the SOFR Rate, may evolve over time, and trading prices of the Class A-2-B notes may be lower than those of later-issued notes with interest rates based on SOFR as a result. Similarly, if SOFR does not become widely adopted for securities like the Class A-2-B notes, the trading prices of the Class A-2-B notes may be lower than those of securities like the Class A-2-B notes linked to indices that are more widely used. Investors in the Class A-2-B notes may not be able to sell the Class A-2-B notes at all or may not be able to sell the Class A-2-B notes at prices that will provide them with yields comparable to those of similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk.

Due to the emerging and developing adoption of SOFR as an interest rate index, investors who desire to obtain financing for their Class A-2-B notes may have difficulty obtaining any credit or credit with satisfactory interest rates, which may result in lower leveraged yields and lower secondary market prices upon the sale of the Class A-2-B notes.

The use of SOFR may present additional risks that could adversely affect the value of and return on the Class A-2-B notes. In contrast to other indices, SOFR may be subject to direct influence by activities of the FRBNY, which activities may directly affect prevailing SOFR rates in ways the issuing entity is unable to predict.

The composition and characteristics of SOFR are not the same as those of the London interbank offered rate (“LIBOR”) and other floating interest benchmark rates. SOFR is different from LIBOR as: first, SOFR is a secured rate, while LIBOR was an unsecured rate, and second, SOFR is an overnight rate, while LIBOR was a synthetic rate determined by using a methodology intended to approximate the rate that would have been calculated by reference to interbank submissions of different maturities (e.g., three months). Additionally, since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates. Although changes in [compounded SOFR][term SOFR][SOFR in arrears][Insert Other Benchmark Rate], which is used to determine the [SOFR Rate][Insert Other Benchmark Rate], generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the Class A-2-B notes may fluctuate more than floating rate debt securities that are linked to less volatile rates. As a result, there can be no expectation that SOFR will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.] [Insert discussion of how [Insert Other Benchmark Rate] is different than previously utilized rates, if applicable.]

[Any failure of [SOFR][Insert Other Benchmark Rate] to gain market acceptance could adversely affect the Class A-2-B notes.

According to the Alternative Reference Rates Committee, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to LIBOR in part because it is considered a representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, it is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain wide market acceptance could adversely affect the return on and value of the Class A-2-B notes and the price at which investors can sell the Class A-2-B notes in the secondary market.

Since SOFR is a relatively new market index, the Class A-2-B notes may not have an established trading market when issued, and an established trading market may not develop or may not provide significant liquidity. Market terms for the Class A-2-B notes, such as the spread over the rate reflected in interest rate provisions, may evolve over time, and trading prices of the Class A-2-B notes may be lower than those of later-issued notes with interest rates based on SOFR as a result. Relatively limited market precedent exists for securities that use SOFR as the interest rate and the method for calculating an interest rate based upon SOFR in those precedents varies. Similarly, if SOFR does not become widely adopted for securities like the Class A-2-B notes or the specific formula for the compounded SOFR rate used in the Class A-2-B notes may not be widely adopted by other market participants, the trading prices of the Class A-2-B notes may be lower than those of securities like the Class A-2-B notes linked to indices that are more widely used. Investors in the Class A-2-B notes may not be able to sell the Class A-2-B notes at all or may not be able to sell the Class A-2-B notes at prices that will provide them with yields comparable to those of similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk.]

[A decrease in SOFR, including a negative [SOFR Rate][Insert Other Benchmark Rate] would reduce the rate of interest on the Class A-2-B notes.

The interest rate to be borne by the Class A-2-B notes is based on a spread over the [SOFR Rate][Insert Other Benchmark Rate], which is based on [compounded SOFR][term SOFR][SOFR in arrears] or, if the administrator determines prior to the relevant Reference Time that a benchmark transition event and its related benchmark replacement event have occurred, upon the applicable benchmark replacement.

Changes in SOFR or such benchmark replacement will affect the rate at which the Class A-2-B notes accrue interest and the amount of interest payments on the Class A-2-B notes. Any decrease in the [SOFR Rate][Insert Other Benchmark Rate] or such benchmark replacement will lead to a decrease in the Class A-2-B notes interest rate. To the extent that the [SOFR Rate][Insert Other Benchmark Rate] decreases below 0.00% for any interest period, the rate at which the Class A-2-B notes accrue interest for such interest period will be reduced by the amount by which the [SOFR Rate][Insert Other Benchmark Rate] is negative; provided that the interest rate on the Class A-2-B notes for any interest period will not be less than 0.00%. A negative [SOFR Rate][Insert Other Benchmark Rate] could result in the interest rate applied to the Class A-2-B notes decreasing to 0.00% for the related interest period.]

[The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps or interest rate caps and you may suffer losses on your notes if interest rates rise.

The receivables transferred to the issuing entity on the closing date will bear interest at a fixed rate, while the floating rate notes, if any, will bear interest at a floating rate, initially, based on the [SOFR Rate][Insert Other Benchmark Rate] plus an applicable spread. Even though the issuing entity may issue floating rate notes, it will not enter into any interest rate swaps or interest rate caps in connection with the issuance of the notes.

If the interest rate payable on the Class A-2-B notes increases due to an increase in the [SOFR Rate][Insert Other Benchmark Rate] to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make such payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes and certificate, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the floating rate notes out of its generally available funds—not solely from funds that are dedicated to the floating rate notes. Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all notes, not just the holders of the floating rate notes, and a decrease in interest rates would increase the amounts available to the holders of all notes.]

[Risks related to [Compounded] SOFR may adversely affect the liquidity, market value and yield of the Class A-2-B notes.

The FRBNY began to publish, in March 2020, compounded averages of SOFR, which are used to determine compounded SOFR. It is possible that there will be limited interest in securities products based on compounded SOFR, or in the implementations of compounded SOFR with respect to the Class A-2-B notes. As a result, you should consider whether any future reliance on compounded SOFR may adversely affect the market values and yields of the Class A-2-B notes due to potentially limited liquidity and resulting constraints on available hedging and financing alternatives.

The interest rate on the Class A-2-B notes will be based on the [SOFR Rate][Insert Other Benchmark Rate]. The SOFR Rate will be based on [compounded SOFR][term SOFR][SOFR in arrears]. The administrator may, from time to time, in its sole discretion, make conforming changes (i.e., technical, administrative or operational changes) without the consent of noteholders or any other party, which could change the methodology used to determine the [SOFR Rate][Insert Other Benchmark Rate]. The issuing entity can provide no assurance that the methodology to calculate compounded SOFR will not be adjusted as described in the prior sentence and, if so adjusted, that the resulting interest rate will yield the same or similar economic results over the term of the Class A-2-B notes relative to the results that would have occurred had the interest rates been based on compounded SOFR without such adjustment or that the market value will not decrease due to any such adjustment in methodology. The administrator will have significant discretion in making SOFR adjustment conforming changes. Holders of Class A-2-B notes will not have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations.

You should carefully consider the foregoing uncertainties prior to investing in the notes. In general, events related to SOFR and alternative reference rates may adversely affect the liquidity, market value and yield of your Class A-2-B notes.]

[Changes to or elimination of SOFR or the determinations made by the administrator may adversely affect the Class A-2-B notes.

The FRBNY publishes SOFR based on data received by it from sources other than the calculation agent or the sponsor, and neither the calculation agent nor the sponsor has control over its calculation methods, publication schedule, rate revision practices or availability of SOFR at any time. There can be no guarantee, particularly given its relatively recent introduction, that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Class A-2-B notes. If the manner in which SOFR is calculated, is changed, that change may result in a reduction in the amount of interest payable on the Class A-2-B notes and the trading prices of the Class A-2-B notes.

In certain circumstances, as described under “The Notes—Calculation of Floating Rate Interest—Effect of Benchmark Transition Event,” if the administrator has determined prior to the relevant Reference Time that a benchmark transition event and its related benchmark replacement date have occurred, the interest rate of the Class A-2-B notes may cease to be based upon SOFR and instead be based upon the benchmark replacement.

If the administrator determines that a benchmark transition event and its related benchmark replacement date have occurred in respect of SOFR, then the interest rate of the Class A-2-B notes will no longer be determined by reference to SOFR, but instead will be determined by reference to the benchmark replacement. The alternative rate of interest on the Class A-2-B notes will be determined in the following order: (a) based on the alternative rate of interest that has been selected or recommended by the relevant governmental body, (b) based on an ISDA Fallback Rate and (c) based on an alternative rate selected by the administrator, in each case, together with any benchmark replacement adjustment. In addition, the terms of the Class A-2-B notes expressly authorize the administrator to make benchmark replacement conforming changes. If a particular benchmark replacement or related benchmark replacement adjustment cannot, in the sole discretion of the administrator, be determined (including because such benchmark replacement or related benchmark replacement adjustment is deemed not to be administratively feasible), then the next-available benchmark replacement or related benchmark replacement adjustment will apply.

The determination of a benchmark replacement, the calculation of the interest rate on the Class A-2-B notes by reference to a benchmark replacement (including the application of any benchmark replacement adjustment), any implementation of benchmark replacement conforming changes and any other determinations, decisions or elections that may be made under the terms of the Class A-2-B notes in connection with a benchmark transition event, could adversely affect the value of the Class A-2-B notes, the return on the Class A-2-B notes and the price at which Class A-2-B noteholders can sell such Class A-2-B notes.

Additionally, the issuing entity cannot anticipate how long it will take the calculation agent to develop the systems and processes necessary to adopt a specific benchmark replacement, which may delay and contribute to uncertainty and volatility surrounding any benchmark transition.

The administrator will have significant discretion with respect to certain elements of the related benchmark replacement process, including determining whether a benchmark transition event and its related benchmark replacement date have occurred, determining which related benchmark replacement is available, determining the earliest practicable index determination date for using the related benchmark replacement, determining related benchmark replacement adjustments (if not otherwise determined by the applicable governing bodies or authorities) and making related benchmark replacement conforming changes (including potential changes affecting the business day convention and index determination date). Holders of Class A-2-B notes will not have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations. If the administrator, in its sole discretion, determines that an alternative index is not administratively feasible, including as a result of technical, administrative or operational issues, then such alternative index will be deemed to be unable to be determined as of such date. The administrator may determine an alternative to not be administratively feasible even if such rate has been adopted by other market participants in similar products and any such determination may adversely affect the return on the Class A-2-B notes, the trading market and the value of the Class A-2-B notes.

If an alternative method or index is designated in place of SOFR for the Class A-2-B notes, the U.S. federal income tax consequences of such a benchmark replacement are uncertain. If such a replacement constituted a “significant modification” of the Class A-2-B notes under Treasury Regulation section 1.1001-3, the replacement may result in a deemed taxable exchange of the Class A-2-B notes and the realization of gain or loss, as well as other corollary tax consequences.

The issuing entity cannot predict if SOFR will be eliminated, or, if changes are made to SOFR, the effect of those changes. In addition, the issuing entity cannot predict what alternative index would be chosen, should this occur. If SOFR in its current form does not survive or if an alternative index is chosen, the market value and/or liquidity of the Class A-2-B notes could be adversely affected.]

USE OF PROCEEDS

The depositor will use the net proceeds from the offering of the notes to:

•	purchase the receivables from Stellantis Financial Services, Inc. (which we sometimes refer to as “Stellantis Financial Services”); and

•	make the initial deposit into the reserve account [and the risk retention reserve account] [and the yield supplement account].

The depositor or its affiliates will also use a portion of the net proceeds of the offering of the notes to pay their respective debts, including warehouse debt secured by the receivables prior to their transfer to the issuing entity, and for general purposes. Any such debt may be owed to the owner trustee, the indenture trustee, [the issuer Delaware trustee] or to one or more of the underwriters or their affiliates or entities for which their respective affiliates act as administrator and/or provide liquidity lines. [A portion of the proceeds that are used to pay warehouse debt [may][will] be paid to the underwriters, [the owner trustee,] [the issuer Delaware trustee,] [the indenture trustee] and/or their respective affiliates.] Payment of any expenses incurred in connection with the selection and acquisition of the receivables will be made by the depositor or its affiliates directly, rather than out of offering proceeds.

Any remaining amounts will be added to the depositor’s general funds and may be distributed to Stellantis Financial Services, as the sole equity member of the depositor.

THE ISSUING ENTITY

The “issuing entity”, SFS Auto Receivables Securitization Trust 20[•]-[•] is a statutory trust formed on [•], 20[•] under the laws of the State of Delaware by the depositor for the purpose of owning the receivables and issuing the notes. The trust agreement will be amended and restated on the closing date. The issuing entity will be operated pursuant to the trust agreement. Stellantis Financial Services will be the “administrator” of the issuing entity. The depositor will be the initial holder of the issuing entity’s certificate.

The issuing entity will engage in only the following activities:

•	issuing the notes and the certificate;

•	making payments on the notes and distributions on the certificate;

•	selling, transferring and exchanging the notes and the certificate to the depositor;

•	acquiring, holding and managing the receivables and other assets of the issuing entity;

•	making deposits to and withdrawals from the trust accounts;

•	paying the organizational, start-up and transactional expenses of the issuing entity;

•	pledging the receivables and other assets of the issuing entity pursuant to the indenture;

•	entering into and performing its obligations under the transaction documents to which it is a party; and

•

taking any action necessary, suitable or convenient to fulfill the role of the issuing entity in connection with the foregoing activities or engaging in other activities as may be required in connection with conservation of the assets of the issuing entity and the making of payments on the notes and distributions on the certificate.

The depositor or its affiliate may retain all or a portion of a class or classes of notes for its own account. Some or all of such retained notes may be resold by the depositor or its affiliate at any time on or after the closing date in one or more negotiated transactions at varying prices to be determined at the time of sale. Notes owned by the issuing entity, the depositor and their respective affiliates will be entitled to all benefits afforded to the notes except that they generally will not be deemed outstanding for the purpose of making requests, demands, authorizations, directions, notices, consents or other actions under the transaction documents.

Capitalization and Liabilities of the Issuing Entity

The following table illustrates the expected capitalization and/or liabilities of the issuing entity as of the closing date(1):

Class A-1 notes		$[•]
Class A-2[-A] notes(2) [Class A-2-B notes](2)	}	$[•]
Class A-3 notes		$[•]
Class A-4 notes		$[•]
Class B notes		$[•]
Class C notes		$[•]
Overcollateralization(3)		$[•]
Yield Supplement Overcollateralization Amount(4)		$[•]

Total		$[•]

(1)	All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.
(2)

[The allocation of the principal amount between the Class A-2[-A] notes and the Class A-2-B notes will be determined no later than the day of pricing, although the principal amount of the Class A-2-B notes may not exceed [•]% of the aggregate principal amount of the Class A-2 notes.]

(3)	In addition to the yield supplement overcollateralization amount.

The following table illustrates the expected assets of the issuing entity as of the closing date:

Receivables	$[•]
Initial Reserve Account Balance(1)	$[•]
[Initial Risk Retention Reserve Account Balance]	$[•]
[Initial Yield Supplement Account Balance]	$[•]

Total	$[•]

(1)	To be an amount not less than [•]% of the Adjusted Pool Balance as of the closing date.

The issuing entity will also issue a certificate, which is not offered by this prospectus, and initially will be held by the depositor. On each payment date, the holder of the certificate will be entitled to any funds remaining on that payment date after all deposits and distributions of higher priority, as described in “Description of the Transaction Documents—Priority of Payments.”

The issuing entity’s fiscal year ends on [December 31st].

The issuing entity’s trust agreement, including its permissible activities, may be amended in accordance with the procedures described in “Description of the Transaction Documents—Amendment Provisions” in this prospectus.

The issuing entity’s principal offices are in [    ], in care of [    ], as owner trustee, at the address listed in “The Trustees—The Owner Trustee” below.

For a description of the roles and responsibilities of the indenture trustee, see “Description of the Transaction Documents—The Owner Trustee[, the Issuer Delaware Trustee] and the Indenture Trustee” in this prospectus and “The Trustees—The Indenture Trustee” in this prospectus.

The Issuing Entity Property

The notes will be collateralized by the issuing entity property. The primary asset of the issuing entity will be a pool of receivables which are amounts owed by individuals under motor vehicle retail installment sale contracts with respect to new or used automobiles, minivans and sport utility vehicles originated by Stellantis Financial Services.

The property of the issuing entity (the “issuing entity property”) will consist of all the right, title and interest of the issuing entity in and to:

•	the receivables acquired by the issuing entity from the depositor on the closing date and payments made on the receivables after the cut-off date;

•	all receivable files relating to the original motor vehicle retail installment sale contracts and/or loans evidencing the receivables;

•	the security interests in the financed vehicles;

•

any proceeds from (1) claims on any theft and physical damage insurance policy maintained by an obligor under a receivable providing coverage against loss or damage to or theft of the related financed vehicle or (2) claims on any credit life or credit disability insurance maintained by an obligor in connection with any receivable;

•	any other property securing the receivables;

•	all proceeds from rights of Stellantis Financial Services under agreements with the dealers relating to receivables;

•

the rights to amounts on deposit in the reserve account, [the risk retention reserve account,] [the yield supplement account,] the collection account and the principal distribution account and any other accounts established pursuant to the indenture or sale and servicing agreement, and all cash, investment property and other property from time to time credited thereto and all proceeds thereof (including investment earnings, net of losses and investment expenses, on amounts on deposit);

•	the rights of the issuing entity under the sale and servicing agreement and the administration agreement and of the depositor, as purchaser, under the purchase agreement; and

•	the proceeds of any and all of the above.

The issuing entity will pledge the issuing entity property to the indenture trustee under the indenture.

Material Covenants

Pursuant to the indenture, the issuing entity will covenant that it will not, among other things:

•

except as expressly permitted by the indenture, the sale and servicing agreement, the trust agreement, the administration agreement or the other transaction documents, sell, transfer, exchange or otherwise dispose of any of its assets;

•

claim any credit on or make any deduction from the principal and interest payable in respect of the notes (other than amounts withheld under the Code, or applicable state law) or assert any claim against any present or former holder of the notes because of the payment of taxes levied or assessed upon any part of the issuing entity property (other than taxes levied or assessed in respect of amounts required to be deducted or withheld from the principal or interest payable in respect of the notes);

•	dissolve or liquidate in whole or in part;

•	merge or consolidate with, or transfer substantially all of its assets to, any other person;

•

permit the validity or effectiveness of the indenture to be impaired, or permit the lien of the indenture to be amended, hypothecated, subordinated, terminated or discharged, or permit any person to be released from any covenants or obligations with respect to the notes except as may be expressly permitted thereby;

•

permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance (except certain permitted encumbrances) to be created on or extend to or otherwise arise upon or burden the assets of the issuing entity or any part thereof, or any interest therein or the proceeds thereof; or

•	incur, assume or guarantee any indebtedness other than indebtedness incurred in accordance with the transaction documents.

THE TRUSTEES

The Owner Trustee

[[__________] will act as “owner trustee” under the trust agreement. [__________] is a [__________] existing under the laws of [__________] authorized to exercise trust powers. The owner trustee maintains its principal office at [__________]. [__________] has served and currently is serving as owner trustee for numerous securitization transactions and programs involving pools of motor vehicle receivables.]

The owner trustee’s liability in connection with the issuance and sale of the notes is limited solely to the express obligations of the owner trustee set forth in the trust agreement. The owner trustee is not affiliated with Stellantis Financial Services or any of its affiliates. The servicer, the seller, the depositor and their affiliates may maintain normal commercial banking or investment banking relations with the owner trustee and its affiliates in the ordinary course of business. The owner trustee will be paid a fee for its services as described under “Description of the Transaction Documents—Fees and Expenses” and will be indemnified against specified losses, liabilities or expenses incurred by the owner trustee in connection with the transaction documents, in each case by the issuing entity to the extent of Available Funds available therefor, as described under “Description of the Transaction Documents—Priority of Payments” and “Description of the Transaction Documents—Priority of Payments May Change Upon an Event of Default” in this prospectus. To the extent these fees and indemnification amounts are not paid by the issuing entity, they will be payable by the servicer.

[Insert additional disclosure, if applicable, pursuant to Item 1109 of Regulation AB.]

For a description of the roles and responsibilities of the owner trustee, see “Description of the Transaction Documents —The Owner Trustee[, the Issuer Delaware Trustee] and the Indenture Trustee” in this prospectus.

[The Issuer Delaware Trustee

[[__________] will act as “issuer Delaware trustee” under the trust agreement. [__________] is a [__________] existing under the laws of [__________] authorized to exercise trust powers. The owner trustee maintains its principal office at [__________]. [__________] has served and currently is serving as Delaware trustee for numerous Delaware statutory trusts.]

The issuer Delaware trustee has been appointed solely for the purpose of complying with the requirement of the Delaware Statutory Trust Statute that the issuing entity have one trustee, which, in the case of a natural person, is a resident of the State of Delaware, or which in all other cases, has its principal place of business in the State of Delaware. The duties and responsibilities of the issuer Delaware trustee will be limited to those duties set forth in the trust agreement, including the execution and delivery of all documents and certificates as described in the trust agreement and to form and maintain the existence of the trust under the Delaware Statutory Trust Statute. Except for the purpose of the foregoing sentence, the issuer Delaware trustee will have no management responsibilities or owe any fiduciary duties to the issuing entity, the depositor or any beneficial owner of the notes.

[Insert additional disclosure, if applicable, pursuant to Item 1109 of Regulation AB.]

For a description of the roles and responsibilities of the issuer Delaware trustee, see “Description of the Transaction Documents —The Owner Trustee[, the Issuer Delaware Trustee] and the Indenture Trustee” in this prospectus.]

The Indenture Trustee

[[__________], a [__________], is the “indenture trustee” under the indenture for the benefit of the noteholders.] You may contact the indenture trustee at its corporate trust office located at [__________], or by calling [__________].

[__________] has served and currently is serving as indenture trustee for numerous securitization transactions and programs involving pools of motor vehicle receivables.

[__________] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [__________] does not believe that the ultimate resolution of any of these proceedings is material to noteholders.

The indenture trustee’s duties are limited to those duties specifically set forth in the indenture. The depositor and its affiliates may maintain normal commercial and investment banking relations with the indenture trustee and its affiliates. The [servicer] [administrator] will be responsible for paying the indenture trustee’s fees and for indemnifying the indenture trustee against specified losses, liabilities or expenses incurred by the indenture trustee in connection with the transaction documents. To the extent these fees and indemnification amounts are not paid by the servicer, they will be payable out of Available Funds as described in “Description of the Transaction Documents—Priority of Payments” and “Description of the Transaction Documents—Priority of Payments May Change Upon an Event of Default” in this prospectus.

[Insert additional disclosure, if applicable, pursuant to Item 1109 of Regulation AB.]

[[__________] will also act as the calculation agent. The calculation agent will obtain the [SOFR Rate][Insert Other Benchmark Rate] and calculate the interest rate for the Class A-2-B notes as described under “The Notes–Calculation of Floating Rate Interest”. If the administrator has determined prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the administrator will determine an alternative Benchmark in accordance with the Benchmark Replacement provisions described under “The Notes—Calculation of Floating Rate Interest—Effect of Benchmark Transition Event”.]

For a description of the provisions governing resignation and removal of the indenture trustee, see “Description of the Transaction Documents—The Owner Trustee[, the Issuer Delaware Trustee] and the Indenture Trustee” in this prospectus. For a description of provisions governing the limitation of liability and indemnity provisions applicable to the indenture trustee, see “Description of the Transaction Documents—Indemnification of the Indenture Trustee and the Owner Trustee” in this prospectus.

For a description of the roles and responsibilities of the indenture trustee, see “The Trustees—The Indenture Trustee” and “Description of the Transaction Documents—The Owner Trustee[, the Issuer Delaware Trustee] and the Indenture Trustee” and “Description of the Transaction Documents” in this prospectus.

THE DEPOSITOR

The “depositor”, SFS Auto Funding, LLC, a wholly owned special purpose subsidiary of Stellantis Financial Services, was formed on January 11, 2023 as a Delaware limited liability company. The principal place of business of the depositor is at 5757 Woodway Drive, Suite 400, Houston, Texas 77057. [You may also reach the depositor by telephone at [•]]. The depositor was formed to purchase, accept capital contributions of or otherwise acquire beneficial interests in portfolios of motor vehicle leases and the related leased vehicles, motor vehicle retail installment sale contracts and motor vehicle loans; to own, sell, and assign the receivables and to issue and sell one or more securities.

THE SPONSOR

Stellantis Financial Services is a wholly-owned subsidiary of Stellantis Financial Services US Corp., the holding company formed following the acquisition of F1 Holdings by FCA North America Holdings, an indirect wholly-owned subsidiary of Stellantis N.V. in November 2021. Stellantis Financial Services, formerly known as First Investors Financial Services, Inc. (“First Investors Financial Services”), was incorporated in February 1989 and changed its name on December 20, 2021 following the merger. The principal activity of Stellantis Financial Services is acting as an indirect finance subsidiary of Stellantis N.V., including purchasing retail installment sale contracts and leases from Chrysler®, Dodge®, Jeep®, RAM®, Alfa Romeo® and FIAT® dealers in the United States. Stellantis Financial Services offers and services a wide range of automobile-related financial products, including retail auto loan and lease financing, wholesale floor plan and other commercial financing. In addition, Stellantis Financial Services markets automobile insurance to consumers through private label partnerships with third-party insurers, focusing on consumers who have applied for retail loans or leases.

The principal place of business of Stellantis Financial Services is at 5757 Woodway Drive, Suite 400, Houston, Texas 77057. [You may also reach Stellantis Financial Services by telephone at [•].] Stellantis Financial Services will also act as the servicer.

Stellantis Financial Services, formerly known as First Investors Financial Services, securitized its first portfolio of motor vehicle loans in 2000. In total, Stellantis Financial Services has sponsored more than 40 securitizations. Its experience in and overall procedures for originating or acquiring receivables is described in “The Originator—Underwriting Procedures” in this prospectus. [No asset-backed securities securitizations sponsored by Stellantis Financial Services have experienced early amortizations, servicer termination events or events of default. Neither Stellantis Financial Services nor any issuing entity can guarantee that there will not be any early amortizations, servicer termination events or events of default in the future.]

Stellantis Financial Services has participated in the structuring of the transaction described in this prospectus [and has originated the receivables to be assigned to the issuing entity]. Stellantis Financial Services is responsible for servicing the receivables included in the receivables pool as described below. Stellantis Financial Services is also the administrator of the issuing entity.

[Insert any disclosure about adverse legal or regulatory developments, if applicable, pursuant to Item 1104 of Regulation AB.]

Credit Risk Retention

Pursuant to Regulation RR, Stellantis Financial Services, as sponsor, is required to retain an economic interest in the credit risk of the receivables, either directly or through a majority-owned affiliate. Stellantis Financial Services intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of [a combination of] [an “eligible vertical interest”] [and] [an “eligible horizontal residual interest”] in an [aggregate] amount equal to at least 5% [of the aggregate fair value], as of the closing date, of all of the notes and the certificate issued by the issuing entity on the closing date. Pursuant to Regulation RR, the depositor [or any other holder] is required to retain the [“eligible vertical interest”] [or the] [“eligible horizontal residual interest”] and may not transfer (except to Stellantis Financial Services or another majority –owned affiliate of Stellantis Financial Services) such interest until the latest of two years after the closing date, the date the net pool balance is 33% or less of the net pool balance as of the closing date, or the date the aggregate principal amount of the notes is 33% or less of the aggregate initial principal amount of the notes. [Stellantis Financial Services, the depositor and their affiliates may not hedge or finance the [“eligible vertical interest”] [and the] [“eligible horizontal residual interest”] during this period except as permitted under applicable law. The depositor may transfer all or any portion of the [“eligible vertical interest”] [and the] [“eligible horizontal residual interest”] to Stellantis Financial Services or another majority-owned affiliate of Stellantis Financial Services on or after the closing date.]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(b)(3) of any hedges materially related to the credit risk of the securities.]

[Retained vertical interest: The vertical interest retained by the depositor is structured to be an “eligible vertical interest” and will take the form of [at least [ ]% of each class of notes and the certificate issued by the issuing entity, though the depositor may retain more than [ ]% of one or more classes of notes or of the certificate] [a single vertical security, which will have an initial principal amount of $[ ] (which equals [ ]% of the aggregate principal amount of the notes and the certificate) and which will be entitled to receive [ ]% of all payments on the notes and the certificate]. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificate are described in this prospectus under “The Issuing Entity—Capitalization and Liabilities of the Issuing Entity.”

By retaining the “eligible vertical interest,” the depositor will be a noteholder of [a single vertical security][[__]% of each class of notes and the certificate] and will be entitled to receive [__]% of all payments of interest and principal made on each class of notes and, if any class of notes incurs losses, will bear [__]% of those losses. [Each class of notes retained by the depositor as part of the “eligible vertical interest” will have the same terms as all other notes in that class.] Notes retained by the depositor will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other transaction document as described in “The Notes—Notes Owned by Transaction Parties”. For a description of the Notes, and thus of the “eligible vertical interest,” and the credit enhancement available for notes see “The Notes” and “Description of the Transaction Documents”.

In order to satisfy the requirement to retain an eligible vertical interest on the closing date, the depositor [or its affiliate] will retain [an amount equal to 5% of each class of notes and the certificate][a single vertical security entitling the depositor [or its affiliate] to at least 5% of the principal and interest payable on each class of notes and the certificate (not including such single vertical security).]

In accordance with Regulation RR, if the amount of the eligible vertical interest retained by the depositor at closing is materially different from the amount described above, within a reasonable time after the closing date we will disclose that material difference. [This disclosure will be made on [Form 10-D] filed under the CIK number of the depositor.] The fair value of the retained eligible vertical interest is expected to represent at least 5% of the sum of the fair value of the notes and the certificate on the closing date.]

[Retained horizontal interest: The residual interest retained by the depositor is structured to be an “eligible horizontal residual interest” and will take the form of the issuing entity’s certificate, Stellantis Financial Services expects the certificate to have an approximate fair value, as of the closing date, of [between $[ ] and] $[ ], which is [between [ ]% and] [ ]% of the fair value, as of the closing date, of all of the notes and the certificate issued by the issuing entity on the closing date.

The certificate represents a 100% beneficial interest in the issuing entity.

The [expected] fair values or ranges of fair values of the notes and the certificate are summarized below:

Class	Expected Fair Values or Range of Fair Values (in dollars)		Expected Range of Fair Values (as a percentage)
Class A-1 notes	$	[ ] [to $[ ]]	[ ]% [to [ ]%]
Class A-2[-A] notes	$	[ ] [to $[ ]]	[ ]% [to [ ]%]
[Class A-2-B notes]	$	[ ] [to $[ ]]	[ ]% [to [ ]%]]
Class A-3 notes	$	[ ] [to $[ ]]	[ ]% [to [ ]%]
Class A-4 notes	$	[ ] [to $[ ]]	[ ]% [to [ ]%]
[Class B notes]	$	[ ] [to $[ ]]	[ ]% [to [ ]%]
[Class C notes]	$	[ ] [to $[ ]]	[ ]% [to [ ]%]
Certificate	$	[ ] [to $[ ]]	[ ]% [to [ ]%]

Total	$	[ ] [to $[ ]]	100.00%

Stellantis Financial Services and the depositor will use a fair value measurement framework under generally accepted accounting principles to calculate the fair values of the notes and the certificate. [The fair value of the notes will be assumed to be equal to the initial principal amount of the notes, or par, as adjusted by any discount on the notes set forth on the cover page to this prospectus]. An internal valuation model using discounted cash flow analysis will be used to calculate fair value of the certificate.

The fair value measurement framework will consider various inputs including [(i) quoted prices for identical instruments, (ii) quoted prices for similar instruments, (iii) current economic conditions, including interest rates and yield curves, (iv) experience with similar receivables in Stellantis Financial Services’ managed retail portfolio and prior securitized pools, including prepayments, net losses and recoveries based on information for receivables similar to the receivables sold to the issuing entity on the closing date, and (v) management judgment about the assumptions market participants would use in pricing the instrument].

The fair value of each class of notes is [assumed to be] equal to the initial principal amount of that class of the notes, or par[, as adjusted by any discount on the notes set forth on the cover of this prospectus]. This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate assumptions below:

Class	Range of Estimated Interest Rates
Class A-1 notes	[ ]% [to [ ]%]
Class A-2[-A] notes	[ ]% [to [ ]%]
[Class A-2-B notes]	[[Benchmark +] [ ]% [to [Benchmark +][ ]%]]
Class A-3 notes	[ ]% [to [ ]%]
Class A-4 notes	[ ]% [to [ ]%]
Class B notes	[ ]% [to [ ]%]
Class C notes	[ ]% [to [ ]%]

[In each case, these interest rate ranges are estimated based on recent pricing of notes issued in similar securitization transactions and market-based expectations for interest rates and credit risk.]

To calculate the fair value of the certificate, Stellantis Financial Services used an internal valuation model. This model projects future interest and principal payments of the pool of receivables, the interest and principal payments on each class of notes, and any other fees and expenses payable by the issuing entity. The resulting cash flows to the certificate are discounted to their present value based on a discount rate that reflects the credit exposure to these cash flows. In completing these calculations, Stellantis Financial Services made the following assumptions:

•

interest accrues on the notes at the ranges of estimated interest rates described above [and in determining the interest payments on the Class A-2-B notes, the benchmark is assumed to reset consistent with the applicable forward rate curve as of [______], 20[__];

•	except as otherwise described in this section, principal and interest cash flows for the receivables are calculated using the assumptions as described in “Weighted Average Life of the Notes”;

•	receivables prepay at a [__]% ABS rate based on amortization resulting from voluntary prepayments;

•

the pool experiences a lifetime cumulative net loss rate of [__]%, as a percentage of the net pool balance as of the closing date, and these losses are incurred based on the following default timing curve:

Months 1 – 9:	[ ]%
Months 10 – 21:	[ ]%
Months 22 – 33:	[ ]%
Months 34 – 45:	[ ]%

•

recovery rate of [ ]% of the outstanding principal balance of defaulted receivables with a delay between default and charge-off of three months and delay between default and recoveries of three months;

•	certificate cash flows are discounted at [__]%; and

•	the servicer will [not] exercise its option to purchase the receivables [on the earliest payment date it is permitted to do so].

Stellantis Financial Services developed these inputs and assumptions by considering the following factors:

•	ABS rate – estimated considering the composition of the receivables, [the performance of Stellantis Financial Services’ prior securitized pools] and more recent originations;

•

Cumulative net loss rate – estimated using assumptions for both the magnitude of lifetime cumulative net losses and the shape of the cumulative net loss curve. The lifetime cumulative net loss assumption was developed considering the composition of the receivables, [the performance of Stellantis Financial Services’ prior securitized pools] and more recent originations, trends in used vehicle values, economic conditions, and the cumulative net loss assumptions of the Hired Agencies. Default and recovery rate estimates are included in the cumulative net loss assumption; and

•

Discount rate applicable to the residual cash flows – estimated to reflect the credit exposure to the residual cash flows. Due to the lack of an actively traded market in residual interests, the discount rate was derived from both quantitative factors, such as prevailing market rates of return for similar instruments, and qualitative factors that consider the subordinate nature of the first-loss exposure.

Stellantis Financial Services believes that the inputs and assumptions described above include the inputs and assumptions that could have a material impact on the fair value calculation or a prospective noteholder’s ability to evaluate the fair value calculation. The fair values of the notes and the certificate were calculated based on the assumptions described above. You should be sure you understand these assumptions when considering the fair value calculation.

The methodology described above was used to determine the expected range of fair values of the eligible horizontal residual interest retained on the closing date by the depositor. In accordance with Regulation RR, within a reasonable time after the closing date, Stellantis Financial Services will disclose the actual fair value of the eligible horizontal residual interest retained based on the final pricing information and bond structure, as well as the fair value of the eligible horizontal residual interest required to be retained under Regulation RR. In addition, to the extent the valuation methodology used with respect to the eligible horizontal residual interest actually retained, or any of the key inputs and assumptions used therein, differ materially from those set forth above, we will disclose those material differences. [These disclosures will be made on [Form 10-D] filed under the CIK number of the issuing entity.]

In addition, the depositor may retain some or all of one or more of the classes of notes.

As described under “Description of the Transaction Documents—Priority of Payments” and “ —Priority of Payments May Change Upon an Event of Default” below, payments to the certificateholders on any payment date are subordinated to all payments of principal and interest on the notes by the issuing entity. In accordance with the requirements for an “eligible horizontal residual interest” under Regulation RR, on any payment date on which the issuing entity has insufficient funds to make all of the distributions described under “Description of the Transaction Documents—Priority of Payments”, any resulting shortfall will, through operation of the priority of payments, reduce amounts payable to the certificateholders prior to any reduction in the amounts payable for interest on, or principal of, any class of notes. The material terms of the notes are described in this prospectus under “The Notes,” and the other material terms of the certificate are described in this prospectus under “The Issuing Entity—Capitalization and Liabilities of the Issuing Entity.”]

[Risk Retention Reserve Account: On or prior to the closing date, Stellantis Financial Services will cause to be established an account in the name of the indenture trustee for the benefit of the noteholders. The risk retention reserve account is structured to be an “eligible horizontal cash reserve account” and will be fully funded by a deposit of a portion of the proceeds of the sale of the offered notes on the closing date in the amount equal to $[____]. Funds on deposit in the risk retention reserve account may not be used to pay the servicing fee for as long as Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer, and may not be used to reimburse servicer advances. For all other purposes, the risk retention reserve account may be used to make any payments that are due as described under “Description of the Transaction Documents—Priority of Payments” in this prospectus but are otherwise unpaid, including each of the notes on the related final scheduled payment date to the extent collections on the receivables are insufficient to make such payments. After the closing date, information regarding the risk retention reserve account, including the balance and the amount of any withdrawals therefrom or deposits thereto, will be reported on a monthly basis in the servicer’s monthly statement to noteholders. See “Description of the Transaction Documents—Statements to Noteholders.”]

[Notwithstanding the foregoing, neither Stellantis Financial Services nor any of its affiliates nor any other party undertakes or intends to retain a net economic interest in the transaction for purposes of complying with the credit risk retention requirements or other securitization-related rules of the EU, the UK, Japan or any other non-U.S. jurisdiction, or to take any other action for purposes of complying or enabling investors in the notes to comply with any such requirements.]

THE ORIGINATOR

Stellantis Financial Services is the [sole originator][originator of a majority] of receivables in this transaction (the “originator” or the “seller”). The originator provides a broad credit spectrum of captive finance company products, including retail installment sale and lease financing, as well as floorplan and other financial products to approximately 2,500 automobile dealers in the U.S., selling Chrysler®, Dodge®, Jeep®, RAM®, Alfa Romeo®, FIAT® and Maserati® branded vehicles. Stellantis Financial Services also provides servicing for our retail and dealer loans and leases, and for a limited portfolio of third-party loans. In addition, Stellantis Financial Services markets automobile insurance to consumers through private label partnerships with third-party insurers, focusing on consumers who have applied for retail loans or leases.

[Insert the disclosure required by Item 1110 regarding (a) any originator or group of originators that originated, or is expected to originate, 10% or more of the pool assets and (b) any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets.] [Insert the disclosure required by Item 1110(b) regarding any originator or group of affiliated originators, that originated, or is expected to originate, 20% or more of the pool assets.]

Finance Operations

Under its captive retail program, the originator purchases retail installment sale contracts related to the sale of a new or used car from the approximately 2,500 Chrysler®, Dodge®, Jeep®, RAM®, Alfa Romeo® and FIAT® franchised dealers in the U.S.

The originator utilizes a system of field marketing representatives to recruit, enroll and train new dealers as well as to maintain relationships with existing dealers. The representatives are full-time employees who reside in the region for which they are responsible. The role of the representatives is generally limited to marketing the originator’s financing and leasing programs and maintaining relationships with the originating dealer base. The representatives do not enter into or modify dealer agreements on behalf of the originator, do not participate in credit evaluation or loan funding decisions and do not handle funds belonging to the originator or its dealers.

Credit applications generated by the captive retail program are forwarded to the originator’s four regional credit departments with decisions made based on the originator’s standard underwriting guidelines and credit scoring models. See “ —Underwriting Procedures” below. The originator acquires essentially all of the contracts from automobile dealers under the captive retail program on a non-recourse basis. Under the contracts with the originator, the dealer makes certain representations as to the validity of the contract and compliance with certain laws, and indemnifies the originator against any claims, defenses and set-offs that may be asserted against the originator because of the assignment of the contract.

Underwriting Procedures

The originator utilizes a regional credit underwriting and contract funding structure currently located in Texas, Georgia, Arizona and Michigan. Under its captive retail program, the originator has developed various financing programs under which it purchases retail installment sales contracts arising from the sale of automobiles and light-duty trucks. These installment sales contracts vary in pricing and terms depending on the relative credit risk determined for each contract. From time to time, Stellantis will elect to provide financing incentives in the form of rate subvention payments to the originator to incentivize the originator to offer lower interest rates to consumers. These programs are offered at the sole discretion of Stellantis and may only apply to certain makes and models of vehicles manufactured by Stellantis. The cornerstones of the captive retail program are credit scoring models that have been developed by the originator specific to the credit profile of the applicant. The originator follows a systematic procedure designed to ensure that contracts purchased by the originator:

•	represent reasonable credit risks;

•	comply with the originator’s credit underwriting guidelines; and

•	can be priced to achieve an acceptable return on investment for perceived default rates inherent in the specific application.

Credit applications are typically submitted by the automobile dealer to the originator electronically. These applications are imaged and retained in the originator’s archives and information is input directly into the application processing system. The system automatically generates credit bureau reports for loan decisions, imputes a credit score based on the originator’s credit scoring model and evaluates credit and application information for compliance to the originator’s underwriting guidelines. Based on this information, the originator’s loan decisioning system in conjunction with its trained credit analysts evaluate the creditworthiness of each applicant and the terms of the proposed transaction. Applications that are not automatically approved or rejected are reviewed by a Stellantis Financial Services credit analyst with appropriate approval authority. Failure to be automatically approved through auto-decisioning does not mean that an application does not meet Stellantis Financial Services’ underwriting guidelines. If the application meets the requirements for approval, the contract or loan is priced based on the originator’s empirically derived scoring model to ensure appropriate risk-based pricing. Credit decisions are electronically returned to the submitting originator and all information on the loan decision is retained.

After any application is approved through the underwriting process, a review of loan documentation, collateral and the satisfaction of all terms and conditions of the approval is validated prior to funding. In addition, based on the underlying credit of the applicant, other risk determinants and policy guidelines, additional credit verification, including proof of employment, income and insurance and a telephonic interview or a completed questionnaire from the obligor may be required.

The originator conducts the majority of its credit underwriting and funding functions utilizing an automated application and loan origination system. Installment sales contracts that are submitted to the originator for purchase are also administered by this system which validates and discounts the contract and records pertinent information on the obligor. All loan documents submitted in connection with a proposed purchase are retained in image format by the originator, with the original installment sales contract and security documentation retained by the originator, as custodian. All credit decisions, credit exceptions and contract pricing and terms are validated systematically for compliance with the originator’s policies and procedures as well as legal and regulatory compliance.

THE SERVICER

Stellantis Financial Services will serve as the servicer (the “servicer”). The servicer, either directly or through its affiliate, First Investors Servicing Corporation, a wholly-owned subsidiary of the servicer, has performed loan servicing and collection activities on behalf of the seller, either directly or through First Investors Servicing Corporation, and its affiliates since 1998 and on behalf of third parties since 2002.

In total, as of [•], 20[•], the servicer performed servicing and collection functions on a total managed portfolio, including the retail loan and lease portfolio originated by the seller, commercial loans originated by the seller, retail loans originated or acquired by the legacy First Investors Financial Services and the portfolios serviced on behalf of third-party clients, of $[•] billion.

[To the extent not described in this prospectus, identify any servicer contemplated by Item 1108(a)(2) and provide the information required by paragraphs (b), (c) and (d) of Item 1108, as applicable, for each servicer contemplated by paragraphs (a)(2)(i), (ii) and (iv) of Item 1108 and each unaffiliated servicer identified in paragraph (a)(2)(iii) of Item 1108 that services 20% or more of the pool assets.]

Servicing of the Receivables

So long as Stellantis Financial Services is the servicer, it will also act as custodian of the receivables and will maintain (i) possession of the tangible records constituting or forming a part of the related retail installment sale contracts and any other tangible records relating to the receivables and (ii) control over the electronic records constituting or forming a part of the retail installment sale contracts and any other electronic records relating to the receivables, in each case, as the custodian for the issuing entity and the indenture trustee. The servicer, among other things, will manage, service, administer and make collections on the receivables in accordance with its customary servicing practices, using the degree of skill and attention that the servicer exercises with respect to all comparable motor vehicle receivables that it services for itself or others. The servicer is permitted to delegate some or all of its duties to its affiliates or specific duties to sub-contractors who are in the business of performing such duties, although the servicer will remain liable for the performance of any duties that it delegates to another entity. The servicer utilizes third party vendors to assist in certain servicing functions.

The servicer will have full power and authority to do any and all things in connection with such managing, servicing, administration and collection that it may deem necessary or desirable pursuant to the sale and servicing agreement. The servicer will make reasonable efforts to collect all payments called for under the terms and provisions of the receivables as and when the same become due in accordance with its customary servicing practices.

Stellantis Financial Services has made adjustments to its customary servicing practices over time, particularly in the areas of collections timing, collections intensity, repossession timing and business processes and workflow. Most of these adjustments are introduced on a limited and controlled trial basis and are implemented program-wide after Stellantis Financial Services determines that those adjustments will result in an overall improvement in servicing and collections.

The servicer will, in accordance with its customary servicing practices, take such steps as are necessary and available to maintain perfection of the security interest created by each receivable in the related financed vehicle. The issuing entity will authorize the servicer to take such steps as are necessary to re-perfect such security interest on behalf of the issuing entity and the indenture trustee in the event of the relocation of a financed vehicle or for any other reason. Under the sale and servicing agreement, the servicer covenants not to release the financed vehicle securing each receivable from the security interest granted by that receivable in whole or in part, except as required by applicable law or court order or in the event of payment in full by or on behalf of the related obligor, in connection with repossession or except as may be required by an insurer in order to receive proceeds from any insurance policy covering that financed vehicle.

The servicer, in its capacity as custodian, will hold the receivable files for the benefit of the issuing entity and the indenture trustee. In performing its duties as custodian, the servicer will act in accordance with its customary servicing practices. The servicer will promptly report to the issuing entity and the indenture trustee any failure on its part to hold a material portion of the receivable files and maintain its accounts, records, and computer systems as provided by the sale and servicing agreement and promptly take appropriate action to remedy any such failure. The servicer may, in accordance with its customary servicing practices, (i) maintain all or a portion of the receivable files in electronic form and (ii) maintain custody of all or any portion of the receivable files with one or more of its agents or designees.

If the servicer breaches certain covenants under the sale and servicing agreement, the servicer will be required to either correct or cure such breach or purchase the related receivable if such breach materially and adversely affects the interests of the issuing entity or the noteholders in the related receivable. Such breach will be deemed not to have a material and adverse effect if such breach does not affect the ability of the issuing entity to receive and retain timely payment in full on the related receivable.

Additionally, under the sale and servicing agreement the servicer and its affiliates may engage in any marketing practice or promotion or any sale of any products, goods or services to obligors with respect to the receivables so long as such practices, promotions or sales are offered to obligors of comparable motor vehicle receivables serviced by the servicer for itself and others, whether or not such practices, promotions or sales might result in a decrease in the aggregate amount of payments on the receivables, prepayments or faster or slower timing of the payment of the receivables.

The servicer may refinance any receivable and deposit the full outstanding principal balance of such receivable into the collection account. The receivable created by such refinancing will not be property of the issuing entity. The servicer and its affiliates may also sell insurance or debt cancellation products, including products which result in the cancellation of some or all of the amount of a receivable upon the death or disability of the obligor or any casualty with respect to the financed vehicle.

The servicer, in its sole discretion, may in accordance with its customary servicing practices sell any receivable’s charged-off balance. Net proceeds of any such sale allocable to the receivable will constitute Liquidation Proceeds, and the sole right of the issuing entity and the indenture trustee with respect to any such sold receivables will be to receive such Liquidation Proceeds. Upon such sale, the servicer will mark its computer records indicating that any such receivable sold no longer belongs to the issuing entity. The servicer is authorized to take any and all actions necessary or appropriate on behalf of the issuing entity to evidence the sale of the receivable free from any lien or other interest of the issuing entity or the indenture trustee.

The servicer will use commercially reasonable efforts, consistent with its customary servicing practices, to repossess or otherwise convert the ownership of the financed vehicle securing any receivable as to which the servicer had determined eventual payment in full is unlikely unless it determines in its sole discretion that repossession will not increase the liquidation proceeds by an amount greater than the expense of such repossession or that the proceeds ultimately recoverable with respect to such receivable would be increased by forbearance. The servicer will follow such customary servicing practices as it deems necessary or advisable, which may include reasonable efforts to realize upon any recourse to any dealer and selling the financed vehicle at public or private sale. The foregoing will be subject to the provision that, in any case in which the financed vehicle has suffered damage, the servicer will not be required to expend funds in connection with the repair or the repossession of such financed vehicle unless it determines in its sole discretion that such repair and/or repossession will increase the liquidation proceeds by an amount greater than the amount of such expenses.

Collection Procedures

The servicer’s activities include collecting and processing obligor payments, responding to obligor inquires, contacting obligors who are delinquent on scheduled payments, repossessing and liquidating collateral, and pursuing collection of any remaining deficiency balances following charge-off when repayment under the obligor’s contract is determined to be unlikely. The servicer utilizes a variety of automated systems and collection tools to support its servicing and collection activities, including automated dialing technology, behavioral scoring, Planet codes, FICO Communication Services, text messaging, email, and interactive voice response technology. Servicing and collection activities are conducted primarily from facilities located in Atlanta, Georgia; Houston, Texas; Phoenix, Arizona; and Dallas, Texas. The servicer also utilizes unaffiliated third-party service providers for certain early-stage delinquency collection and customer service functions. These third parties operate in Barbados, St. Lucia, Grenada, and Costa Rica. Third-party service providers utilize the servicer’s loan servicing and telephone systems to perform servicing activities and do not store servicer data, including obligor information, on their own systems. Such activities are performed by personnel dedicated to the servicer’s account and are conducted in accordance with the servicer’s applicable servicing practices and requirements. The servicer maintains oversight of its third-party service providers through periodic reviews of collection calls and system documentation, together with on-site diligence conducted no less frequently than semi-annually.

Before an obligor’s monthly scheduled due date, the servicer either mails or emails the obligor a billing statement directing them to either (i) remit the amount then due to a designated lockbox account maintained by a national lockbox bank; or (ii) follow instructions to make a payment electronically utilizing the servicer’s website, phone system, debit card or by providing ACH information to the servicer’s customer service or collections group. Upon receipt of payment, including most electronic payments, the lockbox bank electronically transmits the obligor payment information to the servicer, which then updates the obligor’s account. The servicer receives payments through its lockbox, and through obligor-initiated ACH transactions, money transfer services and debit card transactions. For the 3-month period ending on [•], 20[•], electronic payments, including ACH, debit card transactions and wire transfers, comprised [over] [•]% of all payments received by the servicer.

Collection personnel perform their collection activities in accordance with a standard loan servicing and collection policy. Collection campaigns focus on a variety of areas including delinquency status, high risk behavioral scores, early stage defaults, and high balance accounts. Obligor credit bureau scores are updated quarterly and are used in addition to behavioral scoring to target higher risk obligors.

The servicer generally divides its collections personnel into two groups based on delinquency status. The early stage group focuses on obligors who are less than 30 days past due, while the late stage group focuses on obligors who are 30 days or more past due. The early stage group uses both an internal automated dialing system and FICO Communication Services to simultaneously dial multiple telephone numbers electronically based on parameters set by management. When a telephone connection is made, the call is routed to a group member and the delinquent obligor’s account is displayed on that group member’s computer terminal. The group member then attempts to resolve the delinquent account with the obligor. Alternate communication mediums are used as well including texting, email and ringless voicemail.

If a contract becomes 30 days or more past due or represents a relatively higher default risk due to its behavioral or credit bureau score, the late stage group undertakes more intensive collection efforts with the delinquent obligor. The primary goal of both the early stage group and the late stage groups is to resolve the delinquent account through a suitable payment arrangement. From time to time, obligors may experience temporary financial difficulties and be unable to make the required monthly payments under the contract. The servicer generally utilizes two types of assistance programs – payment deferrals and temporary rate reductions – in instances where the servicer, in good faith, believes that the circumstances giving rise to the obligor’s inability to pay are temporary in nature and a default can be avoided through the assistance. Under a payment deferral, the due date under the contract is extended 30 or 60 days with the deferred payments added to the end of the contract term. Interest will continue to accrue on the outstanding balance. Under the servicer’s servicing and collection policy, no deferrals are generally allowed until at least six payments are made, and payment deferrals are generally limited to no more than two payments in any year with a maximum number of payment deferrals allowed equal to the number of years in the original term of the contract. In addition, the obligor’s account must be current after the deferrals have been applied and the obligors are required to provide proof of insurance on the collateral. For accounts eligible for a payment deferral, the account is transferred to a customer assistance group which will determine whether the servicer’s deferral policy requirements have been met and have the obligor execute an extension agreement. For obligors eligible for a temporary interest rate reduction, the servicer will contractually agree to reduce the obligor’s interest rate and resulting monthly payment for a temporary period, typically three to four months. Under this program, the obligor is required to make the lower monthly payments which will be applied to interest and principal under the terms of the contract. To qualify, the obligor must have generally made at least six payments, provide evidence or attestation of a short-term hardship, demonstrate that sufficient monthly income exists to make the lower payment and provide proof that the collateral is insured. At the end of the temporary interest rate reduction period, the contract terms revert to the prior interest rate and monthly payment. For obligors eligible for a temporary interest rate reduction, the account is transferred to the customer assistance group which will determine whether the servicer’s temporary rate reduction policy requirements have been met and have the obligor execute a temporary interest rate reduction agreement.

If a payment arrangement cannot be made and the obligor becomes seriously delinquent or deals in bad faith, the servicer will exercise its rights under the contract and take prompt action to repossess the related financed vehicle in order to optimize recoveries under the contract. In this case, a directive to repossess the financed vehicle is forwarded to independent repossession firms engaged by the servicer. The appropriate collection manager and repossession manager must approve all repossession directives before initiating the action. The servicer follows prescribed legal procedures for repossessions that vary from state to state but typically require one or more notifications to the obligor, peaceful confiscation of the financed vehicle and a prescribed waiting period prior to the disposition of the financed vehicle. The servicer uses several regional wholesale auto auctions to sell vehicles following repossession and the expiration of the appropriate waiting period. Once a vehicle has been repossessed, the repossession agent typically transports it to one of these auctions, where an employee of the servicer will manage the sale of the repossessed vehicle.

Following the sale of the repossessed vehicles, the servicer will actively pursue collections of deficiency balances against defaulted obligors through an internal recovery group that uses relationships with outside collection agencies and attorneys in an effort to maximize deficiency balance collections. In deciding the course of action to take with respect to deficiency collection, management evaluates the opportunities for additional recoveries versus the cost of pursuing such recoveries and attempts to maximize the deficiency amounts collected after considering collection expenses and the time period for the recovery.

Extensions

Stellantis Financial Services may grant extensions of retail installment sale contracts (which extend the maturity date of a retail installment sale contract) in accordance with its customary servicing procedures and the sale and servicing agreement. See “Description of the Transaction Documents—Modifications of Receivables” in this prospectus.

Insurance

Each retail installment sale contract requires the purchaser to obtain and maintain physical damage insurance on the purchased vehicle. Stellantis Financial Services’ dealer agreements include a requirement that the dealer provide Stellantis Financial Services with written evidence that the purchaser has physical damage insurance which meets the requirements of the related contract at the inception of the receivable; nevertheless, there can be no assurance that each purchased vehicle will continue to be covered by physical damage insurance for the entire term of the related contract. Stellantis Financial Services does monitor insurance on a material portion of its managed portfolio, though Stellantis Financial Services is not obligated to, and may not continue to, monitor whether an obligor continues to satisfy its insurance requirement after the contract is acquired by Stellantis Financial Services. The amount of insurance required by the related contracts is at least equal to the amount required by applicable state law, subject to customary deductibles. Stellantis Financial Services requires the policy to name Stellantis Financial Services as loss payee with respect to physical damage.

[Stellantis Financial Services does not require purchasers to carry credit disability, credit life, credit health or other similar insurance coverage which provides for payments to be made on the receivable on behalf of purchasers in the event of disability or death. To the extent that the purchaser obtains any of these insurance coverages, payments received on that coverage may, if permitted by applicable law, be applied to payments on the related receivable to the extent that the purchaser’s beneficiary chooses to do so.

Substantially all accounts serviced by the servicer are currently tracked for vehicle insurance compliance using a third-party service provider, though the servicer is not obligated to, and may not continue to, monitor whether an obligor continues to satisfy its insurance requirement after the contract is acquired by Stellantis Financial Services. Letter campaigns target uninsured obligors and the lack of insurance coverage may dictate certain collection strategies.]

Tangible and Electronic Contracting

Receivables are originated in either tangible or electronic form. Following dealer and obligor signing of a tangible contract, the dealer sends the documentation constituting the tangible record related to the applicable receivable to a servicing center, where Stellantis Financial Services personnel review and audit documentation, and funding will occur if the documentation meets compliance and policy requirements. The imaged contract documents are available for use by personnel in the ordinary course of servicing the applicable receivable. Following the imaging, the original contract is shipped to a third-party document retention center that has various locations within the continental United States, which use sophisticated security conditions and techniques including advanced fire suppression technology. The servicer may request retrieval of the original contract from the document retention center in the event of the need for re-imaging or for various servicing, re-assignment or enforcement purposes.

Receivables having an aggregate principal balance of approximately [ ]% of the aggregate outstanding principal balance of the receivables in the [statistical] pool of receivables as of the [statistical] cut-off date were originated as electronic contracts.

Stellantis Financial Services and certain dealers who originate receivables have contracted with a third-party to facilitate the process of electronically creating, signing and assigning retail installment sales contracts entered into with customers in connection with the sale of vehicles and to store and manage the electronic authoritative copy of a contract once it has been executed and deposited in an electronic contract vault maintained by the third-party. The third party maintains several electronic contract vaults for contracts owned by originating dealers and electronic contract vaults for Stellantis Financial Services. The services provided by the third-party permit a vehicle purchaser customer and a dealer to electronically enter into a contract for the receivable as well as other transaction documents. Using the third-party’s system, a dealer may assign the executed electronic contract to Stellantis Financial Services.

The third-party system includes the integration of electronic vault software by the third-party with (i) the third-party’s computer network, systems and software applications, including those pertaining to the electronic retail installment sales contract vaulting service and (ii) the dealer management system applications providing the electronic contracting service to dealers permitting (1) the electronic review, signing, transfer, perfection of transfer, storage and administration of electronic retail installment sale contracts created by dealers and entered into by customers and dealers, and (2) the transfer of “control” of such electronic contracts from the originating dealers to Stellantis Financial Services.

THE ASSET REPRESENTATIONS REVIEWER

[ ], a [ ], has been appointed as asset representations reviewer pursuant to an agreement between the issuing entity, the servicer and the asset representations reviewer. [Insert description of the extent to which the asset representations reviewer has had prior experience serving as an asset representations reviewer for asset-backed securities transactions involving motor vehicle receivables.]

The asset representations reviewer is not, and will not be, affiliated with the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee, [the issuer Delaware trustee] or any of their affiliates, nor has the asset representations reviewer been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables. If the asset representations reviewer is merged into or becomes an affiliate of the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee, [the issuer Delaware trustee] or any person hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables, the asset representations reviewer will promptly resign and the servicer will appoint a successor asset representations reviewer. In addition, the asset representations reviewer will promptly resign and the servicer will appoint a successor asset representations reviewer, if either (i) the asset representations reviewer no longer meets the eligibility requirements included in the asset representations review agreement or (ii) the asset representations reviewer has determined that the performance of its duties under the asset representations review agreement is no longer permissible under applicable law. The servicer may remove the asset representations reviewer if the asset representations reviewer, (i) no longer meets the eligibility requirements included in the asset representations review agreement, (ii) breaches any of its representations, warranties, covenants or obligations in the asset representations review agreement or (iii) is subject to a bankruptcy event.

Following the resignation or removal of the asset representations reviewer, the servicer will engage a successor asset representations reviewer who meets certain eligibility requirements included in the asset representations review agreement. No resignation or removal of the asset representations reviewer will be effective until a successor asset representations reviewer has accepted its appointment and agreed to perform the obligations of the asset representations reviewer.

If the asset representations reviewer has resigned, been removed, replaced or substituted, or if a successor asset representations reviewer has been appointed, the issuing entity will disclose on the Form 10-D filed after the collection period in which the event occurred, the date of the event and the circumstances surrounding the resignation, removal, replacement, substitution, or appointment, as applicable. The predecessor asset representations reviewer will pay the expenses associated with the required resignation of the asset representations reviewer and the appointment of a successor asset representations reviewer.

The asset representations reviewer will be responsible for reviewing the Subject Receivables for compliance with the representations and warranties made by the sponsor on the receivables if the conditions described below under “Description of the Transaction Documents—Asset Representations Review” are satisfied. Under the asset representations review agreement, the asset representations reviewer will be entitled to be paid the fees and expenses set forth under “Description of the Transaction Documents—Fees and Expenses” in this prospectus. The asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement, as described under “Description of the Transaction Documents—Asset Representations Review” in this prospectus. The asset representations reviewer’s liability in connection with the asset representations review is limited solely to the express obligations of the asset representations reviewer set forth in the asset representations review agreement. The asset representations reviewer will not be liable for any action taken, or not taken, in good faith under the asset representations review agreement or for errors in judgment, however the asset representations reviewer will be liable for its own willful misconduct, bad faith, breach of the asset representations review agreement or negligence in performing its obligations under the asset representations review agreement. The servicer is required under the asset representations review agreement to provide the asset representations reviewer access to the review materials. The asset representations reviewer will be required to keep all information about the receivables obtained by it in confidence and may not disclose that information other than as required by the terms of the asset representations review agreement and applicable law.

AFFILIATIONS AND CERTAIN RELATIONSHIPS

The issuing entity, the depositor and Stellantis Financial Services, as servicer, as sponsor and as administrator, are affiliates. Neither the indenture trustee nor the owner trustee is an affiliate of any of the foregoing parties[, but [ ] as the [indenture][owner][issuer Delaware] trustee] and [ ], one of the underwriters, are affiliates]. Additionally, neither the indenture trustee nor the owner trustee [nor the issuer Delaware trustee] is an affiliate of the other. The asset representations reviewer is not an affiliate of any of the depositor, the sponsor, the servicer, the administrator, the issuing entity, the owner trustee [, the issuer Delaware trustee] or the indenture trustee.

THE RECEIVABLES POOL

The characteristics set forth in this section are based on the [statistical] pool of receivables as of the close of business on [•], 20[•] (the “[statistical] cut-off date”).

The receivables consist of motor vehicle retail installment sale contracts. These receivables are secured by a combination of new and used automobiles, light-duty trucks, minivans and sport utility vehicles. The receivables to be transferred to the issuing entity have been originated by [an affiliate of] the originator. See “The Originator” in this prospectus.

Characteristics of the Receivables

The receivables sold to the issuing entity on the closing date will be selected for inclusion in the pool based upon the satisfaction of several criteria. In addition, Stellantis Financial Services will make certain representations and warranties about the receivables, as set forth under “Description of the Transaction Documents—Representations and Warranties; Remedies” in this prospectus, which if breached, could result in Stellantis Financial Services being required to repurchase the related receivables.

The characteristics of the receivables presented in this prospectus are based on the receivables as of the [statistical] cut-off date that were owned by Stellantis Financial Services and met the criteria set forth under “Description of the Transaction Documents—Representations and Warranties; Remedies” as of the [statistical] cut-off date. [Stellantis Financial Services will originate additional receivables after the [statistical] cut-off date that may be included in the receivables pool.] The receivables transferred to the issuing entity on the closing date will be the same receivables included in the pool described in this prospectus as of the statistical cut-off date except for those receivables (i) that no longer satisfy the eligibility criteria specified in the transaction documents or do not otherwise satisfy the selection criterion used by Stellantis Financial Services to determine eligibility of a receivable for inclusion in the pool, (ii) for which payment in full has been received or (iii) for which Stellantis Financial Services is unable to verify all of the required asset-level information for filing by the issuing entity on Form ABS-EE, in each case as of the cut-off date. [As of the close of business on the statistical cut-off date, the receivables in the pool described in this prospectus had an aggregate outstanding principal balance of $[•].] The receivables to be transferred to the issuing entity on the closing date had an aggregate initial principal balance of $[•] as of the cut-off date.

[The characteristics of the pool of receivables transferred to the issuing entity on the closing date may vary somewhat from the characteristics of the receivables in the pool described in this prospectus as of the statistical cut-off date, although such variance is not expected to be material. See “Risk Factors—Risks Relating to the Nature of the Notes and the Structure of the Transaction—This prospectus provides information regarding the receivables in the [statistical] pool of receivables as of the cut-off date, which may differ from the characteristics of the receivables in the pool of receivables on the closing date”.]

As of the cut-off date, each receivable to be acquired by the issuing entity on the closing date is expected to satisfy the Eligibility Representations described under “Description of the Transaction Documents—Representations and Warranties; Remedies” in this prospectus.

As of the [statistical] cut-off date, the weighted average FICO®* score (weighted average by principal balance as of the cut-off date) of the receivables in the [statistical] pool of receivables as of origination of the related receivables is [•]. The FICO® score of an obligor is calculated as of the origination of the related receivable in the manner described in “The Originator—Underwriting Procedures” in this prospectus. A FICO® score is a measurement determined by Fair Isaac Corporation using information collected by the major credit bureaus to assess credit risk. Data from an independent credit reporting agency, such as FICO® score, is one of several factors that

*	FICO® is a federally registered trademark of Fair Isaac Corporation.

may be used by the originator in its credit scoring system to assess the credit risk associated with each applicant, see “The Originator—Underwriting Procedures” in this prospectus. Additionally, FICO® scores are based on independent third party information, the accuracy of which cannot be verified. FICO® scores should not necessarily be relied upon as a meaningful predictor of the performance of the receivables. In addition, FICO® scores may change over time, depending on the conduct of the obligor and changes in credit score technology and therefore, an obligor’s FICO® score at any time in the future may be higher or lower than the obligor’s FICO® score as of origination of the related receivable. See “Risk Factors—Risks Relating to the Receivables, the Obligors and the Related Financed Vehicles—Credit scores and historical loss experience may not accurately predict the likelihood of losses on the receivables” in this prospectus.

Each receivable will be selected using selection procedures that were not known or intended by Stellantis Financial Services to be adverse to the depositor.

[The [statistical] pool of receivables was selected from a subset of receivables originated by the seller since the inception of its captive finance activities in [ ], 20[ ] through [ ], 20[ ] that, at the time of origination, reflected obligors with a minimum FICO® score of [ ] and financed a vehicle with a maximum loan-to-value of [ ]% of dealer invoice, in the case of a new vehicle, or wholesale value, in the case of a used vehicle.

[Exceptions to Underwriting Criteria]

[None of the receivables in the pool were originated with exceptions to Stellantis Financial Services’ written underwriting guidelines.] [Approximately [__] receivables, representing [__]% of the Net Pool Balance, were originated by Stellantis Financial Services with exceptions made to the underwriting criteria, including [__], [__], [__] and [__]].

[Insert information on the nature of any exceptions made to the underwriting criteria, if any, and provide data regarding the number of such receivables that represent an exception to the underwriting criteria in the asset pool in accordance with Item 1111(a)(8)  of Regulation AB.]

Calculation Methods

Each of the receivables will be a Simple Interest Receivable, with respect to which the allocation of each payment between interest and principal is calculated using the Simple Interest Method. For Simple Interest Receivables, the obligor’s payment is first applied to interest accrued as of the actual due date and then the remaining payment is applied to the unpaid outstanding principal balance and then to other charges. Accordingly, if an obligor pays the fixed monthly installment in advance of the due date, the portion of the payment allocable to interest for that period since the preceding payment will be less than it would be if the payment were made on the due date, and the portion of the payment allocable to reduce the outstanding principal balance will be correspondingly greater. Conversely, if an obligor pays the fixed monthly installment after its due date, the portion of the payment allocable to interest for the period since the preceding payment will be greater than it would be if the payment were made on the due date, and the portion of the payment allocable to reduce the outstanding principal balance will be correspondingly smaller. When necessary, an adjustment is made at the maturity of the receivable to the scheduled final payment to reflect the larger or smaller, as the case may be, allocations of payments to interest or principal under the receivable as a result of early or late payments, as the case may be. Late payments, or early payments, on a Simple Interest Receivable may result in the obligor making a greater – or smaller – number of payments than originally scheduled. The amount of additional payments required to pay the outstanding principal balance in full generally will not exceed the amount of an originally scheduled payment. If an obligor elects to prepay a Simple Interest Receivable in full, the obligor will not receive a rebate attributable to unearned finance charges. Instead, the obligor is required to pay finance charges only to, but not including, the date of prepayment.

Pool Stratifications as of the [Statistical] Cut-off Date

The composition, distribution by remaining term, distribution by contract rate, distribution by FICO® score, geographic distribution by state of the billing address of the obligor, distribution by original term, distribution by vehicle make, distribution by current principal balance, distribution by original principal balance and distribution by wholesale loan-to-value, in each case of the receivables in the [statistical] pool of receivables as of the [statistical] cut-off date are set forth in the tables below.

Composition of the Receivables in the [Statistical] Pool

As of the [Statistical] Cut-off Date

The receivables in the [statistical] pool of receivables will possess the following characteristics as of the [statistical] cut-off date:

	New			Used			Total
Aggregate Principal Balance	$	[•]		$	[•]		$	[•]
Number of Receivables		[•]			[•]			[•]
Percent of Aggregate Principal Balance		[•]	%		[•]	%		[•]	%
Average Principal Balance	$	[•]		$	[•]		$	[•]
Range of Principal Balances	$	[•] to $[•]		$	[•] to $[•]		$	[•] to $[•]
Weighted Average APR(1)		[•]%			[•]%			[•]%
Range of APRs		[•]% to [•]%			[•]% to [•]%			[•]% to [•]%
Weighted Average Original Term(1)		[•] months			[•] months			[•] months
Range of Original Terms		[•] to [•] months			[•] to [•] months			[•] to [•] months
Weighted Average Remaining Term(1)		[•] months			[•] months			[•] months
Range of Remaining Terms		[•] to [•] months			[•] to [•] months			[•] to [•] months
Weighted Average Wholesale LTV(1)		[•]%			[•]%			[•]%
Weighted Average FICO® Score(1)(2)		[•]			[•]			[•]

(1)	Weighted average by principal balance as of the [statistical] cut-off date.
(2)	FICO® is a federally registered trademark of Fair Isaac Corporation. FICO® scores are calculated as of origination of the related receivables.

Distribution of the Receivables in the [Statistical] Pool by FICO® Score

As of the [Statistical] Cut-off Date

The distribution of the receivables in the [statistical] pool of receivables by FICO® score as of the [statistical] cut-off date will be as follows:

FICO® Score(2)	Number of Receivables	Percent of Total Number of Receivables(1)		Outstanding Principal Balance(1)		Percent of Total Outstanding Principal Balance(1)
[•] to [•]	[•]	[•]	%	$	[•]	[•]	%
[•] to [•]	[•]	[•]			[•]	[•]
[•] to [•]	[•]	[•]			[•]	[•]
[•] to [•]	[•]	[•]			[•]	[•]
[•] to [•]	[•]	[•]			[•]	[•]

Total	[•]	100.00%		$	[•]	100.00%

(1)	Balances and percentages may not add to total due to rounding.
(2)	FICO® is a federally registered trademark of Fair Isaac Corporation. FICO® scores are calculated as of the origination of the related receivables.

Distribution of the Receivables in the [Statistical] Pool by Original Term to Scheduled Maturity

As of the [Statistical] Cut-off Date

The distribution of the receivables in the [statistical] pool of receivables by original term to scheduled maturity as of the [statistical] cut-off date will be as follows:

Original Term to Scheduled Maturity	Number of Receivables	Percent of Total Number of Receivables(1)		Outstanding Principal Balance(1)		Percent of Total Outstanding Principal Balance(1)
[•] to [•] months	[•]	[•]	%	$	[•]	[•]	%
[•] to [•] months	[•]	[•]			[•]	[•]
[•] to [•] months	[•]	[•]			[•]	[•]
[•] to [•] months	[•]	[•]			[•]	[•]
[•] to [•] months	[•]	[•]			[•]	[•]
[•] to [•] months	[•]	[•]			[•]	[•]
[•] to [•] months	[•]	[•]			[•]	[•]
[•] to [•] months	[•]	[•]			[•]	[•]

Total	[•]	100.00%		$	[•]	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Distribution of the Receivables in the [Statistical] Pool by Remaining Term to Scheduled Maturity

As of the [Statistical] Cut-off Date

The distribution of the receivables in the [statistical] pool of receivables by remaining term to scheduled maturity as of the [statistical] cut-off date will be as follows:

Remaining Term to Scheduled Maturity	Number of Receivables	Percent of Total Number of Receivables(1)		Outstanding Principal Balance(1)		Percent of Total Outstanding Principal Balance(1)
[•] to [•] months	[•]	[•]	%	$	[•]	[•]	%
[•] to [•] months	[•]	[•]			[•]	[•]
[•] to [•] months	[•]	[•]			[•]	[•]
[•] to [•] months	[•]	[•]			[•]	[•]
[•] to [•] months	[•]	[•]			[•]	[•]
[•] to [•] months	[•]	[•]			[•]	[•]
[•] to [•] months	[•]	[•]			[•]	[•]

Total	[•]	100.00%		$	[•]	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Distribution of the Receivables in the [Statistical] Pool by Contract Rate

As of the [Statistical] Cut-off Date

The distribution of the receivables in the [statistical] pool of receivables by contract rate as of the [statistical] cut-off date will be as follows:

Contract Rate	Number of Receivables	Percent of Total Number of Receivables(1)		Outstanding Principal Balance(1)		Percent of Total Outstanding Principal Balance(1)
[•]% to [•]%	[•]	[•]	%	$	[•]	[•]	%
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]

Total	[•]	100.00%		$	[•]	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Distribution of the Receivables in the [Statistical] Pool by Geographic Location

As of the [Statistical] Cut-off Date

The distribution of the receivables in the [statistical] pool of receivables by state as of the [statistical] cut-off date will be as follows:

Geographic Location(1)	Number of Receivables	Percent of Total Number of Receivables(2)		Outstanding Principal Balance(2)		Percent of Total Outstanding Principal Balance(2)
[•]	[•]	[•]	%	$	[•]	[•]	%
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
Other(3)	[•]	[•]			[•]	[•]

Total	[•]	100.00%		$	[•]	100.00%

(1)	Based on the billing address of the obligor on the receivables.
(2)	Balances and percentages may not add to total due to rounding.
(3)	“Other” represents those obligors whose state of residence comprises less than [•]% of the total outstanding principal balance of the receivables.

Distribution of the Receivables in the [Statistical] Pool by Wholesale Loan-to-Value (“LTV”)

As of the [Statistical] Cut-off Date

The distribution of the receivables in the [statistical] pool of receivables by wholesale LTV as of the [statistical] cut-off date will be as follows:

Wholesale LTV	Number of Receivables	Percent of Total Number of Receivables(1)		Outstanding Principal Balance(1)		Percent of Total Outstanding Principal Balance(1)
Less than [•]%	[•]	[•]	%	$	[•]	[•]	%
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]
[•]% to [•]%	[•]	[•]			[•]	[•]

Total	[•]	100.00%		$	[•]	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Distribution of the Receivables in the [Statistical] Pool by Vehicle Make

As of the [Statistical] Cut-off Date

The distribution of the receivables in the [statistical] pool of receivables by vehicle make as of the [statistical] cut-off date will be as follows:

Vehicle Make	Number of Receivables	Percent of Total Number of Receivables(1)		Outstanding Principal Balance(1)		Percent of Total Outstanding Principal Balance(1)
[•]	[•]	[•]	%	$	[•]	[•]	%
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
[•]	[•]	[•]			[•]	[•]
Other(2)	[•]	[•]			[•]	[•]

Total	[•]	100.00%		$	[•]	100.00%

(1)	Balances and percentages may not add to total due to rounding.
(2)	“Other” represents other vehicle makes which individually comprise less than [•]% of the total outstanding principal balance of the receivables.

Distribution of the Receivables in the [Statistical] Pool by Current Principal Balance

As of the [Statistical] Cut-off Date

The distribution of the receivables in the [statistical] pool of receivables by current principal balance as of the [statistical] cut-off date will be as follows:

Current Principal Balance	Number of Receivables	Percent of Total Number of Receivables(1)		Outstanding Principal Balance(1)		Percent of Total Outstanding Principal Balance(1)
$[•] to $[•]	[•]	[•]	%	$	[•]		[•]%
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
Greater than $[•]	[•]	[•]			[•]	[•]

Total	[•]	100.00%		$	[•]	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Distribution of the Receivables in the [Statistical] Pool by Original Principal Balance

As of the [Statistical] Cut-off Date

The distribution of the receivables in the [statistical] pool of receivables by original principal balance as of the [statistical] cut-off date will be as follows:

Original Principal Balance	Number of Receivables	Percent of Total Number of Receivables(1)		Outstanding Principal Balance(1)		Percent of Total Outstanding Principal Balance(1)
$[•] to $[•]	[•]	[•]	%	$	[•]	[•]	%
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
$[•] to $[•]	[•]	[•]			[•]	[•]
Greater than $[•]	[•]	[•]			[•]	[•]

Total	[•]	100.00%		$	[•]	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Delinquency Experience [and Credit Loss Experience]

The following tables provide information relating to delinquency [and credit loss] experience for [each indicated period][each of the specified quarterly periods since the March 2022 inception of the seller’s captive finance operations]. This performance data reflects the originations, portfolio outstanding and credit performance of a subset of the seller’s total portfolio consisting of FICO® scores of [ ] or greater and a maximum loan-to-value of [ ]%. [Although Stellantis Financial Services, through its predecessor First Investors Financial Services, has been acquiring and originating automobile loans since 1989, this performance data was selected because it best represents the composition of the pool of receivables described in this prospectus.] This information includes the experience with respect to all such motor vehicle receivables serviced as of each respective date or during each listed period. The following statistics include motor vehicle receivables with a variety of characteristics that may not correspond to the motor vehicle receivables in the pool of receivables described in this prospectus. As a result, there can be no assurance that the delinquency experience with respect to the motor vehicle receivables in the pool of receivables described in this prospectus will correspond to the delinquency experience of Stellantis Financial Services’ motor vehicle receivables servicing portfolio set forth in the following tables.

Stellantis Financial Services Serviced Portfolio

Delinquency Experience(1)(2)(3)(4)

	At [ ], 20[ ]				At [ ], 20[ ]				At [ ], 20[ ]				At [ ], 20[ ]				At [ ], 20[ ]				At [ ], 20[ ]
Principal Amount Outstanding	$[•]				$[•]				$[•]				$[•]				$[•]				$[•]
Number of Receivables Outstanding	[•]				[•]				[•]				[•]				[•]				[•]

	Units (%)		Amount (%)		Units (%)		Amount (%)		Units (%)		Amount (%)		Units (%)		Amount (%)		Units (%)		Amount (%)		Units (%)		Amount (%)
Delinquencies(2)(3)
30-59 days	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
60-89 days	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
90 or more days	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%

Total 30+ Delinquencies	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%

(1)

Data presented in the tables is based upon retail balances for new and used vehicles originated and serviced by Stellantis Financial Services with FICO® scores of [ ] or greater and a maximum loan-to-value of [ ]%.

(2)	An account is considered delinquent if 10% or more of the scheduled monthly payment is past due.
(3)

Stellantis Financial Services generally charges off a receivable on the earlier of (a) the date on which proceeds from the sale of the vehicle securing that receivable are applied to the contract, (b) 90 days after the vehicle securing that receivable has been repossessed if such vehicle has not been sold at such time, (c) at such time that Stellantis Financial Services determines in good faith and in accordance with its customary servicing practices that all amounts it expects to recover with respect to such receivable have been received, (d) 120 days from a due date for a monthly payment if 10% or more of such scheduled monthly payment remains past due, and (e) upon receiving notice that the related obligor is deceased.

(4)	Balances and percentages may not add to total due to rounding.

Stellantis Financial Services Serviced Portfolio

Credit Loss Experience(1)

	At [ ], 20[ ]			At [ ], 20[ ]			At [ ], 20[ ]			At [ ], 20[ ]			At [ ], 20[ ]			At [ ], 20[ ]
Principal Amount Outstanding	$	[•]		$	[•]		$	[•]		$	[•]		$	[•]		$	[•]
Average Principal Amount Outstanding(2)	$	[•]		$	[•]		$	[•]		$	[•]		$	[•]		$	[•]
Number of Receivables Outstanding		[•]			[•]			[•]			[•]			[•]			[•]
Average Number of Receivables Outstanding(2)		[•]			[•]			[•]			[•]			[•]			[•]
Number of Repossessed Receivables		[•]			[•]			[•]			[•]			[•]			[•]
Number of Repossessed Receivables as a percent of the Average Number of Receivables Outstanding(2)		[•]	%		[•]	%		[•]	%		[•]	%		[•]	%		[•]	%
Charge-Offs(3)	$	[•]		$	[•]		$	[•]		$	[•]		$	[•]		$	[•]
Recoveries(4)	$	[•]		$	[•]		$	[•]		$	[•]		$	[•]		$	[•]
[Net] Losses(5)	$	[•]		$	[•]		$	[•]		$	[•]		$	[•]		$	[•]
[Net] Losses as a percent of Average Principal Amount Outstanding(2)		[•]	%		[•]	%		[•]	%		[•]	%		[•]	%		[•]	%

(1)

Data presented in the tables is based upon retail balances for new and used vehicles originated and serviced by Stellantis Financial Services with FICO® scores of [ ] or greater and a maximum loan-to-value of [ ]%.

(2)	Averages are computed by taking a simple average of the month end outstanding amounts for each period presented.
(3)

Stellantis Financial Services generally charges off a receivable on the earlier of (a) the date on which proceeds from the sale of the vehicle securing that receivable are applied to the contract, (b) 90 days after the vehicle securing that receivable has been repossessed if such vehicle has not been sold at such time, (c) at such time that Stellantis Financial Services determines in good faith and in accordance with its customary servicing practices that all amounts it expects to recover with respect to such receivable have been received, (d) 120 days from a due date for a monthly payment if 10% or more of such scheduled monthly payment remains past due, and (e) upon receiving notice that the related obligor is deceased.

(4)	Recoveries generally include the net amounts received with respect to retail contracts previously charged off.
(5)

Net Losses generally represent the total aggregate net outstanding balance of receivables determined to be uncollectible during the period less proceeds from the disposition of related vehicles, including net amounts received from customers.

In addition to the payment and other characteristics of a pool of receivables, delinquencies [and credit losses] are also affected by a number of social and economic factors, including changes in interest rates and unemployment levels, and there can be no assurance as to the level of future total delinquencies [or the severity of future credit losses] as a result of these factors. Accordingly, the delinquency experience of the receivables may differ from those shown in the foregoing tables.

See “The Originator—Underwriting Procedures” in this prospectus for additional information.

[Delinquency Experience Regarding the Pool of Receivables

The following table sets forth the delinquency experience regarding the pool of receivables. The servicer considers a receivable delinquent if 10% or more of the scheduled monthly payment is past due. The period of delinquency is based on the number of days payments are contractually past due. As of the [statistical] cut-off date, none of the receivables in the pool were more than 30 days delinquent or have experienced a loss [, and as of the cut-off date, none of the receivables in the pool to be sold to the issuing entity on the closing date will be more than 30 days delinquent or have experienced a loss].

Historical Delinquency Status	Number of Receivables	Percent of Total Number of Receivables(1)		Outstanding Principal Balance(1)		Percent of Total Outstanding Principal Balance(1)
Delinquent no more than once for 30-59 days(2)	[•]	[•]	%	$	[•]	[•]	%
Delinquent more than once for 30-59 days but never for 60 days or more	[•]	[•]			[•]	[•]
Delinquent at least once for 60 days or more	[•]	[•]			[•]	[•]

Total	[•]	100.00%		$	[•]	100.00%

(1)	Balances and percentages may not add to total due to rounding.
(2)	Delinquent no more than once for 30-59 days represent accounts that were delinquent one time but never exceeded 59 days past due.]

[Information About Certain Previous Securitizations][Vintage Origination Information]

Appendix A to this prospectus (“Appendix A”) sets forth in tabular format [vintage origination information][static pool information about prior pools of retail installment sale contracts that were securitized by Stellantis Financial Services]. Static pool information consists of [cumulative credit losses, delinquency and prepayment data for prior securitized pools and summary information for the original characteristics of the prior pools]. The term “securitized pool” refers to the securitized pool of receivables as of the related cut-off date. The characteristics of the securitized pools included in Appendix A may vary somewhat from the characteristics of the receivables in this transaction. The static pool information reflects the static pool performance of all motor vehicle retail installment sale contracts for new and used vehicles included in Stellantis Financial Services’ managed loan portfolio [•] for the last five years.

The characteristics of receivables included in the [vintage origination information][static pool data] discussed above, as well as the social, economic and other conditions existing at the time when those receivables were originated and repaid, may vary materially from the characteristics of the receivables in this transaction and the social, economic and other conditions existing at the time when the receivables in this transaction were originated and those that will exist in the future when the receivables in the current transaction are required to be repaid. As a result, there can be no assurance that the [vintage origination information][static pool data] referred to above will correspond to or be an accurate predictor of the performance of this receivables securitization transaction.

[Insert disclosure required by Item 1105, including appropriate introductory and explanatory information to introduce the characteristics, the methodology used in determining or calculating the characteristics and any terms or abbreviations used. Include a description of how the static pool differs from the pool underlying the securities being offered, such as the extent to which the pool underlying the securities being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.]

Review of Pool Assets

In connection with the offering of the notes, the depositor has performed a review of the receivables in the [statistical] pool as of the [statistical] cut-off date] and the disclosure regarding the receivables required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “ Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

As part of the review, Stellantis Financial Services identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information were reviewed and approved by Stellantis Financial Services responsible personnel to ensure the accuracy of such descriptions. Stellantis Financial Services also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents to ensure the descriptions were accurate. Stellantis Financial Services officers also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the receivables or payments on the notes.

In addition, Stellantis Financial Services employees performed a review of the Rule 193 Information to confirm that the receivables in the [statistical] pool as of the [statistical] cut-off date satisfied the criteria set forth in the [first] paragraph under “Description of the Transaction Documents—Representations and Warranties” in this prospectus. Statistical information relating to the receivables was recalculated using data tapes containing information from Stellantis Financial Services’ information systems, which includes databases containing certain attributes of the receivables, as well as originations data. The review of Rule 193 Information relating to credit approvals and exceptions to credit policies consisted of the application of Stellantis Financial Services’ internal control procedures, which include regular quality assurance and information technology internal audits on origination, funding and data systems to ensure accuracy of data and that previously originated receivables complied with underwriting guidelines. In addition, [•] receivable files were randomly selected in order to compare certain receivable characteristics selected by the depositor to the applicable information on the data tapes. [Based on this review, there were [•] discrepancies related to [•] of the [•] receivable files selected. The discrepancies were related to [•].]

Portions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the level of assistance provided by the third parties. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all findings and conclusions of the review to itself.

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

Repurchases and Replacements

[No assets securitized by Stellantis Financial Services were the subject of a demand to repurchase or replace for breach of the representations and warranties during the [•] year period ending [•], 20[•].] [The following table provides information regarding the demand, repurchase and replacement history with respect to receivables securitized by Stellantis Financial Services during the period from [______], 20[__] to [______], 20[__].] Please refer to the Form ABS-15G filed by Stellantis Financial Services on [______], 20[__] for additional information. The CIK number of Stellantis Financial Services is 0001980666.

Name of Issuing Entity	Check if Registered	Name of Originator	Total Receivables in ABS by Originator			Receivables that Were Subject of Demand			Receivables That Were Repurchased or Replaced			Receivables Pending Repurchase or Replacement (within cure period)			Demand in Dispute			Demand Withdrawn			Demand Rejected
SFS Auto Receivables Securitization Trust 20[__]-[_]		Originator 1	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%
SFS Auto Receivables Securitization Trust 20[__]-[_]		Originator 2	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%

Asset Level Information

The issuing entity has provided asset-level information regarding the receivables that will be owned by the issuing entity as of the closing date (the “asset-level data”) as an exhibit to a Form ABS-EE that was filed by the issuing entity by the date of the filing of this prospectus, which is hereby incorporated by reference. The asset-level data comprises each of the data points required with respect to automobile loans identified on Schedule AL to Regulation AB and generally includes, with respect to each receivable, the related asset number, the reporting period covered, general information about the receivable, information regarding the related financed vehicle, information about the related obligor, information about activity on the receivable and information about modifications of the receivable since it was originated. In addition, the issuing entity will provide updated asset-level data with respect to the receivables each month as an exhibit to the monthly distribution reports filed with the SEC on Form 10-D.

WEIGHTED AVERAGE LIFE OF THE NOTES

The weighted average life of the notes will generally be influenced by the rate at which the outstanding principal balances of the receivables are paid, which payments may be in the form of scheduled payments or prepayments. Each receivable is prepayable in full by the obligor at any time. Full and partial prepayments on motor vehicle receivables included in the issuing entity property will be paid or distributed to the noteholders on the next payment date following the collection period in which they are received. To the extent that any receivable included in the issuing entity property is prepaid in full, whether by the obligor, or as the result of a purchase by the servicer or a repurchase by the originator or otherwise, the actual weighted average life of the receivables included in the issuing entity property will be shorter than a weighted average life calculation based on the assumptions that payments will be made on schedule and that no prepayments will be made. Weighted average life means the average amount of time until the entire principal amount of a receivable is repaid. Full prepayments may also result from liquidations due to default, receipt of proceeds from theft, physical damage, credit life or credit disability insurance policies, repurchases by the originator as a result of the failure of a receivable to meet the Eligibility Representations or as a result of a breach of covenants with respect to the receivables or purchases made by the servicer as a result of a breach of a covenant made by it related to its servicing duties in the transaction documents. In addition, early retirement of the notes may be effected at the option of the servicer to purchase the remaining receivables as described under “Description of the Transaction Documents—Optional Redemption” in this prospectus.

The rate of full prepayments by obligors on the receivables may be influenced by a variety of economic, social and other factors. These factors include the unemployment rate, servicing decisions, seasoning of loans, destruction of vehicles by accident, loss of vehicles due to theft, sales of vehicles, market interest rates, the availability of alternative financing and restrictions on the obligor’s ability to sell or transfer the financed vehicle securing a receivable without the consent of the servicer. Any full prepayments or partial prepayments applied immediately will reduce the average life of the receivables.

[The timing of changes in the SOFR Rate may affect the actual yields on the notes even if the aggregate rate of the SOFR Rate is consistent with your expectations. Prospective investors must make an independent decision as to the appropriate SOFR Rate assumption to be used in deciding whether to purchase a note.]

The originator can make no prediction as to the actual prepayment rates that will be experienced on the receivables included in the issuing entity property in either stable or changing interest rate environments. Noteholders will bear all reinvestment risk resulting from the rate of prepayment of the receivables included in the issuing entity property.

The following information is provided solely to illustrate the effect of prepayments of the receivables on the unpaid principal amounts of the notes and the weighted average life of each class of notes under the assumptions stated below, and is not a prediction of the prepayment rates that might actually be experienced with respect to the receivables.

Prepayments on motor vehicle receivables can be measured against prepayment standards or models. The model used in this prospectus, the absolute prepayment model, or “ABS”, assumes a rate of prepayment each month which is related to the original number of receivables in a pool of receivables. ABS also assumes that all of the receivables in a pool are the same size, that all of those receivables amortize at the same rate, and that for every month that any individual receivable is outstanding, payments on that particular receivable will either be made as scheduled or the receivable will be prepaid in full. For example, in a pool of receivables originally containing 10,000 receivables, if a 1% ABS were used, that would mean that 100 receivables would prepay in full each month. The percentage of prepayments that is assumed for ABS is not a historical description of prepayment experience on pools of receivables or a prediction of the anticipated rate of prepayment on the pool of receivables involved in this transaction or on any pool of motor vehicle receivables. You should not assume that the actual rate of prepayments on the receivables will be in any way related to the percentage of prepayments that was assumed for ABS.

The tables below which are captioned “Percent of the Initial Outstanding Balance at Various ABS Percentages” (the “ABS Tables”) are based on ABS and were prepared using the following additional assumptions:

•	the issuing entity holds [__] pools of receivables with the following characteristics:

Pool	Outstanding Principal Balance		Gross Contract Rate		Age (in Months)	Remaining Term to Maturity (in Months)
1	$	[•]	[•]	%	[•]	[•]
2	$	[•]	[•]	%	[•]	[•]
3	$	[•]	[•]	%	[•]	[•]
4	$	[•]	[•]	%	[•]	[•]
5	$	[•]	[•]	%	[•]	[•]
6	$	[•]	[•]	%	[•]	[•]
7	$	[•]	[•]	%	[•]	[•]
8	$	[•]	[•]	%	[•]	[•]
9	$	[•]	[•]	%	[•]	[•]
10	$	[•]	[•]	%	[•]	[•]

Total	$	[•]

•	all prepayments on the receivables each month are made in full at the specified constant percentage of ABS and there are no defaults, losses or repurchases;

•

interest accrues on the notes at the following per annum coupon rates: the Class A-1 notes, [ ]%; the Class A-2[-A] notes, [ ]%; the Class A-2-B notes, [ ]%; the Class A-3 notes, [ ]%; the Class A-4 notes, [ ]%; [the Class B notes, [ ]%;] [and the Class C notes, [ ]%;]

•	each scheduled payment on the receivables is made on the last day of each month commencing in [ ] 20[ ] and each month has 30 days;

[•

the Class A-2 notes are issued as Class A-2-A notes and Class A-2-B notes, and the initial principal amount of the notes will equal the amounts set forth on the cover page to this prospectus, which for the Class A-2-A notes is assumed to be $[ ] and for the Class A-2-B notes is assumed to be $[ ];]

[•

the Class A-2-A notes and the Class A-2-B notes constitute a single class having equal rights to payments of principal and interest, which will be made on a pro rata basis based on their respective outstanding principal amounts or interest amounts due, as applicable;]

•	payments on the notes are paid in cash on each payment date commencing on [ ], 20[ ], and on the [ ] calendar day of each subsequent month whether or not that day is a business day;

•	the notes are purchased on [ ], 20[ ];

•	the Class A-1 notes [and the Class A-2-B notes] will be paid interest on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year;

•	the Class A-2[-A] notes, the Class A-3 notes, the Class A-4 notes, [the Class B notes] [and the Class C notes] will be paid interest on the basis of a 360-day year consisting of twelve 30-day months;

•

the scheduled payment for each receivable was calculated on the basis of the characteristics described in the ABS Tables and in such a way that each receivable would amortize in a manner that would be sufficient to repay the receivable balance of that receivable by its indicated remaining term to maturity;

•	the initial amount of overcollateralization will be approximately [ ]% of the initial Adjusted Pool Balance as of the closing date;

•	the reserve account is funded on the closing date with an amount equal to $[ ];

•	except as indicated in the ABS Tables, the clean-up call option to redeem the notes will be exercised at the earliest opportunity;

•	principal will be paid on each class of the notes on each payment date as necessary to build and maintain the required overcollateralization;

•	the indenture trustee fees, the owner trustee fees, [the issuer Delaware trustee fees] and the asset representations reviewer fees equal $[ ] per month in the aggregate;

•

the servicing fee will be an amount equal to the product of (1) [ ]%, (2) one-twelfth and (3) the net pool balance as of the first day of the related collection period (or as of the cut-off date, in the case of the first payment date);

•	the cut-off date is [ ], 20[ ];

•	no event of default occurs;

•	[no Benchmark Transition Event occurs; ]

•	investment income on amounts on deposit in the transaction bank accounts equals zero;

•	there have been no defaults, losses or repurchases on any of the receivables; and

•

[ the yield supplement overcollateralization amount as of each payment date will equal the amount set forth opposite such payment date under “Description of the Transaction Documents—Yield Supplement Overcollateralization Amount”;]

The ABS Tables were created relying on the assumptions listed above. The tables indicate the percentages of the initial principal amount of each class of notes that would be outstanding after each of the listed payment dates if certain percentages of ABS are assumed. The ABS Tables also indicate the corresponding weighted average lives of each class of notes if the same percentages of ABS are assumed. The assumptions used to construct the ABS Tables are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under various prepayment scenarios. The actual characteristics and performance of the receivables may differ materially from the assumptions used to construct the ABS Tables.

As used in the ABS Tables, the “weighted average life” of a class of notes is determined by:

•	multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date;

•	adding the results; and

•	dividing the sum by the related initial principal amount of the note.

Percent of the Initial Outstanding Balance at Various ABS Percentages,

Class A-1 Notes

Payment Date	0.00%		0.50%		1.00%		1.30%		1.50%		1.70%		2.00%
Closing Date	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
Weighted Average Life (Years) to Call	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]
Weighted Average Life (Years) to Maturity	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

Percent of the Initial Outstanding Balance at Various ABS Percentages,

Class A-2[-A] Notes[ and Class A-2-B Notes]

Payment Date	0.00%		0.50%		1.00%		1.30%		1.50%		1.70%		2.00%
Closing Date	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
Weighted Average Life (Years) to Call	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]
Weighted Average Life (Years) to Maturity	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

Percent of the Initial Outstanding Balance at Various ABS Percentages,

Class A-3 Notes

Payment Date	0.00%		0.50%		1.00%		1.30%		1.50%		1.70%		2.00%
Closing Date	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
Weighted Average Life (Years) to Call	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]
Weighted Average Life (Years) to Maturity	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

Percent of the Initial Outstanding Balance at Various ABS Percentages,

Class A-4 Notes

Payment Date	0.00%		0.50%		1.00%		1.30%		1.50%		1.70%		2.00%
Closing Date	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
Weighted Average Life (Years) to Call	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]
Weighted Average Life (Years) to Maturity	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

[Percent of the Initial Outstanding Balance at Various ABS Percentages,

Class B Notes]

Payment Date	0.00%		0.50%		1.00%		1.30%		1.50%		1.70%		2.00%
Closing Date	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
Weighted Average Life (Years) to Call	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]
Weighted Average Life (Years) to Maturity	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

[Percent of the Initial Outstanding Balance at Various ABS Percentages,

Class C Notes]

Payment Date	0.00%	0.50%	1.00%	1.30%	1.50%	1.70%	2.00%
Closing Date	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Weighted Average Life (Years) to Call	[•]	[•]	[•]	[•]	[•]	[•]	[•]
Weighted Average Life (Years) to Maturity	[•]	[•]	[•]	[•]	[•]	[•]	[•]

NOTE FACTORS AND POOL INFORMATION

Each month the servicer will compute a Note Factor.

The “Note Factor” will be a six-digit decimal figure equal to the outstanding principal amount of the notes at the end of the preceding collection period divided by the initial principal amount of the notes as of the closing date. The Note Factor will be 1.000000 as of the closing date; thereafter, the Note Factor will decline to reflect reductions in the outstanding principal amount of the notes. As a noteholder, your share of the principal amount of the notes is the product of (1) the original denomination of your note and (2) the Note Factor.

The noteholders of record will receive access to monthly reports from the indenture trustee concerning payments received on the receivables, the outstanding principal amount of the notes, the Note Factor, and other relevant information. If the notes are issued in book-entry form, then The Depository Trust Company (“DTC”) (or its successors) will supply these reports to noteholders in accordance with its procedures. Since owners of beneficial interests in a global note will not be recognized as noteholders, DTC will not forward monthly reports to those owners. Copies of monthly reports may be obtained by owners of beneficial interests in a global note by a request in writing addressed to the trustee or indenture trustee, as applicable, if such noteholder is unable to obtain the monthly report through the indenture trustee’s website. Noteholders of record during any calendar year will be furnished information for tax reporting purposes not later than the latest date permitted by applicable law. See “Description of the Transaction Documents—Statements to Noteholders” in this prospectus.

THE NOTES

The following information summarizes certain provisions of the notes and related provisions in the indenture. The following summary supplements the description of the general terms and provisions of the notes and the indenture set forth in this prospectus, to which you should refer.

General

The notes will be issued pursuant to the terms of the indenture to be dated as of the closing date between the issuing entity and the indenture trustee for the benefit of the noteholders. We will file a copy of the indenture with the Securities and Exchange Commission (the “SEC”) concurrently with or prior to the time we file the final prospectus with the SEC. Holders of the notes will have the right to receive payments made with respect to the receivables and other assets in the issuing entity property and certain rights and benefits available to the indenture trustee under the indenture.

All payments required to be made on the notes will be made monthly on each payment date, which will be the [•] day of each month or, if that day is not a business day, then the next business day beginning on the payment date in [    ] 20[ ].

The indenture trustee will distribute principal and interest on each payment date to holders in whose names the notes were registered on the latest record date.

The initial principal amount, interest rate and final scheduled payment date for each class of notes offered hereby are set forth on the cover page to this prospectus.

Distributions to the certificateholders will be subordinated to distributions of principal of and interest on the notes to the extent described in “Description of the Transaction Documents—Priority of Payments” in this prospectus.

Book-Entry Registration

Each class of notes offered by this prospectus will be available only in book-entry form except in the limited circumstances described under “The Notes—Definitive Notes” in this prospectus. All notes will be held in book-entry form by DTC in the name of Cede & Co., as nominee of DTC. Investors’ interests in the notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. Investors may hold their notes through DTC or Clearstream Banking Luxembourg S.A. (“Clearstream”), which will hold positions on behalf of their customers or participants either directly or indirectly through their respective depositories, which in turn will hold such positions in accounts as DTC participants. The notes will be traded as home market instruments in both the U.S. domestic and European markets. Initial settlement and all secondary trades will settle in same-day funds.

Investors electing to hold their notes through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. Investors electing to hold global notes through Clearstream accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global notes and no “lock-up” or restricted period.

Actions of noteholders under the indenture will be taken by DTC upon instructions from its participants and all payments, notices, reports and statements to be delivered to noteholders will be delivered to DTC or its nominee as the registered holder of the book-entry notes for distribution to holders of book-entry notes in accordance with DTC’s procedures.

Investors should review the procedures of DTC and Clearstream for clearing, settlement and withholding tax procedures applicable to their purchase of the notes. See “Risk Factors—Risks relating to the nature of the notes and the structure of the transaction—Because the notes are in book-entry form, your rights can only be exercised indirectly”.

Definitive Notes

The notes will be issued in fully registered, certificated form to owners of beneficial interests in a global note or their nominees rather than to DTC or its nominee, only if:

•

the administrator advises the indenture trustee in writing that DTC is no longer willing or able to properly discharge its responsibilities as depository with respect to the notes, and the indenture trustee or the administrator, as applicable, is unable to locate a qualified successor;

•	the administrator, at its option, advises the indenture trustee in writing that it elects to terminate the book-entry system through DTC; or

•

after an event of default, beneficial owners representing in the aggregate at least a majority of the aggregate outstanding principal amount of the notes then outstanding [voting together as a single class], advise the indenture trustee through DTC (or its successor) in writing that the continuation of a book-entry system through DTC (or its successor) is no longer in the best interest of those owners.

Payments or distributions of principal of, and interest on, the notes will be made by a paying agent directly to holders of notes in definitive registered form in accordance with the procedures set forth in this prospectus and in the indenture, the sale and servicing agreement or the trust agreement. Payments or distributions on each payment date and on the final scheduled payment date will be made to holders in whose names the definitive notes were registered on the record date. Payments or distributions will be made via DTC to the extent applicable, and in the event notes are not held through DTC, by wire transfer or by other means to the extent provided in this prospectus. The final payment or distribution on any note, whether notes in definitive registered form or notes registered in the name of Cede & Co., however, will be made only upon presentation and surrender of the note at the office or agency specified in the notice of final payment or distribution to noteholders.

Notes in definitive registered form will be transferable and exchangeable at the offices of the issuing entity or indenture trustee, or at the offices of a registrar named in a notice delivered to holders of notes in definitive registered form. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee or registrar for the notes may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Notes Owned by Transaction Parties

In determining whether noteholders holding the requisite outstanding principal amount of the notes have given any request, demand, authorization, direction, notice, consent, vote or waiver under any transaction document, notes owned by the issuing entity, the depositor, any certificateholder, the servicer, the administrator or any of their respective affiliates will be disregarded and deemed not to be “outstanding” unless all of the notes are then owned by the issuing entity, the depositor, any certificateholder, the servicer, the administrator or any of their respective affiliates. In determining whether the indenture trustee will be protected in relying upon any such request, demand, authorization, direction, notice, consent, vote or waiver, only notes that a responsible officer of the indenture trustee knows to be so owned will be so disregarded. Notes that have been pledged in good faith may be regarded as “outstanding” if the pledgee of those notes provides written notice to the indenture trustee that the pledgee has the right to act with respect to those notes and that the pledgee is not the issuing entity, the depositor, any certificateholder, the servicer, the administrator or any of their respective affiliates.

Access to Noteholder Lists

If definitive notes are issued in the limited circumstances set forth above, or if the indenture trustee is not the registrar for the notes, the issuing entity will furnish or cause to be furnished to the indenture trustee a list of the names and addresses of the noteholders:

•	as of each record date, within five days of that record date; and

•	within five days after receipt by the issuing entity of a written request from the indenture trustee for that list.

Noteholder Communication

The owner of a beneficial interest in a note or, to the extent definitive notes have been issued, a noteholder (collectively, “investors”) may send a request to the depositor at any time notifying the depositor that the investor would like to communicate with other investors with respect to an exercise of their rights under the terms of the transaction documents. If the requesting investor is not a noteholder as reflected on the note register, the depositor may require that the requesting investor provide a certification from the requesting investor that it is, in fact, a beneficial owner of notes, as well as additional documentation reasonably satisfactory to the depositor, such as a trade confirmation, account statement, letter from a broker or dealer or another similar document (collectively, the “verification documents”). So long as the issuing entity is filing monthly distribution reports on Form 10-D under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), the issuing entity will include in each such Form 10-D disclosure regarding any request received during the related Collection Period from an investor to communicate with other investors related to the investors exercising their rights under the terms of the transaction documents. The disclosure in the Form 10-D regarding the request to communicate will include the name of the investor making the request, the date the request was received, a statement to the effect that the issuing entity has received a request from the investor, stating that the investor is interested in communicating with other investors with regard to the possible exercise of rights under the transaction documents and a description of the method other investors may use to contact the requesting investor. Stellantis Financial Services and the depositor will be responsible for any expenses incurred in connection with the filing of such disclosure and the reimbursement of any costs incurred by the indenture trustee in connection with the preparation thereof.

Neither the trust agreement nor the indenture will provide for the holding of annual or other meetings of noteholders.

Delivery of Notes

The offered notes will be issued in the minimum denomination of $[ ] and in integral multiples of $[1,000] in excess thereof (except for one note of each class which may be issued in a denomination other than an integral multiple of $1,000) on or about the closing date in book-entry form through the facilities of DTC and Clearstream against payment in immediately available funds.

Payments of Interest

Interest on the outstanding principal amount of each class of notes will accrue at the applicable interest rate listed on the cover of this prospectus and will be payable monthly on each payment date. Interest will accrue during each interest period at the applicable interest rate (a) for the Class A-1 notes [and the Class A-2-B notes], from and including the prior payment date (or from and including the closing date in the case of the first interest period) to but excluding the related payment date or (b) for each other class of notes, from and including the [•] day of the calendar month preceding each payment date (or from and including the closing date in the case of the first interest period) to but excluding the [•] day of the month in which that payment date occurs.

Interest will accrue and will be calculated on the various classes of notes as follows:

•

Actual/360. Interest on the Class A-1 notes [and the Class A-2-B notes] will be calculated on the basis of the actual number of days elapsed during the applicable interest period, but assuming a 360-day year. This means that the interest due on each payment date for the Class A-1 notes [and the Class A-2-B notes] will be the product of (i) the outstanding principal amount of the related class of notes before giving effect to any payments made on that payment date, (ii) the applicable interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, from and including the closing date) to but excluding the current payment date, divided by 360.

•

30/360. Interest on the Class A-2[-A] notes, the Class A-3 notes, the Class A-4 notes, [the Class B notes] [and the Class C notes] will be calculated on the basis of a 360-day year consisting of twelve 30-day months. This means that the interest due on each payment date for the Class A-2[-A] notes, the Class A-3 notes, the Class A-4 notes, [the Class B notes] [and the Class C notes] will be the product of (i) the outstanding principal amount of the related class of notes before giving effect to any payments made on that payment date, (ii) the applicable interest rate and (iii) 30 (or in the case of the first payment date, the number of days from and including the closing date to but excluding the [•] day of the month in which the first payment date occurs (assuming a 30 day calendar month)), divided by 360.

•

Interest Periods. Interest will accrue on the outstanding principal amount of each class of notes (a) with respect to the Class A-1 notes [and the Class A-2-B notes], from and including the prior payment date (or in the case of the first payment date, the closing date) to but excluding the related payment date or (b) with respect to the Class A-2[-A] notes, the Class A-3 notes, the Class A-4 notes, [the Class B notes] [and the Class C notes], from and including the [•] day of the calendar month preceding a payment date (or in the case of first payment date, from and including the closing date) to but excluding the [•] day of the month in which that payment date occurs. Interest accrued as of any payment date but not paid on that payment date will be payable on the next payment date, together with interest on such amount at the applicable interest rate (to the extent lawful).

Interest on each note will be paid to the person in whose name that note is registered on the record date. The “record date” is, with respect to each payment date or redemption date, (i) for any definitive notes, the close of business on the last business day of the calendar month immediately preceding the calendar month in which such payment date or redemption date occurs, (ii) for any book-entry notes, the close of business on the business day immediately preceding such payment date or redemption date, or (iii) any other day specified in the transaction documents. See “ —Definitive Notes” above. The holders of record of the notes are referred to as “noteholders” in this prospectus. The final interest payment on each class of notes is due on the earlier of (a) the payment date (including any redemption date) on which the principal amount of that class of notes is reduced to zero or (b) the applicable final scheduled payment date for that class of notes. In this transaction, a “business day” will be any day other than a Saturday, a Sunday, any federal holiday or a day on which banking institutions in the states of Delaware, Texas, New York or in the state in which the corporate trust office of the indenture trustee is located, are authorized or obligated by law, executive order or government decree to be closed.

A failure to pay the interest due on the Controlling Class of notes on any payment date that continues for a period of five business days or more will generally result in an event of default. See “Description of the Transaction Documents—Events of Default” in this prospectus.

[Calculation of Floating Rate Interest

Interest on the floating rate notes will be calculated based on the [SOFR Rate][Insert Other Benchmark Rate] plus the applicable spread set forth on the cover page to this prospectus; provided that, if the sum of the [SOFR Rate][Insert Other Benchmark Rate] and such spread is less than 0.00% for any interest period, then the interest rate for the floating rate notes for such interest period will be deemed to be 0.00%.

[The “SOFR Rate” will be determined by the indenture trustee, in its role as calculation agent (in such capacity, the “calculation agent”) for each interest period on the second U.S. Government Securities Business Day before the first day of such interest period (“SOFR Adjustment Date”) as of 3:00 p.m. (New York time) on such U.S. Government Securities Business Day, at which time [Compounded SOFR][Term SOFR][SOFR in arrears] is published on the FRBNY’s Website (the “SOFR Determination Time”) (or, if the Benchmark is not the [SOFR Rate][Insert Other Benchmark Rate], the time determined by the administrator after giving effect to the Benchmark Replacement Conforming Changes) (the “Reference Time”) and, except as provided below following a determination by the administrator that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, will mean, with respect to the Class A-2-B notes as of any SOFR Adjustment Date, a rate equal to [Compounded SOFR][Term SOFR][SOFR in arrears]; provided, that, the administrator will have the right, in its sole discretion, to make applicable [SOFR] Adjustment Conforming Changes. For the purposes of computing interest on the floating rate notes prior to the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, the following terms will have the following respective meanings:]

[“Compounded SOFR” with respect to any U.S. Government Securities Business Day, means:

(1) the applicable compounded average of SOFR for a tenor of 30 days as published on such U.S. Government Securities Business Day at the SOFR Determination Time; or

(2) if the rate specified in (1) above does not so appear, the applicable compounded average of SOFR for a tenor of 30 days as published in respect of the first preceding U.S. Government Securities Business Day for which such rate appeared on the FRBNY’s Website.

The specific Compounded SOFR rate is referred to by its tenor. For example, “30-day Average SOFR” refers to the compounded average SOFR over a rolling 30-calendar day period as published on the FRBNY’s Website.]

[“SOFR in arrears” means the average daily SOFR rate for the applicable interest period posted to the FRBNY’s Website on any U.S. Government Securities Business Day with respect to the applicable interest period, compounded daily on Business Days in accordance with each previous Business Day’s posting.]

[“Term SOFR” means the forward-looking term rate based on SOFR that is two U.S. Government Securities Business Days prior to the first day of the applicable interest period, as such rate is posted to FRBNY’s Website; provided, however, that if as of 5:00 p.m. New York City time, the forward-looking term rate has not been posted to FRBNY’s Website, then the Term SOFR will mean the forward-looking term rate based on SOFR that is on the first preceding U.S. Government Securities Business Day for which such rate was posted to FRBNY’s Website.]

“FRBNY’s Website” means the website of the FRBNY, currently at https://www.newyorkfed.org/markets/reference-rates/sofr-averages-and-index or at such other page as may replace such page on the FRBNY’s website.

“[SOFR] Adjustment Conforming Changes” means, with respect to any [SOFR Rate][Insert Other Benchmark Rate], any technical, administrative or operational changes (including changes to the interest period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the administrator decides, from time to time, may be appropriate to adjust such SOFR Rate in a manner substantially consistent with or conforming to market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice exists, in such other manner as the administrator determines is reasonably necessary).

“U.S. Government Securities Business Day” means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

All percentages resulting from any calculation on the Class A-2-B notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards (e.g., 9.8765445% (or 0.098765445) would be rounded to 9.87655% (or 0.0987655)), and all dollar amounts used in or resulting from that calculation on the Class A-2-B notes will be rounded to the nearest cent (with one-half cent being rounded upwards).

Effect of Benchmark Transition Event

Notwithstanding the foregoing, if the administrator determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the determination of the then-current Benchmark, the Benchmark Replacement determined by the administrator will replace the then-current Benchmark for all purposes relating to the floating rate notes in respect of such determination on such date and all such determinations on all subsequent dates.

The administrator will deliver written notice to each Hired Agency and to the calculation agent on any SOFR Adjustment Date if, as of the applicable Reference Time, the administrator has determined with respect to the related interest period that there will be a change in the SOFR Rate or the terms related thereto since the immediately preceding SOFR Adjustment Date due to a determination by the administrator that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred.

In connection with the implementation of a Benchmark Replacement, the administrator will have the right to make Benchmark Replacement Conforming Changes from time to time.

Any determination, decision or election that may be made by the administrator or any other person in connection with a Benchmark Transition Event, a Benchmark Replacement Conforming Change or a Benchmark Replacement as described above, including any determination with respect to administrative feasibility (whether due to technical, administrative or operational issues), a tenor, rate, an adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in the administrator’s sole discretion, and, notwithstanding anything to the contrary in the transaction documents, will become effective without the consent of any other person (including any Noteholder). The holders of the Class A-2-B notes will not have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations. Notwithstanding anything to the contrary in the transaction documents, none of the issuing entity, the owner trustee, [the issuer Delaware trustee,] the indenture trustee, the calculation agent, the paying agent, the administrator, the sponsor, the depositor or the servicer will have any liability for any action or inaction taken or refrained from being taken by it with respect to any Benchmark, Benchmark Transition Event, Benchmark Replacement Date, Benchmark Replacement, Unadjusted Benchmark Replacement, Benchmark Replacement Adjustment, Benchmark Replacement Conforming Changes or any other matters related to or arising in connection with the foregoing. Each Noteholder and beneficial owner of notes, by its acceptance of a note or a beneficial interest in a note, will be deemed to waive and release any and all claims against the issuing entity, the owner trustee, [the issuer Delaware trustee,] the indenture trustee, the calculation agent, the paying agent, the administrator, the sponsor, the depositor and the servicer relating to any such determinations.

None of the indenture trustee, the owner trustee, [the issuer Delaware trustee,] the paying agent or the calculation agent will be under any obligation (i) to monitor, determine or verify the unavailability or cessation of SOFR, the Benchmark or Benchmark Replacement, or whether or when there has occurred, or to give notice to any other transaction party of the occurrence of, any event giving rise to the replacement of the SOFR Rate or a Benchmark Replacement (each of which will be determined by the administrator), (ii) to select, identify or designate any Benchmark Replacement, or other successor or replacement benchmark index, any Benchmark Replacement Date, any Benchmark Transition Event, or whether any conditions to the designation of such a rate have been satisfied, or (iii) to select, identify or designate any Benchmark Replacement Adjustment, or other modifier to any replacement or successor index, or (iv) to determine whether or what SOFR Adjustment Conforming Changes, Benchmark Replacement Conforming Changes or other amendments are necessary or advisable, if any, in connection with any of the foregoing.

None of the indenture trustee, the owner trustee, [the issuer Delaware trustee,] the paying agent or the calculation agent will be liable for any inability, failure or delay on its part to perform any of its duties set forth in the Indenture or any other transaction document as a result of the unavailability of SOFR Rate or Benchmark and absence of the designation of a Benchmark Replacement, including as a result of any inability, delay, error or inaccuracy on the part of any other transaction party, including without limitation the administrator, in providing any direction, instruction, notice or information required or contemplated by the terms of the indenture and reasonably required for the performance of such duties.]

Payments of Principal

On each payment date, except as described below, the First Allocation of Principal, [the Second Allocation of Principal, the Third Allocation of Principal] and the Regular Allocation of Principal for such payment date will be applied to make principal payments on the notes. Principal payments will be applied to the notes in sequential priority so that no principal payments will be made on any class of notes until all notes with an earlier final scheduled payment date have been paid in full. Thus, on each payment date, the First Allocation of Principal, the Second Allocation of Principal, the Third Allocation of Principal and the Regular Allocation of Principal will be applied to the notes as follows:

•	first, to the Class A-1 notes, until the Class A-1 notes are paid in full;

•	second, to the Class A-2[-A] notes and the Class A-2-B notes, ratably, until the Class A-2 notes are paid in full;

•	third, to the Class A-3 notes, until the Class A-3 notes are paid in full; [and]

•	fourth, to the Class A-4 notes, until the Class A-4 notes are paid in full;

•	[fifth, to the Class B notes, until the Class B notes are paid in full; and]

•	[sixth, to the Class C notes, until the Class C notes are paid in full.]

[If the Class A-2 notes are issued as Class A-2-A notes and Class A-2-B notes, such classes will be treated as a single class for the purpose of principal payments.]

At any time after the notes have been accelerated following the occurrence of an event of default under the indenture, until all events of default have been cured or waived as provided in the indenture or all notes have been paid in full, payments will generally be made on the notes on each payment date in the following order of priority:

•	first, to interest on the Class A notes ratably;

•	second, to the principal amount of the Class A-1 notes until such principal amount is paid in full;

•	third, to the principal amount of [each class of] the Class A-2 notes[, pro rata,] until such principal amount is paid in full;

•	fourth, to the principal amount of the Class A-3 notes until such principal amount is paid in full; [and]

•	fifth, to the principal amount of the Class A-4 notes until such principal amount is paid in full;

•	[sixth, to interest on the Class B notes;]

•	[seventh, to the principal amount of the Class B notes until such principal amount is paid in full;]

•	[eighth, to interest on the Class C notes; and]

•	[ninth, to the principal amount of the Class C notes until such principal amount is paid in full].

[If the Class A-2 notes are issued as Class A-2-A notes and Class A-2-B notes, such classes will be treated as a single class for the purpose of principal payments.]

See “Description of the Transaction Documents—Priority of Payments May Change Upon an Event of Default” for more information regarding the priority of payments after the acceleration of the notes following the occurrence of an event of default under the indenture.

To the extent not previously paid, the outstanding amount of a class of notes will be payable in full on the applicable payment date specified below (each, a “final scheduled payment date”):

•	for the Class A-1 notes, the [ ] 20[ ] payment date;

•	for the Class A-2[-A] notes [and the Class A-2-B notes], the [ ] 20[ ] payment date;

•	for the Class A-3 notes, the [ ] 20[ ] payment date; [and]

•	for the Class A-4 notes, the [ ] 20[ ] payment date;

•	[for the Class B notes, the [ ] 20[ ] payment date; and]

•	[for the Class C notes, the [ ] 20[ ] payment date].

Failure to pay the full principal amount of a class of notes on or before the applicable final scheduled payment date for that class of notes or the redemption date will generally result in an event of default under the indenture.

Payments of Principal on each Payment Date

DESCRIPTION OF THE TRANSACTION DOCUMENTS

The information in this section summarizes certain provisions of the “purchase agreement” entered into between the seller and the depositor, the “sale and servicing agreement” entered into among the depositor, the servicer, the issuing entity and the indenture trustee and the “indenture” entered into between the issuing entity and the indenture trustee. We sometimes refer to these agreements collectively as the “transfer agreements”. This section also summarizes the “administration agreement” entered into among the issuing entity, Stellantis Financial Services, as administrator, and the indenture trustee, the “asset representations review agreement” entered into among the issuing entity, the servicer and the asset representations reviewer and the “trust agreement” entered into among the depositor, the owner trustee [and the issuer Delaware trustee]. We sometimes refer to the transfer agreements, together with the administration agreement, the asset representations review agreement and the trust agreement as the “transaction documents”.

We will file a copy of the actual transaction documents with the SEC concurrently with or prior to the time we file the final prospectus with the SEC and forms of the transaction documents have been filed as exhibits to the registration statement of which this prospectus is a part.

Sale and Assignment of Receivables and Related Security Interests

Under the purchase agreement, the seller will transfer, assign, set over, sell and otherwise convey to the depositor, without recourse, all of its right, title and interest in, to and under the receivables, Collections after the cut-off date, the receivable files and the related security relating to those receivables. The purchase agreement will create a first priority ownership/security interest in the seller’s interest in that property in favor of the depositor.

Under the sale and servicing agreement, the depositor will sell, transfer, assign and otherwise convey to the issuing entity, without recourse, all of its right, title and interest in, to and under the receivables, Collections after the cut-off date, the receivable files and the related security relating to those receivables and related property. Each receivable will be identified in a schedule delivered in connection with the execution of the sale and servicing agreement and the purchase agreement. The sale and servicing agreement will create a first priority ownership/security interest in the depositor’s interest in that property in favor of the issuing entity.

Under the indenture, the issuing entity will pledge all of its right, title and interest in and to the issuing entity property to the indenture trustee. The terms of the indenture will create a first priority perfected security interest in the issuing entity’s interest in the issuing entity property in favor of the indenture trustee for the benefit of the noteholders. None of the owner trustee, [the issuer Delaware trustee] or the indenture trustee will independently verify the existence and qualification of any receivables. The issuing entity or the indenture trustee will, concurrently with the sale, contribution and/or assignment of the receivables to the issuing entity, execute, authenticate and deliver the notes.

Representations and Warranties; Remedies

Stellantis Financial Services, pursuant to the purchase agreement, will make the Eligibility Representations (defined below) with respect to each receivable. As of the cut-off date (or such other date as may be specifically set forth below), Stellantis Financial Services will represent and warrant that each receivable satisfies the following “Eligibility Representations”:

•	was fully executed or electronically authenticated by the obligor thereto;

•

either (a) was originated by a dealer in the ordinary course of such dealer’s business to finance the retail sale by a dealer of the related financed vehicle and has been purchased by Stellantis Financial Services in the ordinary course of its business, (b) has been originated by Stellantis Financial Services or (c) has been acquired directly by Stellantis Financial Services in accordance with its customary practices;

•

as of the closing date, will be secured by a first priority validly perfected security interest in the financed vehicle in favor of the originator, as secured party, or all necessary actions have been commenced that would result in a first priority security interest in the financed vehicle in favor of the originator, as secured party;

•	contained provisions that permit the repossession and sale of the financed vehicle upon a default under the receivable by the obligor;

•

provided, at origination, for level monthly payments which fully amortize the initial outstanding principal balance over the original term; provided, that the amount of the first and last scheduled payment may be different from the level payment but in no event more than three times the level monthly payment;

•	provided for interest at the contract rate specified in the schedule of receivables (which is the schedule identifying the receivables transferred to the issuing entity on the closing date);

•	was denominated in dollars;

•	was secured by a new or used automobile, light-duty truck, minivan or sport utility vehicle;

•	had a contract rate of no less than [•]%;

•	had an original term to maturity of not less than [•] months and not more than [•] months;

•	had a remaining term to maturity of not less than [•] months and not more than [•] months;

•	had an outstanding principal balance of at least $[•] and not more than $[•];

•	had a final scheduled payment due not later than [•], 20[•];

•	was not more than [•] days past due;

•	was not identified in the records of Stellantis Financial Services or the servicer as being subject of any pending bankruptcy or insolvency proceeding;

•	was not subject to a force-placed insurance policy on the related financed vehicle;

•	was a Simple Interest Receivable;

•

complied at the time it was originated or made in all material respects with all requirements of applicable federal, state and local laws, and regulations thereunder, except where the failure to comply (i) was remediated or cured in all material respects prior to the cut-off date, or (ii) would not render such receivable unenforceable or create liability for the depositor or the issuing entity, as assignee of such receivable;

•

represented the legal and binding payment obligation of the related obligor, enforceable in all material respects by the holder of the receivable, except as may be limited by bankruptcy, insolvency, reorganization or other laws relating to the enforcement of creditors’ rights or by general equitable principles, consumer protection laws and the Relief Act or similar state or local laws to the extent applicable to the related obligor;

•

(i) the servicer’s electronic records related to the receivable did not indicate that such receivable was satisfied, subordinated or rescinded, or that any related financed vehicle was released from the lien of the related receivable and (ii) none of the material terms of any receivable has been expressly waived, altered or modified in any material respect since its origination, except by instruments or documents identified in the servicer’s receivable system;

•	by its terms required that the obligor thereunder to insure the financed vehicle under a physical damage insurance policy;

•

the obligor on which was not listed on the servicer’s records as the United States or any state thereof or any local government, or any agency, department, political subdivision or instrumentality of the United States or any state thereof or any local government;

•

by its terms did not prohibit the sale, transfer and assignment of such receivable under the purchase agreement and the sale and servicing agreement or the pledge of such receivable under the indenture;

•	constituted “chattel paper”, “accounts”, “instruments” or “general intangibles” within the meaning of the Uniform Commercial Code as in effect in the state of origination.

•	the servicer’s receivable system did not disclose that there was any payment default under the terms of any receivable (other than payment delinquencies of not more than 30 days);

•

immediately prior to the transfers and assignments contemplated under the purchase agreement, Stellantis Financial Services, as seller, had good and marketable title to each receivable free and clear of all liens (except permitted liens and any lien that will be released prior to the assignment of such receivable under the purchase agreement), and, immediately upon the transfer by the depositor to the issuing entity pursuant to the sale and servicing agreement, the depositor will have good and marketable title to such receivable, free and clear of all liens except permitted liens;

•

there is only one original executed copy, electronically authenticated original or authoritative copy of the contract (in each case within the meaning of the applicable Uniform Commercial Code) related to the receivable; and

•

the servicer’s electronic records related to the receivables did not reflect any right of rescission, setoff, counterclaim or defense asserted or threatened by any obligor for any receivable indicated in the servicer’s receivable system.

If a responsible officer of any party to the purchase agreement discovers or receives notice of a breach of any of the Eligibility Representations with respect to any receivable at the time such representations and warranties were made which materially and adversely affects the interests of the issuing entity or the noteholders in such receivable, the party discovering or receiving written notice of such breach will give prompt written notice of that breach to the other party to the purchase agreement; provided, that delivery of the monthly servicer’s certificate which identifies that receivables are being or have been repurchased will be deemed to constitute prompt notice by Stellantis Financial Services and the depositor of such breach; provided, further, that the owner trustee, [the issuer Delaware trustee] or the indenture trustee will be deemed to have knowledge of such breach only if a responsible officer of the owner trustee, [the issuer Delaware trustee] or the indenture trustee, as applicable, has actual knowledge thereof, including without limitation upon receipt of written notice; provided, further, that the failure to give such notice will not affect any obligation of Stellantis Financial Services as the seller under the purchase agreement. If the breach materially and adversely affects the interests of the issuing entity or the noteholders in the related receivable, then Stellantis Financial Services will either (a) correct or cure such breach or (b) repurchase such receivable from the depositor (or its assignee), in either case on or before the payment date following the end of the collection period which includes the 60th day (or, if Stellantis Financial Services elects, an earlier date) after the date Stellantis Financial Services became aware or was notified of such breach. Any such breach or failure will be deemed not to materially and adversely affect the interests of the issuing entity or the noteholders if such breach or failure has not affected the ability of the depositor (or its assignee) to receive and retain payment in full on such receivable. Any such purchase by Stellantis Financial Services will be at a repurchase price equal to the outstanding principal balance of that receivable plus unpaid accrued interest. In consideration for that repurchase, Stellantis Financial Services will pay (or will cause to be paid) the repurchase price by depositing the repurchase price into the collection account on the date of repurchase or an earlier date, if elected by Stellantis Financial Services. The repurchase obligation will constitute the sole remedy available to the issuing entity and the indenture trustee for the failure of a receivable to meet any of the Eligibility Representations.

Asset Representations Review

As discussed above under “—Representations and Warranties; Remedies,” each of Stellantis Financial Services and the depositor will make the Eligibility Representations regarding the receivables. The asset representations reviewer will be responsible for performing a review of certain receivables for compliance with the Eligibility Representations when the following asset review conditions (the “Review Conditions”) have been satisfied:

•	The Delinquency Percentage for any payment date exceeds the Delinquency Trigger, as described below under “—Delinquency Trigger”; and

•	The investors have voted to direct a review of the applicable Subject Receivables pursuant to the process described below under “—Asset Review Voting”.

If the Review Conditions are satisfied (the first date on which the Review Conditions are satisfied is referred to as the “Review Satisfaction Date”), then, pursuant to the direction described below under “—Asset Review Voting” the asset representations reviewer will review the Subject Receivables (as defined below) for compliance with the Eligibility Representations as described below under “—Asset Review”.

Delinquency Trigger

On or prior to each payment date, the servicer will calculate the Delinquency Percentage for the related collection period. The “Delinquency Percentage” for each payment date and the related collection period is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate Principal Balance of all 60-Day Delinquent Receivables as of the last day of that collection period to (ii) the net pool balance as of the last day of that collection period. “60-Day Delinquent Receivables” means, as of any date of determination, [all receivables (other than repurchased receivables and Defaulted Receivables) that are 60 or more days delinquent as of such date (or, if such date is not the last day of a collection period, as of the last day of the collection period immediately preceding such date), as determined in accordance with the servicer’s customary servicing practices]. The “Delinquency Trigger” for any payment date and the related collection period is [[ ]%].

[The Delinquency Trigger was calculated as a multiple of [ ] times the previous historical peak Delinquency Percentage [plus [ ]%].] Stellantis Financial Services developed the Delinquency Trigger from an analysis of the historical 60 day or more delinquency rate over the life of Stellantis Financial Services’ other public securitization transactions since [ ]. Stellantis Financial Services then applied a multiple of [__] to the highest delinquency percentage observed. The multiple derived from this analysis corresponds generally to the multiple of expected cumulative net losses that the notes are expected to be able to withstand before realizing their first dollar loss and is intended to account for future volatility and stressed economic conditions. [Stellantis Financial Services then added a buffer of [ ]% to further ensure that the Delinquency Trigger is not breached due to ordinary fluctuations in the economy.]

For prior pools of retail installment sale contracts that were securitized by Stellantis Financial Services since [ ], the percentage of receivables that have been 60 or more days delinquent have ranged from [__]% to [__]%. The following chart shows the percentage of receivables 60 or more days delinquent in Stellantis Financial Services’ prior securitized pools of retail installment sale contracts for the periods shown. For more information regarding 60 day or more delinquent asset statistics for certain of Stellantis Financial Services’ prior securitized pools of retail installment sale contracts, see “Appendix A—[Vintage Origination Information][Static Pool Information Regarding Certain Previous Securitizations]” in this prospectus.

[Include chart comparing the delinquency trigger to the delinquency statistics for prior pools.]

“Subject Receivables” means, for any Asset Review, all receivables which are, as of the Review Satisfaction Date, 60 or more days delinquent as of such date (or, if such date is not the last day of a collection period, as of the last day of the collection period immediately preceding such date) as determined in accordance with the servicer’s customary servicing practices. However, any receivable which becomes a repurchased receivable or is paid off after the Review Satisfaction Date will no longer be a Subject Receivable.

Asset Review Voting

The monthly distribution report filed by the issuing entity on Form 10-D will disclose if the Delinquency Percentage on any payment date exceeds the Delinquency Trigger. Investors holding at least 5% of the aggregate outstanding principal amount of the notes (the “Instituting Noteholders”) may then elect to initiate a vote to determine whether the asset representations reviewer will conduct the review described under “ —Asset Review” below by giving written notice to the indenture trustee of their desire to institute such a vote. If any of the Instituting Noteholders is not a noteholder as reflected on the note register, the indenture trustee may require that investor to provide verification documents to confirm that the investor is, in fact, a beneficial owner of notes. Any such vote will be (i) initiated no later than 90 days from the filing of the Form 10-D that discloses that the Delinquency Trigger was breached and (ii) completed no later than 150 days from the filing of the Form 10-D that discloses that the Delinquency Trigger was breached. Stellantis Financial Services will be responsible for any expenses incurred in connection with such disclosure, the voting process and reimbursing any expenses incurred by the indenture trustee in connection therewith.

If the Instituting Noteholders initiate a vote as described in the preceding paragraph, the indenture trustee will submit the matter to a vote of all noteholders through DTC (if the notes are then held through DTC) and the issuing entity will notify investors via the Form 10-D for the related collection period for which a vote has been called. Under the current voting procedures of DTC, DTC (as the holder of record for the notes) transfers the right to vote with respect to securities to the DTC participants that hold record date positions via an omnibus proxy. DTC notifies its participants holding positions in the security of their entitlement to vote. DTC participants are responsible for distribution of information to their customers, including any ultimate beneficial owners of interests in the notes. See “Risk Factors—Risks relating to the nature of the notes and the structure of the transaction—Because the notes are in book-entry form, your rights can only be exercised indirectly” in this prospectus. The indenture trustee may set a record date for purposes of determining the identity of investors entitled to vote in accordance with Section 316(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”).

The “Noteholder Direction” will be deemed to have occurred if investors representing at least a majority of the voting investors vote in favor of directing an asset review by the asset representations reviewer. The sponsor, the depositor and the issuing entity are required under the purchase agreement to cooperate with the indenture trustee to facilitate the voting process. Following the completion of the voting process, the next Form 10-D filed by the issuing entity will disclose whether or not a Noteholder Direction has occurred.

Within [five] business days of the Noteholder Direction, the indenture trustee will send a notice to Stellantis Financial Services, the depositor, the servicer and the asset representations reviewer directing the asset representations reviewer to conduct an Asset Review and specifying the applicable Review Satisfaction Date. Within [ten] business days of receipt of such notice, the servicer will provide the asset representations reviewer, with a copy to the indenture trustee, a list of the Subject Receivables.

Fees and Expenses for Asset Review

As described under “—Fees and Expenses”, the asset representations reviewer will be paid [an annual][a monthly] fee of $[ ] from the servicer in accordance with the asset representations review agreement. However, that annual fee does not include the fees and expenses of the asset representations reviewer in connection with an asset review of the Subject Receivables. Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee of $[ ][for each Subject Receivable for which an Asset Review is started] [per hour for its time spent conducting the Asset Review]. The servicer will reimburse the asset representations reviewer for all out-of-pocket expenses incurred by the asset representations reviewer in connection with its review of the Subject Receivables. All fees payable to, and expenses incurred by, the asset representations reviewer in connection with the Asset Review (the “Review Expenses”) will be payable by the servicer and, to the extent the Review Expenses remain unpaid after 30 calendar days, they will be payable out of amounts on deposit in the Collection Account as described under “ —Priority of Payments” in this prospectus.

Asset Review

The asset representations reviewer will perform a review of the Subject Receivables for compliance with the Eligibility Representations (an “Asset Review”) in accordance with such procedures as [the asset representations reviewer deems appropriate, in the discretion of the asset representations reviewer][set forth in the asset representations review agreement].

Under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables by the [60th][90th] day after receipt of review materials related to the Subject Receivables. However, if review materials are missing or insufficient for the asset representations reviewer to perform any test, the asset representations reviewer will request that the servicer provide an updated copy of that review material and the review period will be extended for an additional [30] days. Upon completion of its review, the asset representations reviewer will provide a report to the indenture trustee, the servicer and the issuing entity of the findings and conclusions of the review of the Subject Receivables, and that report will be included with the Form 10-D filed by the issuing entity with respect to the collection period in which the asset representations reviewer’s report is provided.

The asset representations reviewer will only be responsible for determining whether there was noncompliance with any Eligibility Representation with respect to any Subject Receivable, and will not determine whether such noncompliance gives rise to an obligation to repurchase the related Subject Receivable. If the asset representations reviewer determines that there was such noncompliance, the sponsor and the depositor will determine whether the sponsor would be required to make a repurchase. In conducting this investigation, Stellantis Financial Services and the depositor, as applicable, will refer to the information available to it, including the asset representations reviewer’s report. If Stellantis Financial Services or the depositor, as applicable, determines that there has been a breach of an Eligibility Representation that materially and adversely affects the interest of the issuing entity or the noteholders in the related receivable and such breach cannot be corrected or cured, Stellantis Financial Services will be obligated to repurchase the related receivable as described under “ —Representations and Warranties; Remedies.”

Indemnification of the Asset Representations Reviewer

Under the asset representations review agreement, the servicer will indemnify the asset representations reviewer against any and all loss, liability or expense (including reasonable attorneys’ fees) incurred by the asset representations reviewer in connection with its administration of, and the performance of its duties under, the asset representations review agreement. However, the servicer will not reimburse any expense or indemnify against any loss, liability or expense incurred by the asset representations reviewer arising out of or resulting from the asset representations reviewer’s own willful misfeasance, bad faith, negligence or breach of the asset representations review agreement. To the extent that any such indemnities are not otherwise satisfied, they will be paid from Available Funds as described below under “ —Priority of Payments”.

Requests to Repurchase and Dispute Resolution

If the depositor, the issuing entity or the indenture trustee (at the direction of an investor) (each, a “requesting party”) requests that Stellantis Financial Services repurchase any receivable due to a breach of an Eligibility Representation as described under “Description of the Transaction Documents—Representations and Warranties; Remedies” in this prospectus and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by Stellantis Financial Services the requesting party may refer the matter, at its discretion, to either mediation or arbitration. An investor wishing to direct the indenture trustee to request a repurchase as described above may contact the indenture trustee in writing with the details of the purported breach of an Eligibility Representation and the related receivable. If the requesting investor is not a noteholder as reflected on the note register, each written notice from such requesting investor will be accompanied by verification documents to confirm that the requesting investor is, in fact, a beneficial owner of notes. Stellantis Financial Services will be responsible for reimbursing the indenture trustee for any expenses incurred in connection with such verification. Stellantis Financial Services will inform the requesting party in writing upon a determination by Stellantis Financial Services that a receivable subject to a demand to repurchase will be repurchased and the monthly distribution report filed by the issuing entity on Form 10-D for the collection period in which such receivables were repurchased will include disclosure of such repurchase. A failure of Stellantis Financial Services to inform the requesting party that a receivable subject to a demand will be repurchased within 180 days of the receipt of notice of the request will be deemed to be a determination by Stellantis Financial Services that no repurchase of that receivable due to a breach of an Eligibility Representation is required. Additionally, Stellantis Financial Services will file Form ABS-15G disclosing the status of repurchase demands on a periodic basis as required by applicable law.

Although the indenture trustee may request that Stellantis Financial Services repurchase a receivable due to a breach of an Eligibility Representation, nothing in the transaction documents requires the indenture trustee to exercise this discretion and the transaction documents do not provide any requirements regarding what factors the indenture trustee should consider when determining whether to exercise its discretion to request a repurchase. Consequently, it is likely that the requesting party will be the indenture trustee acting at the direction of an investor.

If a Subject Receivable that was reviewed by the asset representations reviewer during an Asset Review is the subject of a dispute resolution proceeding, the asset representations reviewer will participate in the dispute resolution proceeding on request of a party to the proceeding. The reasonable out-of-pocket expenses of the asset representations reviewer for its participation in any dispute resolution proceeding will be considered expenses of the requesting party for the dispute resolution and will be paid by a party to the dispute resolution as determined by the mediator or arbitrator for the dispute resolution, and if such expenses are not paid within 90 days after the end of the proceeding, will be payable by the servicer.

If the requesting party selects mediation, the mediation will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] selected by the requesting party. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation. The mediator will be appointed from a list of neutrals maintained by the American Arbitration Association (the “AAA”).

If the requesting party selects arbitration, the arbitration will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] jointly selected by the parties (or, if the parties are unable to agree on an association, by the AAA). The arbitrator will be appointed from a list of neutrals maintained by the AAA. In its final determination, the arbitrator will determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator in its reasonable discretion. The arbitrator will not have the power to award punitive damages or consequential damages in any arbitration conducted by it, and Stellantis Financial Services will not be required to pay more than the applicable repurchase amount with respect to any receivable which Stellantis Financial Services is required to repurchase.

Any mediation and arbitration described above will be held in [City, State] (or, such other location as the parties mutually agree upon) and will be subject to certain confidentiality restrictions (which will not limit disclosures required by applicable law) and additional terms set forth in the purchase agreement. A requesting party may not initiate a mediation or arbitration as described above with respect to a receivable that is, or has been, the subject of an ongoing or previous mediation or arbitration (whether by that requesting party or another requesting party) but will have the right, subject to a determination by the parties to the existing mediation or arbitration that the joinder would not prejudice the rights of the participants to the existing mediation or arbitration or unduly delay such proceeding, to join an existing mediation or arbitration with respect to that receivable if the mediation or arbitration has not yet concluded.

Collection and Other Servicing Procedures

The servicer will make reasonable efforts to collect all payments called for under the terms and provisions of the receivables as and when the same become due in accordance with its customary servicing practices. Each “collection period” will be the period commencing on the first day of each calendar month of the servicer and ending on the last day of such calendar month (or in the case of the initial collection period, the period commencing on the close of business on the cut-off date and ending on [ ], 20[ ]).

The servicer may in its discretion waive any late payment charge or any other fees that may be collected in the ordinary course of servicing a receivable. The servicer and its affiliates may engage in any marketing practice or promotion or any sale of any products, goods or services to obligors with respect to the receivables so long as such practices, promotions or sales are offered to obligors of comparable motor vehicle receivables serviced by the servicer for itself and others, whether or not such practices, promotions or sales might result in a decrease in the aggregate amount of payments on the receivables, prepayments or faster or slower timing of the payment of the receivables. Additionally, the servicer may refinance any receivable by depositing the full outstanding principal balance of such receivable into the collection account. The receivable created by such refinancing will not be property of the issuing entity. The servicer and its affiliates may also sell insurance or debt cancellation products, including products which result in the cancellation of some or all of the amount of a receivable upon the death or disability of the related obligor or any casualty with respect to the financed vehicle.

Unless required by law, court order or at the direction of a regulatory authority or in accordance with regulatory guidance, the servicer will not release the financed vehicle securing each such receivable from the security interest granted by such receivable in whole or in part except in the event of payment in full by or on behalf of the obligor thereunder or payment in full less a deficiency which the servicer would not attempt to collect in accordance with its customary servicing practices or in connection with repossession or except as may be required by an insurer in order to receive proceeds from any insurance policy covering such financed vehicle.

Upon discovery of a breach of certain servicing covenants set forth in the sale and servicing agreement which materially and adversely affects the interests of the issuing entity or the noteholders in a receivable, the party discovering that breach will give prompt written notice of that breach to the other parties to the sale and servicing agreement; provided, that delivery of the monthly servicer’s certificate which identifies that receivables are being or have been purchased will be deemed to constitute prompt notice by the servicer and the issuing entity of that breach; provided, further, that the failure to give that notice will not affect any obligation of the servicer under the sale and servicing agreement. The indenture trustee will not be obligated to investigate the facts stated in a servicer’s certificate for purposes of the preceding sentence. If the breach materially and adversely affects the interests of the issuing entity or the noteholders in the related receivable, then the servicer will either (a) correct or cure that breach or (b) purchase that receivable from the issuing entity, in either case on or before the payment date following the end of the collection period which includes the 60th day after the date the servicer became aware or was notified of that breach. Such breach will be deemed not to have a material and adverse effect if such breach does not affect the ability of the issuing entity to receive and retain timely payment in full on such receivable. Any such purchase by the servicer will be at a purchase price equal to the outstanding principal balance of that receivable plus accrued interest. In consideration for that purchase, the servicer will pay (or will cause to be paid) to the issuing entity the purchase price by depositing the purchase price into the collection account on the date of purchase. The purchase obligation will constitute the sole remedy available to the issuing entity and the indenture trustee for a breach by the servicer of the related servicing covenants under the sale and servicing agreement.

Administration Agreement

Stellantis Financial Services will be the administrator under the administration agreement. The administrator will perform all of its duties as administrator under the transaction documents and certain duties and obligations of the issuing entity and the owner trustee under certain transaction documents to which the issuing entity is a party (except those duties and obligations of the owner trustee under the trust agreement related to Regulation AB). However, except as otherwise provided in such documents, the administrator will have no obligation to make any payment required to be made by the issuing entity under any such document. The administrator will monitor the performance of the issuing entity and the owner trustee and will advise the issuing entity and the owner trustee when action is necessary to comply with the issuing entity’s and the owner trustee’s duties and obligations under such documents. In furtherance of the foregoing, the administrator will take all appropriate action that is the duty of the issuing entity to take pursuant to such documents.

As compensation for the performance of the administrator, the administrator will be entitled to receive $[ ] annually, which will be solely an obligation of the servicer.

The Accounts

The issuing entity will have the following bank accounts, which initially will be maintained at and will be maintained in the name of the indenture trustee on behalf of the noteholders:

•	the collection account;

•	the principal distribution account; [and]

•	the reserve account[; and]

•	[the risk retention reserve account; and]

•	[the yield supplement account].

Amounts on deposit in the collection account, the principal distribution account, [the risk retention reserve account,] [the yield supplement account] and the reserve account will be invested by the indenture trustee at the direction of the servicer in permitted investments selected by the servicer. Absent such direction from the servicer, the amounts on deposit in the collection account, the principal distribution account and the reserve account will remain uninvested. Permitted investments are limited to obligations or securities that mature no later than the business day prior to the next payment date.

The Collection Account

Under the sale and servicing agreement, unless the monthly remittance condition described below is not satisfied, Stellantis Financial Services as servicer will remit Collections it receives on the receivables to the collection account on the business day preceding each payment date (so long as the monthly remittance condition is met). However, if the monthly remittance condition is not satisfied, the servicer will be required to deposit an amount equal to all Collections into the collection account within two business days after identification. The “monthly remittance condition” will be satisfied if (i) Stellantis Financial Services is the servicer, (ii) no servicer replacement event has occurred and is continuing and (iii) Stellantis Financial Services has a short-term debt rating of at least “[ ]” from [ ] and “[ ]” from [ ]. The servicer may also remit Collections to the collection account on any other alternate remittance schedule (but not later than the related payment date) if the Rating Agency Condition is satisfied with respect to such alternate remittance schedule. Pending deposit into the collection account, Collections may be commingled and used by the servicer at its own risk and are not required to be segregated from its own funds. Currently, the monthly remittance condition is not satisfied. The servicer may deduct from Collections all Unrelated Amounts to the extent such Unrelated Amounts have not been previously reimbursed to the servicer.

On each payment date, the indenture trustee, based solely on and in accordance with the servicer’s certificate, will withdraw from the reserve account and deposit into the collection account any amount of funds required under the sale and servicing agreement to be withdrawn from the reserve account and distributed on that payment date.

Principal Distribution Account

On each payment date, the indenture trustee will transfer funds from the collection account to the principal distribution account in accordance with the servicer’s certificate and will make payments from amounts deposited in the principal distribution account on that date in the order of priority described above under “The Notes—Payments of Principal.”

Reserve Account

The servicer will establish the reserve account in the name of the indenture trustee for the benefit of the noteholders. To the extent that Collections on the receivables and amounts on deposit in the reserve account are insufficient, the noteholders will have no recourse to the assets of the certificateholders, the depositor or servicer as a source of payment.

The reserve account initially will be funded by a deposit from proceeds of the offering of the notes on the closing date in an amount equal to at least [•]% of the Adjusted Pool Balance as of the closing date [and this amount is expected to increase up to an amount equal to the Specified Reserve Account Balance].

As of any payment date, the amount of funds actually on deposit in the reserve account may, in certain circumstances, be less than the Specified Reserve Account Balance. On each payment date, the issuing entity will, to the extent available, deposit the amount, if any, necessary to cause the amount of funds on deposit in the reserve account to equal the Specified Reserve Account Balance to the extent set forth below under “ —Priority of Payments.”

The amount of funds on deposit in the reserve account may decrease on each payment date by withdrawals of funds to cover shortfalls in the amounts required to be distributed pursuant to clauses first through [ninth] under “ —Priority of Payments” below.

If the amount of funds on deposit in the reserve account on any payment date, after giving effect to all deposits to and withdrawals from the reserve account on that payment date, is greater than the Specified Reserve Account Balance for that payment date, then the indenture trustee will deposit the amount of the excess into the collection account and the excess will then be distributed as part of Available Funds for that payment date for distribution as specified under “ —Priority of Payments” below.

In addition, on any payment date if the sum of the amount in the reserve account and the amount of remaining Available Funds after payment of the amounts set forth in clauses first through [ninth] under “ —Priority of Payments” (without regard to any caps set forth therein) would be sufficient to pay in full the aggregate unpaid principal amount of all of the outstanding notes, then the indenture trustee will, if instructed by the servicer, withdraw all amounts from the reserve account for distribution as part of Available Funds for that payment date.

[Risk Retention Reserve Account

On or prior to the closing date, a separate account that will be structured to be an eligible horizontal cash reserve account (the “risk retention reserve account”) will be established and fully funded in an amount equal to $[ ] on the closing date. The risk retention reserve account will be an eligible account held by the indenture trustee, and will be pledged to the indenture trustee for the benefit of the noteholders. Amounts on deposit in the risk retention reserve account will be invested as provided in the sale and servicing agreement in eligible investments.

The risk retention reserve account is intended to assist with the payment of interest on and/or principal of the notes and other expenses and amounts owed by the issuing entity in the manner specified below.

Amounts held in the risk retention reserve account will be held for the benefit of the noteholders. On each payment date, funds will be withdrawn from the risk retention reserve account to the extent the total required payment for such payment date exceeds the available amounts and the amounts in the reserve account for such payment date and will be deposited in the collection account for distribution to the noteholders, in the priority set forth under “ —Priority of Payments” below.]

[Yield Supplement Account

On or before the closing date, the Yield Supplement Account will be established and maintained in the name of the indenture trustee for the benefit of the noteholders (the “yield supplement account”), as described under “Description of the Transaction Documents—Yield Supplement Account” below.]

Advances

The servicer may, in its sole discretion, elect to make a payment with respect to the aggregate scheduled monthly payments due on the receivables but not received during and prior to the related collection period. The servicer has not made such advances historically but retains the right to do so in the future. We refer to such a payment herein as an “advance”. Advances made by the servicer with respect to any receivable will be repaid, if not otherwise reimbursed, from available amounts in the collection account and any amounts available from the reserve account. The servicer will not charge interest on amounts so advanced.

The servicer will not make an advance with respect to any Defaulted Receivable. In addition, the servicer will not make an advance unless it reasonably believes, in its sole discretion, that such advance is likely to be recoverable from subsequent collections on the receivables. In making advances, the servicer will assist in maintaining a regular flow of payments on the receivables, rather than guarantee or insure against losses. Accordingly, all advances will be reimbursable to the servicer, without interest (from Available Funds, including Collections on the receivables pool), prior to any distributions on the notes. See “ —Priority of Payments” below. The servicer will be reimbursed for any advance from Available Funds prior to any payments on the notes; provided, however, that the servicer may elect, in its sole discretion, to be reimbursed for any unreimbursed advance made in respect of a receivable at an earlier date pursuant to the sale and servicing agreement or the indenture, as applicable, or from the following sources with respect to such receivable: (i) subsequent payments made by or on behalf of the related obligor or (ii) Liquidation Proceeds.

In addition, if, at the close of business on the last day of a collection period, an obligor is entitled to a rebate of an insurance policy or other ancillary product, then the servicer may advance to the obligor an amount equal to such rebate to the extent the servicer expects to recover the amount of the rebate from the insurer, the seller of the ancillary product or another person. Advances relating to rebates can be delivered to obligors and reported in the servicer’s report in any manner the servicer selects in its discretion. Without limiting the foregoing, a rebate advance can be made, in the discretion of the servicer, by reducing the outstanding principal balance of the applicable receivable and may be included in the servicer’s report as a principal collection.

Priority of Payments

On each payment date, except after acceleration of the notes after an event of default under the indenture, the indenture trustee will make the following deposits and distributions (based solely on and in accordance with the servicer’s certificate delivered pursuant to the sale and servicing agreement), to the extent of the Available Funds then on deposit in the collection account with respect to the collection period preceding that payment date—including funds, if any, deposited into the collection account from the reserve account and any advance made by the servicer—in the following order of priority (which we sometimes refer to as the “payment waterfall”):

(1)

first, to the servicer (or any predecessor servicer, if applicable), for reimbursement of all outstanding advances [except that available funds from the risk retention reserve account will not be used for this purpose as long as Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer];

(2)

second, to the servicer, the servicing fee and all unpaid servicing fees with respect to prior collection periods [except that available funds from the risk retention reserve account will not be used for this purpose as long as Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer];

(3)

third, pro rata, to the indenture trustee, the owner trustee, [the issuer Delaware trustee] and the asset representations reviewer, fees and expenses (including indemnification amounts) due and owing under the trust agreement, the sale and servicing agreement and the indenture, as applicable, which have not been previously paid, provided, that such accrued and unpaid fees and expenses (including indemnification amounts) payable (A) to the indenture trustee pursuant to this clause third may not exceed $[ ] per annum, (B) to the owner trustee [and the issuer Delaware trustee] pursuant to this clause third may not exceed[, in the aggregate,] $[ ] per annum and (C) to the asset representations reviewer pursuant to this clause third may not exceed $[ ] per annum; provided further that if the accrued and unpaid fees and expenses (including indemnification amounts) payable to any of the indenture trustee, the owner trustee, [the issuer Delaware trustee] or the asset representations reviewer exceeds such cap, such trustee will receive any unused amount of the other parties’ cap up to an amount not to exceed, in the aggregate, $[ ] per annum, payable on the last payment date of the related calendar year;

(4)

fourth, to the noteholders of the Class A notes, pro rata, the accrued Class A note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on each class of the Class A notes at their respective interest rates on the Note Balance of each such class as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class A noteholders on or prior to the preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the Class A noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class A noteholders on those prior payment dates, plus interest on any such shortfall at the respective interest rates for each class of Class A notes (to the extent permitted by law); provided, that if there are not sufficient funds available to pay the entire amount of the accrued Class A note interest, the amount available will be applied to the payment of interest on the Class A notes on a pro rata basis based on the amount of interest payable to each class of Class A notes;

(5)	fifth, to the principal distribution account for distribution pursuant to “The Notes—Payments of Principal” above, the First Allocation of Principal, if any;

(6)

[sixth, to the noteholders of the Class B notes, the accrued Class B note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class B notes at the Class B interest rate on the Class B Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class B noteholders on or prior to the preceding payment date, and (ii) the excess, if any, of the amount of interest due and payable to the Class B noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class B noteholders on those prior payment dates, plus interest on any such shortfall at the Class B interest rate (to the extent permitted by law);]

(7)	[seventh, to the principal distribution account for distribution pursuant to “The Notes—Payments of Principal” above, the Second Allocation of Principal, if any;]

(8)

[eighth, to the noteholders of the Class C notes, the accrued Class C note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class C notes at the Class C interest rate on the Class C Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class C noteholders on or prior to the preceding payment date, and (ii) the excess, if any, of the amount of interest due and payable to the Class C noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class C noteholders on those prior payment dates, plus interest on any such shortfall at the Class C interest rate (to the extent permitted by law);]

(9)	[ninth, to the principal distribution account for distribution pursuant to “The Notes—Payments of Principal” above, the Third Allocation of Principal, if any;]

(10)	tenth, to the reserve account, any additional amounts required to increase the amount on deposit in the reserve account up to the Specified Reserve Account Balance;

(11)	eleventh, to the principal distribution account for distribution pursuant to “The Notes—Payments of Principal” above, the Regular Allocation of Principal, if any;

(12)

twelfth, pro rata, to the indenture trustee, the owner trustee, [the issuer Delaware trustee] and the asset representations reviewer, all amounts due pursuant to clause third above to the extent not paid in such clause; and

(13)	thirteenth, any funds remaining, to the certificateholders, pro rata based on the percentage interest of each certificateholder.

Upon and after any distribution to the certificateholders of any amounts, the noteholders will not have any rights in, or claims to, those amounts. On each payment date, after all deposits and distributions of higher priority as described above, the certificateholders will be entitled to any funds remaining on that payment date.

If the sum of the amounts required to be distributed pursuant to clauses first through [ninth] above exceeds the sum of Available Funds and servicer advances for that payment date, the indenture trustee (based solely on and in accordance with the servicer’s certificate) will withdraw from the reserve account and deposit in the collection account for distribution in accordance with the payment waterfall an amount equal to the lesser of the funds in the reserve account and the shortfall.

Fees and Expenses

The fees and expenses (including indemnification amounts) paid or payable from Available Funds are set forth in the table below. Those fees and expenses are paid on each payment date as described above under “ —Priority of Payments” and “ —Priority of Payments May Change Upon an Event of Default”.

Recipient	Fees and Expenses Payable*

Servicer	The servicing fee and investment earnings as described below under “ —Servicing Compensation and Expenses”

Indenture Trustee	$[•] per annum, plus reasonable expenses and any indemnification amounts due under the transaction documents to the extent not paid under the transaction documents**

Owner Trustee	$[•] per annum, plus reasonable expenses and any indemnification amounts due under the transaction documents to the extent not paid under the transaction documents**

[Issuer Delaware Trustee ]	[$[•] per annum, plus reasonable expenses and any indemnification amounts due under the transaction documents to the extent not paid under the transaction documents**]

Asset Representations Reviewer	$[•] per annum [plus expenses] and, in connection with an Asset Review, $[•] per receivable reviewed as described above under “ —Asset Representations Review —Fees and Expenses for Asset Review”***

*	The fees and expenses described above do not change upon an event of default although actual expenses incurred may be higher after an event of default.
**

The issuing entity has the primary obligation to pay the fees and expenses of the indenture trustee, the owner trustee [and the issuer Delaware trustee], and to the extent not satisfied by the issuing entity, the servicer will have the obligation to pay such fees and expenses.

***	[The sponsor has the primary obligation to pay the fees and expenses of the asset representations reviewer.]

The Owner Trustee[, the Issuer Delaware Trustee] and the Indenture Trustee

Generally, prior to an event of default (and with respect to the owner trustee [and the issuer Delaware trustee] both prior to and after an event of default), the owner trustee, [the issuer Delaware trustee] and indenture trustee will be required to perform only those duties specifically required of them under the sale and servicing agreement, trust agreement, administration agreement or indenture, as applicable. Generally, those duties are limited to the receipt of the various certificates, reports or other instruments required to be furnished to the owner trustee, [the issuer Delaware trustee] or indenture trustee under the sale and servicing agreement, trust agreement, administration agreement, or indenture, as applicable, and the making of payments or distributions to noteholders in the amounts specified in reports provided by the servicer.

Each of the owner trustee, [the issuer Delaware trustee] and indenture trustee, and any of their respective affiliates, may hold securities in their own names. In addition, for the purpose of meeting the legal requirements of local jurisdictions, each of the owner trustee, [the issuer Delaware trustee] and indenture trustee, in some circumstances, acting jointly with the depositor and the administrator, respectively, will have the power to appoint co-trustees or separate trustees of all or any part of the issuing entity property. In the event of the appointment of co-trustees or separate trustees, all rights, powers, duties and obligations conferred or imposed upon the owner trustee, [the issuer Delaware trustee] or indenture trustee by the transaction documents will be conferred or imposed upon the owner trustee, [the issuer Delaware trustee] or indenture trustee and the separate trustee or co-trustee jointly, or, in any jurisdiction in which the owner trustee, [the issuer Delaware trustee] or indenture trustee is incompetent or unqualified to perform specified acts, singly upon the separate trustee or co-trustee who will exercise and perform any rights, powers, duties and obligations solely at the direction of the depositor or the administrator.

The indenture trustee may resign at any time, in which event the issuing entity will be obligated to cause the administrator to appoint a successor indenture trustee. The issuing entity will remove the indenture trustee if, among other things, the indenture trustee ceases to be eligible to continue as such under the indenture or if the indenture trustee becomes insolvent. In such circumstances, the issuing entity will be obligated to appoint a successor indenture trustee. In addition, the holders of a majority of the outstanding principal amount of the notes, may remove the indenture trustee without cause upon 30 days’ prior written notice to the indenture trustee and the issuing entity and may appoint a successor indenture trustee. Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee does not become effective until acceptance of the appointment by the successor indenture trustee and payment of all fees and expenses owed to the outgoing indenture trustee.

The owner trustee may resign at any time, in which event the depositor and the administrator, acting jointly, will be obligated to appoint a successor owner trustee. The depositor or the administrator may remove the owner trustee if, among other things, the owner trustee ceases to be eligible to continue as such under the trust agreement or if the owner trustee becomes insolvent. In such circumstances, the depositor and the administrator, acting jointly, will be obligated to appoint a successor owner trustee. Any resignation or removal of the owner trustee and appointment of a successor owner trustee does not become effective until acceptance of the appointment by the successor owner trustee and payment of all fees and expenses owed to the outgoing owner trustee.

[The issuer Delaware trustee may resign at any time, in which event the depositor and the administrator, acting jointly, will be obligated to appoint a successor issuer Delaware trustee. The depositor or the administrator may remove the issuer Delaware trustee if, among other things, the issuer Delaware trustee ceases to be eligible to continue as such under the trust agreement or if the issuer Delaware trustee becomes insolvent. In such circumstances, the depositor and the administrator, acting jointly, will be obligated to appoint a successor issuer Delaware trustee. Any resignation or removal of the issuer Delaware trustee and appointment of a successor issuer Delaware trustee does not become effective until acceptance of the appointment by the successor issuer Delaware trustee and payment of all fees and expenses owed to the outgoing issuer Delaware trustee.]

Before the indenture trustee acts or refrains from acting, it may require an officer’s certificate or an opinion of counsel, as applicable, and the indenture trustee will not be liable for any action it takes, suffers or omits to take in good faith in reliance on such officer’s certificate or opinion of counsel. Further, the indenture trustee will not be liable for any action it takes or omits to take in good faith which it reasonably believes to be authorized or within discretion or rights or powers conferred upon it by the indenture; provided, however, that the indenture trustee’s conduct does not constitute willful misconduct, negligence or bad faith. The indenture trustee will not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except to the limited extent as set forth in the indenture. In no event will the indenture trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the indenture trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

None of the indenture trustee, the owner trustee [or the issuer Delaware trustee] will be personally liable or accountable under any of the transaction documents under any circumstances notwithstanding anything in the transaction documents to the contrary, except for its own willful misconduct or gross negligence and, among other things, for taxes, fees or other charges on, based on or measured by, any fees, commissions or compensation received by such trustee. [Neither] the owner trustee [will not] [nor the issuer Delaware trustee will] be personally liable for special, indirect, consequential or punitive damages, however styled, including, without limitation, lost profits.

[Neither] the owner trustee [nor the issuer Delaware trustee] will [not] have any responsibility to monitor compliance with or enforce compliance with the credit risk retention requirements for asset-backed securities or other rules or regulations relating to risk retention.

Indemnification of the Indenture Trustee, the Owner Trustee [and the Issuer Delaware Trustee]

Under the indenture, the indenture trustee will be indemnified for any loss, liability, claim, action, suit or expense (including reasonable attorney’s fees and including all loss, liability, claim, action, suit or expense incurred in connection with enforcement of its indemnification rights) incurred without willful misconduct, negligence or bad faith on the part of the indenture trustee in connection with the administration of the trust or trusts under the indenture or the performance of its duties as indenture trustee, including, with certain limitations, the costs and expenses of defending itself against any claim in connection with the exercise or performance of any of its powers or duties under the indenture. Such indemnities will be paid from Available Funds as described above under “ —Priority of Payments” and below under “ —Priority of Payments May Change Upon an Event of Default” or, to the extent they are not otherwise satisfied, by the servicer.

Under the trust agreement, the owner trustee [and the issuer Delaware trustee] will be indemnified from and against any and all loss, liability, action, suit, expense, tax, penalty or claim (including reasonable legal fees and expenses, which will include legal fees and expenses in connection with enforcement of its indemnification rights) of any kind and nature whatsoever which may at any time be imposed on, incurred by or asserted against the owner trustee [or the issuer Delaware trustee] in any way relating to or arising out of the trust agreement, the other transaction documents, the issuing entity property, the administration of the issuing entity property or the action or inaction of the owner trustee [or the issuer Delaware trustee, as applicable]. However, none of the depositor, the issuing entity nor the servicer will be liable for or required to indemnify the owner trustee [or the issuer Delaware trustee, as applicable,] from and against any of the foregoing expenses arising or resulting from (i) the owner trustee’s [or the issuer Delaware trustee’s] own willful misconduct or gross negligence, (ii) the inaccuracy of certain of the owner trustee’s [or the issuer Delaware trustee’s] representations and warranties, (iii) liabilities arising from the failure of the owner trustee [or the issuer Delaware trustee] to perform certain obligations or (iv) taxes, fees or other charges on, based on or measured by, any fees, commissions or compensation received by the owner trustee [or the issuer Delaware trustee]. Such indemnities will be paid from Available Funds as described above under “ —Priority of Payments” and below under “ —Priority of Payments May Change Upon an Event of Default” or, to the extent they are not otherwise satisfied, by the servicer.

Statements to Noteholders

On or prior to the [•] Business Day preceding each payment date, the servicer will provide to the indenture trustee and, on each payment date, the indenture trustee will forward or otherwise make available to each noteholder a statement (prepared by the servicer) setting forth for that payment date and the related collection period the following information (or such other substantially similar information so long as such information satisfies the requirements of Item 1121 of Regulation AB):

•	the amount of the distribution on or with respect to each class of notes allocable to principal;

•	the amount of the distribution on or with respect to each class of notes allocable to interest;

•

the Class A-1 Note Balance, the Class A-2[-A] Note Balance[, the Class A-2-B Note Balance], the Class A-3 Note Balance, the Class A-4 Note Balance, [the Class B Note Balance,] [and the Class C Note Balance,] in each case after giving effect to payments on such payment date;

•	the First Allocation of Principal, [the Second Allocation of Principal,] [the Third Allocation of Principal] and the Regular Allocation of Principal for such payment date;

•	[the payments to any enhancement provider with respect to any credit or liquidity enhancement on that payment date;]

•

(i) the amount on deposit in the reserve account and the specified reserve account balance, each as of the beginning and end of the related collection period, (ii) the amount deposited in the reserve account in respect of such payment date, if any, (iii) the reserve account draw amount and the reserve account excess amount, if any, to be withdrawn from the reserve account on such payment date, (iv) the balance on deposit in the reserve account on such payment date after giving effect to withdrawals therefrom and deposits thereto in respect of such payment date and (v) the change in such balance from the immediately preceding payment date;

•	the principal distribution amount for such payment date;

•	the net pool balance and the Note Factor as of the close of business on the last day of the preceding collection period;

•	the number of, and aggregate amount of monthly principal and interest payments due on, the related receivables which are delinquent as of the end of the related collection period;

•	the amount of the servicing fee to be paid to the servicer with respect to the related collection period and the amount of any unpaid servicing fees;

•	the amount of the noteholders’ interest carryover shortfall, if any, on such payment date and the change in such amounts from the preceding payment date;

•	the aggregate repurchase price with respect to repurchased receivables paid by (i) the servicer and (ii) the sponsor with respect to the related collection period;

•	the number of receivables that are 31-60, 61-90 and 91-120 days delinquent as of the end of the related collection period;

•	the aggregate outstanding principal balance of receivables that are 31-60, 61-90 and 91-120 days delinquent as of the end of the related collection period;

•	the percentage of the total aggregate outstanding principal balance of receivables that are 31-60, 61-90 and 91-120 days delinquent as of the end of the related collection period;

•	the amount of advances, if any, on such payment date;

•	the amount of Collections for the related collection period;

•	the aggregate amount of proceeds received by the servicer, net of reimbursable out-of-pocket expenses, in respect of a receivable which is a Defaulted Receivable;

•	the number and outstanding balance of receivables for which the related financed vehicle has been repossessed;

•	[the amount remaining of any yield supplement overcollateralization amount, credit, or liquidity enhancement, if applicable;]

•	[the amount on deposit in the yield supplement account after giving effect to changes thereto on such payment date and the amount distributed from the yield supplement account on such payment date;]

•

[(i) the balance on deposit in the risk retention reserve account on such payment date after giving effect to withdrawals therefrom and deposits thereto in respect of such payment date, if any and (ii) the amount and application of any funds withdrawn from the risk retention reserve account with respect to such payment date, if any;]

•	the Delinquency Percentage for the related collection period; and

•	the Delinquency Trigger for such payment date.

The servicer may, in its sole discretion, elect to include the information specified in the [•], [•] and [•] bullet points above in 30-day increments beginning with 30-59 days delinquency in lieu of the increments set forth in such bullet points above.

The indenture trustee will make the above listed statements available via the indenture trustee’s internet website. The indenture trustee’s internet website will be initially located at “[    ]” or at such other address as will be specified by the indenture trustee from time to time in writing to the noteholders, the servicer, the issuing entity or any paying agent. The indenture trustee will not be liable for the dissemination of information in accordance with the indenture. The indenture trustee will notify the noteholders in writing of any changes in the address of or means of access to the internet website where the statements are accessible.

Within a reasonable period of time after the end of each calendar year during the term of the issuing entity, but not later than the latest date permitted by applicable law, the indenture trustee or paying agent will furnish information required by law to complete federal and state income tax returns to each person who on any record date during the calendar year was a registered noteholder. See “Material U.S. Federal Income Tax Consequences” in this prospectus.

Overcollateralization

Overcollateralization is the amount by which the Adjusted Pool Balance exceeds the aggregate outstanding principal amount of the notes. Overcollateralization means that there will be additional assets (in addition to the yield supplement overcollateralization amount described below) generating Collections that will be available to cover credit losses on the receivables and any shortfalls due to any receivables with low contract rates. The initial amount of overcollateralization on the closing date will be approximately [•]% of the Adjusted Pool Balance as of the closing date. This transaction is structured to make principal payments on the notes in an amount greater than the decrease in the Adjusted Pool Balance until a targeted level of overcollateralization is reached. After that point, principal payments on the notes will be made in an amount sufficient to maintain the Target Overcollateralization Amount, although there can be no assurance that the Target Overcollateralization Amount will be reached and maintained.

[Excess Interest]

[Because more interest is expected to be paid by the obligors in respect of the receivables than is necessary to pay the servicing fee, trustee fees, expenses and indemnity amounts, asset representations reviewer fees, expenses and indemnity amounts (to the extent not otherwise paid by the sponsor), amounts required to be deposited in the reserve account, if any, and interest on the notes each month, there is expected to be excess interest. Any excess interest will be applied on each payment date as an additional source of Available Funds as described under “—Priority of Payments” above.]

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

[Yield Supplement Overcollateralization Amount

As of the closing date, the yield supplement overcollateralization amount will equal $[ ], which is approximately [ ]% of the [Adjusted] Pool Balance as of the cut-off date. The yield supplement overcollateralization amount will decline on each payment date. It is intended to compensate for low APRs on some of the receivables and is in addition to the overcollateralization described under “ —Overcollateralization” above.

With respect to any payment date, the “yield supplement overcollateralization amount” is the amount specified below with respect to that payment date:

Payment Date	Yield Supplement Overcollateralization Amount
Closing Date	$	[•]
[•] 20[•]	$	[•]
[•] 20[•]	$	[•]
[•] 20[•]	$	[•]

The yield supplement overcollateralization amount may be increased or decreased, on or before the day of pricing, pro rata based on the initial Note Balance. The yield supplement overcollateralization amount for each payment date is equal to the sum of the amount for each receivable equal to the excess, if any, of (x) the scheduled payments due on the receivable for each future Collection Period discounted to present value as of the end of the preceding Collection Period at the APR of that receivable over (y) the scheduled payments due on the receivable for each future Collection Period discounted to present value as of the end of the preceding Collection Period at a discount rate equal to the greater of the APR of that receivable and [•]%. For purposes of the preceding definition, future scheduled payments on the receivables are assumed to be made on their scheduled due dates without any delay, defaults or prepayments.]

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

[Yield Supplement Account

The funds on deposit in the yield supplement account are intended to supplement the interest collections for each calendar month on those receivables that have relatively low annual contract rates.

On or prior to the closing date, a yield supplement account will be established in the name of the indenture trustee for the benefit of the noteholders. The yield supplement account is designed primarily to supplement the interest collections on the receivables that have APRs which are less than the “Required Rate”, which is a rate equal to [_]% (which we refer to as the “Discount Receivables”). On the closing date, the depositor will cause to be deposited into the yield supplement account an amount equal to $[•], which will be determined at the time of pricing based on the interest rate of the notes and will be structured to achieve at least [•]% estimated excess spread per annum as of the closing date. Neither the depositor nor the servicer will make any additional deposits to the yield supplement account after the closing date.

On each payment date, the indenture trustee shall withdraw the yield supplement withdrawal amount from monies on deposit in the yield supplement account and deposit such amount into the [collection account][principal distribution account] to be included in Available Funds on that related payment date.

On each Payment Date, the amount required to be on deposit in the yield supplement account will decline and be equal to the present value of the sum of all yield supplement amounts for all future payment dates, assuming that future scheduled payments on the Discount Receivables are made on the date on which they are scheduled as being due. The amount on deposit in the yield supplement account will decrease as payments are made with respect to the yield supplement amount. Amounts on deposit on any payment date in the yield supplement account in excess of the required yield supplement amount, after giving effect to all payments to be made on that payment date, will be released to the depositor. Monies on deposit in the yield supplement account may be invested in eligible investments.

The “yield supplement withdrawal amount” will be an amount equal to the lesser of (1) the amount on deposit in the yield supplement account and (2) the sum of (a) the yield supplement amount, and (b) after giving effect to the withdrawal of the yield supplement amount, the amount by which the amount on deposit in the yield supplement account exceeds the maximum amount required to be on deposit therein on the immediately succeeding payment date.

The “yield supplement amount” means the aggregate amount by which one month’s interest on the principal balance, as of the first day of the related Collection Period, of each Discount Receivable (other than a Discount Receivable that is a Defaulted Receivable) at a rate equal to the Required Rate, exceeds one month’s interest on such principal balance at the APR of each such receivable.]

The “required yield supplement amount” will be an amount equal to $[•].

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

Optional Redemption

If Stellantis Financial Services, as servicer, exercises its optional clean-up call to purchase the assets of the issuing entity (other than the reserve account) on any payment date when the net pool balance as of the last day of the related collection period has declined to [10]% or less of the net pool balance as of the cut-off date, then the outstanding notes will be redeemed in whole, but not in part, on the payment date on which Stellantis Financial Services exercises this option. The purchase price will be equal to all amounts owed in accordance with clauses first through [third] set forth in “—Priority of Payments” above plus the outstanding principal amount of all the notes plus accrued and unpaid interest thereon (after giving effect to all distributions for that payment date in accordance with “ —Priority of Payments” above without regard to any caps set forth therein) up to but excluding that payment date at the applicable interest rate. [It is expected that at the time this clean-up call option becomes available to the servicer, only the Class [•] notes will be outstanding.]

Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which the sum of the amounts in the reserve account and the remaining Available Funds after the payments under clauses first through [ninth] set forth in “—Priority of Payments” above (without regard to any caps set forth therein) would be sufficient to pay in full the aggregate outstanding principal amount of all of the outstanding notes as determined by the servicer. On such payment date, (i) the indenture trustee upon written direction from the servicer will transfer all amounts on deposit in the reserve account to the collection account and (ii) the outstanding notes will be redeemed in whole, but not in part.

If the notes are to be redeemed pursuant to this section, the administrator or the issuing entity will provide at least 10 days’ prior notice of the redemption to the indenture trustee and the owner trustee and the indenture trustee will provide prompt (but not later than 5 days) notice thereof to the noteholders.

Servicing Compensation and Expenses

The servicer will be entitled to receive a servicing fee for each collection period. The “servicing fee” for any payment date will be an amount equal to the product of (1) one-twelfth, (2) [•]% and (3) the net pool balance as of the first day of the related collection period (or as of the cut-off date, in the case of the first payment date). As additional compensation, the servicer will be entitled to retain all Supplemental Servicing Fees. In addition, the servicer will be entitled to receive all investment earnings (net of investment losses and expenses) from the investment of funds in the collection account, the reserve account and the principal distribution account. The servicing fee, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be payable on each payment date from funds on deposit in the collection account with respect to the collection period preceding such payment date, including funds, if any, deposited into the collection account from the reserve account and any advances made by the servicer. The servicer will pay all expenses (apart from certain expenses incurred in connection with liquidating a financed vehicle related to a receivable, such as auction, painting, repair or refurbishment expenses in respect of that financed vehicle) incurred by it in connection with its servicing activities (including any fees and expenses of the indenture trustee, the owner trustee [and the issuer Delaware trustee]) and generally will not be entitled to reimbursement of those expenses. The servicer will have no responsibility, however, to pay any losses with respect to the receivables.

Modifications of Receivables

Pursuant to the sale and servicing agreement, the servicer may grant extensions, rebates, deferrals, amendments, modifications or adjustments on a receivable in accordance with its customary servicing practices; provided, however, that if the servicer (i) extends the date for final payment by the obligor of any receivable beyond the last day of the collection period immediately preceding the latest final scheduled payment date of any notes issued under the indenture or (ii) reduces the contract rate or principal balance with respect to any receivable other than (A) as required by applicable law or court order, (B) in connection with the application by the servicer of payments received from a dealer and applied to reduce the principal balance of such receivable, (C) at the direction of a regulatory authority or in accordance with regulatory guidance, (D) if the related obligor is an obligor who is a “servicemember” in “military service” or is a “dependent” of a “servicemember” (in each case, within the meaning of the Relief Act) or (E) the related obligor has experienced a hardship and, in the judgment of the servicer in accordance with its customary servicing practices, it is reasonably foreseeable that the obligor will be unable to pay the principal balance of, and accrued and unpaid interest and fees on, such receivable in accordance with its terms, it will either correct such action or promptly purchase such receivable from the issuing entity if such change in the receivable would materially and adversely affect the interests of the issuing entity or the noteholders in such receivable.

Servicer Replacement Events

The occurrence and continuation of any one or more of the following events constitute “servicer replacement events” under the sale and servicing agreement:

•

any failure by the servicer to deliver or cause to be delivered any required payment to the indenture trustee for distribution to the noteholders, which failure continues unremedied for 10 business days after discovery thereof by a responsible officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or noteholders evidencing a majority of the aggregate outstanding principal amount of the notes then outstanding;

•

any failure by the servicer to duly observe or perform in any material respect any other of its covenants or agreements in the sale and servicing agreement, which failure materially and adversely affects the rights of the issuing entity or the noteholders, and which continues unremedied for 90 days after discovery thereof by a responsible officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or the noteholders evidencing a majority of the aggregate outstanding principal amount of the notes then outstanding (it being understood that no servicer replacement event will result from a breach by the servicer of any covenant for which the purchase of the affected receivable is specified as the sole remedy pursuant to the sale and servicing agreement);

•

any representation or warranty of the servicer made in any transaction document to which the servicer is a party or by which it is bound or any certificate delivered pursuant to the sale and servicing agreement proves to have been incorrect in any material respect when made, which failure materially and adversely affects the rights of the issuing entity or the noteholders, and which failure continues unremedied for 90 days after discovery thereof by a responsible officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or the noteholders evidencing a majority of the aggregate outstanding principal amount of the notes then outstanding (it being understood that any repurchase or purchase, as applicable, of a receivable by Stellantis Financial Services pursuant to the purchase agreement or by the servicer pursuant to the sale and servicing agreement will be deemed to remedy any incorrect representation or warranty with respect to such receivable); or

•	the occurrence of certain events (which, if involuntary, remain unstayed for more than 90 consecutive days) of bankruptcy, insolvency, receivership or liquidation of the servicer.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first three bullet points above for a period of 120 days will not constitute a servicer replacement event if that delay or failure was caused by force majeure or other similar occurrence.

The existence or occurrence of any “material instance of noncompliance” (within the meaning of Item 1122 of Regulation AB) will not create any presumption that any event under the first two bullet points above has occurred.

If the commencement of a bankruptcy or similar case or proceeding were the only servicer replacement event, and a bankruptcy trustee or similar official has been appointed for the servicer, the trustee or such official may have the power to prevent the servicer’s removal.

Removal or Replacement of the Servicer

If a servicer replacement event has occurred and is continuing, the indenture trustee, acting at the written direction of noteholders evidencing at least 66 2⁄3% of the aggregate outstanding principal amount of the outstanding notes, will terminate all of the servicing rights and obligations of the servicer with respect to the receivables. The indenture trustee will effect that termination by delivering notice to the servicer, the owner trustee, the issuing entity, the administrator and the noteholders. Any successor servicer must be an established institution whose regular business includes the servicing of comparable motor vehicle receivables.

Stellantis Financial Services, as servicer, may not resign from its servicing obligations and duties except upon determination that the performance of its duties as servicer is no longer permissible under applicable law. Except as set forth below, no such resignation will become effective until a successor servicer has assumed the obligations and duties of Stellantis Financial Services, as servicer. The servicer may, at any time without notice or consent, delegate (a) any or all of its duties (including, without limitation, its duties as custodian) under the transaction documents to any of its affiliates or (b) specific duties to sub-contractors who are in the business of performing similar duties. However, no delegation to affiliates or sub-contractors will release the servicer from its duties under the sale and servicing agreement, and the servicer will remain obligated and liable to the issuing entity and the indenture trustee for those duties as if the servicer alone were performing those duties.

Upon the servicer’s receipt of notice of termination, the predecessor servicer will continue to perform its functions as servicer only until the date specified in that termination notice or, if no date is specified therein, until receipt of that notice. If a successor servicer has not been appointed at the time when the predecessor servicer ceases to act as servicer of the receivables, the indenture trustee without further action will automatically be appointed the successor servicer; provided, however, that the indenture trustee, as successor servicer will not be responsible, in its individual capacity, for the fees and expenses of the indenture trustee, the owner trustee, [the issuer Delaware trustee,] the issuing entity, any custodian, the administrator, independent accountants or expenses incurred in connection with the distribution and reports to the noteholders. However, if the indenture trustee is legally unable or is unwilling to act as servicer, the indenture trustee will appoint (or petition a court to appoint) a successor servicer.

Upon appointment of a successor servicer, the successor servicer will assume all of the responsibilities, duties and liabilities of the servicer with respect to the receivables (other than the obligations of the predecessor servicer that survive its termination as servicer, including indemnification obligations against certain events arising before its replacement). In a bankruptcy or similar proceeding for the servicer, a bankruptcy trustee or similar official may have the power to prevent the indenture trustee, the owner trustee or the noteholders from effecting a transfer of servicing to a successor servicer.

Waiver of Past Servicer Replacement Events

The holders of not less than a majority of the aggregate outstanding principal amount [of the Controlling Class] of notes then outstanding may waive any servicer replacement event.

Events of Default

The occurrence and continuation of any one of the following events (whatever the reason for such event of default and whether it is voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) will constitute an “event of default” under the indenture:

•	a default in the payment of any interest on any note [of the Controlling Class] when the same becomes due and payable, and that default continues for a period of five business days or more;

•	a default in the payment of principal of any note on the related final scheduled payment date or the redemption date;

•

any failure by the issuing entity to duly observe or perform in any material respect any of its material covenants or agreements made in the indenture (other than a covenant or agreement, a default in the observance or performance of which is elsewhere in this section specifically dealt with), which failure materially and adversely affects the interests of the noteholders, and which failure continues unremedied for a period of 90 days, after which receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate outstanding principal amount of the notes then outstanding (and such written notice must specify the related failure, require it to be remedied and state that such notice is a “Notice of Default”);

•

any representation or warranty of the issuing entity made in the indenture proves to have been incorrect in any material respect when made, which failure materially and adversely affects the interests of the noteholders, and which failure continues unremedied for 90 days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate outstanding principal amount of the notes then outstanding (and such written notice must specify the related failure, require it to be remedied and state that such notice is a “Notice of Default”); or

•

the occurrence of certain events (which, if involuntary, remain unstayed for a period of 90 consecutive days) of bankruptcy, insolvency, receivership or liquidation (such events, “bankruptcy events”) of the issuing entity.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first four bullet points above for a period of 120 days will not constitute an event of default if that delay or failure was caused by force majeure or other similar occurrence.

The amount of principal required to be paid to noteholders under the indenture, however, generally will be limited to amounts available to make such payments in accordance with the priority of payments. Thus, the failure to pay principal on a class of notes due to a lack of amounts available to make such a payment will not result in the occurrence of an event of default until the final scheduled payment date for that class of notes.

Rights Upon Event of Default

Upon the occurrence and continuation of any event of default (other than an event of default resulting from a bankruptcy event of the issuing entity), the indenture trustee may or if directed by the noteholders of a majority of the aggregate outstanding principal amount [of the Controlling Class] of the notes then outstanding will, declare all the notes to be immediately due and payable by a notice in writing to the issuing entity (and to the indenture trustee if given by the noteholders). Upon the occurrence of an event of default resulting from a bankruptcy event of the issuing entity, the notes will automatically be accelerated, and all accrued and unpaid interest on and principal of the notes will be due and payable without any declaration or other act by the indenture trustee or the noteholders.

If the notes have become due and payable following an event of default, the indenture trustee may institute proceedings to collect amounts due, exercise remedies as a secured party (including foreclosure or sale of the issuing entity property) or elect to maintain the receivables and the other issuing entity property and, if the indenture trustee elects to maintain such possession, it will apply the proceeds from the receivables and the other issuing entity property in the manner described below under “—Priority of Payments May Change Upon an Event of Default.” However, the indenture trustee is prohibited from selling or liquidating the receivables and the other issuing entity property following an event of default unless:

•	the holders of 100% of the aggregate outstanding principal amount of the outstanding notes consent to such sale or liquidation;

•	the proceeds of such sale or liquidation are sufficient to pay in full the principal of and the accrued interest on all outstanding notes; or

•

the default relates to the failure to pay interest or principal when due (a “payment default”), the indenture trustee determines (but will have no obligation to make such determination) that the Collections on the receivables will not be sufficient on an ongoing basis to make all payments on the notes as those payments would have become due if the notes had not been declared due and payable, and the indenture trustee obtains the consent of the holders of 66 2⁄3% of the aggregate outstanding principal amount [of the Controlling Class].

In addition, if the event of default does not relate to a payment default or a bankruptcy event of the issuing entity, the indenture trustee is prohibited from selling or liquidating the receivables and the other issuing entity property unless the holders of 100% of the aggregate outstanding principal amount of the outstanding notes consent to such sale or the proceeds of such sale are sufficient to pay in full the principal of and the accrued interest on the outstanding notes.

The indenture trustee will be under no obligation to exercise any of the rights or powers under the indenture or to institute, conduct or defend any litigation under the indenture or in relation to the indenture or to honor the request or direction of any of the noteholders unless such noteholders will have offered to the indenture trustee reasonable security or indemnity satisfactory to the indenture trustee against the reasonable costs, expenses, disbursements, advances and liabilities that might be incurred by it, its agents and its counsel in complying with such request or direction. Subject to the provisions for indemnification and certain limitations contained in the indenture, the holders of a majority of the aggregate outstanding principal amount [of the Controlling Class] of the notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, and the holders of a majority of the aggregate outstanding principal amount [of the Controlling Class] of the notes then outstanding may, prior to the acceleration of the notes following an event of default, waive any past default or event of default, except a default in payment of principal of or interest on any of the notes, a default in respect of a covenant or provision of the indenture that cannot be modified without the consent of the holders of 100% of the aggregate outstanding principal amount of the outstanding notes or a default arising from a bankruptcy event of the issuing entity.

Priority of Payments May Change Upon an Event of Default

Following the occurrence and during the continuation of an event of default under the indenture which has resulted in an acceleration of the notes, the priority of payments changes (including payments of principal on the notes). On each payment date after an event of default and acceleration of the notes, payments will be made from all funds (including all amounts held on deposit in the reserve account) available to the issuing entity (net of liquidation costs associated with the sale of the trust estate) in the following order of priority:

(1)

first, pro rata, to the indenture trustee, the owner trustee, [the issuer Delaware trustee] and the asset representations reviewer, any accrued and unpaid fees and reasonable expenses (including indemnification amounts) permitted under the trust agreement, the sale and servicing agreement and the indenture, as applicable, which have not been previously paid;

(2)

second, to the servicer (or any predecessor servicer, if applicable), for reimbursement of all outstanding advances [except that available funds from the risk retention reserve account will not be used for this purpose as long as Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer];

(3)

third, to the servicer, the servicing fee and all unpaid servicing fees with respect to prior collection periods [except that available funds from the risk retention reserve account will not be used for this purpose as long as Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer];

(4)

fourth, based on amounts due to the Class A noteholders, the accrued Class A note interest ratably; provided that if there are not sufficient funds available to pay the entire amount of the accrued Class A note interest, the amount available will be applied to the payment of such interest on each class of Class A notes on a pro rata basis based on the amount of interest payable to each class of Class A notes;

(5)	fifth, to the Class A-1 noteholders in respect of principal thereof, until the Class A-1 notes have been paid in full;

(6)	sixth, to the Class A-2 noteholders, pro rata, in respect of principal thereof, until each class of the Class A-2 notes have been paid in full;

(7)	seventh, to the Class A-3 noteholders in respect of principal thereof, until the Class A-3 notes have been paid in full;

(8)	[eighth, to the Class A-4 noteholders in respect of principal thereof, until the Class A-4 notes have been paid in full;]

(9)	[ninth, to the Class B noteholders, the accrued Class B note interest;]

(10)	[tenth, to the Class B noteholders in respect of principal thereof, until the Class B notes have been paid in full;]

(11)	[eleventh, to the Class C noteholders, the accrued Class C note interest;]

(12)	[twelfth, to the Class C noteholders in respect of principal thereof, until the Class C notes have been paid in full; and]

(13)	thirteenth, any funds remaining, to the certificateholders, pro rata based on the percentage interest of each certificateholder.

Following the occurrence of any event of default under the indenture which has not resulted in an acceleration of the notes, the issuing entity will continue to pay interest and principal on the notes on each payment date in the manner set forth under “—Priority of Payments” above, until the notes are accelerated following the occurrence of an event of default.

Limitation of Suits

No holder of any note will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture, or for the appointment of a receiver or trustee, or for any other remedy under the indenture, unless (i) such holder has previously given written notice to the indenture trustee of a continuing event of default; (ii) the holders of not less than 25% of the aggregate outstanding principal amount of the notes have made written request to the indenture trustee to institute such proceeding in respect of such event of default in its own name as the indenture trustee under the indenture; (iii) such holder or holders have offered to the indenture trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in complying with such request; (iv) the indenture trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute such proceedings; and (v) no direction inconsistent with such written request has been given to the indenture trustee during such 60-day period by the holders of a majority of the aggregate outstanding principal amount of the notes then outstanding.

No noteholder or group of noteholders will have any right in any manner whatever by virtue of, or by availing of, any provision of the indenture to affect, disturb or prejudice the rights of any other noteholders or to obtain or to seek to obtain priority or preference over any other noteholders or to enforce any right under the indenture, except, in each case, to the extent and in the manner provided for in the indenture. In the event the indenture trustee will receive conflicting or inconsistent requests and indemnity from two or more groups of noteholders, each representing less than a majority of the aggregate outstanding principal amount of the notes, the indenture trustee may determine what action, if any, will be taken, notwithstanding any other provisions of the indenture.

No noteholder will have any right to vote except as provided pursuant to the indenture and the notes, nor any right in any manner to otherwise control the operation and management of the issuing entity. However, in connection with any action as to which noteholders are entitled to vote or consent under the indenture and the notes, the issuing entity may set a record date for purposes of determining the identity of noteholders entitled to vote or consent in accordance with Section  316(c) of the Trust Indenture Act.

Evidence of Compliance

The sale and servicing agreement will provide for delivery on or before March 30 of each calendar year, beginning [____][•], 20[•], of an officer’s certificate stating that (i) a review of the servicer’s activities during the preceding calendar year and of performance under the sale and servicing agreement has been made under the supervision of the officer, and (ii) to the best of the officer’s knowledge, based on the review, the servicer has fulfilled all its obligations under the sale and servicing agreement in all material respects throughout the year, or, if there has been a failure to fulfill any of these obligations in any material respect, specifying each failure known to the officer and the nature and status of the failure.

In addition, except as described below, the servicer and each other party that participates in the servicing function with respect to more than 5% of the receivables and other assets comprising the issuing entity will deliver annually to the issuing entity, a report (an “Assessment of Compliance”) that assesses compliance by that party with the servicing criteria set forth in Item 1122(d) of Regulation AB (17 C.F.R. 229.1122) and that contains the following:

•	a statement of the party’s responsibility for assessing compliance with the servicing criteria applicable to it;

•	a statement that the party used the criteria in Item 1122(d) of Regulation AB to assess compliance with the applicable servicing criteria;

•

the party’s Assessment of Compliance with the applicable servicing criteria during and as of the end of the prior calendar year, setting forth any material instance of noncompliance identified by the party; and

•

a statement that a registered public accounting firm has issued an Attestation Report on the party’s Assessment of Compliance with the applicable servicing criteria during and as of the end of the prior calendar year.

Further, except as described below, each party which is required to deliver an Assessment of Compliance will also be required to simultaneously deliver a report (an “Attestation Report”) of a registered public accounting firm, prepared in accordance with the standards for attestation engagements issued or adopted by the Public Company Accounting Oversight Board, that expresses an opinion, or states that an opinion cannot be expressed, concerning the party’s assessment of compliance with the applicable servicing criteria.

The issuing entity will provide for delivery annually to the indenture trustee a written officer’s statement as to the fulfillment of its obligations under the indenture, which among other things, will state that to the best of the officer’s knowledge, the issuing entity has complied in all material respects with all conditions and covenants under the indenture throughout that year, or, if there has been a default in the compliance of any condition or covenant, specifying each default known to that officer and the nature and status of that default.

An annual report on Form 10-K with respect to the issuing entity will be filed with the SEC within 90 days after the end of each fiscal year. The annual report will contain the statements, certificates and reports discussed above.

The servicer will give the issuing entity, indenture trustee, administrator and each Hired Agency notice of any servicer replacement event.

Amendment Provisions

(x) The trust agreement and the purchase agreement generally may be amended by the parties thereto without the consent of the noteholders or any other person, (y) the sale and servicing agreement may be amended by the depositor and the servicer without the consent of the noteholders or any other person and (z) the administration agreement may be amended by the administrator without the consent of the noteholders or any other person, in each case, if one of the following documents specified in clauses (i) and (ii) below is delivered to the indenture trustee by Stellantis Financial Services, the depositor, the servicer or the administrator, as applicable, or clause (iii) below is satisfied:

(i) an opinion of counsel to the effect that such amendment will not materially and adversely affect the interests of the noteholders;

(ii) an officer’s certificate to the effect that such amendment will not materially and adversely affect the interests of the noteholders; or

(iii) the Rating Agency Condition is satisfied with respect to such amendment and Stellantis Financial Services, the depositor, the servicer or the administrator, as applicable, notifies the indenture trustee in writing that the Rating Agency Condition is satisfied with respect to such amendment.

Any amendment to the transaction documents (excluding the indenture) also may be made by the parties thereto with the consent of the noteholders holding not less than a majority of the aggregate outstanding principal amount of the notes then outstanding; provided, that the sale and servicing agreement may not be amended if that amendment would (i) reduce the interest rate or principal amount of any note or change or delay the final scheduled payment date of any note, in each case, without the consent of the applicable noteholder or (ii) reduce the percentage of the aggregate outstanding amount of the notes, the holders of which are required to consent to any matter without the consent of the holders of at least the percentage of the aggregate outstanding amount of the notes which were required to consent to such matter before giving effect to such amendment. The transaction documents may also be amended without the consent of the noteholders for the purpose of conforming the terms of the transaction documents to the description of such terms in this prospectus or, to the extent not contrary to this prospectus, in an offering memorandum with respect to the certificate.

In addition, the trust agreement may only be amended if (a) the majority certificateholders or, if 100% of the aggregate beneficial interests is then beneficially owned by Stellantis Financial Services and/or its affiliates, such person (or persons) consent to such amendment or (b) such amendment will not, as evidenced by an officer’s certificate or opinion of counsel delivered to the indenture trustee and the owner trustee, materially and adversely affect the interests of the certificateholders.

The issuing entity and the indenture trustee, when directed by an issuing entity order, may enter into supplemental indentures, without obtaining the consent of the noteholders for the purpose of, among other things, adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or for the purpose of modifying in any manner the rights of the noteholders under the indenture; provided that either (x) the Rating Agency Condition has been satisfied or (y) the action will not, as evidenced by an officer’s certificate or an opinion of counsel delivered to the indenture trustee, materially and adversely affect the interests of the noteholders.

The issuing entity and the indenture trustee, when directed by an issuing entity order, may, with prior notice to the Hired Agencies and with the consent of the noteholders of not less than a majority of the aggregate outstanding principal amount [of the Controlling Class], execute a supplemental indenture for the purpose of adding provisions to, changing in any manner or eliminating any provisions of, the indenture, or modifying (except as provided below) in any manner the rights of the noteholders under the indenture; provided, that no such supplemental indenture will without the consent of the holder of each outstanding note affected thereby:

•

change the final scheduled payment date of any note or reduce the principal amount thereof, the interest rate thereon or the redemption price with respect thereto or change any place of payment where, or the coin or currency in which, any note or the interest thereon is payable;

•	impair the right to institute suit for the enforcement of the provisions of the indenture regarding payment;

•	impair the right of the noteholders to institute suit for the enforcement of principal and interest payments on the notes that such noteholders own;

•

reduce the percentage of the aggregate principal amount of the outstanding notes, the consent of the holders of which is required for any supplemental indenture or the consent of the holders of which is required for any waiver of compliance with certain provisions of the indenture or of certain defaults thereunder and their consequences as provided for in the indenture;

•	modify or alter the provisions of the indenture regarding the voting of notes held by the issuing entity, any other obligor on the notes, the depositor or an affiliate of any of them;

•

reduce the percentage of the aggregate outstanding principal amount of the outstanding notes, the consent of the holders of which is required to direct the indenture trustee to sell or liquidate the issuing entity property if the proceeds of such sale would be insufficient to pay the principal amount of and accrued but unpaid interest on the outstanding notes;

•

decrease the percentage of the aggregate principal amount of the notes required to amend the sections of the indenture which specify the applicable percentage of aggregate principal amount of the notes necessary to amend the indenture or the other transaction documents;

•	provide that additional provisions of the indenture or the other transaction documents may be modified or waived without the consent of the holder of each outstanding note affected thereby; or

•

permit the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any part of the issuing entity property or, except as otherwise permitted or contemplated in the transaction documents, terminate the lien of the indenture on any property at any time or deprive the holder of any note of the security afforded by the lien of the indenture.

No amendment or supplemental indenture will be effective which affects the rights, protections, immunities, indemnities or duties of the indenture trustee or the owner trustee, as applicable, without the prior written consent of the indenture trustee or the owner trustee, respectively. No amendment to the trust agreement will be effective which affects the rights, protections, immunities, indemnities or duties of [the issuer Delaware trustee or] the owner trustee, [as applicable,] without the prior written consent of [the issuer Delaware trustee or] the owner trustee[, respectively].

[Notwithstanding anything under this heading or in any other transaction document to the contrary, the sale and servicing agreement may be amended by the depositor and the servicer and the indenture may be amended by the administrator, on behalf of the issuing entity, in each case without the consent of the indenture trustee, the issuing entity, the owner trustee, [the issuer Delaware trustee,] any noteholder or any other person and without satisfying any other amendment provisions of the sale and servicing agreement or the indenture, as applicable, or any other transaction document solely in connection with any SOFR Adjustment Conforming Changes or, following the determination of a Benchmark Replacement, any Benchmark Replacement Conforming Changes to be made by the administrator; provided, that the issuing entity has delivered notice of such amendment to the Hired Agencies on or prior to the date such amendment is executed; provided, further, that any such SOFR Adjustment Conforming Changes or any such Benchmark Replacement Conforming Changes will not affect the owner trustee’s, [issuer Delaware trustee’s] and indenture trustee’s rights, indemnities or obligations without the owner trustee’s, [issuer Delaware trustee’s] or indenture trustee’s consent, respectively. For the avoidance of doubt, any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes in any amendment or supplement to the sale and servicing agreement or the indenture may be retroactive (including retroactive to the Benchmark Replacement Date) and each of the sale and servicing agreement and the indenture, as applicable, may be amended or supplemented more than once in connection with any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes.]

Indenture Trustee’s Annual Report

If required by the Trust Indenture Act of 1939, as amended, the indenture trustee will be required to mail each year to all noteholders a brief report setting forth the following:

•	its eligibility and qualification to continue as indenture trustee under the indenture;

•	information regarding a conflicting interest of the indenture trustee;

•	any change to the amount, interest rate and maturity date of any indebtedness owing by the issuing entity to the indenture trustee in its individual capacity;

•	any change to the property and funds physically held by the indenture trustee in its capacity as indenture trustee;

•	any release, or release and substitution, of property subject to the lien of the indenture that has not been previously reported;

•	any additional issue of notes that has not been previously reported; and

•	any action taken by it that materially affects the notes or the trust property and that has not been previously reported.

Satisfaction and Discharge of Indenture

The indenture will be discharged with respect to the collateral securing the notes upon the delivery to the indenture trustee for cancellation of all the notes or, subject to specified limitations, upon deposit with the indenture trustee of funds sufficient for the payment in full of principal of and accrued interest on notes.

MATERIAL LEGAL ASPECTS OF THE RECEIVABLES

Rights in the Receivables

The transfer of the receivables by the originator to the depositor, and by the depositor to the issuing entity, and the pledge thereof to the indenture trustee, the perfection of the security interests in the receivables and the enforcement of rights to realize on the related financed vehicles as collateral for the receivables are subject to a number of federal and state laws, including the Uniform Commercial Code and certificate of title acts as in effect in various states. The servicer and the depositor will take the actions described below to perfect the rights of the issuing entity and the indenture trustee in the receivables.

Under the sale and servicing agreement or indenture, as applicable, the servicer or a subservicer may be appointed by the issuing entity and the indenture trustee to act as the custodian of the receivables. The servicer or a subservicer, as the custodian, will have possession of the original contracts giving rise to the receivables. To the extent any of the receivables arise under or are evidenced by contracts in electronic form (such electronic contracts, together with the original contracts in tangible form, collectively “chattel paper”), the servicer or subservicer, as the custodian, will have printed copies of the electronic contracts and the capability of accessing the electronic information. While neither the original contracts nor the printed copies of electronic contracts giving rise to the receivables will be marked to indicate the ownership interest thereof by the issuing entity, and neither the custodian nor the indenture trustee will have “control” of the authoritative copy of those contracts that are in electronic form, appropriate UCC-1 financing statements reflecting the transfer and assignment of the receivables by the originator to the depositor and by the depositor to the issuing entity, and the pledge thereof to an indenture trustee will be filed to perfect that interest and give notice of the issuing entity’s ownership interest in, and the indenture trustee’s security interest in, the receivables and related chattel paper. If, through inadvertence or otherwise, any of the receivables were sold or pledged to another party who purchased (including a pledgee) the receivables in good faith in the ordinary course of its business and took possession of the original contracts in tangible form or “control” of the authoritative copy of the contracts in electronic form giving rise to the receivables, the purchaser would acquire an interest in the receivables superior to the interests of the issuing entity and the indenture trustee if the purchaser acquired the receivables for new value and without knowledge that the purchase violates the rights of the issuing entity or the indenture trustee, which could cause investors to suffer losses on their notes.

Generally, the rights held by assignees of the receivables, including without limitation the issuing entity and the indenture trustee, will be subject to:

•	all the terms of the contracts related to or evidencing the receivable; and any defense or claim in recoupment arising from the transaction that gave rise to the contracts; and

•	any other defense or claim of the obligor against the assignor of such receivable which accrues before the obligor receives notification of the assignment.

Because none of the originator, the depositor or the issuing entity is obligated to give the obligors notice of the assignment of any of the receivables, the issuing entity and the indenture trustee will be subject to defenses or claims of the obligor against the assignor even if such claims are unrelated to the receivable.

Stellantis Financial Services typically takes physical possession of the signed original retail installment sale contracts to assure that it has priority in its rights under the receivables against the dealers and their respective creditors. Under the Uniform Commercial Code, a purchaser of chattel paper who takes physical possession or obtains control of the chattel paper has priority over a trustee in bankruptcy for the seller and the seller’s creditors in the event of the seller’s bankruptcy if the purchaser purchased the chattel paper in good faith in the ordinary course of its business, giving new value and without knowledge that its purchase violates the rights of the seller’s creditors. If a retail installment sale contract is amended and the purchaser does not or is unable to take physical possession of the signed original amendment there is a risk that creditors of the selling dealer could have priority over the issuing entity’s rights in the contract.

Security Interests in the Financed Vehicles

Obtaining Security Interests in Financed Vehicles. In all states in which the receivables have been originated, motor vehicle retail installment sale contracts such as the receivables evidence the credit sale or refinancing of automobiles, light-duty trucks and/or other types of motor vehicles. The receivables also constitute personal property security agreements and include grants of security interests in the vehicles under the applicable Uniform Commercial Code. Perfection of security interests in the vehicles is generally governed by the motor vehicle registration laws of the state in which the vehicle is located. In most states, a security interest in an automobile, a light-duty truck and/or another type of motor vehicle is perfected by obtaining the certificate of title to the financed vehicle or the notation of the secured party’s lien on the vehicle’s certificate of title. However, in California and in certain other states, certificates of title and the notation of the related lien may be maintained solely in the electronic records of the applicable department of motor vehicles or the analogous state office. As a result, any reference to a certificate of title in this prospectus includes certificates of title maintained in physical form and electronic form which may also be held by third-party servicers. In some states, certificates of title maintained in physical form are held by the obligor and not the lienholder or a third-party servicer. The originator will warrant to the depositor that it has taken all steps necessary to obtain a perfected first priority security interest with respect to all financed vehicles securing the receivables. If the originator fails, because of clerical errors or otherwise, to effect or maintain the notation of the security interest on the certificate of title relating to a financed vehicle, the issuing entity may not have a perfected first priority security interest in that financed vehicle.

If the originator did not take the steps necessary to cause its security interest to be perfected as described above until more than 30 days after the date the related obligor granted such security interest, and the related obligor was insolvent on the date such steps were taken, the perfection of such security interest may be avoided as a preferential transfer under bankruptcy law if the obligor under the related receivable becomes the subject of a bankruptcy proceeding commenced within 90 days of the date of such perfection, in which case the originator, and subsequently, the depositor, the issuing entity and the indenture trustee may be treated as an unsecured creditor of such obligor.

Perfection of Security Interests in Financed Vehicles. The originator will sell the receivables and assign its security interest in each financed vehicle to the depositor. The depositor will sell the receivables and assign the security interest in each financed vehicle to the issuing entity. However, because of the administrative burden and expense of retitling, the servicer, the depositor and the issuing entity will not amend any certificate of title to identify the issuing entity as the new secured party on the certificates of title relating to the financed vehicles. Accordingly, the originator will continue to be named as the secured party on the certificates of title relating to the financed vehicles. In most states, assignments such as those under the purchase agreement and the sale and servicing agreement relating to the issuing entity are an effective conveyance of the security interests in the financed vehicles without amendment of the lien noted on the related certificate of title, and the new secured party succeeds to the assignor’s rights as the secured party. However, a risk exists in not identifying the issuing entity as the new secured party on the certificate of title because, through fraud or negligence, the security interest of the issuing entity could be released or another person could obtain a security interest in the applicable vehicle that is higher in priority than the interest of the issuing entity.

In the absence of fraud, forgery or neglect by the financed vehicle owner or administrative error by state recording officials, notation of the lien of the originator generally will be sufficient to protect the issuing entity against the rights of subsequent purchasers of a financed vehicle or subsequent lenders who take a security interest in a financed vehicle. If there are any financed vehicles as to which the originator has failed to perfect the security interest assigned to the issuing entity, that security interest would be subordinate to, among others, subsequent purchasers of the financed vehicles and holders of perfected security interests.

Under the Uniform Commercial Code as in effect in most states, if a security interest in a financed vehicle is perfected by any method under the laws of one state, and the financed vehicle is then moved to another state and titled in that other state, the security interest that was perfected under the laws of the original state remains perfected as against all persons other than a purchaser of the vehicle for value for as long as the security interest would have been perfected under the law of the original state. However, a security interest in a financed vehicle that is covered by a certificate of title from the original state becomes unperfected as against a purchaser of that financed vehicle for value and is deemed never to have been perfected as against that purchaser if the security interest in that financed vehicle is not perfected under the laws of that other state within four months after the financed vehicle became covered by a certificate of title from the other state. A majority of states requires surrender of a certificate of title to re-register a vehicle. Therefore, the servicer will provide the department of motor vehicles or other appropriate state or county agency of the state of relocation with the certificate of title so that the owner can effect the re-registration. If the financed vehicle owner moves to a state that provides for notation of a lien on the certificate of title to perfect the security interests in the financed vehicle, absent clerical errors or fraud, the originator would receive notice of surrender of the certificate of title if its lien is noted thereon. Accordingly, the secured party will have notice and the opportunity to re-perfect the security interest in the financed vehicle in the state of relocation. If the financed vehicle owner moves to a state which does not require surrender of a certificate of title for registration of a motor vehicle, re-registration could defeat perfection. In the ordinary course of servicing its portfolio of motor vehicle retail installment sale contracts, the servicer takes steps to effect re-perfection upon receipt of notice of registration or information from the obligor as to relocation. Similarly, when an obligor under a receivable sells a financed vehicle, the servicer must provide the owner with the certificate of title, or the servicer will receive notice as a result of its lien noted thereon and accordingly will have an opportunity to require satisfaction of the related receivable before release of the lien. Under each sale and servicing agreement, the servicer will, in accordance with its customary servicing practices, take such steps as are necessary to maintain perfection of the security interest created by each receivable in the related financed vehicle. The issuing entity will authorize the servicer to take such steps as are necessary to re-perfect the security interest on behalf of the issuing entity and the indenture trustee in the event of the relocation of a financed vehicle or for any other reason.

The requirements for the creation, perfection, transfer and release of liens in financed vehicles generally are governed by state law, and these requirements vary on a state-by-state basis. Failure to comply with these detailed requirements could result in liability to the trust or the release of the lien on the vehicle or other adverse consequences. For example, the State of New York recently passed legislation allowing a dealer of used motor vehicles to have the lien of a prior lienholder in a motor vehicle released, and to have a new certificate of title with respect to that motor vehicle reissued without the notation of the prior lienholder’s lien, upon submission to the Commissioner of the New York Department of Motor Vehicles of evidence that the prior lien has been satisfied without any signature or formal release by the prior lienholder. It is possible that, as a result of fraud, forgery, negligence or error, a lien on a financed vehicle could be released without prior payment in full of the receivable.

Under the laws of most states, statutory liens such as liens for unpaid taxes, liens for towing, storage and repairs performed on a motor vehicle, motor vehicle accident liens and liens arising under various state and federal criminal statutes take priority over a perfected security interest in a financed vehicle. Under the Code, federal tax liens that are filed have priority over a subsequently perfected lien of a secured party. In addition, certain states grant priority to state tax liens over a prior perfected lien of a secured party. The laws of most states and federal law permit the confiscation of motor vehicles by governmental authorities under some circumstances if used in or acquired with the proceeds of unlawful activities, which may result in the loss of a secured party’s perfected security interest in a confiscated vehicle. Stellantis Financial Services will represent in the purchase agreement that, as of the cut-off date, no state or federal liens exist with respect to any financed vehicle securing payment on any related receivable. However, liens could arise, or a confiscation could occur, at any time during the term of a receivable. It is possible that no notice will be given to the servicer in the event that a lien arises or a confiscation occurs, and any lien arising or any confiscation occurring after the closing date would not give rise to the originator’s repurchase obligations under the purchase agreement.

Repossession

In the event of a default by an obligor, the holder of the related motor vehicle retail installment sale contract has all the remedies of a secured party under the Uniform Commercial Code, except as specifically limited by other state laws. Among the Uniform Commercial Code remedies, the secured party has the right to repossess a financed vehicle by self-help means, unless that means would constitute a breach of the peace under applicable state law or is otherwise limited by applicable state law. Unless a financed vehicle is voluntarily surrendered, self-help repossession is accomplished simply by retaking possession of the financed vehicle. In cases where the obligor objects or raises a defense to repossession, or if otherwise required by applicable state law, a court order must be obtained from the appropriate state court, and the financed vehicle must then be recovered in accordance with that order. In some jurisdictions, the secured party is required to notify the obligor of the default and the intent to repossess the collateral and to give the obligor a time period within which to cure the default prior to repossession. Generally, this right to cure may only be exercised on a limited number of occasions during the term of the related receivable. Other jurisdictions permit repossession without prior notice if it can be accomplished without a breach of the peace (although in some states, a course of conduct in which the creditor has accepted late payments has been held to create a right by the obligor to receive prior notice). In some states, after the financed vehicle has been repossessed, the obligor may reinstate the related receivable by paying the delinquent installments and other amounts due.

Notice of Sale; Redemption Rights

In the event of a default by the obligor, some jurisdictions require that the obligor be notified of the default and be given a time period within which the obligor may cure the default prior to repossession. Generally, this right of reinstatement may be exercised on a limited number of occasions in any one year period.

The Uniform Commercial Code and other state laws require the secured party to provide the obligor with reasonable notice concerning the disposition of the collateral including, among other things, the date, time and place of any public sale and/or the date after which any private sale of the collateral may be held and certain additional information if the collateral constitutes consumer goods. In addition, some states also impose substantive timing requirements on the sale of repossessed vehicles and/or various substantive timing and content requirements relating to those notices. In some states, after a financed vehicle has been repossessed, the obligor may reinstate the account by paying the delinquent installments and other amounts due, in which case the financed vehicle is returned to the obligor. The obligor has the right to redeem the collateral prior to actual sale or entry by the secured party into a contract for sale of the collateral by paying the secured party the unpaid outstanding principal balance of the obligation, accrued interest thereon, reasonable expenses for repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys’ fees and legal expenses.

Deficiency Judgments and Excess Proceeds

The proceeds of resale of the repossessed vehicles generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the indebtedness. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale do not cover the full amount of the indebtedness, a deficiency judgment can be sought in those states that do not prohibit or limit those judgments. However, the deficiency judgment would be a personal judgment against the obligor for the shortfall, and a defaulting obligor can be expected to have very little capital or sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment or, if one is obtained, it may be settled at a significant discount. In addition to the notice requirement, the Uniform Commercial Code requires that every aspect of the sale or other disposition, including the method, manner, time, place and terms, be “commercially reasonable.” In the case of consumer goods, some courts have held that when a sale is not “commercially reasonable,” the secured party loses its right to a deficiency judgment. Generally, in the case of collateral that does not constitute consumer goods, the Uniform Commercial Code provides that when a sale is not “commercially reasonable,” the secured party may retain its right to at least a portion of the deficiency judgment.

The Uniform Commercial Code also permits the debtor or other interested party to recover for any loss caused by noncompliance with the provisions of the Uniform Commercial Code. In particular, if the collateral is consumer goods, the Uniform Commercial Code grants the debtor the right to recover in any event an amount not less than the credit service charge plus 10% of the principal amount of the debt. In addition, prior to a sale, the Uniform Commercial Code permits the debtor or other interested person to prohibit or restrain on appropriate terms the secured party from disposing of the collateral if it is established that the secured party is not proceeding in accordance with the “default” provisions under the Uniform Commercial Code.

Occasionally, after resale of a repossessed vehicle and payment of all expenses and indebtedness, there is a surplus of funds. In that case, the Uniform Commercial Code requires the creditor to remit the surplus to any holder of a subordinate lien with respect to the vehicle or if no subordinate lienholder exists, the Uniform Commercial Code requires the creditor to remit the surplus to the obligor.

Consumer Protection Law

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon lenders and servicers involved in consumer finance, including requirements regarding the adequate disclosure of contract terms and limitations on contract terms, collection practices and creditor remedies. These laws include the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Magnuson-Moss Warranty Act, the Consumer Financial Protection Bureau’s Regulations B and Z, the Gramm-Leach-Bliley Act, the Servicemembers Civil Relief Act (“Relief Act”), state adoptions of the National Consumer Act and the Uniform Consumer Credit Code, state motor vehicle retail installment sale acts, consumer lending laws, unfair or deceptive practices acts including requirements regarding the adequate disclosure of contract terms and limitations on contract terms, collection practices and creditor remedies and other similar laws. Many states have adopted “lemon laws” which provide redress to consumers who purchase a vehicle that remains out of compliance with its manufacturer’s warranty after a specified number of attempts to correct a problem or a specified time period. Also, state laws impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law. Stellantis Financial Services is subject to supervision and examination by a number of state regulatory agencies and the CFPB, who oversee compliance with these federal and state consumer protection laws. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. In some cases, this liability could affect an assignee’s ability to enforce consumer finance contracts such as the receivables described above.

With respect to used vehicles, the Federal Trade Commission’s Rule on Sale of Used Vehicles (the “FTC Rule”) requires all sellers of used vehicles to prepare, complete and display a “Buyers’ Guide” which explains the warranty coverage for such vehicles. The Federal Magnuson-Moss Warranty Act and state lemon laws may impose further obligations on motor vehicle dealers. Holders of the receivables may have liability for claims and defenses under those statutes, the FTC Rule and similar state statutes.

The so-called “Holder-in-Due-Course” rule of the Federal Trade Commission (the “HDC Rule”) has the effect of subjecting any assignee of the seller in a consumer credit transaction, and related creditors and their assignees, to all claims and defenses which the obligor in the transaction could assert against the seller. Liability under the HDC Rule is limited to the amounts paid by the obligor under the receivable, and the holder of the receivable may also be unable to collect any balance remaining due thereunder from the obligor. The HDC Rule is generally duplicated by the Uniform Consumer Credit Code, other state statutes or the common law in some states. Liability of assignees for claims under state consumer protection laws may differ though and some state laws could impose greater liability on assignees than the HDC Rule.

To the extent the receivables constitute retail installment sale contracts, those receivables will be subject to the requirements of the HDC Rule. Accordingly, the issuing entity, as holder of the related receivables, will be subject to any claims or defenses that the purchaser of the applicable financed vehicle may assert against the seller of the financed vehicle. As to each obligor, those claims under the HDC Rule are limited to a maximum liability equal to the amounts paid by the obligor on the related receivable. The originator will represent in the purchase agreement that each of the receivables complied at the time it was originated or made in all material respects with all requirements of law in effect at that time and applicable to such receivable.

Any shortfalls or losses arising in connection with the matters described in the three preceding paragraphs, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

Courts have applied general equitable principles to secured parties pursuing repossession and litigation involving deficiency balances. These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of secured parties under the Uniform Commercial Code and related laws violate the due process protections provided under the 14th Amendment to the Constitution of the United States. Courts have generally upheld the notice provisions of the Uniform Commercial Code and related laws as reasonable or have found that the repossession and resale by the creditor do not involve sufficient state action to afford constitutional protection to obligors.

Servicemembers Civil Relief Act

Under the terms of the Relief Act, an obligor who enters military service after the origination of such obligor’s receivable (including an obligor who was in reserve status and is called to active duty after origination of the receivable), may not be charged interest (including fees and charges) above an annual rate of 6% during the period of such obligor’s active duty status, unless a court orders otherwise upon application of the lender. Interest at a rate in excess of 6% that would otherwise have been incurred but for the Relief Act is forgiven. The Relief Act applies to obligors who are servicemembers and includes members of the Army, Navy, Air Force, Space Force, Marines, National Guard, Reserves (when such enlisted person is called to active duty), Coast Guard, officers of the National Oceanic and Atmospheric Administration, officers of the U.S. Public Health Service assigned to duty with the Army or Navy and certain other persons as specified in the Relief Act. Because the Relief Act applies to obligors who enter military service (including reservists who are called to active duty) after origination of the related receivable, no information can be provided as to the number of receivables that may be affected by the Relief Act. In addition, increased military operations may increase the number of citizens who are in active military service, including persons in reserve or national guard status who have been called or will be called to active duty. Application of the Relief Act would adversely affect, for an indeterminate period of time, the ability of the servicer to collect full amounts of interest on certain of the receivables. Any shortfall in interest collections resulting from the application of the Relief Act or similar legislation or regulations which would not be recoverable from the related receivables, would result in a reduction of the amounts distributable to the noteholders. In addition, the Relief Act imposes limitations that would impair the ability of the servicer to repossess or recover on an affected receivable during the obligor’s period of active duty status, and, under certain circumstances, during an additional specified period thereafter. Also, the laws of some states impose similar limitations during the related obligor’s period of active duty status and, under certain circumstances, during an additional period thereafter as specified under the laws of those states. Thus, in the event that the Relief Act or similar state legislation or regulations applies to any receivable which goes into default, there may be delays in payment and losses on your notes. Any other interest shortfalls, deferrals or forgiveness of payments on the receivables resulting from the application of the Relief Act or similar state legislation or regulations may result in delays in payments or losses on your notes.

Any shortfalls or losses arising in connection with the matters described above, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

Consumer Financial Protection Bureau

The CFPB is responsible for implementing and enforcing various federal consumer protection laws and supervising certain depository institutions and non-depository institutions offering financial products and services to consumers, including indirect automobile loans and retail automobile leases. Stellantis Financial Services is subject to the CFPB’s enforcement authority. The CFPB has supervisory, examination and enforcement authority over certain non-depository institutions, including those entities that are larger participants of a market for consumer financial products or services, as defined by rule. In June 2015, the CFPB issued a final rule defining which non-depository institutions would be considered larger participants of a market for automobile financing. Under the definitions included in the final rule, Stellantis Financial Services is considered a larger participant and is subject to the supervisory and examination authority of the CFPB. On August 7, 2025, the CFPB issued an advance notice of proposed rulemaking seeking information to assist in its consideration of whether to propose a rule to amend the test defining larger participants in the automobile financing markets with comments due on September 22, 2025. Changes to the CFPB jurisdiction over Stellantis Financial Services’ business will likely increase or decrease compliance costs and regulatory risks.

In the past, the CFPB has conducted fair lending examinations of automobile lenders and their dealer markup and compensation policies. Furthermore, we understand that the CFPB has also been investigating certain automobile lending practices, including the sale of extended warranties, credit insurance and other add-on products and the refunds associated with these ancillary products. If any of these practices were found to violate the Equal Credit Opportunity Act or other laws, including laws related to unfair, deceptive or abusive acts or practices, the sponsor could be obligated to repurchase from the issuing entity any receivable that fails to comply with law. In addition, the sponsor or the issuing entity could also possibly be subject to claims by the obligors on those contracts, and any relief granted by a court could potentially adversely affect the issuing entity. For additional discussion of how a failure to comply with consumer protection laws may impact the issuing entity, the receivables or your investment in the securities, see “Risk Factors—Risks Relating to Regulatory Developments—Failure to comply with consumer protection laws could result in a loss” in this prospectus.

Stellantis Financial Services may also periodically perform reviews of its lending policies and analyses of both dealer-specific and portfolio-wide loan pricing data for potential disparities resulting from dealer markup and compensation policies. Depending upon the results of these reviews and analyses or any regulatory agency actions, Stellantis Financial Services or any other applicable originator may consider taking, or may be required to take, corrective actions, which could include reductions to the interest rates on the applicable automobile loans. Corrective actions could be taken by Stellantis Financial Services without the occurrence of any violation of law. If Stellantis Financial Services, as servicer, were to voluntarily reduce the interest rate on any automobile loan, it may be required under the applicable transaction documents to repurchase the affected receivables; however, under some circumstances the servicer would not be required under the applicable transaction documents to repurchase the affected receivables. See “Description of the Transaction Documents—Collection and Other Servicing Procedures” in this prospectus for a discussion of the purchase obligations of the servicer. In October 2020, the CFPB issued a final rule governing the activities of third-party debt collectors and also issued an additional rule on certain debt collection disclosures in December 2020, each of which has become effective. While the final rule did not address first-party debt collectors, the CFPB has previously indicated that it would address this activity in a later rulemaking. It is unclear what effect, if any, these or future changes would have on the receivables or the servicer’s customary servicing practices and other servicing activities relating to the receivables in ways that could reduce the associated recoveries.

Certain Matters Relating to Bankruptcy and Insolvency

General. The depositor has been structured as a limited purpose entity and will engage only in activities permitted by its organizational documents. Under the depositor’s organizational documents, the depositor is limited in its ability to file a voluntary petition under the United States Bankruptcy Code (the “Bankruptcy Code”) or any similar applicable state law. There can be no assurance, however, that the depositor, or the originator, will not become insolvent and file a voluntary petition under the Bankruptcy Code or any similar applicable state law or become subject to a conservatorship or receivership, as may be applicable in the future.

The voluntary or involuntary petition for relief under the Bankruptcy Code or any similar applicable state law or the establishment of a conservatorship or receivership, as may be applicable, with respect to the originator should not necessarily result in a similar voluntary application with respect to the depositor. The depositor has taken certain steps in structuring the transactions contemplated hereby that are intended to make it unlikely that any voluntary or involuntary petition for relief by the originator under applicable insolvency laws will result in the consolidation pursuant to such insolvency laws or the establishment of a conservatorship or receivership, of the assets and liabilities of the depositor with those of the originator. These steps include the organization of the depositor as a limited purpose entity pursuant to its limited liability company agreement containing certain limitations (including restrictions on the limited nature of depositor’s business and on its ability to commence a voluntary case or proceeding under any insolvency law without an affirmative vote of all of its directors, including independent directors).

The originator and the depositor believe that, subject to certain assumptions (including the assumption that the books and records relating to the assets and liabilities of the originator will at all times be maintained separately from those relating to the assets and liabilities of the depositor, the depositor will prepare its own balance sheets and financial statements and there will be no commingling of the assets of the originator with those of the depositor) the assets and liabilities of the depositor should not be substantively consolidated with the assets and liabilities of the originator in the event of a petition for relief under the Bankruptcy Code with respect to the originator; and the transfer of receivables by the originator should constitute an absolute transfer, and, therefore, such receivables would not be property of the originator in the event of the filing of an application for relief by or against the originator under the Bankruptcy Code. See “Material Legal Aspects of the Receivables—Certain Matters Relating to Bankruptcy and Insolvency—Dodd-Frank Orderly Liquidation Framework” in this prospectus.

On the closing date, [•], special counsel to the depositor, will deliver an opinion based on a reasoned analysis of analogous case law (although there is no precedent based on directly similar facts) to the effect that, subject to certain facts, assumptions and qualifications specified therein, under present reported decisional authority and applicable statutes to federal bankruptcy cases, if the originator were to become a debtor in a case under the Bankruptcy Code, a court having jurisdiction over such case (the “bankruptcy court”) would:

•

determine that the transfer of receivables pursuant to the purchase agreement constitutes a sale of such receivables to the depositor by the originator, as opposed to a loan, such that (1) the receivables would not be property of the originator’s bankruptcy estate under Section 541 of the Bankruptcy Code, and (2) Section 362(a) of the Bankruptcy Code would not operate to stay payments by the servicer of collections on the receivables in accordance with the applicable transaction documents; and/or

•	not order substantive consolidation of the assets and liabilities of the originator, on the one hand, and those of the depositor or the issuing entity, on the other hand.

If, however, a bankruptcy court for the originator or a creditor of the originator were to take the view that the originator and the depositor should be substantively consolidated or that the transfer of the receivables from the originator to the depositor should be recharacterized as a pledge of such receivables, then you may experience delays and/or shortfalls in payments on the notes.

Dodd-Frank Orderly Liquidation Framework

General. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act, among other things, gives the Federal Deposit Insurance Corporation (the “FDIC”) authority to act as receiver of bank holding companies, financial companies and their respective subsidiaries in specific situations under the “Orderly Liquidation Authority” (“OLA”) as described in more detail below. The OLA provisions were effective on July 22, 2010. The proceedings, standards, powers of the receiver and many other substantive provisions of OLA differ from those of the Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including Stellantis Financial Services, the depositor or the issuing entity, or their respective creditors.

Potential Applicability to Stellantis Financial Services, the depositor and the issuing entity. There is uncertainty about which companies will be subject to OLA rather than the Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would mitigate these adverse effects.

The issuing entity or the depositor could also potentially be subject to the provisions of OLA as a “covered subsidiary” of Stellantis Financial Services. For the issuing entity or the depositor to be subject to receivership under OLA as a covered subsidiary of Stellantis Financial Services (1) the FDIC would have to be appointed as receiver for Stellantis Financial Services under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the issuing entity or the depositor is in default or in danger of default, (b) the liquidation of that covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of Stellantis Financial Services.

There can be no assurance that the Secretary of the Treasury would not determine that the failure of Stellantis Financial Services or any potential covered subsidiary thereof would have serious adverse effects on financial stability in the United States. In addition, no assurance can be given that OLA would not apply to Stellantis Financial Services, the depositor or the issuing entity or, if it were to apply, that the timing and amounts of payments to the noteholders would not be less favorable than under the Bankruptcy Code.

FDIC’s Repudiation Power Under OLA. If the FDIC were appointed receiver of Stellantis Financial Services or of a covered subsidiary under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which Stellantis Financial Services or a covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of Stellantis Financial Services’ or such covered subsidiary’s affairs. In January 2011, the Acting General Counsel of the FDIC issued an advisory opinion respecting, among other things, its intended application of the FDIC’s repudiation power under OLA. In that advisory opinion, the Acting General Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the Acting General Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include Stellantis Financial Services or its subsidiaries (including the depositor or the issuing entity), cannot repudiate a contract or lease unless it has been appointed as receiver for an entity that is a party to that contract or lease or the separate existence of that entity may be disregarded under other applicable law. In addition, the Acting General Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company, which could include Stellantis Financial Services or its subsidiaries (including the depositor or the issuing entity), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership assets transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the Bankruptcy Code. Although this advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the Acting General Counsel will recommend that the FDIC Board of Directors incorporate a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving Stellantis Financial Services or its subsidiaries (including the depositor or your issuing entity), are contrary to this advisory opinion, payment or distributions of principal and interest on the notes issued by the issuing entity could be delayed or reduced.

We will structure the transfers of receivables under the purchase agreement and the sale and servicing agreement with the intent that they would be treated as legal true sales under applicable state law. If the transfers are so treated, based on the Acting General Counsel of the FDIC’s advisory opinion rendered in January 2011 and other applicable law, Stellantis Financial Services believes that the FDIC would not be able to recover the receivables transferred under the purchase agreement and the sale and servicing agreement using its repudiation power. However, if those transfers were not respected as legal true sales, then the depositor under the purchase agreement would be treated as having made a loan to Stellantis Financial Services, and the issuing entity under the sale and servicing agreement would be treated as having made a loan to the depositor, in each case secured by the transferred receivables. The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying actual direct compensatory damages to the lenders as described below. If Stellantis

Financial Services or the depositor were placed in receivership under OLA, the FDIC could assert that Stellantis Financial Services or the depositor, as applicable, effectively still owned the transferred receivables because the transfers by Stellantis Financial Services to the depositor or by the depositor to the issuing entity were not true sales. In such case, the FDIC could repudiate that transfer of receivables and the issuing entity would have a secured claim for actual direct compensatory damages as described below. Furthermore, if the issuing entity were placed in receivership under OLA, this repudiation power would extend to the notes issued by the issuing entity. In such event, the noteholders would have a secured claim in the receivership of the issuing entity. The amount of damages that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as receiver. There is no general statutory definition of “actual direct compensatory damages” in this context, but the term does not include damages for lost profits or opportunity. However, under OLA, in the case of any debt for borrowed money, actual direct compensatory damages is no less than the amount lent plus accrued interest plus any accreted original issue discount as of the date the FDIC was appointed receiver and, to the extent that an allowed secured claim is secured by property the value of which is greater than the amount of such claim and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.

Regardless of whether the transfers under the purchase agreement and the sale and servicing agreement are respected as legal true sales, as receiver for Stellantis Financial Services or a covered subsidiary the FDIC could:

•

require the issuing entity, as assignee of Stellantis Financial Services and the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the related receivables;

•	if the issuing entity were a covered subsidiary, require the indenture trustee for the notes to go through an administrative claims procedure to establish its rights to payments on the notes;

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against Stellantis Financial Services or a covered subsidiary (including the issuing entity);

•	repudiate Stellantis Financial Services’ ongoing servicing obligations under a servicing agreement, such as its duty to collect and remit payments or otherwise service the receivables; or

•	prior to any such repudiation of the sale and servicing agreement, prevent any of the indenture trustee or the noteholders from appointing a successor servicer.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as receiver, (2) any property in the possession of the FDIC, as receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC, and (3) any person exercising any right or power to terminate, accelerate or declare a default under any contract to which Stellantis Financial Services or a covered subsidiary (including any issuing entity) that is subject to OLA is a party, or to obtain possession of or exercise control over any property of Stellantis Financial Services or any covered subsidiary or affect any contractual rights of Stellantis Financial Services or a covered subsidiary (including any issuing entity) that is subject to OLA, without the consent of the FDIC for 90 days after appointment of FDIC as receiver. The requirement to obtain the FDIC’s consent before taking these actions relating to a covered company’s contracts or property is comparable to the “automatic stay” in bankruptcy.

If the FDIC, as receiver for Stellantis Financial Services, the depositor or the issuing entity, were to take any of the actions described above, payments and/or distributions of principal and interest on the notes issued by the issuing entity would be delayed and may be reduced.

FDIC’s Avoidance Power Under OLA. The proceedings, standards and many substantive provisions of OLA relating to preferential transfers differ from those of the Bankruptcy Code. If Stellantis Financial Services or any of its affiliates were to become subject to OLA, there is an interpretation under OLA that previous transfers of receivables by Stellantis Financial Services or those affiliates perfected for purposes of state law and the Bankruptcy Code could nevertheless be avoided as preferential transfers.

In December 2010, the Acting General Counsel of the FDIC issued an advisory opinion providing an interpretation of OLA which concludes that the treatment of preferential transfers under OLA was intended to be consistent with, and should be interpreted in a manner consistent with, the related provisions under the Bankruptcy Code. In addition, on July 6, 2011, the FDIC issued a final rule that, among other things, codified the Acting General Counsel’s interpretation. Based on the final rule, a transfer of the receivables perfected by the filing of a Uniform Commercial Code financing statement against Stellantis Financial Services, the depositor and the issuing entity as provided in the purchase agreement and sale and servicing agreement would not be avoidable by the FDIC as a preference under OLA due to any inconsistencies between OLA and the Bankruptcy Code in defining when a transfer has occurred under the preferential transfer provisions of OLA. To the extent subsequent FDIC actions in an OLA proceeding are contrary to the final rule, payment or distributions of principal and interest on the notes issued by the issuing entity could be delayed or reduced.

Repurchase Obligation

The originator will make representations and warranties in the transaction documents that each receivable complies with all requirements of law in all material respects. If any representation and warranty proves to be incorrect with respect to any receivable, has certain material and adverse effects and is not timely cured, the originator will be required under the transaction documents to repurchase the affected receivables. Any inaccuracy in the representations or warranties will be deemed not to constitute a breach if such inaccuracy does not affect the ability of the issuing entity to receive or retain payment in full on the receivable. Stellantis Financial Services is subject from time to time to litigation alleging that the receivables or its lending practices do not comply with applicable law. The commencement of any such litigation generally would not result in a breach of any of the originator’s representations or warranties.

Other Limitations

In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including the Bankruptcy Code and similar state laws, may interfere with or affect the ability of a secured party to realize upon collateral or to enforce a deficiency judgment. For example, if an obligor commences bankruptcy proceedings, a bankruptcy court may prevent a creditor from repossessing a vehicle, and, as part of the rehabilitation plan, reduce the amount of the secured indebtedness to the market value of the vehicle at the time of filing of the bankruptcy petition, as determined by the bankruptcy court, leaving the creditor as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the monthly payments due under a receivable or change the rate of interest and time of repayment of the receivable.

State and local government bodies across the United States generally have the power to create licensing and permit requirements. It is possible that the issuing entity could fail to have some required licenses or permits. In that event, the issuing entity could be subject to liability or other adverse consequences.

Any shortfalls or losses arising in connection with the matters described above, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

LEGAL INVESTMENT

[Money Market Investment

The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(11) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There are a number of other requirements under Rule 2a-7 that must be satisfied prior to the purchase of any security, and it is the responsibility solely of the investor and its advisor to satisfy those requirements.]

[Certain Investment Considerations

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in Section 3(c)(5) of the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013 implementing the statutory provision known as the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).]

Requirements for Certain European Regulated Investors, UK Regulated Investors and Affiliates

Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 laying down a general framework for securitization and creating a specific framework for simple, transparent and standardized securitization and amending certain other European Union directives and regulations (as amended, the “EU Securitization Regulation”) has direct effect in member states of the European Union (the “EU”) and also applies in the current non-EU states of the European Economic Area (the “EEA”).

The EU Securitization Regulation places certain conditions (the “EU Due Diligence Requirements”) on investments in a “securitization” (as defined in the EU Securitization Regulation) by an “institutional investor”, defined by the EU Securitization Regulation to include (a) a credit institution or an investment firm, each as defined in and for purposes of Regulation (EU) No 575/2013, as amended, known as the Capital Requirements Regulation (the “EU CRR”), (b) an insurance undertaking or a reinsurance undertaking, each as defined in Directive 2009/138/EC, as amended, known as Solvency II, (c) an alternative investment fund manager as defined in Directive 2011/61/EU that manages and/or markets alternative investment funds in the EEA, (d) an undertaking for collective investment in transferable securities (“UCITS”) management company, as defined in Directive 2009/65/EC, as amended, known as the UCITS Directive, or an internally managed UCITS, which is an investment company that is authorized in accordance with that Directive and has not designated such a management company for its management, and (e) with certain exceptions, an institution for occupational retirement provision falling within the scope of Directive (EU) 2016/2341, or an investment manager or an authorized entity appointed by such an institution for occupational retirement provision as provided in that Directive. Pursuant to Article 14 of the EU CRR, the EU Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of institutions regulated under the EU CRR (such affiliates, together with all such institutional investors, “EU Affected Investors”).

With respect to the United Kingdom (the “UK”), relevant UK-established or UK-regulated persons (as described below) are subject to the restrictions and obligations of the Securitization Regulations 2024 (as amended), together with (i) the Securitization sourcebook of the handbook of rules and guidance adopted by the Financial Conduct Authority of the UK (as amended), (ii) the Securitization Part of the rulebook of published policy of the Prudential Regulation Authority of the Bank of England (as amended) and (iii) relevant provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”), which set out the framework for the regulation of certain aspects of securitization in the UK (collectively, the “UK Securitization Rules”).

The UK Securitization Rules place certain conditions (the “UK Due Diligence Requirements”, and together with the EU Due Diligence Requirements, the “Due Diligence Requirements” (and references in this prospectus to “the applicable Due Diligence Requirements” will mean such Due Diligence Requirements to which a particular Affected Investor (as defined below) is subject)) on investments in a “securitization” (as defined by the UK Securitization Rules) by an “institutional investor”, defined by the UK Securitization Rules to include (a) an insurance undertaking as defined in section 417(1) of the FSMA; (b) a reinsurance undertaking as defined in section 417(1) of the FSMA; (c) the trustees or managers of an occupational pension scheme as defined in section 1(1) of the Pension Schemes Act 1993 that has its main administration in the UK, or a fund manager of such a scheme appointed under section 34(2) of the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA; (d) an AIFM as defined in regulation 4(1) of the Alternative Investment Fund Managers Regulations 2013 (as amended, the “AIFM Regulations”) that has permission under the FSMA for managing an AIF (as defined in regulation 3 of the AIFM Regulations) and which markets or manages AIFs in the UK, or a small registered UK AIFM, as defined in the AIFM Regulations; (e) a management company as defined in section 237(2) of the FSMA; (f) a UCITS as defined by section 236A of the

FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; (g) a CRR firm as defined by Article 4(1)(2A) of Regulation (EU) No 575/2013, as it forms part of UK domestic law, and as amended (the “UK CRR”); and (h) an FCA investment firm as defined by Article 4(1)(2AB) of the UK CRR. Pursuant to the UK CRR, the UK Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of entities that are subject to the UK CRR (such affiliates, together with all such institutional investors, “UK Affected Investors” and together with EU Affected Investors, “Affected Investors”).

Pursuant to the EU Due Diligence Requirements, an EU Affected Investor investing in a securitization must, amongst other things, verify that (a) the originator, sponsor or original lender (each as defined in the EU Securitization Regulation) retains a material net economic interest of not less than 5% in such securitization in accordance with the EU Securitization Regulation, (b) the originator, sponsor or issuing entity has, where applicable, made information available as required by the EU Securitization Regulation, and (c) except in specified cases, certain credit-granting requirements are satisfied.

EU Affected Investors should note that a legislative procedure is underway in the EU that is expected to result in the adoption of legislation which, if implemented in the terms currently proposed, would (amongst other things) amend certain aspects of the EU Due Diligence Requirements. It is not currently known whether, when, or in what terms such proposed legislation will be implemented. Prospective investors in the notes that are EU Affected Investors should make their own assessment as to the implications (if any) of such proposed legislation.

Pursuant to the UK Due Diligence Requirements, a UK Affected Investor investing in a securitization must, amongst other things, verify certain matters in accordance with the elements of the UK Securitization Rules to which it is subject, including that (a) the originator, sponsor or original lender (each as defined by the UK Securitization Rules) retains a material net economic interest of not less than 5% in such securitization in accordance with the UK Securitization Rules, (b) the originator, sponsor or issuing entity makes information available as required by the UK Securitization Rules and has committed to make further information available in accordance with the elements of the UK Securitization Rules to which the UK Affected Investor is subject, and (c) except in specified cases, certain credit-granting requirements are satisfied.

UK Affected Investors should note that consultations on proposed reforms to the UK Securitization Rules were published on February 17, 2026 (including proposed changes to the UK Due Diligence Requirements). It is not currently known whether, when, or in what terms such proposed reforms will be implemented. Prospective investors in the notes that are UK Affected Investors should make their own assessment as to the implications (if any) of such proposed amendments.

None of the sponsor, the depositor, the issuing entity, the underwriters nor any other party to the transaction described in this prospectus, or any of their respective affiliates, will retain or commit to retain a 5% material net economic interest in the securitization constituted by the issuance of the notes in accordance with the EU Securitization Regulation or the UK Securitization Rules or makes or intends to make any representation or agreement that it or any other party is undertaking or will undertake to take any other action or refrain from taking any action to facilitate or enable compliance by EU Affected Investors with the EU Due Diligence Requirements or by UK Affected Investors with the UK Due Diligence Requirements, or any person’s compliance with the requirements of any other law or regulation now or hereafter in effect in the EU, any EEA member state or the UK, in relation to risk retention, due diligence and monitoring, transparency, credit granting standards or any other conditions with respect to investments in securitization transactions. The arrangements described under “The Sponsor—Credit Risk Retention” in this prospectus have not been structured with the objective of ensuring compliance with the requirements of the EU Securitization Regulation or the UK Securitization Rules by any person.

Any failure by an Affected Investor to comply with the applicable Due Diligence Requirements with respect to an investment in the offered notes may result in the imposition of a penalty regulatory capital charge on such investment or other regulatory sanctions and/or remedial measures being taken or imposed by the competent authority of such Affected Investor, or a requirement to take corrective action.

Consequently, the offered notes may not be a suitable investment for any Affected Investor. This may have an adverse impact on the value and liquidity of the notes. Prospective investors are responsible for analyzing their own legal and regulatory position, and are encouraged to consult with their own investment and legal advisors, regarding the application of and compliance with any applicable Due Diligence Requirements or other applicable regulations and the suitability of the offered notes for investment.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Set forth below is a discussion of the material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the notes. This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. To the extent that the following summary relates to matters of law or legal conclusions with respect thereto, such summary represents the opinion of Special Tax Counsel for the issuing entity, subject to the qualifications set forth in this section. There are no cases or Internal Revenue Service (“IRS”) rulings on similar transactions involving both debt and equity interests issued by an issuing entity with terms similar to those of the notes. As a result, it is possible that the IRS could challenge the conclusions reached in this prospectus, and no ruling from the IRS has been or will be sought on any of the issues discussed below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions set forth in this prospectus as well as the tax consequences to noteholders.

The following discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to the noteholders in light of their personal investment circumstances nor, except for limited discussions of particular topics, to holders subject to special treatment under the U.S. federal income tax laws, including:

•	financial institutions;

•	broker-dealers;

•	life insurance companies;

•	tax-exempt organizations;

•	mutual funds;

•	real estate investment trusts;

•	regulated investment companies;

•	S-corporations;

•	trusts and estates;

•	persons that hold the notes as a position in a “straddle” or as part of a synthetic security or “hedge,” “conversion transaction” or other integrated investment;

•	persons that have a “functional currency” other than the U.S. dollar;

•	persons subject to any alternative minimum tax; and

•	investors in pass-through entities.

Rather, this information is directed to prospective purchasers who are unrelated to the depositor and who purchase notes at their issue price in the initial distribution thereof, and who hold the notes as “capital assets” within the meaning of Section 1221 of the Code.

PROSPECTIVE PURCHASERS OF THE NOTES ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE U.S. FEDERAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, IN ADDITION TO THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

Tax Treatment of Issuing Entity

At closing the issuing entity expects to be disregarded as separate from its beneficial owner for U.S. federal income tax purposes but may be treated as a partnership should the beneficial owner transfer the certificate or should the issuing entity issue any additional certificates to another party (that is not treated as the same person as the current beneficial owner for U.S. federal income tax purposes) or should any of the notes be characterized by the IRS as equity of the issuing entity. If the issuing entity is treated as a partnership for U.S. federal income tax purposes, certain audit rules would generally apply to the issuing entity. Under these rules, unless an entity that is treated as a partnership for U.S. federal income tax purposes elects otherwise, taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members. The parties responsible for the tax administration of the issuing entity described herein will have the authority to utilize, and intend to utilize, any exceptions available under these provisions (including any changes thereto) and IRS regulations so that the issuing entity’s members, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income if the issuing entity is treated as a partnership. It is unclear to what extent these elections will be available to the issuing entity and how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections. Prospective investors are urged to consult with their tax advisors regarding the possible effect of these rules.

Opinions

Upon the issuance of notes, Special Tax Counsel will deliver an opinion stating that, subject to certain qualifications, assumptions and representations, based on the terms of the notes, the transactions relating to the receivables as set forth herein and the applicable provisions of the issuing entity’s formation document and related documents, (i) the notes (other than any notes, if any, owned by: (A) the issuing entity or a person considered to be the same person as the issuing entity for United States federal income tax purposes, (B) a member of an expanded group (as defined in Treasury Regulation Section 1.385-1(c)(4) or any successor regulation then in effect) that includes the issuing entity (or a person considered to be the same person as the issuing entity for United States federal income tax purposes), (C) a “controlled partnership” (as defined in Treasury Regulation Section 1.385-1(c)(1) or any successor regulation then in effect) of such expanded group or (D) a disregarded entity owned directly or indirectly by a person described in preceding clause (B) or (C)) will be treated as indebtedness for U.S. federal income tax purposes; and (ii) for U.S. federal income tax purposes, the issuing entity will not be classified as an association taxable as a corporation or as a publicly traded partnership taxable as a corporation. The tax opinion of Special Tax Counsel with respect to the issuing entity will be subject to certain assumptions, conditions and qualifications as described in detail below. Noteholders should be aware that, as of the closing date, no transaction closely comparable to that contemplated herein has been the subject of any judicial decision, Treasury Regulation or IRS revenue ruling. Although Special Tax Counsel will issue a tax opinion to the effect described above, the IRS may successfully take a contrary position and the tax opinions are not binding on the IRS or on any court.

The following discussion assumes the notes are characterized as indebtedness for U.S. federal income tax purposes. For purposes of this discussion, references to a “holder” are to the beneficial owner of a note. The term “U.S. Holder” means a holder of a note that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity subject to U.S. federal income taxation as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, or (iii) an estate or trust treated as a U.S. person under Section 7701(a)(30) of the Code. The term “Non-U.S. Holder” means a holder of a note other than a U.S. Holder or an entity treated as a partnership for U.S. federal income tax purposes.

Special rules, not addressed in this discussion, may apply to persons purchasing notes through entities or arrangements treated for U.S. federal income tax purposes as partnerships, and any such partnership purchasing notes and persons purchasing notes through such a partnership should consult their own tax advisors in that regard.

U.S. Federal Income Tax Considerations for U.S. Holders of the Notes

Treatment of Interest and Original Discount.

It is possible that one or more classes of notes may be offered with more than a de minimis amount of original issue discount (“OID”). In general, OID is the excess of the stated redemption price at maturity of a debt instrument over its issue price, unless that excess is no more than a de minimis amount (i.e., less than 1/4% of their principal amount multiplied by their weighted average maturities included in their term). A note’s stated redemption price at maturity is the aggregate of all payments required to be made under the note through maturity except qualified stated interest. Qualified stated interest is generally interest that is unconditionally payable in cash or property, other than debt instruments of the issuing entity, at fixed intervals of one year or less during the entire term of the instrument at specified rates. The issue price will be the first price at which a substantial amount of the notes are sold, excluding sales to bond holders, brokers or similar persons acting as underwriters, placement agents or wholesalers.

The issuing entity intends to treat stated interest on the notes as qualified stated interest, and therefore, the stated interest on a note will be taxable to a U.S. Holder as ordinary income when received or accrued in accordance with the noteholder’s regular method of tax accounting. Interest received on a note may constitute “investment income” for purposes of some limitations of the Code concerning the deductibility of investment interest expense.

In the case of notes issued with de minimis OID, generally, a portion of such OID is taken into income upon each principal payment on the note. Such portion equals the de minimis OID times a fraction whose numerator is the amount of principal payment made and whose denominator is the stated principal amount of the note. Such income generally is capital gain.

If a note were treated as being issued with OID that is not de minimis, a U.S. Holder would be required to include OID in income as interest over the term of the note under a constant yield method. In general, OID must be included in income in advance of the receipt of cash representing that income. Thus, each cash distribution (other than qualified stated interest) would be treated as an amount already included in income, to the extent OID has accrued as of the date of the interest distribution and is not allocated to prior distributions, or as a repayment of principal. For a cash method U.S. Holders, this could result in such person being required to report income on the notes in advance of the receipt of cash attributable to that income. In general, for notes where payments thereon may be accelerated by reason of prepayments of other obligations securing such notes, the determination of full years to maturity and the accrual of original issue discount, if any, is made using a reasonable prepayment assumption pursuant to Section 1272(a)(6) of the Code. Under Section 1272(a)(6) of the Code, the periodic accrual of OID is determined by taking into account (i) a reasonable prepayment assumption in accruing OID (generally, the assumption used to price the debt offering) and (ii) adjustments in the accrual of OID when prepayments do not conform to the prepayment assumption, and regulations could be adopted applying those provisions to the notes. It is unclear whether those provisions would be applicable to the notes in the absence of such regulations or whether use of a reasonable prepayment assumption may be required or permitted without reliance on these rules. If this provision applies to the notes, the amount of OID that will accrue in any given “accrual period” may either increase or decrease depending upon the actual prepayment rate. In the absence of such regulations (or statutory or other administrative clarification), any information reports or returns to the IRS and the U.S. Holders regarding OID, if any, will be based on the assumption that the receivables will prepay at a rate based on the assumption used in pricing the notes offered hereunder. However, no representation will be made regarding the prepayment rate of the receivables. See “Weighted Average Life of the Notes” in this prospectus. Accordingly, we suggest prospective investors consult with their own tax advisors regarding the impact of any prepayments under the receivables (and the OID rules) if the notes offered hereunder are issued with OID.

A holder of a Short-Term Note which has a fixed maturity date not more than one year from the issue date of that note will generally not be required to include OID on the Short-Term Note in income as it accrues, provided the holder of the note is not an accrual method taxpayer, a bank, a broker or dealer that holds the note as inventory, a regulated investment company or common trust fund, or the beneficial owner of pass-through entities specified in the Code, or provided the holder does not hold the instrument as part of a hedging transaction, or as a stripped bond or stripped coupon. Instead, the holder of a Short-Term Note would include the OID accrued on the note in gross income upon a sale or exchange of the note or at maturity, or if the note is payable in installments, as principal is paid thereon. A holder of a Short-Term Note would be required to defer deductions for any interest expense on an obligation incurred to purchase or carry the note except to the extent it exceeds the sum of the interest income, if any, and OID accrued on the note. However, a holder may elect to include OID in income as it accrues on all obligations having a maturity of one year or less held by the holder in that taxable year or thereafter, in which case the deferral rule of the preceding sentence will not apply. For purposes of this paragraph, OID accrues on a Short-Term Note on a ratable, straight-line basis, unless the holder irrevocably elects, under regulations to be issued by the Treasury Department, to apply a constant interest method to such obligation, using the holder’s yield to maturity and daily compounding.

If the notes are not issued with OID but a holder purchases a note at a discount greater than the de minimis amount set forth above, such discount will be market discount. Generally, a portion of each principal payment will be treated as ordinary income to the extent of the accrued market discount not previously recognized as income. Gain on sale of such note is treated as ordinary income to the extent of the accrued but not previously recognized market discount. Market discount generally accrues ratably, absent an election to base accrual on a constant yield to maturity basis. A holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or continued to purchase or carry a note with market discount until the maturity of the note or certain earlier dispositions.

Premium. If a holder purchases a note for an amount that is greater than the sum of all amounts of the stated redemption price of maturity payable on the note after the purchase date, such holder is considered to have purchased the note with “amortizable bond premium” equal in amount to such excess. A holder may elect to amortize such premium using a constant yield method over the remaining term of the note and may offset interest otherwise required to be included in respect of the note during any taxable year by the amortized amount of such excess for the taxable year. If such election is made with respect to a note, then the holder will be deemed to have elected to amortize bond premium with respect to all premium debt instruments that the investor acquired on the first day of the taxable year to which the election applies and acquires thereafter.

Sale or Other Disposition. If a U.S. Holder sells a note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the holder’s adjusted tax basis in the note. The adjusted tax basis of the note to a particular U.S. Holder will equal the holder’s cost for the note, increased by any OID and market discount previously included by the noteholder in income from the note and decreased by any bond premium previously amortized and any principal payments previously received by the noteholder on the note. Any gain or loss will be capital gain or loss if the note was held as a capital asset, except for gain representing accrued interest or accrued market discount not previously included in income. Capital gain or loss will be long-term if the note was held by the holder for more than one year and otherwise will be short-term. Any capital losses realized generally may be used by a corporate taxpayer only to offset capital gains, and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income.

Potential Acceleration of Income. An accrual method taxpayer that prepares an “applicable financial statement” (as defined in Section 451 of the Code, which includes any GAAP financial statement, Form 10-K annual statement, audited financial statement or a financial statement filed with any federal agency for non-tax purposes) generally would be required to include certain items of income in gross income no later than the time such amounts are reflected on such a financial statement. In certain circumstances this could result in an acceleration of income recognition for income items differing from the above description, however, in general, excluded from this rule is any item of gross income for which a taxpayer uses a special method of accounting required by certain sections of the Code, including income subject to the timing rules for OID and de minimis OID, income under the contingent payment debt instrument rules, income under the variable rate debt instrument rules, and market discount (including de minimis market discount). U.S. Holders should consult their tax advisors with regard to these rules.

Net Investment Income. Certain non-corporate U.S. Holders will be subject to a 3.8 percent tax, in addition to regular tax on income and gains, on some or all of their “net investment income,” which generally will include interest, original issue discount and market discount realized on a note and any net gain recognized upon a disposition of a note. U.S. Holders should consult their tax advisors regarding the applicability of this tax in respect of their notes.

Information Reporting and Backup Withholding. The issuing entity will be required to report annually to the IRS, and to each noteholder of record, the amount of interest paid on the notes, and the amount of interest withheld for U.S. federal income taxes, if any, for each calendar year, except as to exempt holders which are, generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts or nonresident aliens who provide certification as to their status. Each U.S. Holder will be required to provide to the issuing entity, under penalties of perjury, IRS Form W-9 or other similar form containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. If a nonexempt noteholder fails to provide the required certification, the issuing entity will be required to withhold at the currently applicable rate from interest otherwise payable to the holder, and remit the withheld amount to the IRS as a credit against the holder’s U.S. federal income tax liability. Holders should consult their tax advisors regarding the application of the backup withholding and information reporting rules to their particular circumstances.

Because the depositor will not treat the issuing entity as an association or publicly traded partnership taxable as a corporation, and will treat all notes as indebtedness for U.S. federal income tax purposes, the depositor will not comply with the tax reporting requirements that would apply under any alternative characterizations of the issuing entity.

U.S. Federal Income Tax Considerations for Non-U.S. Holders

If interest paid to or accrued by a Non-U.S. Holder is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (or under certain tax treaties is not attributable to a United States permanent establishment maintained by the Non-U.S. Holder), the interest generally will be considered “portfolio interest”, and generally will not be subject to U.S. federal income tax and withholding tax (however see the discussion of FATCA below), as long as the Non-U.S. Holder:

•

is not actually or constructively a “10 percent shareholder” of the issuing entity or the depositor (or another person treated as the same taxpayer as the issuing entity) including a holder of 10 percent of the applicable outstanding certificates, or a “controlled foreign corporation” with respect to which the issuing entity or the depositor is a “related person” within the meaning of the Code, and

•

provides an appropriate statement on IRS Form W-8BEN or W-8BEN-E signed under penalties of perjury, certifying that the Non-U.S. Holder is a Foreign Person and providing that Non-U.S. Holder’s name and address. If the information provided in this statement changes, the Non-U.S. Holder must so inform the issuing entity within 30 days of change.

If the interest were not portfolio interest or if applicable certification requirements were not satisfied, then the interest would be subject to U.S. federal income and withholding tax at a rate of 30 percent unless reduced or eliminated pursuant to an applicable tax treaty. Non-U.S. Holders should consult their tax advisors with respect to the application of the withholding and information reporting regulations to their particular circumstances.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a Non-U.S. Holder will be exempt from U.S. federal income and withholding tax, provided that:

•

the gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or under certain tax treaties is not attributable to a United States permanent establishment maintained by the Non-U.S. Holder); and

•	in the case of a Non-U.S. Holder that is an individual, the Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year.

If the interest, gain or income on a note held by a Non-U.S. Holder is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (and under certain tax treaties is attributable to a United States permanent establishment maintained by the Non-U.S. Holder), the holder, although exempt from the withholding tax previously discussed if an appropriate statement is furnished, generally will be subject to U.S. federal income tax on the interest, gain or income at regular federal income tax rates. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to the currently applicable rate of its “effectively connected earnings and profits” within the meaning of the Code for the taxable year, as adjusted for specified items, unless it qualifies for a lower rate under an applicable tax treaty. A Non-U.S. Holder other than an individual or corporation (or an entity treated as such for U.S. federal income tax purposes) holding the notes on its own behalf may have substantially increased reporting requirements. In particular, in case of notes held by a foreign partnership or foreign trust, the partners or beneficiaries, as the case may be, may be required to provide certain additional information.

Information Reporting and Backup Withholding. Backup withholding will likely not apply to payments of principal or interest made by the issuing entity or its paying agents, in their capacities as such, to a Non-U.S. Holder of a note if the holder is exempt from withholding tax on interest as described above. However, information reporting on IRS Form 1042-S may still apply with respect to interest payments. Payments of the proceeds from a disposition by a Non-U.S. Holder of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is:

•	a United States person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a Foreign Person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

•

a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.

Payment of the proceeds from a disposition by a Non-U.S. Holder of a note made to or through the United States office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its TIN or otherwise establishes an exemption from information reporting and backup withholding.

Non-U.S. Holders are encouraged to consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstances and the availability of, and procedure for obtaining, an exemption from withholding and backup withholding under current Treasury Regulations. In this regard, the current Treasury Regulations provide that a certification may not be relied on if the issuing entity or its agent (or other payor) knows or has reasons to know that the certification may be false. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and any excess may be refundable, provided the required information is furnished timely to the IRS.

FATCA. Under Sections 1471 through 1474 of the Code (commonly known as (“FATCA”)) withholding may be required on certain payments—including payments of U.S. source dividends, interest and other fixed payments and, under rules previously scheduled to take effect beginning January 1, 2019, gross proceeds from the disposition of property producing such payments—to holders of notes (including intermediaries) who do not provide certain information to the issuing entity or other applicable withholding agent, which may include the name, address, taxpayer identification number and certain other information with respect to direct and certain indirect U.S. Holders. Treasury Regulations have been published in proposed form that eliminate withholding on gross proceeds from such dispositions of property producing such payments. Pursuant to these proposed Treasury Regulations, the issuing entity and any withholding agent may rely on this change to FATCA withholding until final regulations are issued. If an amount in respect of U.S. withholding tax were to be deducted or withheld from interest or principal payments on the notes as a result of a holder’s failure to comply with these rules or as a result of the presence in the payment chain of an intermediary that does not comply with these rules, neither the issuing entity nor any paying agent nor any other person would, pursuant to the conditions of the notes, be required to pay additional amounts as a result of the deduction or withholding of such tax. As a result, investors may receive less interest or principal than expected. Certain countries have entered into, and other countries are expected to enter into, agreements with the U.S. to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or indirectly holding notes through financial institutions in) those countries. It is suggested that prospective investors consult their own tax advisors on how these rules may apply to payments they receive under the notes.

Tax Regulations for Related-Party Note Acquisitions

The United States Department of the Treasury and the IRS have issued Treasury Regulations under Section 385 of the Code that address the debt or equity treatment of instruments held by certain parties related to the issuing entity. In particular, in certain circumstances, a note that otherwise would be treated as debt is treated as equity for U.S. federal income tax purposes during periods in which the note is held by an applicable related party (meaning a member of an “expanded group” that includes the issuing entity (or its owner(s)), generally based on a group of corporations or controlled partnerships connected through 80% direct or indirect ownership links). Under these Treasury Regulations, any notes treated as equity under these rules could result in adverse tax consequences to such related party Holder, including that U.S. federal withholding taxes could apply to distributions on the notes. If the issuing entity were to become liable for any such withholding or failure to so withhold, the resulting impositions could reduce the cash flow that would otherwise be available to make payments on all notes. In addition, when a recharacterized note is acquired by a beneficial owner that is not an applicable related party, that note is generally treated as reissued for U.S. federal income tax purposes and thus may have tax characteristics differing from notes of the same class that were not previously held by a related party. The issuing entity does not intend to separately track any such notes. As a result of considerations arising from these rules, prospective investors should be aware that, if they purchase notes, they may be restricted in certain circumstances from investing in certificates through certain affiliates covered by these Treasury Regulations that are generally United States persons for U.S. federal income tax purposes. The issuing entity does not expect that these Treasury Regulations will apply to any of the notes. However, these Treasury Regulations are complex and have not been applied by the IRS or any court. In addition, the IRS has reserved certain portions of the Treasury Regulations pending its further consideration. Prospective investors should note that the Treasury Regulations are complex and we urge investors to consult their own tax advisors regarding the possible effects of these rules.

Possible Alternative Treatments of the Notes and the Issuing Entity

Although, as discussed above, it is the opinion of Special Tax Counsel that the notes will be treated as debt for U.S. federal income tax purposes, the IRS may take a contrary position. If the IRS were to contend successfully that any class of notes were not debt for U.S. federal income tax purposes, such notes might be treated as equity interests in the issuing entity. As a result, even if the depositor or other single person was the sole certificateholder of the issuing entity, the issuing entity would be considered to have multiple equity owners and might be classified for U.S. federal income tax purposes as an association taxable as a corporation or as a partnership. Additionally, even if all the notes were treated as debt for U.S. federal income tax purposes, but there is more than one person (and all such persons are not treated as the same person for U.S. federal income tax purposes) holding a certificate (or interest therein), the issuing entity may be considered to have multiple equity owners and might be classified for U.S. federal income tax purposes as an association taxable as a corporation or as a partnership.

A partnership is generally not subject to an entity level tax for U.S. federal income tax purposes, while an association or corporation is subject to an entity level tax. If the issuing entity were treated as a partnership (which most likely would not be treated as a publicly traded partnership taxable as a corporation) and one or more classes of notes were treated as equity interests in that partnership, each item of income, gain, loss, deduction, and credit generated through the ownership of the receivables by the partnership would be passed through to the partners, including the affected holders, according to their respective interests therein. Under current law, the income reportable by noteholders as partners in such a partnership could differ from the income reportable by the noteholders as holders of debt. Generally, such differences are not expected to be material; however, certain noteholders may have adverse tax consequences. For example, cash basis noteholders might be required to report income when it accrues to the partnership rather than when it is received by the noteholders. Payments on the recharacterized notes would likely be treated as “guaranteed payments” within the meaning of Section 707 of the

Code, the amount and timing of income to a U.S. Holder would generally not be expected to materially differ from that which would be the case were the notes not recharacterized. On the other hand, if payments are not treated as “guaranteed payments”, note that U.S. Holders would be taxed on the partnership income regardless of when distributions are made to them and are not entitled to deduct miscellaneous itemized deductions that are not allocable to a trade or business (which may include their share of partnership expenses). In addition, to the extent partnership expenses are treated as allocable to a trade or business, the amount or value of interest expense deductions available to the holders of recharacterized notes with respect to the issuing entity’s interest expense may be limited under the rules of Section 163(j) of the Code. Any income allocated to a noteholder that is a tax-exempt entity may constitute unrelated business taxable income because all or a portion of the issuing entity’s taxable income may be considered debt-financed. The receipt of unrelated business taxable income by a tax-exempt noteholder could give rise to additional tax liability to such tax-exempt holder. In addition, in the case of this recharacterization of notes, depending on the circumstances, a noteholder that is a Foreign Person might be required to file a United States individual or corporate income tax return, as the case may be, and it is possible that (i) such person may be subject to (x) withholding of tax on purchase price paid to it in the event of a disposition of the note (treated as a partnership interest) and (y) tax (and withholding) on its allocable interest at regular U.S. rates and, in the case of a corporation, a 30% branch profits tax rate (unless reduced or eliminated pursuant to an applicable tax treaty) or (ii) gross income allocated to such person may be subject to 30% withholding tax (i.e., unreduced by any interest deductions or other expenses) unless reduced or eliminated pursuant to an applicable tax treaty. The issuing entity could be liable for any failure to so withhold, thereby reducing the cash flow that would otherwise be available to make payments on all notes.

Further, in order to backstop a Non-U.S. Holder’s tax liability associated with gain upon the sale of a partnership interest where the partnership is engaged in a trade or business within the United States, rules under Section 1446(f) of the Code provide that the transferee of a certificate or other equity interest in the issuing entity (including an offered note that the IRS successfully recharacterized as an equity interest) could be liable for a withholding tax of 10% of the amount realized by the transferor (including debt deemed to be assumed by the transferee) if the transferee does not obtain an affidavit meeting the requirements of Section 1446(f) of the Code or satisfy the requirements of IRS guidance issued thereunder so as to exempt the amount realized from such withholding. (The affidavits generally relate to either confirming that the transferor is a United States person for United States federal income tax purposes, that the issuing entity has not engaged in a trade or business within the United States at any time during the taxable year of the issuing entity through the date of the transfer, that the underlying assets of the issuing entity do not give rise to a certain level of income effectively connected with a trade or business in the United States, or that certain matters involving gain recognition are applicable to the transaction.) The issuing entity has not created a mechanism for a transferee of a certificate or a note to obtain any of the affidavits described above from a transferor. If any offered notes were successfully recharacterized by the IRS as other than indebtedness, a transferee of such offered note may be required to withhold unless it receives an appropriate affidavit. If a transferee is required to withhold and does not, the issuing entity is required to withhold, but only on distributions to such transferee. Any tax liability or penalties payable by the issuing entity could reduce the cash flow that would otherwise be available to make payments on all notes. Potential holders are encouraged to consult with their own tax advisors regarding the possible effect of the rules.

If the issuing entity is treated as a partnership for U.S. federal income tax purposes, the partnership audit rules would generally apply to the issuing entity. Under these rules, unless an entity elects otherwise, taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members. The parties responsible for the tax administration of the issuing entity described herein will have the authority to utilize, and intend to utilize, any exceptions available under these provisions (including any changes) and IRS regulations so that the issuing entity’s members, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income if the issuing entity is treated as a partnership. It is unclear to what extent these elections will be available to the issuing entity and how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections. Prospective investors are urged to consult with their tax advisors regarding the possible effect of these rules.

Because the issuing entity will treat the notes as indebtedness for U.S. federal income tax purposes, if held by persons other than the beneficial owner of the equity in the issuing entity or an affiliate of such beneficial owner for such purposes, it will not comply with the tax reporting requirements applicable to the possible alternative characterizations of the notes discussed above.

If, alternatively, the issuing entity were treated as either an association taxable as a corporation or a publicly traded partnership taxable as a corporation, the issuing entity would be subject to U.S. federal income taxes at corporate tax rates on its taxable income generated by ownership of the receivables. Moreover, distributions by the issuing entity to all or some of the noteholders would probably not be deductible in computing the issuing entity’s taxable income and all or part of the distributions to noteholders would probably be treated as dividends. Such an entity-level tax could result in reduced distributions to noteholders and adversely affect the issuing entity’s ability to make payments of principal and interest with respect to the notes. To the extent distributions on such notes were treated as dividends, a non-U.S. Holder would generally be subject to tax (and withholding) on the gross amount of such dividends at a rate of 30% unless reduced or eliminated pursuant to an applicable income tax treaty.

Tax Shelter and Other Disclosure Requirements. Treasury Regulations directed at “potentially abusive” tax shelter activity can apply to transactions not conventionally regarded as tax shelters, and various transactions may be a “reportable transaction” based upon any of several indicia, one or more of which may be present with respect to an investment in the notes. Significant penalties can be imposed for failure to comply with these disclosure and investor list requirements. Prospective investors should consult their tax advisors concerning any possible tax disclosure obligation with respect to their investment.

STATE AND LOCAL TAX CONSEQUENCES

The above discussion does not address the tax treatment of the issuing entity, notes, or noteholders under any state or local tax laws. The activities to be undertaken by the servicer in servicing and collecting the receivables will take place throughout the United States and, therefore, many different tax regimes potentially apply to different portions of these transactions. Additionally, it is possible a state or local jurisdiction may assert its right to impose tax on the issuing entity with respect to its income related to receivables collected from customers located in such jurisdiction. It is also possible that a state may require that a noteholder treated as an equity-owner (including non-resident holders) file state income tax returns with the state pertaining to receivables collected from customers located in such state (and may require withholding on related income). Certain states have also recently enacted partnership audit rules that correspond with the audit rules that now apply to partnerships for U.S. federal income tax purposes, and similar considerations apply to those state partnership audit rules as apply to the current federal partnership audit rules. Prospective investors are urged to consult with their tax advisors regarding the state and local tax treatment of the issuing entity as well as any state and local tax considerations for them of purchasing, holding and disposing of notes or membership interests.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. BENEFIT PLANS

Subject to the following discussion, the notes may be acquired with the assets of an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA, a “plan” as defined in and subject to Section 4975 of the Code or an entity or account deemed to hold plan assets of the foregoing (each, a “benefit plan investor”), as well as by “employee benefit plans” as defined in Section 3(3) of ERISA, that are not subject to Title I of ERISA, “plans” as defined in Section 4975 of the Code or entities or accounts deemed to hold plan assets of the foregoing (together with benefit plan investors, “Plans”). Section 406 of ERISA and Section 4975 of the Code prohibit benefit plan investors from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such benefit plan investor. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of such benefit plan investor. In addition, Title I of ERISA requires fiduciaries of a benefit plan investor subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. Governmental plans, although not subject to the fiduciary and prohibited transaction provisions of ERISA or Section 4975 of the Code, may be subject to substantially similar restrictions under applicable state, local or other law (“Similar Law”). Governmental and certain church plans are also subject to the prohibited transaction rules in Section 503(b) of the Code.

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a benefit plan investor that acquired notes if assets of the issuing entity were deemed to be assets of the benefit plan investor. Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “ERISA regulation”), the assets of the issuing entity would be treated as plan assets of a benefit plan investor for the purposes of ERISA and the Code only if the benefit plan investor acquired an “equity interest” in the issuing entity and none of the exceptions to plan assets contained in the ERISA regulation were applicable. An equity interest is defined under the ERISA regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, it is anticipated that, as of the date of this prospectus, the notes should be treated as indebtedness of the issuing entity without substantial equity features for purposes of the ERISA regulation. This determination is based upon the traditional debt features of the notes, including the reasonable expectation of purchasers of notes that the notes will be repaid when due and traditional default remedies, as well as on the absence of conversion rights, warrants and other typical equity features. The debt treatment of the notes for ERISA purposes could change subsequent to their issuance if the issuing entity incurs losses. This risk of recharacterization is enhanced for notes that are subordinated to other classes of securities. In the event of a withdrawal or downgrade to below investment grade of the rating of a class of notes or a characterization of a class of notes as other than indebtedness under applicable local law, the subsequent acquisition of such class of notes or interests therein by a benefit plan investor or Plan that is subject to Similar Law is prohibited.

However, without regard to whether the notes are treated as an equity interest in the issuing entity for purposes of the ERISA regulation, the acquisition or holding of notes by or on behalf of a benefit plan investor could be considered to give rise to a prohibited transaction if the issuing entity, the depositor, the originator, the servicer, the administrator, the underwriters, the owner trustee, [the issuer Delaware trustee,] the indenture trustee or any of their affiliates is or becomes a party in interest or a disqualified person with respect to such benefit plan investors. Certain exemptions from the prohibited transaction rules could be applicable to the acquisition and holding of notes by a benefit plan investor depending on the type and circumstances of the plan fiduciary making the decision to acquire such notes and the relationship of the party in interest or disqualified person to the benefit plan investor. Included among these exemptions are: Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain transactions between a benefit plan investor and persons who are parties in interest or disqualified persons solely by reason of providing services to the benefit plan investor or being affiliated with such service providers; Prohibited Transaction Class Exemption (“PTCE”) 96-23, regarding transactions effected by “in-house asset managers;” PTCE 95-60, regarding investments by insurance company general accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 90-1, regarding investments by insurance company pooled separate accounts; and PTCE 84-14, regarding transactions effected by “qualified professional asset managers.” Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the notes, and prospective purchasers that are benefit plan investors should consult with their legal advisors regarding the applicability of any such exemption.

In addition, because the issuing entity, the depositor, the originator, the servicer, the administrator, the underwriters and their respective affiliates (collectively, the “Transaction Parties”) may receive certain benefits in connection with the sale or holding of the notes, the purchase of any of the notes using assets of a benefit plan investor over which any of the Transaction Parties has investment authority, or renders investment advice for a fee with respect to the assets of the benefit plan investor, or is the employer or other sponsor of such benefit plan investor, may be deemed to be a violation of a provision of Title I of ERISA or Section 4975 of the Code. Accordingly, the notes may not be acquired using the assets of any benefit plan investor if a Transaction Party has investment authority or renders investment advice for a fee with respect to the assets of such benefit plan investor, or is the employer or other sponsor of such benefit plan investor, unless an applicable prohibited transaction exemption is available to cover the purchase or holding of any such notes or the transaction is not otherwise prohibited.

By acquiring a note (or any interest therein), each purchaser and transferee (and its fiduciary, as applicable) will be deemed to represent and warrant that either (a) it is not acquiring and will not hold such note (or any interest therein) with the assets of a benefit plan investor or Plan that is subject to Similar Law or (b) (i) such note has not been characterized as other than indebtedness under applicable local law and has at least one investment grade rating from a nationally recognized statistical rating organization at the time of acquisition and (ii) its acquisition, holding and disposition of such note (or any interest therein) will not give rise to a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any Similar Law.

A Plan fiduciary considering the acquisition of notes (or any interest therein) should consult its legal advisors regarding the matters discussed above and other applicable legal requirements.

The sale of notes (or any interest therein) to a benefit plan investor or any Plan is in no respect a representation that this investment meets all relevant legal requirements with respect to investments by benefit plan investors or Plans generally or for any particular benefit plan investor or Plan, or that this investment is appropriate for benefit plan investors or Plans generally or any particular benefit plan investor or Plan.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement relating to the offered notes, the depositor has agreed to sell and the underwriters named below have severally but not jointly agreed to purchase the principal amount of the offered notes set forth opposite its name below subject to the satisfaction of certain conditions precedent.

Underwriter	Principal Amount of Class A-1 Notes(1)(2)			Principal Amount of Class A-2[-A] Notes(1)(2)			[Principal Amount of Class A-2-B Notes(1)(2)]			Principal Amount of Class A-3 Notes(1)(2)			Principal Amount of Class A-4 Notes(1)(2)
[__________]	$			$			$			$			$
[__________]
[__________]

Total	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]

Underwriter	[Principal Amount of Class B Notes(1)(2)]			[Principal Amount of Class C Notes(1)(2)]
[__________]	$			$
[__________]
[__________]

Total	$	[	•]	$	[	•]

(1)	[Approximately [5]% of each class of notes will be retained by the depositor or one or more majority-owned affiliates of the depositor.]
(2)	[All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.]

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all the offered notes if any are purchased. The underwriting agreement provides that, in the event of a default by an underwriter, in certain circumstances the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The depositor has been advised by the underwriters that the underwriters propose to offer the offered notes to the public initially at the offering prices set forth on the cover page of this prospectus and to certain dealers at these prices less the concessions and reallowance discounts set forth below:

Class	Selling Concession Not to Exceed(1)	Reallowance Discount Not to Exceed
Class A-1 notes	[•]%	[•]%
Class A-2[-A] notes	[•]%	[•]%
[Class A-2-B notes]	[•]%	[•]%
Class A-3 notes	[•]%	[•]%
Class A-4 notes	[•]%	[•]%
[Class B notes]	[•]%	[•]%
[Class C notes]	[•]%	[•]%

(1)	In the event of possible sales to affiliates, one or more of the underwriters may be required to forego a de minimis portion of the selling concession they would otherwise be entitled to receive.

If all of the classes of offered notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms. After the initial public offering, the underwriters may change the public offering price and selling concessions and reallowance discounts to dealers.

The offered notes will be sold by the depositor to the underwriters, who will offer the notes from time to time in negotiated transactions at varying prices to be determined at the time of sale, subject to prior sale, when, as and if delivered to and accepted by the underwriters and subject to various prior conditions, including the underwriters’ right to reject orders in whole or in part.

The depositor and the sponsor have agreed, jointly and severally, to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect thereof. In the opinion of the SEC, such indemnification for liabilities of an indemnified person for such person’s violations of securities laws is against public policy as expressed in the Securities Act and may, therefore, be unenforceable.

Until the distribution of the offered notes is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the notes. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the prices of the offered notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of such offered notes.

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the offered notes in accordance with Regulation M under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered notes so long as the stabilizing bids do not exceed a specified maximum. Syndicate coverage transactions involve purchases of the offered notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the offered notes originally sold by the syndicate member are purchased in a syndicate covering transaction. These over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the offered notes to be higher than they would otherwise be in the absence of these transactions. Neither the depositor nor any of the underwriters will represent that it will engage in any of these transactions or that these transactions, once commenced, will not be discontinued without notice.

[In the ordinary course of its business, one or more of the underwriters and their respective affiliates have provided, and in the future may provide other investment banking and commercial banking services to the depositor, the servicer, the issuing entity and their affiliates.]

As discussed under “Use of Proceeds” above, the depositor or its affiliates will apply all or a portion of the net proceeds of the offering of the offered notes to pay their respective debts secured by the receivables prior to their transfer to the issuing entity, and for general purposes. [One or more of the underwriters, the indenture trustee, the owner trustee and/or their respective affiliates or entities for which their respective affiliates act as administrator and/or provide liquidity lines, may receive a portion of the proceeds as a repayment of that debt.]

The indenture trustee, on behalf of the issuing entity and at the direction of the servicer, may from time to time invest the funds in accounts and permitted investments acquired from the underwriters or their affiliates.

The offered notes are new issues of securities with no established trading market and there is a risk that one will not develop or, if it does develop, that it will continue or that it will provide sufficient liquidity. The underwriters tell us that they intend to make a market in the offered notes as permitted by applicable laws and regulations. However, the underwriters are not obligated to make a market in the offered notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters. Accordingly, we give no assurance regarding the liquidity of, or trading markets for, the offered notes.

It is expected that delivery of the offered notes will be made against payment therefor on or about the closing date. Rule 15c6-1 of the SEC under the Exchange Act generally requires trades in the secondary market to settle in one Business Day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the offered notes on the date hereof will be required, by virtue of the fact that the offered notes initially will settle more than one Business Day after the date hereof, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. It is suggested that purchasers of offered notes who wish to trade offered notes on the date hereof consult their own advisors.

The depositor will receive aggregate proceeds of approximately $[•] from the sale of the offered notes (representing approximately [•]% of the initial note balance of the offered notes) after paying the aggregate underwriting discount of $[•] on the offered notes. Additional offering expenses are estimated to be $[•].

Certain of the offered notes initially may be retained by the depositor or an affiliate of the depositor (the “Retained Notes”). Any Retained Notes will not be sold to the underwriters under the underwriting agreement. Retained Notes may be subsequently sold from time to time to purchasers directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of the Retained Notes. If the Retained Notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions. The Retained Notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.

Offering Restrictions

Each underwriter has severally but not jointly represented to and agreed with the issuing entity that:

•

it will not offer or sell any notes within the United States, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any securities, bank regulatory or other applicable law that applies to such underwriter; and

•

it will not offer or sell any notes in any other country, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any applicable securities law.

United Kingdom

Each underwriter has severally but not jointly represented and agreed that it has not offered, sold, distributed or otherwise made available and will not offer, sell, distribute or otherwise make available any notes to any UK retail investor in the United Kingdom (the “UK”). For these purposes:

(a) the expression “UK retail investor” means a person who is either one (or both) of the following:

(i) not a professional client, as defined in point (8) of Article 2(1) of UK MiFIR; or

(ii) not a qualified investor, as defined in paragraph 15 of Schedule 1 to the POATRs; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to buy or subscribe for the notes.

Each underwriter has severally but not jointly also represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the depositor; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the UK.

European Economic Area

Each underwriter has severally but not jointly represented and agreed that it has not offered, sold, distributed or otherwise made available and will not offer, sell, distribute or otherwise make available any notes to any EU retail investor in the EEA. For these purposes:

(a)	the expression “EU retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”);

(ii)	a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended); and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to buy or subscribe for the notes.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In addition, certain statements made in press releases and in oral and written statements made by or with the sponsor’s, the issuing entity’s or the depositor’s approval may constitute forward-looking statements. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements include those that discuss, among other things, outlook or other non-historical matters; projections, expenses, future cash flows; our expectations and intentions; and the assumptions that underlie these matters. Forward-looking statements often use words such as “will,” “anticipate,” “target,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” “forecast,” “outlook,” or other words of similar meaning. The sponsor, the issuing entity and the depositor have based these forward-looking statements on their current plans, estimates and projections, and you should not unduly rely on them.

Numerous factors could cause the return on your investment in the notes to differ materially from your expectations based on such forward-looking statements, including, among other things:

•	the characteristics, servicing and performance of the receivables, which could result in delays in payment or losses on your notes;

•	the limited nature of the issuing entity’s assets, which could result in delays in payment or losses on your notes arising from shortfalls or delays in amounts available to make payments on the notes;

•	adverse events affecting the servicer or other transaction parties, which could result in losses on your notes or reduce the market value or liquidity of your notes;

•

the issuance of multiple classes of notes by the issuing entity or retention of notes by the depositor or its affiliates, which may result in your notes being more sensitive to losses, being affected by conflicts of interest between classes and having reduced liquidity or voting power because of such retention; and

•	certain features of the notes and financial market disruptions, which may adversely affect the return on your notes or the market value and liquidity of your notes.

You should carefully consider the factors referred to above in evaluating these forward-looking statements.

When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this prospectus. See the factors set forth under the “Risk Factors” in this prospectus.

Future performance and actual results may differ materially from those expressed in forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of the sponsor, the issuing entity or the depositor to control or predict. The forward-looking statements made by us or on our behalf speak only as of the date they are made or as of the date indicated, and the sponsor, the issuing entity and the depositor do not undertake any obligation to update forward-looking statements as a result of new information, future events or otherwise, except to the extent required by law.

LEGAL PROCEEDINGS

[Insert disclosure required by Item 1117 of Regulation AB regarding any legal proceedings pending against the sponsor, depositor, trustee, issuing entity, servicer contemplated by Item 1108(a)(3) of Regulation AB, originator contemplated by Item 1110(b) of Regulation AB, or other party contemplated by Item 1100(d)(1) of Regulation AB, or of which any property of the foregoing is the subject, that is material to security holders. Include similar information as to any such proceedings known to be contemplated by governmental authorities.]

LEGAL MATTERS

Certain legal matters with respect to the notes, including United States federal income tax matters, will be passed upon for the servicer and the depositor by [_____________]. Certain legal matters for the underwriters will be passed upon by [____________].

GLOSSARY

“Adjusted Pool Balance” means (a) as of the closing date, an amount equal to (x) the net pool balance as of the close of business on the cut-off date minus (y) the yield supplement overcollateralization amount for the closing date and (b) for any payment date, an amount equal to (x) the net pool balance at the end of the collection period preceding that payment date minus (y) the yield supplement overcollateralization amount for that payment date.

“Available Funds” means, for any payment date and the related collection period, if any, an amount equal to the sum of the following amounts: (i) all Collections received by the servicer during such collection period, (ii) the sum of the repurchase prices deposited in the collection account with respect to each receivable that will be purchased by Stellantis Financial Services or the servicer on that payment date, [and] (iii) any amounts in the reserve account in excess of the Specified Reserve Account Balance for that payment date [and (iv) the Yield Supplement Withdrawal Amount for that payment date, if any].

[“Benchmark” means, initially, the SOFR Rate; provided that if the administrator determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the SOFR Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.]

[“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the administrator as of the Benchmark Replacement Date;

(1) the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2) the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or

(3) the sum of: (a) the alternate rate of interest that has been selected by the administrator as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate securities at such time and (b) the Benchmark Replacement Adjustment.]

[“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the administrator as of the Benchmark Replacement Date:

(1) the spread adjustment (which may be a positive or negative value or zero), or method for calculating or determining such spread adjustment, that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2) if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or

(3) the spread adjustment (which may be a positive or negative value or zero) that has been selected by the administrator giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate securities at such time.]

[“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the interest period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the administrator decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the administrator determines is reasonably necessary).]

[“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.]

[“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1) a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(2) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.]

“Class A-1 Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-1 notes.

“Class A-2[-A] Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-2[-A] notes.

[“Class A-2-B Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-2-B notes.]

“Class A-3 Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-3 notes.

“Class A-4 Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-4 notes.

[“Class B Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class B notes.]

[“Class C Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class C notes.]

“Collections” means, with respect to any receivable and to the extent received by the servicer after the cut-off date, (i) any monthly payment by or on behalf of the obligor under that receivable, (ii) any full or partial prepayment of that receivable, (iii) all Liquidation Proceeds and (iv) any other amounts received by the servicer which, in accordance with the customary servicing practices, would customarily be applied to the payment of accrued interest or to reduce the outstanding principal balance of that receivable; provided, however, that the term Collections in no event will include (1) for any payment date, any amounts in respect of any receivable the repurchase price of which has been included in the Available Funds on that payment date or a prior payment date, (2) any Supplemental Servicing Fees or (3) rebates of premiums with respect to the cancellation or termination of any insurance policy, extended warranty or service contract that was not financed by that receivable. For the avoidance of doubt, Collections do not include Unrelated Amounts.

[“Controlling Class” means, with respect to any notes outstanding, the Class A notes (voting together as a single class) as long as any Class A notes are outstanding, and thereafter the Class B notes as long as any Class B notes are outstanding, and thereafter the Class C notes as long as any Class C notes are outstanding.]

“Defaulted Receivable” means, with respect to any collection period, any receivable (a) with respect to which Stellantis Financial Services has either repossessed and liquidated the related vehicle or repossessed and held the related vehicle in its inventory for 90 days, (b) which Stellantis Financial Services has determined in good faith and in accordance with its customary servicing practices that all amounts it expects to recover with respect to such receivable have been received, (c) with respect to which 10% or more of any scheduled payment remains unpaid for 120 or more days from the related due date or (d) as to which the related obligor is deceased. The outstanding principal balance of any receivable that becomes a “Defaulted Receivable” will be deemed to be zero as of the date it becomes a “Defaulted Receivable”.

“financial institution” means any securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business.

“First Allocation of Principal” means, with respect to any payment date, an amount equal to the excess, if any, of (a) the Note Balance of the Class A notes as of such payment date (before giving effect to any principal payments made on the Class A notes on such payment date) over (b) the Adjusted Pool Balance as of the last day of the related collection period; provided, however, that the “First Allocation of Principal” for any payment date on and after the final scheduled payment date for any class of Class A notes will not be less than the amount that is necessary to reduce the Note Balance of that class of Class A notes to zero.

“Foreign Person” means any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state or the District of Columbia, (iii) an estate the income of which is includable in gross income for U.S. federal income tax purposes, regardless of its source, or (iv) a trust, if a United States court is able to exercise primary supervision over the administration of such trust and one (1) or more U.S. persons has the authority to control all substantial decisions of the trust or if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust.

[“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.]

[“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark.]

[“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.]

“Liquidation Proceeds” means, with respect to any receivable, (a) insurance proceeds received by the servicer with respect to any insurance policies relating to the related financed vehicle or maintained by the obligor in connection with a receivable, (b) amounts received by the servicer in connection with that receivable pursuant to the exercise of rights under that receivable and (c) the monies collected by the servicer (from whatever source, including proceeds of a sale of the related financed vehicle, a deficiency balance recovered from the related obligor after the charge-off of that receivable or as a result of any recourse against the related dealer, if any) on that receivable other than any monthly payments by or on behalf of the obligors thereunder or any full or partial prepayment of such receivable, in each case net of any expenses (including, without limitation, any auction, painting, repair or refurbishment expenses in respect of the related financed vehicle) incurred by the servicer in connection therewith and any payments required by law to be remitted to the related obligor; provided, however, that the repurchase price for any receivable purchased by Stellantis Financial Services or the servicer will not constitute Liquidation Proceeds.

“Note Balance” means, with respect to any date of determination, for any class, the Class A-1 Note Balance, the Class A-2[-A] Note Balance, [the Class A-2-B Note Balance,] the Class A-3 Note Balance, the Class A-4 Note Balance, [the Class B Note Balance] [or the Class C Note Balance,] as applicable, or with respect to the notes generally, the sum of all of the foregoing.

“Prepayment Assumption” means the method used to assume the anticipated rate of prepayments in pricing a debt instrument.

“Rating Agency Condition” means, with respect to any event or circumstance and each Hired Agency, either (a) written confirmation (which may be in the form of a letter, a press release or other publication, or a change in such Hired Agency’s published ratings criteria to this effect) by that Hired Agency that the occurrence of that event or circumstance will not cause such Hired Agency to downgrade, qualify or withdraw its rating assigned to any of the notes, or (b) that such Hired Agency has been given notice of that event or circumstance at least 10 days prior to the occurrence of that event or circumstance (or, if 10 days’ advance notice is impracticable, as much advance notice as is practicable) and such Hired Agency will not have issued any written notice that the occurrence of that event or circumstance will itself cause such Hired Agency to downgrade, qualify or withdraw its rating assigned to the notes. Notwithstanding the foregoing, no Hired Agency has any duty to review any notice given with respect to any event, and it is understood that such Hired Agency may not actually review notices received by it prior to or after the expiration of the 10 day period described in clause (b) above. Further, each Hired Agency retains the right to downgrade, qualify or withdraw its rating assigned to all or any of the notes at any time in its sole judgment even if the Rating Agency Condition with respect to an event had been previously satisfied pursuant to clause (a) or clause (b) above.

“Regular Allocation of Principal” means, with respect to any payment date, an amount not less than zero equal to (1) the excess, if any, of (a) the Note Balance of the notes as of such payment date (before giving effect to any principal payments made on the notes on such payment date) over (b) (i) the Adjusted Pool Balance as of the end of the related collection period minus (ii) the Target Overcollateralization Amount minus (2) the sum of the First Allocation of Principal, [the Second Allocation of Principal] [and the Third Allocation of Principal] for such payment date.

“SEC” means the United States Securities and Exchange Commission.

“Second Allocation of Principal” means, with respect to any payment date, an amount equal to the excess, if any, of (a) the sum of the Note Balance of the Class A notes and the Class B notes (before giving effect to any principal payments made on the notes on such payment date) minus the First Allocation of Principal for such payment date, over (b) the Adjusted Pool Balance as of the last day of the related collection period; provided, however, that the Second Allocation of Principal for any payment date on and after the final scheduled payment date for the Class B notes will not be less than the amount that is necessary to reduce the Class B Note Balance to zero (after the application of the First Allocation of Principal).

“Short-Term Note” means any note that has a fixed maturity date of not more than one year from the issue date of that note.

“Simple Interest Method” means the method of calculating interest due on a receivable on a daily basis based on the actual outstanding principal balance of the receivable on that date.

“Simple Interest Receivables” means receivables pursuant to which the payments due from the obligors during any month are allocated between interest, principal and other charges based on the actual date on which a payment is received and for which interest is calculated using the Simple Interest Method.

“Special Tax Counsel” means [•], as special tax counsel to the depositor.

“Specified Reserve Account Balance” means, on any payment date [prior to [•], 20[•], an amount equal to at least [•]% and on any payment date after [•] 20[•]], an amount equal to at least [•]% of the Adjusted Pool Balance as of the closing date.

“Stellantis” refers to Stellantis N.V., together with its consolidated subsidiaries excluding Stellantis Financial Services and its subsidiaries, or any one or more of them as the context may require.

“Supplemental Servicing Fees” means any and all (i) late fees, (ii) extension fees, (iii) non-sufficient funds charges and (iv) any and all other administrative fees or similar charges allowed by applicable law with respect to any receivable.

“Target Overcollateralization Amount” means, for any payment date, an amount equal to the greater of (i) [•]% of the Adjusted Pool Balance as of the last day of the related collection period and (ii) [•]% of the Adjusted Pool Balance as of the closing date.

[“Third Allocation of Principal” means, with respect to any payment date, an amount equal to the excess, if any, of (a) the sum of the Note Balance of the Class A notes, the Class B notes and the Class C notes as of such payment date (before giving effect to any principal payments made on the Class A notes, the Class B notes and the Class C notes on such payment date) minus the sum of the First Allocation of Principal and the Second Allocation of Principal for such payment date over (b) the Adjusted Pool Balance as of the end of the related collection period; provided, however, that the Third Allocation of Principal on and after the final scheduled payment date for the Class C notes will not be less than the amount that is necessary to reduce the Class C Note Balance to zero (after the application of the First Allocation of Principal and the Second Allocation of Principal).]

[“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment].

“Unrelated Amounts” means (a) amounts deposited by the servicer into the collection account but later determined by the servicer to be mistaken or returned deposits or postings, (b) amounts deposited by the servicer into the collection account as Collections but which were later determined by the servicer to not constitute Collections with respect to the receivables and (c) amounts received by the servicer with respect to a receivable that the servicer is prohibited from depositing into the collection account or otherwise remitting to the issuing entity by law or court order, the direction of a regulatory authority or regulatory guidance.

INDEX OF PRINCIPAL TERMS

[SOFR] Adjustment Conforming Changes	87
[statistical] cut-off date	6, 59
60-Day Delinquent Receivables	94
AAA	97
ABS	72
ABS Tables	73
Adjusted Pool Balance	146
administration agreement	90
administrator	2, 42
advance	1, 100
Affected Investors	130
AIFM Regulations	130
Appendix A	70
Assessment of Compliance	115
asset representations review agreement	90
asset representations reviewer	2
Asset Review	95
asset-level data	72
Attestation Report	115
Available Funds	146
Bankruptcy Code	124
bankruptcy court	125
bankruptcy events	112
Benchmark	146
Benchmark Replacement	146
Benchmark Replacement Adjustment	146
Benchmark Replacement Conforming Changes	146
Benchmark Replacement Date	147
Benchmark Transition Event	147
benefit plan investor	140
business day	85
calculation agent	86
certificate	3
certificateholder	3
CFPB	22
chattel paper	118
Class A notes	2
Class A-1 Note Balance	147
Class A-2 notes	2
Class A-2-A Note Balance	147
Class A-2-B Note Balance	147
Class A-3 Note Balance	147
Class A-4 Note Balance	148
Class B Note Balance	148
Class C Note Balance	148
clean-up call	5
Clearstream	35, 83
closing date	3
Code	36
collection period	97
Collections	148
Compounded SOFR	86
Controlling Class	148

cut-off date	6
Defaulted Receivable	148
Delinquency Percentage	94
Delinquency Trigger	94
depositor	1, 47
DISC	vii
Discount Receivables	108
Dodd-Frank Act	26, 125
DTC	82
Due Diligence Requirements	129
EEA	viii, 129
Eligibility Representations	91
ERISA	139
ERISA regulation	140
EU	14, 129
EU Affected Investors	129
EU CRR	129
EU Due Diligence Requirements	129
EU PRIIPS Regulation	viii
EU prospectus regulation	viii
EU qualified investor	viii
EU retail investor	viii, 144
EU Securitization Regulation	129
event of default	5, 111
excess interest	11
Exchange Act	84, 142
FATCA	137
FDIC	125
final scheduled payment date	89
financed vehicles	6
financial institution	148
First Allocation of Principal	148
First Investors Financial Services	47
fixed rate notes	3
floating rate notes	3
Foreign Person	148
FRBNY	37
FRBNY’s Website	87
FSMA	vii, 129
FTC	27
FTC Rule	122
GAP	27
HDC Rule	122
Hired Agencies	12
indenture	90
indenture trustee	2, 46
Instituting Noteholders	94
Investment Company Act	12, 128
IRS	131
ISDA Definitions	148
ISDA Fallback Adjustment	149
ISDA Fallback Rate	149
issuer Delaware trustee	2, 45

I-1

issuing entity	1, 42
issuing entity property	6, 44
LIBOR	38
Liquidation Proceeds	149
MiFID II	viii, 144
monthly remittance condition	99
net pool balance	5
Non-U.S. Holder	133
Note Balance	149
Note Factor	82
Noteholder Direction	95
noteholders	85
notes	2
obligors	6
OID	36, 133
OLA	125
Order	vii
originator	2, 51
owner trustee	2, 45
payment date	3
payment default	112
payment waterfall	101
Plans	140
POATRs	vii
Prepayment Assumption	149
PTCE	140
purchase agreement	90
Rating Agency Condition	149
receivables	6
receivables pool	6
record date	3, 85
Reference Time	86
Regular Allocation of Principal	149
Regulation RR	12
Relief Act	29, 122
requesting party	96
Required Rate	108
required yield supplement amount	108
Retained Notes	143
Review Conditions	93
Review Expenses	95
Review Satisfaction Date	93
risk retention reserve account	100
Rule 193 Information	70
sale and servicing agreement	90
SEC	82, 149
Second Allocation of Principal	149

seller	51
servicer	1, 53
servicer replacement events	110
servicing fee	1, 109
Short-Term Note	150
Similar Law	140
Simple Interest Method	150
Simple Interest Receivables	150
SOFR	37
SOFR Adjustment Date	86
SOFR Determination Time	86
SOFR in arrears	86
SOFR Rate	I-i, 86
Special Tax Counsel	150
specified reserve account balance	10
Specified Reserve Account Balance	150
sponsor	1
Stellantis Financial Services	v, 1, 42
Subject Receivables	94
Supplemental Servicing Fees	150
Target Overcollateralization Amount	150
Term SOFR	86
Third Allocation of Principal	150
transaction documents	90
Transaction Parties	141
transfer agreements	90
trust agreement	90
Trust Indenture Act	95
U.S. Government Securities Business Day	87
U.S. Holder	132
UCITS	129
UK	vii, 129
UK Affected Investors	130
UK CRR	130
UK Due Diligence Requirements	129
UK MiFIR	vii
UK qualified investor	vii
UK retail investor	vii, 144
UK Securitization Framework	129
Unadjusted Benchmark Replacement	150
Unrelated Amounts	150
verification documents	84
weighted average life	74
yield supplement account	100
yield supplement amount	108
yield supplement overcollateralization amount	10, 107
yield supplement withdrawal amount	108

I-2

APPENDIX A

[Vintage Origination Information][Static Pool Information About Certain Previous Securitizations]

[The information in Appendix A also will be presented in graphical format.]

A-1

No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the depositor, the sponsor or the underwriters. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that information herein or therein is correct as of any time since the date of this prospectus.

SFS Auto Receivables Securitization Trust 20[●]-[●]

Issuing Entity

$[●]

Class A-1 Notes		$ [●]
Class A-2[-A] Notes	[}]	$ [●]
[Class A-2-B Notes]
Class A-3 Notes		$ [●]
Class A-4 Notes		$ [●]
[Class B Notes]		$ [●]
[Class C Notes]		$ [●]

SFS Auto Funding, LLC

Depositor

Stellantis Financial Services, Inc.

Sponsor, Originator and Servicer

PROSPECTUS

UNDERWRITERS

[●]

[●]

Until [●], 20[●], which is ninety days following the date of this prospectus, all dealers effecting transactions in the notes, whether or not participating in this distribution, may be required to deliver this prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. Other Expenses of Issuance and Distribution.

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder, other than underwriting discounts and commissions:

Registration Fee	$1,242,900.00
Legal Fees and Expenses	$2,700,000.00
Accountant Fees and Expenses	$585,000.00
Trustee Fees and Expenses	$180,000.00
Rating Agency Fees	$5,400,000.00
Printing Expenses	$630,000.00
Asset Representation Reviewer Fees and Expenses	$125,000.00
Miscellaneous Expenses	$675,000.00

Total	$11,537,900.00

Item 13. Indemnification of Directors and Officers.

SFS Auto Funding, LLC

SFS Auto Funding, LLC is a Delaware limited liability company. Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to the standards and restrictions, if any, as are described in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

The registrant was formed under the laws of the State of Delaware. The limited liability company agreement of the registrant provides, in effect, that, subject to certain limited exceptions, it will indemnify its members, officers, directors, independent directors, employees and agents of the registrant, and employees, representatives, agents or affiliates of the member or special member (collectively, the “Covered Persons”), to the fullest extent permitted by applicable law, for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the registrant and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the limited liability company agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under the limited liability company agreement by the registrant shall be provided out of and to the extent of registrant assets only, and the members shall not have personal liability on account thereof.

To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the registrant prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the registrant of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the limited liability company agreement.

A Covered Person shall be fully protected in relying in good faith upon the records of the registrant and upon such information, opinions, reports or statements presented to the registrant by any person as to matters the Covered Person reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the registrant, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the member might properly be paid.

To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the registrant or to any other Covered Person, a Covered Person acting under the limited liability company agreement shall not be liable to the registrant or to any other Covered Person for its good faith reliance on the provisions of the limited liability company agreement or any approval or authorization granted by the registrant or any other Covered Person. The provisions of the limited liability company agreement, to the extent that they restrict or eliminate the duties and liabilities of a Covered Person to the registrant or its members otherwise existing at law or in equity, are agreed by the parties to the limited liability company agreement to replace such other duties and liabilities of such Covered Person.

Reference is also made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto among the Registrant, Stellantis Financial Services, Inc. and the underwriters named therein (see Exhibit 1.1), which provides for indemnification by and of the Registrant in certain circumstances.

Item 14(a). Exhibits.

EXHIBITS

Exhibit No.	Description

1.1	Form of Underwriting Agreement among SFS Auto Funding, LLC (the “Depositor”), Stellantis Financial Services, Inc. (“SFS”) and [●], as representative of the several underwriters*

3.1	Certificate of Formation of the Depositor

3.2	Amended and Restated Limited Liability Company Agreement of the Depositor

4.1	Form of Indenture (including forms of Notes) between SFS Auto Receivables Securitization Trust 20[●]-[●] and [●], as Indenture Trustee*

5.1	Opinion of Mayer Brown LLP with respect to legality*

8.1	Opinion of Mayer Brown LLP with respect to United States federal income tax matters*

10.1	Form of Purchase Agreement between SFS, as Seller, and the Depositor, as Purchaser*

10.2	Form of Sale and Servicing Agreement among the Depositor, as Seller, SFS Auto Receivables Securitization Trust 20[●]-[●], as Issuer, SFS, as Servicer, and [●], as Indenture Trustee*

10.3	Form of Administration Agreement among SFS Auto Receivables Securitization Trust 20[●]-[●], as Issuer, SFS, as Administrator, and [●], as Indenture Trustee*

10.4	Form of Amended and Restated Trust Agreement between the Depositor, [[●], as Issuer Delaware Trustee] and [●], as Owner Trustee*

10.5	Form of Asset Representations Review Agreement among SFS Auto Receivables Securitization Trust 20[●]-[●], as Issuer, SFS, as Sponsor and as Servicer, and [●], as Asset Representations Reviewer*

23.1	Consent of Mayer Brown LLP (included in Exhibits 5.1 and 8.1)*

24.1	Powers of Attorney (included in signature page to this registration statement)

24.2	Certified Copy of Resolutions authorizing Powers of Attorney

25.1	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1**

36.1	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities*

102.1	Asset Data File***

103.1	Asset Related Documents***

107.1	Calculation of Filing Fee Table

*	To be filed by amendment.
**	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.
***	To be incorporated by reference at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.

Item 14(b). The information required to be filed by Item 601(b)(107) of Regulation S-K (17 CFR 229.601) is included in Exhibit 107.1.

Item 15. Undertakings.

The undersigned registrant hereby undertakes:

(a) As to Rule 415:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided further, however, that clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act to any purchaser:

(i) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii) If the registrant is relying on Rule 430D:

(A) each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) As to Documents Subsequently Filed that are Incorporated By Reference:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to Indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Filings in Reliance on Rule 430A:

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from any form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to Qualification of Trust Indentures Under the Trust Indenture Act of 1939 for Delayed Offerings:

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act, in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(f) As to Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on October 29, 2026.

SFS AUTO FUNDING, LLC,

a Delaware limited liability company (Registrant)

By:	/s/ Bennie H. Duck
Name: Bennie H. Duck
Title: Executive Vice President, Treasurer and Secretary

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POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bennie H. Duck and Tommy A. Moore, Jr., as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her own name, place and stead, in any and all capacities, acting alone, to sign this registration statement, any and all amendments or supplements (including post-effective amendments) to this registration statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorneys-in-fact and agents authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorneys-in-fact and agents or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Tommy A. Moore, Jr. Tommy A. Moore, Jr.	Director and President (Performing the Function of Principal Executive Officer)	October 29, 2026

/s/ Bennie H. Duck Bennie H. Duck	Director, Executive Vice President, Treasurer and Secretary (Performing the Function of Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer)	October 29, 2026

/s/ Angelo Clementi Angelo Clementi	Director	October 29, 2026

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